

# 2024 Annual Report

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

# FORM 10-K

**(Mark One)**

☒    **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Fiscal Year Ended December 31, 2024**

or

☐    **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number 001-36777**

# JAMES RIVER GROUP HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

| **Bermuda** | **98-0585280** |
|:---:|:---:|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |

**Clarendon House, 2 Church Street, Hamilton, Pembroke HM11, Bermuda**

(Address of principal executive offices)

Registrant's telephone number, including area code: **(441) 295-1422**

Securities registered pursuant to Section 12(b) of the Act:

| **Title of each class** | **Trading Symbol(s)** | **Names of each exchange on which registered** |
|:---:|:---:|:---:|
| Common Shares, par value $0.0002 per share | JRVR | NASDAQ Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act.   Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

**Large accelerated filer** ☐    **Accelerated filer** ☒    **Non-accelerated filer** ☐    **Smaller reporting company** ☐    **Emerging growth company** ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

The aggregate market value of the registrant's common shares held by non-affiliates of the registrant as of June 30, 2024, computed by reference to the closing sales price on the NASDAQ Global Select Market on that date, was approximately $288,761,772.

The number of the registrant's common shares outstanding was 45,644,318 as of February 28, 2025.

## DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the James River Group Holdings, Ltd. Proxy Statement for the 2025 Annual General Meeting of Shareholders may be incorporated by reference into Part III hereof. Alternatively, such Part III information may be filed by James River Group Holdings, Ltd. by an amendment to this Form 10-K.

[This Page Intentionally Left Blank]

*Unless the context indicates or suggests otherwise, references in this Annual Report on Form 10-K to "the Company," "we," "us" and "our" refer to James River Group Holdings, Ltd. and its consolidated subsidiaries.*

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the fact that they do not relate strictly to historical or current facts. You may identify forward-looking statements in this Annual Report by the use of words such as "anticipates," "estimates," "expects," "intends," "plans", "seeks" and "believes," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could." These forward-looking statements include, among others, all statements relating to our future financial performance, our business prospects and strategy, anticipated financial position and financial strength ratings, liquidity and capital needs and other similar matters. These forward-looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this Annual Report as a result of various factors, many of which are beyond our control, including, among others:

- the inherent uncertainty of estimating reserves and the possibility that incurred losses may be greater than our loss and loss adjustment expense reserves;

- inaccurate estimates and judgments in our risk management may expose us to greater risks than intended;

- downgrades in the financial strength rating or outlook of our regulated insurance subsidiaries impacting our ability to attract and retain insurance business that our subsidiaries write, our competitive position, and our financial condition;

- the amount of the final post-closing adjustment to the purchase price received in connection with the sale of our casualty reinsurance business and the outcome of the litigation relating to such transaction;

- the potential loss of key members of our management team or key employees, and our ability to attract and retain personnel;

- adverse economic factors resulting in the sale of fewer policies than expected or an increase in the frequency or severity of claims, or both;

- the impact of a higher than expected inflationary environment on our reserves, loss adjustment expenses, the values of our investments and investment returns, and our compensation expenses;

- exposure to credit risk, interest rate risk and other market risk in our investment portfolio;

- reliance on a select group of brokers and agents for a significant portion of our business and the impact of our potential failure to maintain such relationships;

- reliance on a select group of customers for a significant portion of our business and the impact of our potential failure to maintain, or decision to terminate, such relationships;

- our ability to obtain insurance and reinsurance coverage at prices and on terms that allow us to transfer risk, adequately protect our Company against financial loss and that supports our growth plans;

- losses resulting from reinsurance counterparties failing to pay us on reinsurance claims, insurance companies with whom we have a fronting arrangement failing to pay us for claims, or a former customer with whom we have an indemnification arrangement failing to perform its reimbursement obligations, and our potential inability to demand or maintain adequate collateral to mitigate such risks;

- inadequacy of premiums we charge to compensate us for our losses incurred;

- changes in laws or government regulation, including tax or insurance law and regulations;

- changes in U.S. tax laws (including associated regulations) and the interpretation of certain provisions applicable to insurance/reinsurance businesses with U.S. and non-U.S. operations, which may be retroactive and could have a significant effect on us including, among other things, by potentially increasing our tax rate, as well as on our shareholders;

- in the event we did not qualify for the insurance company exception to the passive foreign investment company ("PFIC") rules and were therefore considered a PFIC, there could be material adverse tax consequences to an investor that is subject to U.S. federal income taxation;

- the Company or its foreign subsidiary becoming subject to U.S. federal income taxation;

- a failure of any of the loss limitations or exclusions we utilize to shield us from unanticipated financial losses or legal exposures, or other liabilities;

- losses from catastrophic events, such as natural disasters and terrorist acts, which substantially exceed our expectations and/or exceed the amount of reinsurance we have purchased to protect us from such events;

- potential effects on our business of emerging claim and coverage issues;

- the potential impact of internal or external fraud, operational errors, systems malfunctions or cyber security incidents;

- our ability to manage our growth effectively;

- failure to maintain effective internal controls in accordance with the Sarbanes-Oxley Act of 2002, as amended;

- changes in our financial condition, regulations or other factors that may restrict our subsidiaries' ability to pay us dividends;

- an adverse result in any litigation or legal proceedings we are or may become subject to; and

- other risks and uncertainties discussed under "Risk Factors" and elsewhere in this Annual Report.

Accordingly, you should read this Annual Report completely and with the understanding that our actual future results may be materially different from information contained in the forward-looking statements.

Additional information about these risks and uncertainties, as well as others that may cause actual results to differ materially from those in the forward-looking statements, is contained in Part I, Item 1A "Risk Factors" in this Annual Report, and our filings with the U.S. Securities and Exchange Commission ("SEC").

Forward-looking statements speak only as of the date of this Annual Report. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not have any obligation, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this Annual Report, whether as a result of new information or future events or otherwise. You should not place undue reliance on the forward-looking statements included in this Annual Report or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

**PART I**

**Item 1. BUSINESS**

**General**

James River Group Holdings, Ltd. is a Bermuda-based holding company. We own and operate a group of specialty insurance companies focused on underwriting small and middle market casualty risks within the U.S. excess and surplus ("E&S") lines market. For the year ended December 31, 2024, approximately 76.2% of our gross written premiums and 88.7% of our net written premiums from continuing operations originated from the E&S lines market, which we believe puts us among the top three publicly traded insurers as ranked by highest concentrations of E&S risk. Substantially all of our business is casualty insurance, and for the year ended December 31, 2024, 96.3% of our gross written premiums from continuing operations were derived from casualty insurance. Our objective is to generate compelling returns on tangible equity, while limiting underwriting and investment volatility. We seek to accomplish this by earning profits from insurance underwriting and generating meaningful risk-adjusted investment returns, while managing our capital.

We write very little property or catastrophe insurance and no property catastrophe reinsurance. For the year ended December 31, 2024, property insurance represented 3.7% of our gross written premiums from continuing operations. When we do write property insurance, we buy reinsurance to significantly mitigate our risk. We have structured our reinsurance arrangements so that our modeled net pre-tax loss from a 1/1000 year probable maximum loss ("PML") event would not exceed 2.5% of shareholders' equity on a group-wide basis, inclusive of reinstatement premiums payable and net retentions. We have little exposure to and do not expect to be materially impacted by recent disasters including the wildfires in California or hurricanes Helene and Milton.

During 2024, we completed several strategic actions including closing the sale of JRG Reinsurance Company Ltd. ("JRG Re") to focus our business around our U.S. insurance businesses, entering a $160.0 million combined loss portfolio transfer and adverse development cover for our Excess and Surplus Lines business, and initiating a new strategic partnership with Enstar Group Limited ("Enstar") which, in part, entailed a $12.5 million equity investment in the Company and an additional $75.0 million adverse development cover for the Excess and Surplus Lines business. We believe these actions strengthen our balance sheet and position us to generate attractive returns in the future. Following the sale of JRG Re, our continuing operations are comprised of two operating segments, Excess and Surplus Lines and Specialty Admitted Insurance, and a third segment, Corporate and Other.

The Excess and Surplus Lines segment sells E&S commercial lines liability and property insurance in every U.S. state and the District of Columbia through James River Insurance Company ("James River Insurance") and its wholly-owned subsidiary, James River Casualty Company ("James River Casualty"). The Excess and Surplus Lines segment produced 71.0% of our gross written premiums and 87.5% of our net written premiums from continuing operations for the year ended December 31, 2024. James River Insurance and James River Casualty are both non-admitted carriers. Non-admitted carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market companies, allowing them flexibility to change the coverage terms offered and the rate charged without the time constraints and financial costs and delays associated with the filing of such changes with state regulators and seeking approval for the filings. In 2024, the average account in this segment (excluding commercial auto policies) generated annual gross written premiums of approximately $26,800. The Excess and Surplus Lines segment distributes primarily through wholesale insurance brokers. Members of our management team have participated in this market for over three decades and have long-standing relationships with the wholesale brokers who place E&S lines accounts.

The Specialty Admitted Insurance segment has admitted licenses and the authority to write excess and surplus lines insurance in 50 states and the District of Columbia through Falls Lake National Insurance Company ("Falls Lake National") and its wholly-owned subsidiaries, Stonewood Insurance Company ("Stonewood Insurance") and Falls Lake Fire and Casualty Company ("Falls Lake Fire and Casualty"). The Specialty Admitted Insurance segment produced 29.0% of our gross written premiums and 12.5% of our net written premiums from continuing operations for the year ended December 31, 2024. The Specialty

Admitted Insurance segment primarily writes fronting business where we retain a minority share of the risk, generally 10%-35%, and seek to earn fee income. When we front, we use our legal authority, financial strength rating, underwriting experience and claims infrastructure to write insurance to service clients (usually managing general agents and reinsurers) who assume the vast majority of the risk on each fronted policy. Because we retain little premium or risk in our fronted business, we can allocate less capital per dollar of revenue to fronted policies than to policies where we retain more risk, which we believe enhances our returns on equity. The Specialty Admitted Insurance segment accepts applications for insurance from a variety of sources, including fronting and program administrators and managing general agents ("MGAs").

The Corporate and Other segment consists of the management and treasury activities of our holding companies, equity compensation for the group, and interest expense associated with our debt.

Our discontinued operations include JRG Re, which comprised the remaining operations of the former Casualty Reinsurance segment, and which, prior to the suspension of its underwriting activities in 2023, provided proportional and working layer casualty reinsurance to third parties. The sale of JRG Re, which closed on April 16, 2024, resulted in the Company's disposition of its casualty reinsurance business and related assets.

In 2024, we wrote $1,431.8 million of gross written premiums from continuing operations, allocated by segment and underlying market as follows:

| Gross Written Premiums by Segment | Gross Written Premiums Year Ended December 31, 2024 | % of Total |
|---|---|---|
| | *(in thousands)* | |
| Excess and Surplus Lines segment | $1,017,029 | 71.0% |
| Specialty Admitted Insurance segment | 414,743 | 29.0% |
| | $1,431,772 | 100.0% |
| **Gross Written Premiums by Market** | | |
| Non-admitted markets | $1,090,518 | 76.2% |
| Admitted markets | 341,254 | 23.8% |
| | $1,431,772 | 100.0% |

The A.M. Best Company ("A.M. Best") financial strength rating for our group's regulated U.S. subsidiaries is "A-" (Excellent) with a negative outlook. This rating reflects A.M. Best's opinion of our insurance subsidiaries' financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors. The rating for our U.S. operating insurance companies of "A-" (Excellent) is the fourth highest rating of the thirteen ratings issued by A.M. Best and is assigned to insurers that have, in A.M. Best's opinion, an excellent ability to meet their ongoing obligations to policyholders.

The financial strength ratings assigned by A.M. Best have an impact on the ability of our regulated subsidiaries to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that our subsidiaries receive. We believe the "A-" (Excellent) ratings assigned to our U.S. insurance subsidiaries allow our subsidiaries to actively pursue relationships with the agents and brokers identified in their marketing plans.

**Our History**

In 2002, a group of experienced insurance executives created James River Group, Inc. ("James River Group"). James River Group was listed on the NASDAQ Stock Market (symbol: JRVR) in 2005. James River Group had two insurance company subsidiaries, James River Insurance and Stonewood Insurance. Both of these subsidiaries as well as James River Group remain subsidiaries of ours.

In 2007, a group of investors acquired James River Group, at which point it ceased trading as a public company. Simultaneously, the investors and management founded and capitalized JRG Re to begin providing reinsurance to third parties and our U.S.-based insurance subsidiaries.

In December 2014, we completed an initial public offering of our common shares (the "IPO"). Institutional investors sold all of the common shares in the IPO. Neither the Company nor any of its management or other shareholders sold shares in the IPO.

In November 2023, we announced an agreement to sell JRG Re. The sale of JRG Re, which closed on April 16, 2024, allows us to focus on growing our U.S. insurance and fronting businesses.

**Our Competitive Strengths**

We believe we have the following competitive strengths:

*Broad Underwriting Expertise.* We strive to be innovative in tailoring our products to provide solutions for our distribution partners and insureds, and we are willing to entertain insuring many types of risk classifications. As a result, we believe we are a "go to" market for a wide variety of risks. We are able to structure solutions for our insureds and the wholesale brokers with whom we work because of our deep technical expertise and experience in the niches and specialties we underwrite.

*Focus on Small and Medium-Sized Casualty Niche and Specialty Business.* We believe that small- and medium-sized casualty accounts, in niche areas where we focus, are consistently among the most attractive subsets of the property-casualty insurance and reinsurance market. We think the unique characteristics of the risks within these markets require each account to be individually underwritten in an efficient manner.

Many carriers have chosen either to reject business that requires individual underwriting or have attempted to automate the underwriting of this highly variable business. Since our inception, we have embraced technology to greatly reduce the cost of individually underwriting these accounts in our Excess and Surplus Lines and Specialty Admitted Insurance segments. We are investing in technologies that may bring additional insights to our underwriters and allow them to refine and improve their risk selection and pricing. We continue to have our underwriters make individual judgments regarding the underwriting and pricing of accounts. Our experience leads us to believe this approach, combining expert judgment and technology designed to provide our underwriters with relevant information and quick processing, is more likely to produce consistent results over time and across markets. We are successfully increasing rates in our Excess and Surplus Lines segment. Pricing on our E&S renewal book has increased for twenty-eight consecutive quarters. The Excess and Surplus Lines segment represented 71.0% of our gross written premiums and 87.5% of our net written premiums from continuing operations for the year ended December 31, 2024. We believe that there are compelling opportunities for measured but profitable growth in many sectors of the insurance markets we target.

*Emphasis on Lowering Property Catastrophe Volatility.* We earn our profits by taking underwriting and investment risk. We underwrite many classes of insurance and invest in many types of assets. We believe we have minimal exposure to material property risks and did not have meaningful losses from property risks during 2024.

We seek to limit our catastrophic underwriting exposure in all areas, but in particular to property risks and catastrophic events. Our companies purchase reinsurance from unaffiliated reinsurers to reduce our net exposure to any one risk or occurrence. In addition, our policy forms and pricing are subject to regular formal analysis in an effort to confirm we are insuring the types of risks we intend and that we are being appropriately compensated for taking on those risks.

*Talented Underwriters and Operating Leadership.* The managers of our 15 underwriting divisions have an average of over 25 years of industry experience, substantial subject matter expertise and deep technical knowledge. They have been successful and profitable underwriters for us in the specialty casualty insurance sector. Our segment presidents both have extensive backgrounds and histories working in management capacities in specialty casualty insurance. Our Chief U.S. Claims Officer and Chief Underwriting Officer have extensive backgrounds in operational leadership within specialty casualty insurance, including a deep focus on risk management.

*Robust Technology and Data Capture.* We seek to ground our underwriting decisions in reliable historical data and technical evaluation of risks. Our underwriters utilize intuitive systems and differentiated technologies. We have implemented processes to capture extensive data from our book of business, before, during and after the underwriting analysis and decision. We use the data we collect to inform and, we believe, improve our judgment about similar risks as we refine our underwriting criteria. We use the data we collect in regular formal review processes for each of our lines of business.

*Active Claims Management.* Our primary insurance companies actively manage claims. We attempt to investigate thoroughly and settle promptly all covered claims, which we generally accomplish through direct contact with the insured and other affected parties. We have historically been able to close approximately 92% of claims from a particular policy year within the five subsequent years, and as of December 31, 2024, our reserves for claims incurred but not reported ("IBNR") for our continuing operations were 63.5% of total net loss reserves.

*Meaningful Risk Adjusted Investment Returns.* We seek to generate meaningful contributions to company profitability from our investment portfolio. We attempt to follow a strategy that emphasizes the preservation of our invested assets, provides adequate liquidity for the prompt payment of claims and produces attractive results for our shareholders. Within that context, we seek to improve risk-adjusted returns in our investment portfolio by allocating a portion of our portfolio to investments where we take measured risks based upon detailed knowledge of certain niche asset classes. Investment grade fixed maturity securities make up the majority of our investment portfolio, and we are comfortable allocating a portion of our assets to non-traditional investments. We consider non-traditional investments to include investments that are (1) unrated bond or fixed income securities, (2) non-listed equities or (3) investments that generally have less liquidity than rated bond or fixed income securities or listed equities. Non-traditional investments represented 9.4% of our total cash and invested assets (excluding restricted cash equivalents) at December 31, 2024, consisting of syndicated bank loans (7.4%) and other invested assets (1.9%) that include interests in limited liability companies that invest in renewable energy opportunities and limited partnerships that invest in debt or equity securities. While we are willing to make investments in non-traditional types of investments, we seek to avoid asset classes and investments that we do not understand. The weighted average credit rating of our portfolio of fixed maturity securities, bank loans and preferred stocks as of December 31, 2024 was "A". At December 31, 2024, the average duration of our total invested assets and cash, excluding restricted cash, was 3.4 years.

## Our Strategy

We believe our approach to our business will help us achieve our goal of generating compelling returns on tangible equity while limiting volatility in our financial results. This approach involves the following:

*Generate Underwriting Profits.* We seek to make underwriting profits from our diverse set of insurance products. We attempt to find ways to grow in markets we believe to be profitable, but are less concerned about growth than maintaining profitability in our underwriting activities (measured without regard to investment income). We are willing to reduce the premiums we write when we cannot achieve the pricing and contract terms we believe are necessary to meet our financial goals. We continue to invest in our maturing enterprise risk management framework and performance monitoring discipline — key underpinnings of our organization today. We believe that these actions position James River very well for long-term stability and profitable growth.

*Maintain a Strong Balance Sheet.* Balance sheet integrity is key to our long-term success. In order to maintain balance sheet integrity, we seek to estimate the amount of future obligations, especially reserves for losses and loss adjustment expenses, in a consistent and appropriate fashion. We have taken a number of actions in recent years especially, all with a goal of protecting and maintaining our balance sheet.

*Respond Rapidly to Market Opportunities and Challenges.* For the year ended December 31, 2024, gross written premiums for the Excess and Surplus Lines segment increased by 1.0% over the same period in 2023. Given the challenges the organization faced during 2024 especially, we view this as a validating result. We seek to grow our business by taking advantage of opportunities in markets in which we believe we can use our expertise to generate consistent underwriting profits. We seek to measure rates and react quickly to changes in the rates or terms the market will accept. In this favorable pricing environment, we have taken steps to grow and are increasing gross written premiums across most underwriting divisions in this segment. In 2024, our growth was primarily focused in our General Casualty, Environmental, and Sports and

Entertainment divisions within our Excess and Surplus Lines segment. This very specific evaluation of each risk or class of risks is a hallmark of our underwriting.

When market conditions have been challenging, or when actual experience has not been as favorable as we anticipated, or when the size or risk profile of certain insureds or lines of business change, we have tried to act quickly to evaluate our situation and to make course corrections in order to protect our profits and preserve tangible equity. Our actions have included reducing our writings when margins tightened and exiting lines or classes of business when we believed the risk of continuing in a line outweighed the potential rewards from underwriting. We do not hesitate to increase loss estimates when we determine that it is appropriate. In 2023, we took actions to reduce our workers' compensation book of business in the Specialty Admitted Insurance segment by the non-renewal of a large California program and by selling the renewal rights to our Individual Risk Workers' Compensation business.

*Use Timely and Accurate Data.*    We design our internal processing and data collection systems to provide our management team with accurate and relevant information in real-time. We collect premium, commission and claims data, including detailed information regarding policy price, terms, conditions and the nature of the insured's business. This data allows us to analyze trends in our business, including results by individual agent or broker, underwriter and class of business and expand or contract our operations quickly in response to market conditions. We rely on our information technology systems in this process. Additionally, the claims staff also contributes to our underwriting operations through its communication of claims information to our underwriters.

*Earn a Meaningful Contribution from Investments.*    We seek to earn a meaningful contribution to our overall returns from our investment portfolio activities each year. We attempt to balance the preservation of assets, liquidity needs and mitigation of volatility with returns across our portfolio. We believe our diversified portfolio and ability to source investment opportunities positions us well to generate returns while balancing the importance of maintaining a strong balance sheet.

*Manage Capital Actively.*    We invest and manage our capital with a goal of consistently increasing tangible equity for our shareholders and generating attractive returns on tangible equity. We intend to expand our premium volume and capital base to take advantage of opportunities to earn an underwriting profit or to reduce our premium volume and capital base if attractive underwriting opportunities are not available. We expect to finance our future operations with a combination of debt and equity and do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame or that is reasonably necessary to bolster the capital positions of our regulated insurance entities. We may not, however, always be able to raise capital when needed. Our ratings from A.M. Best are very important to us, as are our relationships with our regulators, and maintaining them in good order is a principal consideration in our decisions regarding capital management.

**Our Structure**

The chart below displays our corporate structure as of December 31, 2024 as it pertains to our holding and operating subsidiaries.


James River Group Holdings, Ltd.
(Bermuda Insurance Holding Company)
James River Group Holdings UK Limited
(UK Insurance Holding Company)
James River Group, Inc.
(Delaware Insurance Holding Company)
James River Insurance Company
(Ohio Domiciled Stock Insurance Company)
Falls Lake National Insurance Company
(Ohio Domiciled Stock Insurance Company)
James River Casualty Company
(Ohio Domiciled Stock Insurance Company)
Stonewood Insurance Company
(Ohio Domiciled Stock Insurance Company)
Falls Lake Fire and Casualty Company
(California Domiciled Stock Insurance Company)

**Business Segments**

***Excess and Surplus Lines Segment***

We underwrite non-admitted E&S business through our subsidiaries, James River Insurance and James River Casualty (together, "James River," which comprises our Excess and Surplus Lines segment), from offices in Richmond, Virginia; Scottsdale, Arizona; and Atlanta, Georgia. The Excess and Surplus Lines segment is our largest segment, representing 71.0% of consolidated gross written premiums from continuing operations for the year ended December 31, 2024. James River has been engaged in the E&S insurance market for over 20 years.

The E&S industry focuses on providing insurance coverage to policyholders that may be unable to purchase insurance from standard lines insurers typically due to perceived risk related to their operations or risk exposures. Our Excess and Surplus Lines segment underwrites property-casualty insurance in all states and the District of Columbia. We utilize a network of authorized wholesale brokers and general agents throughout the United States. Gross written premiums for our Excess and Surplus Lines segment grew by 1.0%, 9.4%, and 10.5% in 2024, 2023, and 2022, respectively. Net written premiums declined by 13.8% in 2024 compared to growth of 0.1% and 17.5% in 2023 and 2022, respectively. The decline in 2024 was partially attributable to $52.8 million of ceded written premium recorded upon execution of the E&S Top Up ADC (as defined under the heading "Adverse Development Cover" below) in the fourth quarter of 2024. Net written premiums in 2024 and 2023 were also impacted by premium adjustments associated with prior years including reinstatement premium, and the renewal of a quota share treaty, effective July 1, 2023, that increased premium cessions across all underwriting divisions other than Excess Casualty and resulted in lower retentions for the segment. The Excess and Surplus Lines segment produced a cumulative combined ratio of 97.2% from 2015 through 2024. Excluding our former insured, Rasier LLC and its affiliates ("Rasier"), the cumulative combined ratio of the Excess and Surplus Lines segment for 2019 through 2024 was 91.2%.

Companies that underwrite on an E&S lines basis operate under a different regulatory structure than standard market carriers. E&S lines carriers are generally permitted to craft the terms of the insurance contract to suit the particular risk they are assuming. E&S lines carriers are, for the most part, free of rate and form regulation. In contrast, standard market carriers are generally required to use approved insurance forms and to charge rates that have been authorized by or filed with state insurance departments. However, as E&S carriers, our insurance subsidiaries in the Excess and Surplus Lines segment are not backed by any state's guarantee fund, and in most states these subsidiaries may only write coverage for an insured after they have been declined coverage by the standard market.

Our Excess and Surplus Lines segment underwrites coverage for a wide range of commercial businesses and does not write personal lines insurance. Applications for insurance are presented to us by authorized wholesale brokers who are engaged by retail agents to assist in coverage procurement.

Claims for business written and retained by the Excess and Surplus Lines segment are managed by our internal claims department although we use independent adjusters for inspection and payment of certain claims.

The chart below identifies the Excess and Surplus Lines segment's divisions and sets forth the amount of gross written premiums by each division.

| | Gross Written Premiums Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| E&S Division | 2024 | Percentage of Total 2024 | 2023 | 2022 | 2021 | 2020 |
| | | | *(in thousands)* | | | |
| Excess Casualty | $ 325,017 | 32.0% | $ 339,870 | $310,383 | $285,082 | $213,037 |
| General Casualty | 237,632 | 23.4% | 202,861 | 173,574 | 140,608 | 125,433 |
| Manufacturers and Contractors | 176,494 | 17.4% | 180,074 | 156,645 | 139,720 | 122,880 |
| Excess Property | 53,254 | 5.2% | 64,574 | 52,104 | 47,241 | 37,332 |
| Energy | 46,405 | 4.6% | 51,593 | 42,290 | 46,216 | 51,109 |
| Small Business | 39,946 | 3.9% | 38,561 | 36,930 | 32,593 | 24,790 |
| Allied Health | 31,791 | 3.1% | 30,904 | 34,156 | 35,192 | 26,918 |
| Commercial Auto | 27,819 | 2.7% | 29,379 | 37,974 | 34,630 | 30,029 |
| Life Sciences | 25,642 | 2.5% | 27,595 | 32,277 | 35,935 | 35,163 |
| Sports and Entertainment | 22,192 | 2.2% | 17,826 | 13,934 | 9,442 | 6,118 |
| Environmental | 20,096 | 2.0% | 13,832 | 20,676 | 17,050 | 17,753 |
| Professional Liability | 9,367 | 0.9% | 9,264 | 8,936 | 8,104 | 6,881 |
| Medical Professionals | 870 | 0.1% | 955 | 1,285 | 1,844 | 1,700 |
| Management Liability | 504 | —% | 63 | — | — | — |
| Total | $1,017,029 | 100.0% | $1,007,351 | $921,164 | $833,657 | $699,143 |

Excess Casualty underwrites excess liability coverage for a variety of risk classes including manufacturers, contractors, distributors and transportation risks. We write excess liability coverage above our own primary policies, as well as policies issued by third parties. When we write above others' policies, we are selective regarding underlying carriers, focusing on the nature of the business, the financial strength of the carrier, their pricing and their claims handling capabilities.

General Casualty writes primary liability coverage on businesses exposed to premises liability type claims including real estate, mercantile and retail operations, apartments and condominiums, hotels and motels, restaurants, bars, taverns and schools.

Manufacturers and Contractors writes primary general liability coverage for a variety of classes, including manufacturers of consumer, commercial, and industrial products and general and trade contractors.

Excess Property writes property risks providing limits in various layers above the primary coverage layer for a variety of classes, including apartments, condominiums, resorts, shopping centers, offices and general commercial properties.

Energy writes risks engaged in the business of energy production, distribution or mining, and the manufacture of equipment used in the energy business segment. Examples of classes underwritten by this division include oil and gas exploration companies, oil or gas well drillers, oilfield consultants, oil or gas lease operators, oil well servicing companies, oil or gas pipeline construction companies, fireworks manufacturing, mining-related risks, utilities, and utility contractors.

Small Business includes both brokerage and delegated authority contract binding focusing on accounts with annual primary liability insurance premiums of less than $20,000 and more typically below $10,000. For these smaller risks, we limit flexibility in coverage options and pricing to facilitate quick turnaround and efficient processing.

Allied Health underwrites casualty insurance for allied health and social service types of risks, such as long-term care facilities, independent living apartments, group homes, half-way houses and shelters, drug rehabilitation, home health care and medical staffing enterprises.

Commercial Auto underwrites primarily the hired and non-owned auto liability exposures for a variety of industry segments including package and food delivery services.

Life Sciences underwrites general liability, products liability and/or professional liability coverage for manufacturers, distributors and developers of biologics (antibodies & vaccines used for the prevention of disease), nutraceuticals (health, nutrition and herbal supplements), human clinical trials, pharmaceuticals (mainly generics and over-the-counters) and medical devices. This division also writes a book of various types of business engaged in the medical and adult-use cannabis industry.

Sports and Entertainment underwrites primary liability coverage for sports, recreation and entertainment related risks, including special events, family entertainment centers, tourist attractions, health clubs, sports complexes and other sport and event venues.

Environmental underwrites contractors' pollution liability, products pollution liability, site specific pollution liability and consultant's professional liability coverage on a stand-alone basis and in conjunction with the general liability coverage. Typically, we write environmental coverage for contractors who are not engaged in environmental remediation work on an occurrence form.

Professional Liability writes professional liability coverage for accountants, architects, engineers, lawyers and certain other professions.

Medical Professionals underwrites non-standard physicians' professional liability for individuals or small groups. Our healthcare business is a mix of both surgical and non-surgical classes.

Management Liability, a new underwriting division in 2023, writes excess management liability coverage inclusive of directors & officers liability, employment practices liability, and fiduciary liability. The division underwrites a wide range of industries except for financial institutions and cryptocurrency firms. We write publicly traded risks, privately held risks and not-for-profit risks.

The General Casualty, Manufacturers and Contractors, Small Business, Commercial Auto, and Sports and Entertainment divisions write primary liability coverage at $1.0 million per occurrence limits, of which we retain $690,000 net per occurrence. The Excess Casualty division offers limits up to $10.0 million subject to a maximum of $2.0 million net per occurrence, and the remaining E&S divisions, with the exception of Management Liability, write both primary and excess liability coverage with limits typically between $1.0 million and $5.0 million, retaining between $690,000 and $1.98 million net per occurrence, respectively, but having the ability to offer policy limits up to $11.0 million per occurrence, of which we retain up to $3.2 million net. The Management Liability division also writes both primary and excess liability coverage with policy limits up to $10.0 million per coverage part, of which we retain up to $3.2 million net, but typically writes limits up to $5.0 million, retaining up to $1.8 million net per coverage. Allied Health, Medical Professional and Professional Liability division coverages are issued on a claims made and reported basis.

Excess Property writes shared and layered limits property risks providing limits in various layers above another carrier's primary coverage layer for a variety of commercial line classes including apartments, condominiums, resorts, shopping centers, offices and general commercial properties. Typical per risk limits offered range from $5.0 million to $30.0 million on a gross basis, and a maximum of $5.0 million on a net of reinsurance basis. The average net per risk limit is approximately $678,000 as of December 31, 2024. We retain up to the first $5.0 million in any one event or catastrophe.

The following table identifies the top producing states by amount of gross written premium for our Excess and Surplus Lines segment for the year ended December 31, 2024 and the amount of gross written premium produced by such states for the years ended December 31, 2023, 2022, 2021 and 2020. The table also shows the percentage of each states' gross written premium to total gross written premium in the Excess and Surplus Lines segment for the years ended December 31, 2024, 2023 and 2022.

| State | 2024 Gross Written Premiums | % of Total | 2023 Gross Written Premiums | % of Total | 2022 Gross Written Premiums | % of Total | 2021 Gross Written Premiums | 2020 Gross Written Premiums |
|---|---|---|---|---|---|---|---|---|
| Florida | $ 184,639 | 18.2% | $ 176,730 | 17.5% | $161,679 | 17.5% | $137,880 | $104,120 |
| California | 171,029 | 16.8% | 172,114 | 17.1% | 157,519 | 17.1% | 147,677 | 136,532 |
| Texas | 164,386 | 16.2% | 169,919 | 16.9% | 146,737 | 15.9% | 128,312 | 79,338 |
| New York | 151,768 | 14.9% | 126,326 | 12.5% | 112,189 | 12.2% | 101,820 | 108,778 |
| New Jersey | 24,190 | 2.4% | 25,871 | 2.6% | 23,383 | 2.5% | 22,131 | 17,621 |
| Washington | 23,817 | 2.3% | 23,104 | 2.3% | 22,618 | 2.5% | 22,778 | 16,407 |
| Illinois | 21,796 | 2.1% | 21,399 | 2.1% | 17,526 | 1.9% | 19,010 | 16,243 |
| Arizona | 20,111 | 2.0% | 22,434 | 2.2% | 20,972 | 2.3% | 16,544 | 12,782 |
| Georgia | 19,075 | 1.9% | 22,205 | 2.2% | 18,636 | 2.0% | 15,522 | 11,934 |
| Louisiana | 15,905 | 1.6% | 16,054 | 1.6% | 17,161 | 1.9% | 15,723 | 13,968 |
| Pennsylvania | 15,110 | 1.5% | 17,794 | 1.8% | 23,548 | 2.5% | 22,055 | 19,008 |
| Michigan | 13,370 | 1.3% | 10,514 | 1.0% | 10,554 | 1.1% | 5,701 | 6,608 |
| Nevada | 12,090 | 1.2% | 10,842 | 1.1% | 9,271 | 1.0% | 7,371 | 5,765 |
| Oregon | 11,007 | 1.1% | 11,533 | 1.1% | 10,041 | 1.1% | 7,501 | 6,583 |
| Missouri | 10,794 | 1.1% | 11,812 | 1.2% | 12,446 | 1.4% | 11,967 | 10,080 |
| All other states | 157,942 | 15.4% | 168,700 | 16.8% | 156,884 | 17.1% | 151,665 | 133,376 |
| Total | $1,017,029 | 100.0% | $1,007,351 | 100.0% | $921,164 | 100.0% | $833,657 | $699,143 |

*Marketing and Distribution*

The Excess and Surplus Lines segment distributes its products through a select group of authorized E&S lines brokers we believe can consistently produce reasonable volumes of quality business. These brokers procure policies for their clients from us as well as from other insurance companies. At December 31, 2024, the segment had authorized close to 100 broker groups to submit applications to us. The Excess and Surplus Lines segment generally makes broker authorizations by brokerage office and underwriting division. The segment does not grant its brokers underwriting or claims authority. The segment does delegate limited authority under several programs underwritten by exclusive general agents as well as a growing but still limited number of general agents underwriting small-account commercial risks through our online contract binding portal.

Our Excess and Surplus Lines segment selects its brokers based upon management's review of the experience, knowledge and business plan of each broker. While many of our Excess and Surplus Lines segment's brokers have more than one office, we evaluate each office as if it were a separate entity. Brokers must be able to demonstrate an ability to produce both the quality and quantity of business that we seek. Brokers unable to produce consistently profitable business, or who produce unacceptably low volumes of business, may be terminated. Our Excess and Surplus Lines segment's underwriters visit brokers regularly to discuss the products that we offer and the needs of the brokers. We believe the personal relationships we foster with individual brokers and our ability to respond to a wide variety of risks placed by these brokers make us an important market for them.

Our Excess and Surplus Lines segment's three largest brokers produced $724.7 million of gross written premiums for the year ended December 31, 2024, representing approximately 71.3% of the Excess and Surplus Lines segment's gross written premiums and 50.6% of consolidated gross written premiums from continuing operations for 2024. The three largest brokers produced $345.1 million (Ryan Specialty Group), $245.5 million (Amwins Group), and $134.1 million (Truist Insurance Holdings) of gross written premiums for the year ended December 31, 2024, respectively, representing 24.1%, 17.1%, and 9.4% of consolidated gross written premiums from continuing operations and 33.9%, 24.1%, and 13.2% of the Excess and Surplus Lines segment's gross written premiums for 2024, respectively.

In 2024 and 2023, our Excess and Surplus Lines segment paid an average commission to producers of 17.5% of gross written premiums.

*Underwriting*

Our Excess and Surplus Lines segment's staff includes over 200 individuals directly employed in underwriting policies as of December 31, 2024. We are very selective about the policies we bind. Our Excess and Surplus Lines segment binds approximately 3% of new submissions and one out of every four new quotes. If our underwriters cannot reasonably expect to bind coverage at the combination of premiums and coverage that meet our standards, they are encouraged to quickly move on to another prospective opportunity. For the year ended December 31, 2024, we received approximately 327,000 submissions (new and renewal, excluding commercial auto policies), quoted over 62,000 policies, and bound more than 26,000 policies.

When we accept risk in our Excess and Surplus Lines segment, we are careful to establish terms that are suited to the risk and the pricing. As an excess and surplus lines writer, we use our freedom of rate and form to make it possible to take on risks that have already been rejected by admitted carriers who have determined they cannot insure these risks on approved forms at filed rates. We attempt to craft policies that offer affordable protection to our insureds by tailoring coverage in ways that make potential losses more predictable and are intended to reduce claims costs.

We design our internal processing and data collection systems to provide our management team with accurate and relevant information in real-time. We collect premium, commission and claims data, including detailed information regarding policy price, terms, conditions and the nature of the insured's business. This data allows us to analyze trends in our business, including results by individual broker, underwriter and class of business and expand or contract our operations quickly in response to market conditions. We rely on our information technology systems in this process. Additionally, the claims staff also contributes to our underwriting operations through its communication of claims information to our underwriters.

*Claims*

We believe that effective management of claims settlement and any associated litigation avoids delays and associated additional costs.

Over 70 claims professionals with significant experience in the property-casualty industry support our Excess and Surplus Lines segment as of December 31, 2024.

Our excess and surplus lines business generally results in claims from premises/operations liability, professional liability, hired and non-owned auto liability, auto physical damage, first party property losses and products liability. We believe the key to effective claims management is timely and thorough claims investigation. We seek to complete all investigations and adjust reserves appropriately as soon as is practicable after the receipt of a claim. We seek to manage the number of claims per adjuster to allow adjusters sufficient time to investigate and resolve claims. Senior management reviews each case above a specified amount at least quarterly to evaluate whether the key issues in the case are being considered and to monitor case reserve levels. We keep the settlement authority of front-line adjusters low to ensure the practice of having two or more members of the department participate in the decision as to whether to settle or defend.

In addition, cases with unusual damage, liability or policy interpretation issues are subjected to peer reviews. Members of the underwriting staff participate in this process. Prior to any scheduled mediation or trial involving a claim, claims personnel conduct further peer review to make sure all issues and exposures have been adequately analyzed.

Our claims staff also contributes to our underwriting operations through communication of claims information to our underwriters. Members of our Claims team participate on our forms committee, which reviews and develops all policy forms and exclusions, and are also members of the underwriting review committee.

Approximately 92% of all claims received are closed within five years in the Excess and Surplus Lines segment.

The calendar year net loss ratios for the Excess and Surplus Lines segment for the last ten years were:

| | |
|---|---|
| 2015 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 54.5% |
| 2016 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 62.6% |
| 2017 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 80.2% |
| 2018 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 78.8% |
| 2019 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 84.4% |
| 2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 76.7% |
| 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 106.2% |
| 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 65.9% |
| 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 68.9% |
| 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 87.6% |

The calendar year loss ratio for 2024 was impacted by a $52.2 million reserve charge upon execution of the E&S ADC (as defined below) (consideration paid in excess of initial reserves) discussed below and $52.8 million of ceded premium recorded upon execution of the E&S Top Up ADC (as defined below). The calendar year loss ratios for 2017 through 2021 were impacted by adverse reserve development of $38.7 million, $20.7 million, $57.4 million, $91.4 million and $200.1 million, respectively, in the commercial auto line of business that was primarily related to a former insured, Rasier. The loss ratios for 2022 and 2021 also include net catastrophe losses in the Excess Property line of business of $5.0 million related to Hurricane Ian in 2022 and $5.0 million related to Hurricane Ida in 2021.

### Loss Portfolio Transfers and Adverse Development Covers

The Company has entered into loss portfolio transfers and adverse development covers to transfer losses and loss adjustment expenses and associated risk of adverse development on covered subject E&S business, as defined in the respective agreements, to assuming reinsurers in exchange for reinsurance premium.

### Commercial Auto Loss Portfolio Transfer

On September 27, 2021, James River entered into a loss portfolio transfer transaction (the "Commercial Auto LPT") with Aleka Insurance, Inc. ("Aleka"), a captive insurance company affiliate of Rasier, to reinsure substantially all of the Excess and Surplus Lines segment's legacy portfolio of commercial auto policies previously issued to Rasier for which James River is not otherwise indemnified by Rasier. The reinsurance coverage is structured to be fully collateralized, is not subject to an aggregate limit, and is subject to certain exclusions. The cumulative amounts ceded under the loss portfolio transfer were $459.3 million, $456.2 million and $391.8 million as of December 31, 2024, 2023, and 2022, respectively.

### Combined Loss Portfolio Transfer and Adverse Development Cover

On July 2, 2024, James River entered into a Combined Loss Portfolio Transfer and Adverse Development Cover Reinsurance Contract (the "E&S ADC") with State National Insurance Company, Inc. ("State National"). The transaction closed upon signing.

The E&S ADC was effective January 1, 2024 (the "Effective Date") and applies to James River's Excess & Surplus Lines segment casualty portfolio losses attaching to premium earned during 2010-2023 (both years inclusive), excluding, among others, losses related to commercial auto policies issued to a former large insured or its affiliates (the "Subject Business"). Pursuant to the E&S ADC, (1) State National reinsures 85% of losses paid on and after the Effective Date in respect of the Subject Business in excess of $716.6 million up to an aggregate limit of $467.1 million (with State National's share of the aggregate limit being $397.0 million) in exchange for a reinsurance premium paid by James River equal to $313.2 million, (2) James River continues to manage claims and to manage and collect the benefit of other existing third-party reinsurance on the Subject Business, which third-party reinsurance inures to the benefit of the E&S ADC, and (3) James River is entitled to a profit commission of 50% of any favorable development on the business ceded to State National below 104.5% of carried reserves, which profit commission shall not exceed $87.0 million in total. The Company has $41.2 million of aggregate limit remaining on the E&S ADC at December 31, 2024.

### *Adverse Development Cover*

The Company commenced a multi-pronged strategic partnership with Enstar. As part of this, on November 11, 2024, Enstar, through its subsidiary Cavello Bay Reinsurance Limited ("Cavello Bay"), entered into an adverse development cover agreement with James River ("E&S Top Up ADC"). Pursuant to this agreement, in exchange for a premium of $52.8 million (less an amount equal to the federal excise tax payable on the premium), Cavello Bay reinsures, effective January 1, 2024, 100% of the losses associated with James River's Excess & Surplus Lines segment portfolio losses attaching to premium earned during 2010-2023 (both years inclusive). This agreement excludes losses related to commercial auto policies issued to a former large insured or its affiliates. It is subject to a retention by James River of $1,183.7 million (the limit of the E&S ADC executed on July 2, 2024) and up to an aggregate limit of $75.0 million. The E&S Top Up ADC closed on December 23, 2024. The Company recognized a $52.8 million reduction in pre-tax income in connection with the adverse development cover upon closing. The Company has $75.0 million of aggregate limit remaining on the E&S Top Up ADC at December 31, 2024.

### *Specialty Admitted Insurance Segment*

The Falls Lake Insurance Companies ("Falls Lake") comprise our other U.S. insurance segment, Specialty Admitted Insurance. Falls Lake consists of Falls Lake National (an Ohio domiciled company, licensed in 49 states and the District of Columbia and registered as a surplus lines company in California), and its subsidiaries Stonewood Insurance (an Ohio domiciled company) and Falls Lake Fire and Casualty (a California domiciled company). The Specialty Admitted Insurance segment produced 29.0% of gross written premiums from continuing operations for the year ended December 31, 2024.

### *Fronting & Program Business*

Fronting and program business written through selected MGAs, insurance carriers, and other producers, represented 99.0% of 2024 gross written premiums in this segment (90.9% in 2023, 89.2% in 2022). In our fronting business, we issue insurance policies for another insurance company which may not have the licensure, product suite or rating to serve its desired market, or for a program supported by reinsurance or alternative capital provider(s). In a fronting arrangement, we give selected MGAs authority to act on our behalf to produce, underwrite and administer policies that meet our underwriting and pricing guidelines. We generally retain 10%-35% of the underwriting risk in our fronting business. The issuance of our policy makes us contractually responsible to the insured in the event they experience a covered loss. We enter into these arrangements selectively with counterparties which have significant experience and market presence in specialty classes of property-casualty risk or automobile business. We only work with MGAs who permit us to actively engage with them through a combination of onsite and offsite resources to facilitate our real-time supervision of their work. Underwriting, claims and financial performance is subject to regular review by our staff, and we hold appropriate collateral to manage counterparty credit risk. We grant limited authority for underwriting and claims administration and employ a rigorous review process to ensure the authority is appropriately used within the terms of our contract, and that collateral held by us is appropriate. We charge fees as a percentage of gross written premiums for issuing these policies. We establish fronting opportunities through a variety of sources, including direct carrier relationships, MGAs, reinsurers, and reinsurance brokers.

Our objective is to utilize the combination of fee income and underwriting profits from our Specialty Admitted Insurance segment to leverage our capital and improve returns on tangible equity. Fee income was $21.0 million in 2024, $24.2 million in 2023, and $23.6 million in 2022. Our licensure and product filings position us to support this business throughout the United States. Because of the more limited capital allocation required to support it, we believe the fronting business represents an efficient use of capital. Our largest fronting relationship produced $175.7 million of gross written premiums in 2024, representing 12.3% of consolidated gross written premiums from continuing operations and 42.4% of the Specialty Admitted Insurance segment's gross written premiums, respectively.

We focus our coverage on casualty risks in our fronting business, although some property insurance is written. We seek to limit our risk generally through reinsurance either on a proportional or excess of loss basis, or sometimes both. For initial claims oversight and administration, we generally outsource frequency layer claims management authority to third-party administrators up to the first $100,000 of a claim with our management oversight, and then provide supervisory control above this amount.

Under the terms of these program agreements, we pay fixed commissions, often with a profit contingency. Our fronting business is distributed primarily through MGAs and fronting and program managers.

*Actions to Reduce Workers' Compensation Book*

In June 2023, the Company non-renewed its large California workers' compensation program in the Specialty Admitted Insurance segment. This action was taken due to persistent rate pressure and tighter reinsurance capacity. Gross written premiums for the program were $21.3 million, $96.5 million, and $110.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

On September 25, 2023, the Company announced that certain of its subsidiaries entered into an agreement to sell the renewal rights to the Individual Risk Workers' Compensation ("IRWC") business in the Specialty Admitted Insurance segment. The IRWC business, previously underwritten by our staff and generated by appointed agents in 13 states, produced 1.0% of 2024 gross written premiums in this segment (9.1% in 2023, 10.8% in 2022). The transaction included the full operations of the business, including underwriting, loss control and claims, and transfer of the employees supporting the business. The transaction, which closed on September 29, 2023, was aligned with our strategy to focus our resources on core businesses where we have meaningful scale. Upon closing of the transaction, the Company recognized a $2.2 million gain on sale included in other income for the year ended December 31, 2023 representing the minimum guaranteed consideration to be received in the transaction. The Company also recognized an impairment charge of $2.5 million related to the trademark intangible asset associated with the IRWC business.

**Corporate and Other Segment**

Our Chief Executive Officer and Chief Financial Officer and other holding company employees are part of the Corporate and Other segment. This is where we set and direct strategy for the group as a whole as well as high level objectives for each of the operating segments. We make all capital management, capital allocation, treasury functions, information technology and group wide risk management decisions in this segment. Our decisions at this level also include reinsurance purchasing.

**Purchase of Reinsurance**

We routinely purchase reinsurance for our Excess and Surplus Lines and Specialty Admitted Insurance segments. The purchase of reinsurance reduces volatility by limiting our exposure to large losses and provides capacity for growth. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. Our companies remain legally responsible for the entire obligation to policyholders, irrespective of any reinsurance coverage we may purchase. Typically, we pay claims from our own funds and then seek reimbursement from the reinsurer. There is credit exposure with respect to losses ceded to the extent that any reinsurer is unable or unwilling to meet the obligations ceded by us under reinsurance treaties. The ability to collect on reinsurance is subject to many factors, including the solvency of the counterparty and their interpretation of contract language and other factors. As of

December 31, 2024, we believe there are no ongoing disputes with any reinsurer that could materially impact the Company's financial position, and we are not aware of any credit quality issues with any of our reinsurers.

### *Purchased Property Reinsurance*

Our focus on return on tangible equity leads us to avoid lines of business that we know are exposed to high degrees of volatility. The Excess and Surplus Lines segment writes a limited book of excess property risks ($53.3 million of direct written premiums in 2024). The risks assumed in this book are geographically dispersed and significantly reinsured to limit losses. The Excess and Surplus Lines segment may retain up to $5.0 million per risk on our excess property book; however, the average retained amount per risk is approximately $678,000. In our Specialty Admitted Insurance segment, we focus on casualty business, but we do write a limited amount of property insurance, principally through our fronting and programs business.

In our Excess and Surplus Lines segment, we purchased a proportional quota share reinsurance treaty specifically designed to cover property risks. The proportional quota share treaty along with facultative reinsurance helps ensure that our net retained limit per risk will be $5.0 million or less. Additionally, we purchased catastrophe reinsurance of $20.0 million in excess of a $5.0 million retention for the group that is intended to cover the 1 in 1,000 year modeled aggregate PML on the segment's excess property book. We buy such high limits because we believe the property catastrophe models are less accurate when applied to small books of business like ours than when applied to larger portfolios. Where the Specialty Admitted Insurance segment incurs incidental property risks in its fronting and program book of business, protection is also provided under the corporate $20.0 million in excess of $5.0 million catastrophe treaty. This is also intended to cover the 1 in 1,000 year modeled aggregate PML on any property exposures the Specialty Admitted Insurance segment assumes. We believe our pre-tax group-wide PML from a 1 in 1,000 year catastrophic event would not exceed 2.5% of shareholders' equity, inclusive of reinstatement premiums payable and net retentions.

### *Purchased Casualty Reinsurance*

In our Excess and Surplus Lines segment, we purchase a casualty multiline reinsurance solution for all divisions that provides coverage through a proportional quota share treaty and companion excess of loss treaty. The Company also utilizes facultative reinsurance to reduce the amount of exposure it retains on individual accounts according to its guidelines for accepting risk across various industry segments, locations and types of exposure. Our maximum net liability is $1.4 million of all policy limits up to $2.0 million per occurrence, and up to $3.2 million of all policy limits greater than $2.0 million per occurrence.

In our Specialty Admitted Insurance segment, for our fronting and program business, we generally purchase proportional reinsurance and excess of loss reinsurance to limit our exposure to no more than $750,000 per occurrence. For individual risk workers' compensation, now in runoff, we purchased $29.5 million excess of $500,000 per occurrence.

For 2024, our top ten reinsurers represented 67.4% of our total ceded reinsurance recoverables, and all of these reinsurance recoverables were from reinsurers with an A.M. Best rating of "A-" (Excellent) or better, or are collateralized with letters of credit or by a trust agreement. The following table sets forth our ten most significant reinsurers by amount of reinsurance recoverables on unpaid losses and the amount of reinsurance recoverables pertaining to each such reinsurer as well as its A.M. Best rating as of December 31, 2024:

| Reinsurer | Reinsurance Recoverable as of December 31, 2024 | A.M. Best Rating December 31, 2024 |
|---|---|---|
| | *(in thousands)* | |
| Swiss Reinsurance America Corporation . . . . . . . . . . . . . . | $ 398,482 | A+ |
| State National Insurance Company (E&S ADC) . . . . . . . . . . | 365,549 | A |
| Berkley Insurance Company . . . . . . . . . . . . . . . . . . . . . . . | 216,574 | A+ |
| Hannover Ruck SE . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 88,860 | A+ |
| Peak Reinsurance Company . . . . . . . . . . . . . . . . . . . . . . . | 61,278 | A- |
| Motors Insurance Corporation . . . . . . . . . . . . . . . . . . . . . | 51,389 | A |
| Endurance Assurance Corporation . . . . . . . . . . . . . . . . . . | 45,111 | A+ |
| American European Insurance Company . . . . . . . . . . . . . . | 44,042 | B-[2] |
| SiriusPoint America Insurance Company . . . . . . . . . . . . . . | 40,038 | A- |
| Aleka Insurance Company (Commercial Auto LPT) . . . . . . . | 35,315 | Unrated[1] |
| Top 10 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,346,638 | |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650,275 | |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,996,913 | |

*(1)* *This reinsurer is unrated. All material reinsurance amounts from this reinsurer are collateralized.*

*(2)* *This reinsurer is below A-. All material reinsurance recoverable amounts from this reinsurer are collateralized.*

### Amounts Recoverable from an Indemnifying Party and Reinsurer on Legacy Commercial Auto Book

James River previously issued a set of commercial auto insurance contracts (the "Rasier Commercial Auto Policies") to Rasier under which James River pays losses and loss adjustment expenses on the contracts. James River has indemnity agreements with Rasier (non-insurance entities) (collectively, the "Indemnity Agreements") and is contractually entitled to reimbursement for the portion of the losses and loss adjustment expenses paid on behalf of Rasier under the Rasier Commercial Auto Policies and other expenses incurred by James River. On September 27, 2021, James River entered into the Commercial Auto LPT with Aleka to reinsure substantially all of the Rasier Commercial Auto Policies for which James River is not otherwise indemnified by Rasier under the Indemnity Agreements. Under the terms of the Commercial Auto LPT, effective as of July 1, 2021, James River ceded to Aleka approximately $345.1 million of commercial auto liabilities relating to Rasier Commercial Auto Policies written in the years 2013-2019, which amount constituted the reinsurance premium. Since inception, due to adverse paid and reported loss trends on the legacy Rasier business, the Company has recognized adverse prior year development of $114.2 million on the reserves subject to the Commercial Auto LPT, bringing the cumulative amount ceded under the Commercial Auto LPT to $459.3 million at December 31, 2024.

Each of Rasier and Aleka are required to post collateral under the Indemnity Agreements and the Commercial Auto LPT:

- Pursuant to the Indemnity Agreements, Rasier is required to post collateral equal to 102% of James River's estimate of the amounts that are recoverable or may be recoverable under the Indemnity Agreements, including, among other things, case loss and loss adjustment expense reserves, IBNR (as defined below) loss and loss adjustment expense reserves, extra contractual obligations and excess policy limits liabilities. The collateral is provided through a collateral trust arrangement (the "Indemnity Trust") in favor of James River by Aleka. In connection with the execution of the Commercial Auto LPT, James River returned $691.3 million to the Indemnity Trust, representing the remaining balance of the amount withdrawn in October 2019, as was permitted under the indemnification agreements with Rasier and the associated trust agreement. At December 31, 2024, the balance in the Indemnity Trust was $64.7 million, and, together with the balance of the Loss

Fund Trust (as defined below) attributable to the Indemnity Agreements as described below, the total balance of collateral securing Rasier's obligations under the Indemnity Agreements was $82.1 million.

- Pursuant to the Commercial Auto LPT, Aleka is required to post collateral equal to 102% of James River's estimate of Aleka's obligations under the Commercial Auto LPT, calculated in accordance with standard actuarial principles and based on reserves recorded in the Company's statutory financial statements. The collateral is provided through a collateral trust arrangement (the "LPT Trust") established in favor of James River by Aleka. At December 31, 2024, the balance in the LPT Trust was $30.1 million, and, together with the balance of the Loss Fund Trust (as defined below) attributable to the Commercial Auto LPT as described below, the total balance of collateral securing Aleka's obligations under the Commercial Auto LPT was $37.8 million. At December 31, 2024, the total reinsurance recoverables under the Commercial Auto LPT was $36.6 million.

In connection with the execution of the Commercial Auto LPT, James River and Aleka entered into an administrative services agreement (the "Administrative Services Agreement") with a third party claims administrator (the "Administrator") pursuant to which the Administrator handles the claims on the Rasier Commercial Auto Policies for the remaining life of those claims. The claims paid by the Administrator are reimbursable by James River, and pursuant to the Administrative Services Agreement, James River established a loss fund trust account for the benefit of the Administrator (the "Loss Fund Trust") to collateralize its claims payment reimbursement obligations. James River funds the Loss Fund Trust using funds withdrawn from the Indemnity Trust, funds withdrawn from the LPT Trust, and its own funds, in each case in an amount equal to the pro rata portion of the required Loss Fund Trust balance attributable to the Indemnity Agreements, the Commercial Auto LPT and James River's existing third party reinsurance agreements, respectively. At December 31, 2024, the balance in the Loss Fund Trust was $28.7 million, including $17.4 million representing collateral supporting Rasier's obligations under the Indemnity Agreements and $7.7 million representing collateral supporting Aleka's obligations under the Commercial Auto LPT. Funds posted to the Loss Fund Trust are classified as restricted cash equivalents on the Company's balance sheet.

While the Commercial Auto LPT brings economic finality to substantially all of the Rasier Commercial Auto Policies, the Company has credit exposure to Rasier and Aleka under the Indemnity Agreements and the Commercial Auto LPT if the estimated losses and expenses of the Rasier Commercial Auto Policies grow at a faster pace than the growth in our collateral balances. In addition, the Company has credit exposure if its estimates of future losses and loss adjustment expenses and other amounts recoverable under the Indemnity Agreements and the Commercial Auto LPT, which are the basis for establishing the collateral balances, are lower than actual amounts paid or payable. The amount of credit exposure in any of these instances could be material. To mitigate these risks, the Company closely and frequently monitors exposure compared to collateral held, and requests additional collateral in accordance with the terms of the Commercial Auto LPT and Indemnity Agreements when its analysis indicates that the Company has uncollateralized exposure.

*Reserve Policy*

We seek to establish reserves that will adequately meet our obligations. All of our reserving actuaries are credentialed. We engage independent actuarial consultants to perform independent valuations to corroborate our decisions regarding reserves. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value. All of our methods to calculate net reserves include assumptions about estimated reinsurance recoveries and their collectability. Reinsurance collectability is evaluated independently of the reserving process and appropriate allowances for credit losses are established.

We maintain reserves for specific claims incurred and reported and reserves for claims incurred but not reported ("IBNR"). The process of establishing loss reserves is complex and inherently imprecise because it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments about our ultimate exposure to losses are an integral component of our loss reserving process. Given that loss reserve estimates depend on the outcome of future events, changes in prior year estimates are generally unavoidable in the insurance industry. These changes are sometimes referred to as "prior year loss development" or "reserve development" and are included in current operations.

We continually monitor reserves using the most recent information on reported claims and a variety of statistical techniques, and we adjust our estimates as experience develops or new information becomes known.

In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss and our eventual payment of the loss. We establish loss and loss adjustment expense reserves for the ultimate payment of all losses and loss adjustment expenses incurred. We estimate the reserve for losses and loss adjustment expenses using individual case-basis valuations of reported claims. We also use statistical analyses to estimate the cost of losses that have been incurred but not reported to us. These estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. We also consider various factors such as:

- The product line and volume of business;

- Loss emergence and insured reporting patterns;

- Underlying policy terms and conditions;

- Business and exposure mix;

- Trends in claim frequency and severity;

- Changes in operations and claims practices;

- Emerging economic and social trends;

- Inflation;

- Changes in the regulatory and litigation environments

- Discussions with third-party actuarial consultants; and

- Reinsurance structures.

The procedures we use to estimate loss reserves assume that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. It also assumes that adequate historical or other data exists upon which to make these judgments. These estimates are by their nature subjective and imprecise, and ultimate losses and loss adjustment expenses may vary from established reserves.

Our Reserve Committee consists of our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and Chief Actuary. Additionally, the presidents, chief financial officers and segment actuaries of each of our insurance segments participate in the Reserve Committee meetings for their respective segments. The Reserve Committee meets quarterly to review the actuarial recommendations made by each segment actuary and use their best judgment to determine the best estimate to be recorded for the reserve for losses and loss adjustment expenses on our balance sheet. The Company also engages an independent internationally recognized actuarial consulting firm to review the Company's reserve estimates in the third and fourth quarters of each year. This independent actuarial consulting firm prepares its own estimate of the reserve for losses and loss adjustment expenses, and we compare their estimate to the reserve for losses and loss adjustment expenses reviewed and approved by the Reserve Committee in order to corroborate the adequacy of our reserves.

The following table reflects our net favorable (adverse) reserve development by segment for our continuing operations during the calendar years 2024 to 2015 individually and in aggregate.

| Segment | Excess and Surplus Lines | Specialty Admitted Insurance | Total |
|---|---|---|---|
| Calendar Year | | | |
| 2024 ................................. | $ (76,686)[1] | $ 607 | $ (76,079) |
| 2023 ................................. | (32,608)[2] | 972 | (31,636) |
| 2022 ................................. | 210 | 4,150 | 4,360 |
| 2021 ................................. | (190,710)[3] | 2,500 | (188,210) |
| 2020 ................................. | (59,437)[4] | 5,011 | (54,426) |
| 2019 ................................. | (51,173)[5] | 5,252 | (45,921) |
| 2018 ................................. | (15,012)[6] | 5,560 | (9,452) |
| 2017 ................................. | (20,023)[7] | 2,721 | (17,302) |
| 2016 ................................. | 24,079 | 3,822 | 27,901 |
| 2015 ................................. | 25,424 | 3,531 | 28,955 |
| **Cumulative Development** ................. | $(395,936) | $34,126 | $(361,810) |

(1) Includes a $52.2 million reserve charge upon execution of the E&S ADC (consideration paid in excess of initial reserves).

(2) Includes adverse development in accident years 2020 and prior exceeding favorable development on accident years 2022 and 2021.

(3) Includes $200.1 million of adverse development in the commercial auto line of business that was primarily related to the 2019 and prior contract years with Rasier, partially offset by $9.4 million of favorable development from other divisions.

(4) Includes $91.4 million of adverse development in the commercial auto line of business that was primarily related to the 2018 and prior contract years with Rasier, partially offset by $32.0 million of favorable development from other divisions.

(5) Includes $57.4 million of adverse development in the commercial auto line of business that was primarily related to the 2016 and 2017 contract years with Rasier, partially offset by $6.2 million of favorable development from other divisions.

(6) Includes $20.7 million of adverse development in the commercial auto line of business that was primarily related to the 2016 contract year with Rasier, partially offset by $5.7 million of favorable development from other divisions.

(7) Includes $38.7 million of adverse development in the commercial auto line of business that was primarily related to the 2016 contract year with Rasier, partially offset by $18.6 million of favorable development from other divisions primarily from the 2014 through 2016 accident years.

Among the indicators of reserve strength that we monitor is the amount of IBNR reserves held on our balance sheet for claims that have been incurred but not yet reported. The table below sets forth our IBNR, total gross reserves and the percentage that IBNR represents of the total gross reserves, in each case by segment and in the aggregate, at December 31, 2024. The percentage that IBNR represents of total gross reserves at December 31, 2024 is 73.3%.

| | Gross Reserves at December 31, 2024 | | |
| --- | --- | --- | --- |
| | IBNR | Total | IBNR % of Total |
| | | *(in thousands)* | |
| Excess and Surplus Lines | $1,776,589 | $2,226,038 | 79.8% |
| Specialty Admitted Insurance | 483,376 | 858,368 | 56.3% |
| Total | $2,259,965 | $3,084,406 | 73.3% |

The table below sets forth our IBNR, total net reserves (prior to the $1.2 million allowance for credit losses on reinsurance recoverables) and the percentage that IBNR represents of the total net reserves, in each case by segment and in the aggregate, at December 31, 2024. The percentage that IBNR represents of total net reserves at December 31, 2024 is 63.5%.

| | Net Reserves at December 31, 2024 | | |
| --- | --- | --- | --- |
| | IBNR | Total | IBNR % of Total |
| | | *(in thousands)* | |
| Excess and Surplus Lines | $612,823 | $ 946,465 | 64.7% |
| Specialty Admitted Insurance | 77,235 | 139,813 | 55.2% |
| Total | $690,058 | $1,086,278 | 63.5% |

A significant portion of reported claims from prior policy years were closed at December 31, 2024 as shown below:

**Percentage of Claims Closed at December 31, 2024**

| Policy Year | Excess and Surplus Lines Segment Excluding Commercial Auto | Excess and Surplus Lines Segment Commercial Auto | Specialty Admitted Insurance Segment Individual Risk Workers' Comp | Specialty Admitted Insurance Segment Fronting and Programs |
| --- | --- | --- | --- | --- |
| 2019 | 91.8% | 100.0% | 99.4% | 97.9% |
| 2020 | 84.5% | 96.2% | 98.9% | 96.2% |
| 2021 | 86.1% | 96.0% | 98.1% | 94.9% |
| 2022 | 79.0% | 83.8% | 93.8% | 90.4% |
| 2023 | 69.3% | 79.6% | 75.0% | 81.5% |

**Investment Strategy**

Our investment strategy seeks to generate stable investment income and contributions to growth in tangible equity, while providing sufficient liquidity to meet our claims and other obligations. We attempt to generate better than market average risk-adjusted returns in our investment portfolio by taking measured risks based upon detailed knowledge of certain niche asset classes. While we are willing to make investments in non-traditional types of investments, we avoid risks that we do not understand well, as well as structures or situations we think could cause substantial loss of capital. The vast majority of our investment portfolio is managed by third party, independent investment managers.

The majority of our investment portfolio is invested in investment grade fixed income securities. This portfolio provides predictable income with low risk of principal loss and strong liquidity. We seek to augment our overall return and income by investing in bank loans and other higher yielding assets, including equity securities and private investments. We designed these strategies to improve our investment return, and we are focused on opportunistic investing in areas where we believe our management has expertise or an appropriate understanding of the risk and return of the investment.

Our strategy is designed to earn higher returns than an investment grade fixed income approach alone while maintaining a high average portfolio credit rating and investing in asset classes and allocations that are consistent with the insurance regulatory and rating agency framework within which we operate. We have generally managed our overall portfolio to a duration of 3 to 5 years. At December 31, 2024, the average duration of our total invested assets and cash, excluding restricted cash, was 3.4 years.

A summary of our cash and invested assets, excluding restricted cash equivalents, at December 31, 2024 is as follows:

| | December 31, 2024 | | | | |
| Portfolio | Book Value | Market Value | Carrying Value | Book Yield | % of Carrying Value |
| --- | --- | --- | --- | --- | --- |
| | | | ($ in thousands) | | |
| Fixed maturity and preferred stock . . . | $1,345,380 | $1,260,978 | $1,260,978 | 3.8% | 65.9% |
| Bank loan participations . . . . . . . . . . | 147,321 | 142,410 | 142,410 | 10.3% | 7.4% |
| Common stock . . . . . . . . . . . . . . . . | 15,634 | 15,234 | 15,234 | NA | 0.8% |
| Short-term investments . . . . . . . . . . . | 97,074 | 97,074 | 97,074 | 4.3% | 5.1% |
| Other invested assets . . . . . . . . . . . . | 36,700 | 36,700 | 36,700 | NA | 1.9% |
| Total invested assets . . . . . . . . . . . . . | | | 1,552,396 | | 81.1% |
| Cash and cash equivalents . . . . . . . . . | | | 362,345 | | 18.9% |
| Total invested assets and cash . . . . . . . | | | $1,914,741 | | 100.0% |

Fixed maturity and preferred stock investments primarily consist of investment grade fixed income and preferred stock securities, which make up 65.9% of total invested assets and cash. Common stock investments are 0.8% of total invested assets and cash. Our objective with fixed maturity, preferred stock and common stock investments is to earn attractive risk-adjusted returns with a low risk of loss of principal, while earning attractive income.

### Bank Loans

The Bank Loan portfolio primarily consists of investments in participations in syndicated bank loans, but may also include a small allocation of bonds. Bank loans in our portfolio are generally senior secured loans with an average credit quality of "B" as of December 31, 2024 and floating interest rates based on spreads over SOFR. We believe bank loans are an attractive asset class because (1) floating-rate loans help to reduce our risk of loss in the event of rising interest rates, (2) the loans are generally senior secured, (3) the asset class has a history of relatively high recovery rates in the event of default, (4) the portfolio provides an attractive yield and (5) the maturities of the loans are relatively short (average of approximately 5 years). We invest in this asset class by owning individual loan participations that are carried at fair market value. As of December 31, 2024, bank loans totaled 7.4% of total invested assets and cash.

### Other Invested Assets

We make selective investments in private debt or equity securities in areas where we see opportunity or attractive risk and return characteristics. We focus on investments where we believe we have an understanding of the risk and opportunity and have the ability to monitor them closely. At December 31, 2024, we held eight private investments with a total carrying value of $36.7 million. Our portfolio consists of investments in wind and solar energy, banking, small cap equities, loans of middle market private equity sponsored companies, asset management firms and other investments. We are opportunistic in our private investment strategy and our portfolio may grow or shrink based on the opportunities available to us. Our other invested asset strategy has significant risk and not all investments are successful. As a result, we intentionally keep this portfolio as a small portion of the overall investment portfolio. As of December 31, 2024, other invested assets totaled 1.9% of total invested assets and cash.

Our total invested assets and cash totaled $1,914.7 million as of December 31, 2024. The weighted average credit rating of our portfolio of fixed maturity securities, bank loans and preferred stocks as of December 31, 2024 was "A". We have intentionally maintained a cautious interest rate risk position by having an average duration for our total invested assets and cash, excluding restricted cash, of 3.4 years at

December 31, 2024. Based on the current duration of 3.4 years, a 1.0% increase in interest rates would result in a pre-tax decline in the market value of our portfolio, excluding other invested assets and cash, of approximately $51.5 million.

**Insurance Cycle Management and Growth**

The insurance business is cyclical in nature, with "hard" and "soft" cycles. Hard markets occur when insurance underwriters limit their exposure in a line of business or across their entire portfolio. When underwriters exercise restraint, insurance buyers are forced to pay more to induce underwriters to cover their risks. A hard market can also be created by economic expansions when capital committed to backing insurance policies does not grow as fast as the demand for insurance. There is generally a correlation between interest rates and the willingness of insurance companies to commit their capital to writing insurance. When fixed income yields are low, insurance companies may need to raise insurance prices to improve underwriting results in order to offset loss of investment income.

The table below shows the changes in gross written premiums we have experienced in our operating segments from 2022 through 2024.

| Gross Written Premiums | 2024 | | 2023 | | 2022 | |
| --- | --- | --- | --- | --- | --- | --- |
| | $ | % Change | $ | % Change | $ | % Change |
| | *($ in thousands)* | | | | | |
| Excess and Surplus Lines | $1,017,029 | 1.0% | $1,007,351 | 9.4% | $ 921,164 | 10.5% |
| Specialty Admitted Insurance | 414,743 | (17.3)% | 501,309 | 2.3% | 490,208 | (0.3)% |
| Total | $1,431,772 | (5.1)% | $1,508,660 | 6.9% | $1,411,372 | 6.5% |

In years prior to those presented, the business written by our operations has, at times, been subject to "soft" market conditions, reflected both in price decreases and reduced underlying exposures. Our Excess and Surplus Lines segment is the most sensitive to hard and soft markets. We have, therefore, sought to diversify this business by geography, line of business and revenue stream. While we have been growing this business and achieving increasing or stable rates for several periods through December 31, 2024, there will likely be periods in the future where our growth moderates, stagnates or turns negative. The market for most lines of commercial insurance, other than workers' compensation, are currently in a hardening phase.

The Excess and Surplus Lines segment has historically been able to make an underwriting profit regardless of the state of the underwriting cycle. This segment's cumulative combined ratio for 2015 through 2024 is 97.2%. Excluding Rasier, the cumulative combined ratio of the Excess and Surplus Lines segment for 2019 through 2024 was 91.2%.

Traditionally, admitted insurance lines have been very susceptible to market cycles. We believe this trend is continuing. We seek to isolate ourselves from these trends in our Specialty Admitted Insurance segment by writing lines of business we believe are slightly less competitive, by prudently purchasing reinsurance and by being willing to dramatically reduce our writings when market conditions warrant.

A material portion of the profitability we seek to achieve from our fronting business has come from fee income that is generated via policies that are issued by our insurance companies and then mostly or wholly reinsured to third parties. Because we earn substantial fees from underwriting business on which we retain little or no insurance risk, this business can be profitable to us even in soft market conditions. Gross written premiums were $410.4 million ($69.8 million on a net basis) for fronting and program business in 2024.

**Competition**

We compete in a variety of markets against a variety of competitors depending on the nature of the risk and coverage being underwritten. The competition for any one account may range from large international firms to smaller regional companies or group captives in the domiciles in which we operate. To remain competitive, our strategy includes, among other measures: (1) focusing on rate adequacy and underwriting discipline, (2) leveraging our distribution network, (3) controlling expenses, (4) maintaining financial strength and issuer credit ratings and (5) providing quality services to agents and policyholders.

### Excess and Surplus Lines

Competition within the E&S lines marketplace comes from a wide range of carriers. In addition to mature E&S companies that operate nationwide, there is competition from carriers formed in recent years including an expanding MGA/MGU contingent. The Excess and Surplus Lines segment may also compete with national and regional carriers from the standard market willing to underwrite selected accounts on an admitted basis. Competitors in this segment include ACE Westchester Specialty Group (Chubb), AmRisc Insurance Company (Truist Insurance Holdings), Apollo Syndicate, Alleghany Corporation (Berkshire Hathaway), Allied World Assurance Company, Ltd., AmTrust Financial Services, Inc., Arch Capital Group Ltd., Arrowhead General Insurance Agency, Inc., Aspen Insurance Holdings Limited, Ategrity Specialty Insurance Company, AXA XL, Axis Insurance Company (Axis Capital Holdings Limited), Beazley Group (Lloyd's), Berkshire Hathaway Specialty Insurance, Brit Insurance (Lloyd's), Colony Specialty Insurance Company (Argo Group International Holdings, Ltd.), Endurance Specialty (Sompo), Fairfax Financial Holdings, Ltd., Hamilton Insurance Group, Ltd., Hiscox Insurance Company (Lloyd's), Houston Casualty Company (a subsidiary of Tokio Marine HCC), Kinsale Capital Group, Inc., Lexington Insurance Company (American International Group, Inc.), Markel Corporation, Navigators Insurance Company (Hartford), OneBeacon (Intact Financial Corporation), Old Republic International Corporation, PHLY E&S (Philadelphia Consolidated Holding Corp. Tokio Marine), ProAssurance Corporation, QBE Insurance Group Ltd., RLI Corp., Scottsdale Insurance Company (Nationwide E&S), Skyward Specialty Insurance Group, Inc., Starr Insurance Company (C.V. Starr & Company), StarStone Specialty Insurance Co., Swiss Re Ltd, United Specialty Insurance Company, W.R. Berkley, and other large national and multi-national insurance carriers. There are close to 200 companies classified as Domestic Professional Surplus Lines Companies, companies that derive at least 50% of their written premiums from surplus lines business.

### Specialty Admitted Insurance

Due to the diverse nature of the products offered by the Specialty Admitted Insurance segment, competition comes from various sources. National carriers tend to compete for fronting and program accounts along all product lines. Competition for our fronting business includes but is not limited to State National (part of Markel), Argo Group, Clear Blue, Spinnaker, Trisura, Red Point, Equity Insurance Company, Worth Insurance, and Amtrust.

### Certain Bermuda Law Considerations

### Bermuda Corporate Law Considerations

Although James River Group Holdings, Ltd. is incorporated in Bermuda, it is designated as a non-resident for Bermuda exchange control purposes by the Bermuda Monetary Authority ("BMA"). Pursuant to its non-resident status, James River Group Holdings, Ltd. may engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-residents who are holders of its common shares in currencies other than the Bermuda dollar.

In accordance with Bermuda law, share certificates are issued only in the names of companies, partnerships or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our common shares whether or not we have notice of such trust.

James River Group Holdings, Ltd. is incorporated in Bermuda as an "exempted company." Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians. However, exempted companies may not participate in certain business transactions, including: (i) the acquisition or holding of land in

Bermuda except that required for their business and held by way of lease or tenancy for a term not exceeding 50 years or, with the consent of the Minister of Finance granted in his discretion by way of lease or tenancy for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees, (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of B.D.$50,000 without the consent of the Minister of Finance, (iii) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or securities issued by Bermuda public authorities, or (iv) the carrying on of business of any kind in Bermuda, except in furtherance of business carried on outside Bermuda or under license granted by the Minister of Finance.

James River Group Holdings, Ltd. must comply with the provisions of the Companies Act 1981 of Bermuda (the "Companies Act") regulating the payment of dividends and making distributions from contributed surplus. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the assets would thereby be less than its liabilities.

Under the Companies Act, where a Bermuda company issues shares at a premium (that is, for a price above the par value), whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those shares must be transferred to an account called "the share premium account." The provisions of the Companies Act relating to the reduction of the share capital of a company apply as if the share premium account were paid up share capital of that company, except for certain matters such as: (i) paying up unissued shares to be issued to members as fully paid bonus shares, (ii) writing off the preliminary expenses of the company or the expenses of, or the commission paid or discount allowed on any issue of shares or debentures of the company, or (iii) providing for the premiums payable on redemption of shares or of any debentures of the company. The paid up share capital may not be reduced if, on the date the reduction is to be effected, there are reasonable grounds for believing that the company is, or after the reduction would be, unable to pay its liabilities as they become due.

Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 and the Exchange Control Act 1972 and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, the permission of the BMA is required under the provisions of the Exchange Control Act 1972 and related regulations for all issuances and transfers of shares of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any "equity securities" of the company (which would include our common shares) are listed on an "Appointed Stock Exchange" (which would include the NASDAQ Stock Market). In granting the general permission, the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed herein.

We have received consent from the BMA to issue, grant, create, sell and transfer freely any of our shares, stock, bonds, notes (other than promissory notes), debentures, debenture stock, units under a unit trust scheme, shares in an oil royalty, options, warrants, coupons, rights and depository receipts to and among persons who are either resident or non-resident of Bermuda for exchange control purposes.

*Economic Substance*

Under the Economic Substance Act 2018 and related regulations (collectively, the "ESA"), each entity resident in Bermuda that carries on a "relevant activity" is required to comply with the economic substance requirements under the ESA, unless resident for tax purposes in a jurisdiction outside Bermuda that is not on the European Union ("EU") list of non-cooperative jurisdictions for tax purposes. Relevant activities include, *inter alia*, holding entity activities, as each is defined in the ESA.

Compliance requires that the entity is managed and directed in Bermuda, core income generating activities are undertaken in Bermuda with respect to the relevant activity, the entity maintains adequate physical presence in Bermuda, there are adequate full time employees in Bermuda with suitable qualifications and there is adequate operating expenditure incurred in Bermuda in relation to the relevant activity. Entities in scope will also need to file an annual declaration form in respect of its relevant activity or activities.

Holding entities are subject to minimum economic substance requirements comprising (in the case of an exempted company), compliance with the corporate governance requirements set forth in the Companies Act and the filing of a declaration form. The ESA also requires such a holding entity to have adequate people for holding and managing equity participations and have adequate premises in Bermuda.

Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the EU of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.

*Bermuda Work Permit Considerations*

Under Bermuda law, non-Bermudians (other than spouses of Bermudians and individuals holding permanent resident's certificates) may not engage in any gainful occupation in Bermuda without an appropriate government work permit.

Standard work permits can be obtained for a one-, two-, three-, four- or five-year period. Where a standard work permit is being applied for, it is a requirement that the job must be advertised for three days (within an eight-day period) in the local newspaper and advertised for eight consecutive days on the Bermuda Government Job Board. Should no Bermudian (or spouse of a Bermudian or holder of a permanent resident's certificate) meet the minimum standards as stipulated in the advertisements, the employer may then apply for a standard work permit for the non-Bermudian. Where such persons apply, employers must complete a Recruitment Disclosure Form, within the Standard Work Permit Application Form, and provide a summary of all applicants that are Bermudian, the spouse of the Bermudian or the holder of a permanent resident's certificate, including their qualifications and the reason they were unsuccessful. The Department of Immigration will compare the qualifications and experience of any Bermudian applicants (or spouse of a Bermudian or holder of a permanent resident's certificate) to that stipulated in the advertisements and to the non-Bermudian to be satisfied that the role could not have been filled by a Bermudian (or spouse of a Bermudian or holder of a permanent resident's certificate). In addition to the advertising, there are other documents that are required prior to the Department of Immigration making its decision.

If the position for which the standard work permit is being applied is that of a Chief Executive Officer or other chief officer post, the Minister of Economy and Labour allows an automatic waiver from the requirement to advertise the position and on occasion, after consideration, may waive the requirement to advertise for other senior executive positions upon request.

If an employer wishes to change an employee's job title, provided that the job description, duties, remuneration and benefits remain unchanged, the employer does not need to advertise or obtain the permission of the Minister of Economy and Labour to do this, but it must inform the Department of Immigration by letter, including the new Statement of Employment, and pay the necessary fee before or after the change has occurred.

If an employer wishes to promote an employee currently on a work permit from his current job to another within the same business, the permission of the Minister of Economy and Labour must first be obtained. The employer will need to advertise internally and provide evidence of the internal recruitment efforts and consideration of internal Bermudian/spouse of Bermudian candidates.

A temporary work permit can take up to 10 working days to process and a standard work permit takes four weeks to process.

Employers have the right to appeal to the Minister following any decision made by the Board or the Minister. Appeals should be submitted on letter form to the Department for the attention of the Chief Immigration Officer, made within seven (7) working days of the date of the refusal letter.

**U.S. Insurance Regulation**

*State Regulation*

Our U.S. insurance subsidiaries are subject to extensive regulation and supervision by their state of domicile, as well as those states in which they do business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders, rather than to protect the interests of shareholders. The insurance laws of the various states establish regulatory agencies with broad administrative powers, including the power to grant or revoke operating licenses and regulate trade practices, investments, premium rates, deposits of securities, the form and content of financial statements and insurance policies, dividend limitations, cancellation and non-renewal of policies, accounting practices and the maintenance of specified reserves and capital for the protection of policyholders.

The payment of dividends by our subsidiaries to us is limited by statute. In general, the laws and regulations applicable to our domestic insurance subsidiaries limit the aggregate amount of dividends or other distributions that they may declare or pay within any 12 month period without advance regulatory approval. In Ohio, the domiciliary state of James River Insurance, James River Casualty, Stonewood Insurance and Falls Lake National, the limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of the earned surplus of each of the companies without obtaining regulatory approvals. In California, the domiciliary state of Falls Lake Fire and Casualty, this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of unassigned surplus without obtaining regulatory approval. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula.

Premium rate regulation varies greatly among jurisdictions and lines of insurance. In most states in which our subsidiaries write insurance, premium rates for the various lines of insurance are subject to either prior approval or limited review upon implementation. States require rates for property-casualty insurance that are adequate, not excessive, and not unfairly discriminatory.

Our insurance subsidiaries are required to file quarterly and annual reports with the appropriate regulatory agency in its state of domicile and with The National Association of Insurance Commissioners ("NAIC") based on applicable statutory regulations, which differ from U.S. generally accepted accounting principles. Their business and accounts are subject to examination by such agencies at any time.

Many jurisdictions have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or non-renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the states, except pursuant to a plan approved by the state insurance department. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces in a timely manner.

State laws governing insurance holding companies and insurance companies require an insurance holding company and their insurance subsidiaries to register with the insurance department authority, to file certain reports disclosing information, including but not limited to capital structure, ownership, management, and financial condition. Such holding company laws also impose standards and filing requirements on certain transactions between related companies, which include, among other requirements, that all transactions be fair and reasonable, that an insurer's surplus as regards policyholders be reasonable and adequate in relation to its liabilities and that expenses and payments be allocated to the appropriate party in accordance with customary accounting practices. These transactions between related companies include transfers of assets, loans, reinsurance agreements, service agreements, certain dividend payments by the insurance companies and certain other material transactions and modifications to such transactions. In 2012, the NAIC adopted significant changes to the insurance holding company act and regulations (the "NAIC Amendments"). The NAIC Amendments, when adopted by the various states, are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system's ultimate controlling person submit annually to its lead state insurance regulator an "enterprise risk report" that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include (i) requiring a controlling person to submit prior notice to its domiciliary insurance regulator of its divestiture of control, (ii) having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and (iii) expanding the types of agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. The NAIC Amendments must be adopted by a state legislature and such state's insurance regulator in order to be effective in that state. Each of California and Ohio, the states in which our U.S. insurance subsidiaries are domiciled, include this enterprise risk report. In addition, in 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the "ORSA Model Act"). The ORSA Model Act, when adopted by the various states, requires an insurance holding company system's Chief Risk Officer to submit at least annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report ("ORSA"). The ORSA is a confidential internal assessment, appropriate to the nature, scale and complexity of an insurer, of the material and relevant risks identified by the insurer associated with an insurer's current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by a state legislature in order to be effective in that state. Each of California and Ohio, the states in which our U.S. insurance subsidiaries are domiciled, adopted and require an ORSA filing.

The insurance holding company laws and regulations of the states in which our insurance companies are domiciled also generally require that before a person can acquire direct or indirect control of an insurer domiciled in the state, and in some cases prior to divesting its control, prior written approval must be obtained from the insurer's domiciliary state insurance regulator. These laws discourage potential acquisition proposals and may delay, deter or prevent an investment in or a change of control involving us, or one or more of our regulated subsidiaries, including transactions that our management and some or all of our shareholders might consider desirable. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10 percent or more of the voting securities of that insurer. Indirect ownership includes ownership of the Company's common shares.

Under state insurance guaranty fund laws, insurance companies doing business in a state can be assessed for certain obligations of insolvent insurance companies to such insolvent companies' policyholders and claimants. Maximum assessments allowed in any one year generally vary between one percent and two percent of annual premiums written in that state, but it is possible that caps on such assessments could be raised if there are numerous or large insolvencies. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liabilities.

The admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as guaranty funds. Some states have deregulated their commercial insurance markets. We cannot predict the effect that further deregulation would have on our business, financial condition or results of operations.

The state insurance regulators utilize a risk-based capital model to help assess the capital and surplus adequacy of insurance companies in relation to investment and insurance risks and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property-casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Under risk-based capital requirements, regulatory compliance is determined by the ratio of a company's total adjusted capital, as defined by the NAIC, to its company action level risk-based capital. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2024, the Company's U.S.-based insurance subsidiaries had total adjusted statutory capital of $643.0 million, which is in excess of the minimum risk-based capital requirement.

In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity laws and regulations which, among other things, would require insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Most states have either adopted the NAIC Insurance Data Security Model Law or similar laws that govern the cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. We continue to monitor whether additional states in which we conduct business adopt the NAIC's Insurance Data Security Model Law.

From time to time, states consider and/or enact laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. States also consider and/or enact laws that impact the competitive environment and marketplace for property-casualty insurance. Changes in legislation or regulations and actions by regulators, including changes in administrative and enforcement policies, could require operational modifications from time to time. We cannot predict the effect that such changes or actions would have on our business, financial condition or results of operations.

### *Federal Regulation*

The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the U.S. federal government has undertaken initiatives or considered legislation in several areas that may impact the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") established the Federal Insurance Office which is authorized to study, monitor and report to Congress on the insurance industry and to recommend that the Financial Stability Oversight Council ("FSOC") designate an insurer as an entity posing risks to the U.S. financial stability in the event of the insurer's material financial distress or failure. In December 2013, the Federal Insurance Office issued a report on alternatives to modernize and improve the system of insurance regulation in the United States, including by increasing national uniformity through either a federal charter or effective action by the states. Additionally, the Dodd-Frank Act streamlined E&S placements, the payment of E&S taxes, the regulation of credit for reinsurance, and simplified the process for insurers to become an eligible E&S insurer in the United States. In addition, legislation has been introduced from time to time that, if enacted, could result in the U.S. federal government assuming a more direct role in the regulation of the insurance industry, including federal licensing in addition to or in lieu of state licensing and reinsurance for natural catastrophes. Changes to federal legislation and administrative policies in several areas, including changes in federal taxation, can also significantly impact the insurance industry and us.

On December 20, 2019, the Terrorism Risk Insurance Act of 2002 and its successors, the Terrorism Risk Insurance Extension Act of 2005, the Terrorism Risk Insurance Program Reauthorization Act of 2007, and the Terrorism Risk Insurance Program Reauthorization Act of 2015 (collectively, the "Terrorism Acts"), were extended through December 31, 2027. Under the Terrorism Acts, commercial property and casualty insurers, in exchange for making terrorism insurance available, may be entitled to be reimbursed by the federal government for a portion of their aggregate losses. As required by the Terrorism Acts, we offer policyholders in specific lines of commercial insurance the option to elect terrorism coverage.

In order for a loss to be covered under the Terrorism Acts, the loss must meet the aggregate industry loss minimum and must be the result of an act of terrorism as certified by the Secretary of the Treasury. Insurers participating in the Terrorism Acts are required to provide information regarding insurance coverage for terrorism losses, including: (i) lines of business with exposure to such losses, (ii) premiums earned on such coverage, (iii) geographical location of exposures, (iv) pricing of such coverage, (v) the take-up rate for such coverage, and (vi) the amount of private reinsurance for acts of terrorism purchased.

### Geographic Information

For each of the years ended December 31, 2024, 2023 and 2022, 100% of our gross written premiums and net earned premiums were generated from policies issued to U.S.-based insureds.

**Employees and Human Capital Resources**

We believe that by understanding and leveraging the different dimensions of diversity in our workforce, we drive empowerment, collaboration and innovation needed to be a leader in our industry. As of December 31, 2024, we had 645 employees located in the United States and Bermuda, all but two classified as full-time.

Over the last year, our Diversity, Equity and Inclusion (DEI) Committee continued to make progress in bringing additional awareness and focus to diversity and inclusion throughout the company. The Committee is made up of employees from all segments, levels and office locations and represents a broad range of identities, experiences and perspectives. The primary objectives of the Committee is to identify opportunities to support the Company's commitment to help all employees thrive professionally and enjoy a welcoming and respectful working environment. In 2024, the Committee's actions were complemented by our three Employee Resource Groups, which offered all employees access to quarterly events and activities focused on awareness and learning, inclusion and career development.

We recognize the mutual benefits for our company and our employees to further their formal education and professional development. We offer all employees opportunities for career development through our Employee Development and Education Assistance program, mentorship program and access to interactive career guides. Additionally, employees have access to an online learning management system that hosts courses and modules across a wide range of topics.

We offer a competitive benefits package that is designed to support the well-being of our employees. Our benefits include medical, dental and vision insurance, a comprehensive employee assistance program to support the mental health of our employees and their families, employer-paid life and disability plans, contributions to employee retirement accounts through a company match with immediate vesting as well as paid parental leave and adoption assistance.

We continue to encourage a hybrid work model, one that offers our employees a flexible work environment that fosters in-person connection and collaboration and best supports our success as a company. We believe in-office work strengthens our professional relationships and boosts employee training and development opportunities. We also understand that remote work offers benefits related to individual focus and time management. Hybrid work allows our company to thrive, balancing employee autonomy and satisfaction while preserving essential team communication and connection.

We understand the critical role acknowledging employee contributions plays in improving morale and promoting a sense of purpose and appreciation. We have an Employee Recognition Program offering multiple channels for employees and managers to highlight each other's accomplishments, mark service anniversaries, and celebrate life events. Employees can earn and award points under the program that they can use to purchase gift cards and merchandise or donate to charitable organizations.

We value the opinions and perspectives of our employees and use the feedback we receive throughout the year to help develop many of our company programs, policies, and benefits. We conduct an annual engagement survey to assess how motivated and engaged our employees are to perform their best each day. We periodically host voluntary focus groups to gain more perspective on our annual engagement survey findings and influence our strategy for the upcoming year. New hire feedback is collected following an employee's first 30 days of employment, which allows us to reflect upon and improve aspects of our recruitment and onboarding processes. In addition to the formal surveys, we collect valuable input through our Employee Suggestion Program and pulse surveys where employees may express their feedback regarding any aspect of their employment with our company.

**Intellectual Property**

We hold U.S. federal service mark registration of our corporate logo and several other company trademark registrations with the U.S. Patent and Trademark Office. Such registrations protect our intellectual property from confusingly similar use. We monitor our trademarks and service marks and protect them from unauthorized use.

We use licensed and proprietary systems and technologies in our underwriting. The licenses have terms that expire at various times. We believe that we can utilize other available systems and technologies in the event that the licenses are not renewed upon their expiration.

**Available Information**

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information with the SEC. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is https://www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information filed by us with the SEC are available, without charge, on our Internet web site, https://jrvrgroup.com, as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available, without charge, by writing to us at James River Group Holdings, Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The information on our web site is not a part of this Annual Report.

**Item 1A.  RISK FACTORS**

You should carefully consider the following risks, together with the cautionary statement under the caption "Special Note Regarding Forward-Looking Statements" above and the other information included in this Annual Report. The risks described below are not the only ones we face. Additional risks that are currently unknown to us or that we currently consider immaterial may also impair our business or materially adversely affect our financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operation could be materially adversely affected.

**Summary**

**Risks Related to Our Business and Industry**

- Reserving for losses is an inherently uncertain process, and our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

- Our risk management is based on estimates and judgments that are subject to significant uncertainties.

- A decline in our financial strength rating may result in a reduction of new or renewal business.

- We may not be able to retain key management and employees or recruit other qualified personnel, and as a result we may not be able to grow our business and may also be materially adversely affected.

- Adverse economic factors could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.

- We distribute products through a select group of brokers and agents, several of which account for a significant portion of our business, and such relationships may not continue, or if they do continue, the relationship may not be on favorable terms to us.

- Brokers or agents that produce our business may not forward premiums to us that they collect from our policyholders, and as a result, we may not receive compensation for coverage set forth in the underlying policy.

- We rely on a select group of customers for a significant portion of our business, and the continued loss or termination of our relationship with any such customers, or a material reduction in their business, could materially adversely affect our rate of growth, results of operations and financial condition.

- We may be unable to obtain reinsurance coverage at reasonable prices or on terms that provide us adequate protection.

- We have primary liability on our insurance policies for losses, even if reinsurance counterparties or insurance companies with which we have a fronting arrangement fail to make any contractually obligated payments with respect to such loss, or if we do not receive indemnification payments pursuant to an arrangement we have with a former customer.

- If we are unable to underwrite risks accurately and charge and collect competitive yet profitable rates to our policyholders, our business, financial condition and results of operations will be materially adversely affected.

- The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could result in higher than anticipated losses.

- The effect of emerging claim and coverage issues on our business is uncertain and may result in coverage of risks that we did not factor in our policy prices.

- Our investment portfolio is subject to significant market and credit risks, which could result in a material adverse impact on our financial condition or results of operations.

- We are subject to extensive regulation, and the cost of compliance with such regulation or new regulation, or the results of non-compliance, may materially adversely affect our ability to achieve our business objectives and additionally may materially adversely affect our financial condition and results of operations.

- We have exposure to losses arising from unpredictable natural disasters, terrorist acts, and other catastrophic events, the occurrence of which could result in an increase in the number or value of claims and could exceed the amount of reinsurance we purchased to protect us from such claims.

- We, or agents we have appointed, may act based on inaccurate or incomplete information regarding the accounts we underwrite, which may cause us to misunderstand the level of risk we are insuring.

- Agents may exceed their authority or commit fraud when binding policies on our behalf, which may expose us to reputational harm, regulatory intervention or adversely affect our financial condition and results of operations.

- We could be forced to sell investments to meet our liquidity requirements, causing us to incur losses on the investments.

- We may require additional capital in the future, which may not be available or available only on unfavorable terms.

- Our credit agreement contains financial and other covenants, the breach of which could result in acceleration of payment of amounts due under our credit facility.

- We operate in a highly competitive environment, and may not be able to continue to compete effectively with larger or more well-established rivals.

- If we are unable to keep pace with the technological advancements in the insurance industry, our ability to compete effectively could be impaired.

- If actual renewals of our existing contracts do not meet expectations, our premiums written in future years and our future results of operations could be materially adversely affected.

- If California, Ohio or any other state in which our insurance companies are admitted significantly increase the assessments our insurance companies are required to pay, our financial condition and results of operations will suffer.

- Our use of third-party claims administrators in certain lines of business may achieve less desirable results which could cause us to incur higher losses and loss adjustment expenses.

**Risks Related to Taxation**

- Changes in U.S. tax laws (including associated regulations) and the interpretation of certain provisions applicable to insurance businesses with U.S. operations, which may be retroactive, could have a significant impact on the Company and persons who own our shares.

- The Company and James River Group Holdings UK Limited ("James River UK") may be (and JRG Re, prior to its disposition, may have been) subject to U.S. federal income taxation and our non-U.K. companies may be subject to U.K. taxation, which may have a material adverse effect on our operating results.

- Persons who own our shares may be subject to U.S. federal income taxation on our undistributed earnings and may recognize ordinary income upon disposition of shares; non-corporate persons who own our shares may not qualify for the reduced tax rate for qualified dividend income on the dividends paid by us in the future, and tax-exempt organizations who own our shares may recognize unrelated business taxable income.

**Risks Related to Ownership of Our Common Shares**

- An adverse outcome of the disputes pertaining to the sale of JRG Re may have a material adverse effect on our financial position.

- Litigation and legal proceedings against us or our subsidiaries could have a material adverse effect on our business, financial condition and/or results of operations.

- The identification of material weaknesses or the failure to otherwise maintain effective internal controls may result in material misstatements in our financial reporting and/or cause us to fail to meet our periodic reporting obligations.

- The holder of the Series A Convertible Preferred Shares (the "Series A Preferred Shares") holds 9.9% of our aggregate voting power and may have significant influence over matters requiring shareholder approval, and additionally, any sales of a significant number of common shares by the holder may have an adverse affect on our share price.

- The conversion of the Series A Preferred Shares into common shares would dilute the ownership of common shareholders and may adversely affect the market price of our common shares.

- The amount of dividends that we may pay to our common shareholders is subject to restriction pursuant to the terms of the Series A Preferred Shares, and we cannot assure you that we will declare or pay dividends on our common shares in the future.

- Dividends paid by our U.S. subsidiaries to James River UK may not be eligible for benefits under the U.S.-U.K. income tax treaty, reducing the amount of funds that would be available for the payment of dividends.

- Our bye-laws and provisions of Bermuda law may impede or discourage a change of control transaction, which could deprive our investors of the opportunity to receive a premium for their shares.

- Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our shares.

- There are regulatory limitations on the ownership and transfer of our common shares.

**General Risk Factors**

- We rely on our systems and employees, and those of certain third-party vendors and service providers in conducting our operations, and certain failures, including internal or external fraud, operational errors, systems malfunctions, or cyber-security incidents, could materially adversely affect our operations.

- Our operating results have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.

**Risks Related to Our Business and Industry**

***Reserving for losses is an inherently uncertain process, and our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.***

Our financial condition and results of operations depend upon our ability to assess accurately the potential losses and loss adjustment expenses under the terms of the insurance policies we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost us, and our ultimate liability may be greater or less than current reserves. These estimates are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, climate change, economic and judicial trends, and legislative changes. We believe that the insurance we write is subject to above-average variation in reserve estimates. The Excess and Surplus Lines market is subject to high policyholder turnover and changes in underlying mix of exposures. This turnover and change in underlying mix of exposures can cause actuarial estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. We continually monitor reserves using new information on reported claims and a variety of statistical techniques.

In the insurance industry, there is always the risk that reserves may prove inadequate, and actual results always differ from our reserve estimates. It is possible for insurance companies to underestimate the cost of claims. Our estimates could prove to be low, and this underestimation could have a material adverse effect on our financial strength. For example, in our Excess and Surplus Lines segment, we experienced adverse development on the reserves for losses and loss adjustment expenses of: $76.7 million for the calendar year ended December 31, 2024, including a $52.2 million reserve charge upon execution of the E&S ADC (consideration paid in excess of initial reserves), and $32.6 million for the calendar year ended December 31, 2023, with adverse development in accident years 2020 and prior exceeding favorable development on accident years 2022 and 2021. We also previously experienced significant adverse development in our commercial auto business in our Excess and Surplus Lines segment, including $200.1 million for the calendar year ended December 31, 2021, and in our former casualty reinsurance segment, which we disposed of on April 16, 2024.

We cannot assure you that we will not have further adverse development in our business.

The uncertainties we encounter in establishing our reserves for losses and related expenses in connection with our insurance businesses include:

- When we write "occurrence" policies, we are obligated to pay covered claims, up to the contractually agreed amount, for any covered loss that occurs while the policy is in force. Losses can emerge many years after a policy has lapsed. Accordingly, our first notice of a claim or group of claims may arise many years after a policy has lapsed. Approximately 96% of our Excess and Surplus Lines net casualty loss reserves are associated with "occurrence form" policies at December 31, 2024.

- Even when a claim is received (irrespective of whether the policy is a "claims made" or "occurrence" basis form), it may take considerable time to fully appreciate the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time.

- New theories of liability are enforced retroactively from time to time by courts. See also "*The effect of emerging claim and coverage issues on our business is uncertain*" risk factor herein.

- Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and the severity of the claims reported. In addition, elevated inflationary conditions could, among other things, cause loss costs to increase.

- If claims became more frequent, even if we had no liability for those claims, the cost of evaluating these potential claims could escalate beyond the amount of the reserves we have established. As we enter new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.

- We occasionally enter new lines of insurance, and as a consequence, we sometimes have to make estimates of future losses for risk classes with which we do not have a great deal of loss experience. This lack of loss experience may contribute to making errors of judgment when establishing reserves.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and shareholders' equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which could affect our ability to attract business, our cost of capital and our ability to retain or hire qualified personnel.

***Our risk management is based on estimates and judgments that are subject to significant uncertainties.***

Our approach to risk management relies on subjective variables that entail significant uncertainties. For example, we rely heavily on estimates of probable maximum losses for certain events that are generated by computer-run models. In addition, we rely on historical data and scenarios in managing credit and interest rate risks in our investment portfolio. These estimates, models, data and scenarios may not produce accurate predictions and consequently, we could incur losses both in the risks we underwrite and to the value of our investment portfolio.

Small changes in assumptions, which depend heavily on our judgment and foresight, can have a significant impact on the modeled outputs. Although we believe that these probabilistic measures provide a meaningful indicator of the relative risk of certain events and changes to our business over time, these measures do not predict our actual exposure to, nor guarantee our successful management of, risks that could have a material adverse effect on our financial condition and results of operations.

***A decline in our financial strength rating may result in a reduction of new or renewal business.***

Companies, insurers and reinsurance brokers use ratings from independent ratings agencies as an important means of assessing the financial strength and quality of insurers and reinsurers. A.M. Best has assigned a financial strength rating of "A-" (Excellent), which is the fourth highest of 13 ratings that A.M. Best issues, to each of James River Insurance, James River Casualty, Falls Lake Fire and Casualty, Falls Lake National and Stonewood Insurance. On December 20, 2023, A.M. Best announced that it revised the outlook on our financial strength rating from stable to negative on such entities. Also, on December 20, 2023, A.M. Best announced that it downgraded the financial strength rating of JRG Re, our former reinsurance subsidiary, from "A-" (Excellent) with a stable outlook to "B++" (good) with a negative outlook. A.M. Best announced that the ratings actions followed our announcements in November 2023 that we identified a material weakness in our internal control over financial reporting, that we entered into an agreement to sell JRG Re (which was completed on April 16, 2024), and that we were exploring strategic alternatives for the Company (which have since been completed as announced on November 11, 2024). On January 30, 2025, A.M. Best affirmed our "A-" (Excellent) financial strength rating. The negative outlook remained with a focus on 2025 plan execution.

A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company's ability to meet its obligations to policyholders and such ratings are not an evaluation directed to investors. A.M. Best periodically reviews our rating and may revise it downward or revoke it at its sole discretion based primarily on its analysis of our balance sheet strength (including capital adequacy and loss and loss adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such an analysis include but are not limited to:

- if we change our business practices from our organizational business plan in a manner that no longer supports our A.M. Best's rating;

- if unfavorable financial, regulatory or market trends affect us, including excess market capacity;

- if our losses exceed our loss reserves;

- if we have unresolved issues with government regulators;

- if we are unable to retain our senior management or other key personnel;

- if our investment portfolio incurs significant losses;

- if A.M. Best alters its capital adequacy assessment methodology in a manner that would adversely affect our rating; or

- if A.M. Best reduces its assessment of our enterprise risk management.

These and other factors could result in a downgrade of our rating. A downgrade of our rating could cause our current and future brokers and agents, retail brokers and insureds to choose other, more highly-rated competitors. A downgrade of this rating could also increase the cost or reduce the availability of reinsurance to us, trigger termination of reinsurance contracts, trigger termination rights in certain of our agreements with MGAs in our Specialty Admitted segment, or result in a default under our credit facility. See the Risk Factor "*Our credit agreement contains financial and other covenants, the breach of any of which could result in acceleration of payment of amounts due under our credit facility.*"

In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate and may increase the capital and other requirements employed in the rating organizations' models for maintenance of certain ratings levels. It is possible that such reviews of us may result in adverse ratings consequences, which could have a material adverse effect on our financial condition and results of operations. A downgrade below "A-" or withdrawal of any rating could severely limit or prevent us from writing new and renewal insurance contracts or entering into new programs in our Specialty Admitted segment. See also "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Ratings."

***If we are unable to retain key management and employees or recruit other qualified personnel, we may be materially adversely affected.***

We believe that our future success depends, in large part, on our ability to retain our experienced management team and key employees and on our ability to recruit additional qualified employees to support our growth. For instance, our specialty insurance operations require the services of a number of highly experienced employees, including underwriters, to source quality business and analyze and manage our risk exposure. There can be no assurance that we can attract and retain the necessary employees to conduct our business activities on a timely basis or at all. Our competitors may offer more favorable compensation and/or permanent remote work arrangements to our key management or employees to incentivize them to leave our Company, or alternatively, to make it more difficult for us to recruit and hire new employees. Further, remote work by employees has allowed competitors that are located in different states or parts of the country to solicit our employees without requiring their relocation. Although we have employment agreements with most members of our senior management team, which include certain post-employment restrictions on engaging in businesses competitive with the Company, we do not have employment agreements with our senior underwriters or claims personnel. Our inability to attract and retain qualified personnel and the loss of services of key personnel could have a material adverse effect on our financial condition and results of operations.

***Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.***

Factors such as business revenue, economic conditions, the volatility and strength of the capital markets, inflation and pandemics can all affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenues, the demand for insurance products is adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, including with respect to our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage, self-insure their risks, or not renew with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments, or not pay premiums on our policies when due. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.

We underwrite a significant portion of our insurance in (i) the Excess and Surplus Lines segment in Florida, California, Texas and New York, and (ii) the fronting and program business of the Specialty Admitted Insurance segment in Texas, California, North Carolina, Florida, and Illinois. Any economic downturn or reduced business activities in any such state, or other states where we conduct business, could have a material adverse effect on our financial condition and results of operations.

Higher than expected inflation could adversely affect the adequacy of our reserves by increasing average loss costs over time, negatively impact the values of our investments and our investment returns, and may increase our compensation expenses. Recent actions by the federal government, including without limitation with respect to international trade regulation, including tariffs, could lead to higher inflation.

***We distribute products through a select group of brokers and agents, several of which account for a significant portion of our business, and such relationships may not continue, or if they do continue, the relationship may not be on favorable terms to us. In addition, reliance on brokers and agents subjects us to their credit risk.***

We distribute our products through a select group of brokers and agents. In 2024:

- the Excess and Surplus Lines segment conducted business with three brokers that produced an aggregate of $724.7 million in gross written premiums, or 71.3% of that segment's gross written premiums for the year; and

- the Specialty Admitted Insurance segment conducted business with two agencies that produced $239.5 million in gross written premiums, representing 57.7% of that segment's gross written premiums for the year.

The relationship with any of these brokers or agents may not continue. Even if the relationships do continue, they may not be on terms that are profitable for us. The termination of a relationship with one or more significant brokers or agents could result in lower direct written premiums and could have a material adverse effect on our results of operations or business prospects.

There is a continuing trend toward consolidation among retail and wholesale brokers and agents. As brokers and agents consolidate and competition among them declines, they may seek and receive higher commissions. Increases in commission expense could reduce our underwriting profit.

Certain premiums from policyholders, where the business is produced by brokers or agents, are collected directly by the brokers or agents and forwarded to our insurance subsidiaries. In most jurisdictions, when the insured pays its policy premium to brokers or agents for payment on behalf of our insurance subsidiaries, the premiums will be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premiums from that broker or agent. Consequently, we assume a degree of credit risk associated with brokers and agents. Where necessary, we review the financial condition of potential new brokers and agents before we agree to transact business with them. Although failures by brokers and agents to remit premiums have not been material to date, there may be instances where brokers and agents collect premiums but do not remit them to us and we may be required under applicable law to provide the coverage set forth in the policy despite the absence of premiums.

Because the possibility of these events depends in large part upon the financial condition and internal operations of our brokers and agents (which in most cases is not public information), we are not able to quantify the exposure presented by this risk. If we are unable to collect premiums from brokers and agents in the future, underwriting profits may decline and our financial condition and results of operations could be materially adversely affected.

***We rely on a select group of customers for a significant portion of our business, and the continued loss or termination of our relationship with any such customers, or a material reduction in their business, could materially adversely affect our rate of growth, results of operations and financial condition.***

Our largest customer, an agent for the Specialty Admitted Insurance segment, accounted for approximately $175.7 million (12.3%) of our consolidated gross written premium from continuing operations in 2024. This same agent was our largest customer in 2023, accounting for approximately $163.1 million (10.8%) of our consolidated gross written premium from continuing operations in 2023. No other customer generated 10.0% or more of consolidated gross written premiums from continuing operations in 2024 or in 2023. As of December 31, 2024, this agent had given notice of its decision to non-renew or terminate its remaining programs with the Specialty Admitted Insurance segment, with the last program scheduled to end in mid-2025.

Our two largest customers in 2022, both agents for the Specialty Admitted Insurance segment, accounted for approximately $120.9 million (8.6%) and $110.9 million (7.9%) of our consolidated gross written premium from continuing operations in 2022. No customer generated 10.0% or more of consolidated gross written premiums from continuing operations for 2022.

The continued loss or termination of our relationship with our customers, or a material reduction in business with any such party, could materially adversely affect our rate of growth, results of operations and financial condition.

***We may be unable to obtain reinsurance coverage at reasonable prices or on terms that provide us adequate protection.***

We purchase reinsurance in many of our lines of business to help manage our exposure to insurance and reinsurance risks that we underwrite and to reduce volatility in our results.

The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, each of which can affect our business volume and profitability. The availability of reasonably affordable reinsurance is a critical element of our business plan. One important way we utilize reinsurance is to reduce volatility in claims payments by limiting our exposure to losses from large risks. Another way we use reinsurance is to purchase substantial protection against concentrated losses when we enter new markets. In addition, the ability to obtain reinsurance is critical to our fee-based fronting business. As a result, our ability to manage volatility and avoid significant losses, expand into new markets, grow by offering insurance to new kinds of enterprises, or grow our fronting business may be limited by the unavailability of reasonably priced reinsurance. We may not be able to obtain reinsurance on acceptable terms or from entities with satisfactory creditworthiness. In such event, if we are unwilling to accept the terms or credit risk of potential reinsurers, we would have to reduce the level of our underwriting commitments, which would reduce our revenues. Reinsurance capacity has become more restricted making reinsurance placements more challenging in recent years.

Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the reinsurance contracts we enter into with them. Some exclusions relate to risks that we cannot in turn exclude from the policies we write due to business or regulatory constraints. In addition, reinsurers are imposing terms, such as lower per occurrence and aggregate limits, and more exclusions, limiting the protection provided under the reinsurance contract. As a result, we, like other direct insurance companies, write insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses. For example, certain reinsurers have excluded coverage for terrorist acts or priced such coverage at unreasonably high rates. Many direct insurers, including us, have written policies without terrorist act exclusions and in many cases we cannot exclude terrorist acts because of regulatory constraints. We may, therefore, be exposed to potential losses as a result of terrorist acts. See also "Item 1. Business — Purchase of Reinsurance."

***We are subject to credit risk with regard to our reinsurance counterparties, insurance companies with which we have a fronting arrangement and an indemnification arrangement we have with a former customer.***

Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. At December 31, 2024, reinsurance recoverables on unpaid losses from our three largest reinsurers was $980.6 million in the aggregate and represented 49.1% of the total balance. Additionally, prepaid reinsurance premiums ceded to three reinsurers at December 31, 2024 was $108.5 million in the aggregate, or 36.6% of the total balance of prepaid reinsurance premiums. In addition to reinsurance purchased to manage our prospective business, we have three retroactive reinsurance arrangements on legacy books of business in the Excess & Surplus Lines segment: the first, a loss portfolio transfer reinsurance transaction on our legacy commercial auto lines business (the "Commercial Auto LPT"); the second, a combined loss portfolio transfer and adverse development cover reinsurance contract entered into in July 2024 on our Excess & Surplus Lines segment casualty portfolio losses attaching to premium earned 2010-2023, excluding, among others, losses related to commercial auto policies issued to a former large insured or its affiliates (the "casualty subject business") (the "E&S ADC"); and the third, an adverse development cover reinsurance contract entered into in November 2024 also covering the casualty subject business (the "E&S Top Up ADC"). At December 31, 2024, reinsurance recoverables on the Commercial Auto LPT were $36.6 million and reinsurance recoverables on the E&S ADC were $362.0 million. There were no reinsurance recoverables on the E&S Top Up ADC at December 31, 2024.

At December 31, 2024, all of our material reinsurance recoverable amounts are from companies with A.M. Best ratings of "A-" (Excellent) or better, or, if not rated by A.M. Best, have statutory surplus of $100 million or more, are collateralized by the reinsurer for our benefit through letters of credit or funds held in trust accounts, or represent recoverables from a state residual market for automobile insurance, but we cannot be sure that our reinsurers will pay all reinsurance claims on a timely basis or at all. Similarly, in our fronting business, which we conduct through our Specialty Admitted Insurance segment, we are primarily liable to the insureds because we have issued the policies. While we customarily require a collateral trust arrangement to secure the obligations of the insurance entity for which we are fronting, we do not obtain collateral in every instance. See also "Item 1. Business — Business Segments — Specialty Admitted Insurance Segment — Fronting & Program Business." Reinsurers or fronting partners may default in their financial obligations to us as the result of insolvency, lack of liquidity, operational failure, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements or for other reasons. The failure of a reinsurer or fronting partner to pay us does not lessen our contractual obligations to insureds. If a reinsurer or fronting partner fails to pay the expected portion of a claim or claims, our net losses might increase substantially and materially adversely affect our financial condition. Any disputes regarding reinsurance contracts, indemnification arrangements and related agreements could be time-consuming, costly and uncertain of success.

Downgrades to the credit ratings of our reinsurance counterparties may result in the reduction of rating agency capital credit provided by those reinsurance contracts and could, therefore, result in a downgrade of our own credit ratings. In addition, under the reinsurance regulations, in many states where our U.S. insurance subsidiaries are domiciled, certain reinsurers are required to collateralize their obligations to us and to the extent they do not do so, our ability for regulators to recognize this reinsurance will be impaired. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law and include any amounts deemed uncollectible from the reinsurer in our allowance for credit losses on reinsurance balances. See also "Item 1. Business — Purchase of Reinsurance."

We are exposed to credit risk relating to a set of insurance contracts previously issued to Rasier, under which the Company pays losses and loss adjustment expenses on the contracts. Rasier is contractually obligated to reimburse us for the losses and loss adjustment expenses paid on their behalf pursuant to indemnification agreements with it. This reimbursement obligation is supported by collateral posted for our benefit in a trust account from time to time. If Rasier fails to reimburse us, and the collateral posted for our benefit to support their reimbursement obligations is insufficient, our financial condition and results of operations could be materially adversely affected. See also "Item 1. Business — Purchase of Reinsurance — Amounts Recoverable from an Indemnifying Party and Reinsurer on Legacy Commercial Auto Book."

In situations where we manage our credit exposure to reinsurers or fronting partners with a collateral arrangement, which includes our Commercial Auto LPT and indemnification arrangements on the Rasier policies, it is possible that the collateral could be insufficient to cover all claims, either as a result of a decline in the value of the collateral, an increase in the obligations being collateralized, a failure of management to monitor the adequacy of the collateral held, or the refusal of the counterparty to post additional collateral. In that event, we would be contractually entitled to recovery from our reinsurer or the entity for which we are fronting, but, for a variety of reasons, the other party could default in its obligations.

***If we are unable to underwrite risks accurately and charge and collect competitive yet profitable rates to our policyholders, our business, financial condition and results of operations will be materially adversely affected.***

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premium rates is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting costs and to earn a profit. If we do not accurately assess the risks that we assume, we may not charge adequate premiums to cover our losses and expenses, which would materially adversely affect our results of operations and our profitability. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we:

- collect and properly analyze a substantial volume of data from our insureds;

- develop, test and apply appropriate actuarial projections and rating formulas;

- closely monitor and timely recognize changes in trends; and

- project both frequency and severity of our insureds' losses with reasonable accuracy.

We seek to implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result, accurately price our policies, is subject to a number of risks and uncertainties, including:

- insufficient or unreliable data;

- incorrect or incomplete analysis of available data;

- uncertainties generally inherent in estimates and assumptions;

- our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

- regulatory constraints on rate increases;

- our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and

- unanticipated court decisions, legislation or regulatory action.

In addition to charging profitable rates on the insurance policies we issue, we also must be able to collect the premiums, deductibles, and self-insured retentions that our insureds agreed to pay at the inception of their policies. The inability or refusal of our insureds to pay the amounts owed by them pursuant to their policies undermines our goal of underwriting risk accurately and charging competitive yet profitable rates, and could adversely affect our results of operations and our profitability.

***The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations.***

Although we seek to mitigate our loss exposure through a variety of methods, the future is inherently unpredictable. It is difficult to predict the timing, frequency and severity of losses with statistical certainty. It is not possible to completely eliminate our exposure to unforecasted or unpredictable events and, to the extent that losses from such risks occur, our financial condition and results of operations could be materially adversely affected.

For instance, various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies that limit exposure to known risks.

In addition, we design our Excess and Surplus Lines segment's policy terms to manage our exposure to expanding theories of legal liability like those which have given rise to claims for lead paint, asbestos, mold, construction defects and environmental matters. Many of the policies we issue also include conditions requiring the prompt reporting of claims to us and entitle us to decline coverage in the event of a violation of that condition. Also, many of our policies limit the period during which a policyholder may bring a claim under the policy, which in many cases is shorter than the statutory period under which such claims can be brought against our policyholders. While these exclusions and limitations help us assess and reduce our loss exposure and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In some instances, these changes may not become apparent until sometime after we have issued insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

***We have exposure to losses arising from unpredictable natural disasters, terrorist acts, and other catastrophic events. Claims from these events could reduce our earnings and cause volatility in our results of operations.***

We have exposure to losses arising from unpredictable natural disasters, terrorist acts, and other catastrophic events. These events can cause losses in a variety of our property-casualty lines and generally result in an increase in the number of claims filed as well as the amount of compensation sought by claimants.

The incidence and severity of natural disasters, terrorist acts, and other catastrophic events are inherently unpredictable. The extent of losses from catastrophes is a function of the frequency of loss events, the total amount of insured exposure in the area affected by each event and the severity of the events. Claims from catastrophic events could exceed our amount of reinsurance purchased to protect us from such events, cause us to pay reinstatement premiums, reduce our earnings and cash flows, cause volatility in our results of operations and cash flows for any fiscal period or materially impact our financial condition. For example, for the third quarter ending September 30, 2022, we incurred $5.0 million in net catastrophe losses related to Hurricane Ian.

A large-scale pandemic, the continued threat or occurrence of terrorism, within the United States and abroad, or military and other actions, and heightened security measures in response to these types of threats may cause significant volatility and losses in our investment portfolio from declines in the equity markets and from interest rate changes in the United States, Europe and elsewhere, and result in loss of life, property damage, disruptions to commerce and reduced economic activity. Some of our assets in our investment portfolio may be adversely affected by declines in the equity markets and reduced economic activity caused by a large-scale pandemic or the continued threat of terrorism. Additionally, a large-scale pandemic or terrorist act could have a material effect on sales, profitability, competitiveness, marketability of product offerings, liquidity and operating results. For example, the COVID-19 pandemic presented, and other future pandemics could present, inflation, supply chain disruptions, labor shortages, backlogs in the court system, responsive regulatory actions and mandates, financial market disruptions, and economic downturn, among other things.

***The effect of emerging claim and coverage issues on our business is uncertain.***

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may materially adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

Examples of these claims and coverage issues include, but are not limited to:

- Judicial or Legislative Expansion of Coverage Terms or Theories of Liability — Evolving regulations, potential new legislation and emerging expanded theories of liability can adversely impact the application of policy terms, coverage requirements, potential liability, and claims handling processes.

- Economic and Political Factors, Social Inflation and Litigation Trends — Economic conditions, such as inflation, interest rate fluctuations, and market volatility and changes in the stability of the political environment can influence claim frequency and severity. For example, evolving legal interpretation and a rise in large jury awards can extend coverage beyond our initial underwriting intent, resulting in increased claim costs. Similarly, general economic inflation can increase medical, repair and replacement costs, leading to higher claim payouts.

- Technological Advancements Leading to Changes in Insured's Business Model — The rapid adoption of technology has caused the continued evolution of business models and fundamental changes in consumer and human behavior leading to unintended and unanticipated expansions in exposure. One such recent example of this phenomenon is claims arising out of the use of personal property in commercial transactions related to the so-called "sharing economy."

- Advancements in Bioengineering, Life and Food Sciences — The continued rapid advancement in bioengineering, life, food and other sciences may lead to the ingestion of and/or implantation of new compounds into the human body resulting in long-term unintended consequences. Previous and current examples of such exposures include asbestos, benzene, Diethylstilbestrol (DES), implantable medical devices (e.g., metal-on-metal hips), Nanotechnology, Bisphenol A (BPA) and Per- and Polyfluoroalkyl Substances (PFAS).

In addition, the passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to deem by statute the existence of a covered occurrence, to extend or eliminate the statutes of limitations or otherwise to repeal or weaken tort reforms could have a material and adverse effect on our results of operations and/or financial position.

***Our investment portfolio is subject to significant market and credit risks, which could result in a material adverse impact on our financial condition or results of operations.***

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments that is managed by professional investment advisory management firms in accordance with our investment policy and periodically reviewed by our Investment Committee. However, our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates and equity prices. See also "Item 7A. Quantitative and Qualitative Disclosures About Market Risk." A decline in interest rates reduces the return available on short-term investments and new fixed maturity investments (including those purchased for re-investment), thereby negatively impacting our net investment income on a going forward basis, while rising interest rates reduce the market value of existing fixed maturity investments, thereby negatively impacting our book value. Prior to 2022, interest rates had been at or near historic lows, limiting yields on fixed income investments and negatively impacting investment income. Increases in interest rates since 2022, while generating higher investment yields, led to declines in the fair values of our fixed income securities, influenced by the duration of our fixed income investments and the extent of interest rate increases. For example, for the year ended December 31, 2022, we experienced unrealized losses on fixed maturity investments of $193.0 million, which were recognized in other comprehensive loss. During 2023, the fair values of our fixed maturity securities recovered some of the unrealized losses with signs of inflation easing and optimism about future Federal Reserve interest rate cuts. Unrealized gains of $99.3 million were recognized in other comprehensive income for the year ended December 31, 2023. In 2024, interest rates rose moderately and $6.3 million of unrealized losses were recognized in other comprehensive loss for the year ended December 31, 2024. Some fixed income securities have call or prepayment options, which represent possible reinvestment risk in declining rate environments. Other fixed income securities such as mortgage-backed and asset-backed securities carry prepayment risk or, in a rising interest rate environment, may not pre-pay as quickly as expected. In addition, individual securities in our fixed income securities portfolio are subject to credit risk and default. Downgrades in the credit ratings of fixed maturities can have a significant negative effect on the market valuation of such securities.

In the event of a financial crisis, return to a high inflationary environment, or severe downturn in public debt and equity markets, we could incur substantial realized and unrealized investment losses in future periods, which could have a material adverse impact on our financial condition, results of operations, debt and financial strength ratings, insurance subsidiaries' capital liquidity and ability to access capital markets.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities held, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments of such investments. Such defaults and impairments could reduce our net investment income and result in realized investment losses.

We hold investments in bank loans (7.4% of the carrying value of our cash and invested assets (excluding restricted cash equivalents) as of December 31, 2024. Most of these loans are issued to sub-investment grade borrowers. While this class of investment has been profitable for us, a severe downturn in the markets could materially adversely affect the value of these investments, including the possibility that we would suffer substantial losses on this portfolio. As of December 31, 2024, the fair value of our investments in bank loans was $142.4 million.

As of December 31, 2024, we held equity investments of $7.7 million in non-public limited liability companies that have invested in renewable energy investments. We invested in the equity of these projects because we anticipate earning attractive risk-adjusted returns from these investments. However, our investments in these projects are illiquid and the ultimate results from these investments may be unknown for some time.

We also invest in marketable equity securities. These securities are carried on the balance sheet at fair market value and are subject to potential losses and declines in market value. Our invested assets also include interests in limited partnerships and privately held debt investments totaling $29.0 million at December 31, 2024. These investments were designed to provide diversification of risk and enhance the return on the overall portfolio. However, these investments entail substantial risks and are generally illiquid. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (*i.e.*, the carrying amount) does not reflect prices at which actual transactions would occur.

Risks for all types of securities are managed through application of our investment policy, which establishes investment parameters that include (but are not limited to) maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within guidelines established by the NAIC and various state insurance departments, as applicable.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

***We may become subject to additional government or market regulation which may have a material adverse impact on our business.***

Market disruptions like those experienced during the credit-driven financial market collapse in 2008, as well as the significant amount of capital allocated to alternative asset management, have led to increased governmental as well as self-regulatory scrutiny of the insurance industry in general. In addition, certain legislation proposing greater regulation of the industry is periodically considered by governing bodies of some jurisdictions as well as the U.S. federal government. The credit-driven financial market collapse in 2008 or other significant market disruptions may increase the likelihood that some increased regulation of the industry is mandated.

Because we are a Bermuda company, we are subject to changes in Bermuda law and regulation that may have a material adverse impact on our operations, including through the imposition of tax liability or increased regulatory supervision. In addition, we will be exposed to any changes in the political environment in Bermuda.

Our business could be materially adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the U.S. federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies. The Dodd-Frank Act also established the Federal Insurance Office, which is authorized to study, monitor and report to Congress on the insurance industry and to recommend that the FSOC designate an insurer as an entity posing risks to U.S. financial stability in the event of the insurer's material financial distress or failure. In December 2013, the Federal Insurance Office issued a report on alternatives to modernize and improve the system of insurance regulation in the United States, including increasing national uniformity through either a federal charter or effective action by the states. Any additional regulations established as a result of the Dodd-Frank Act or actions in response to the Federal Insurance Office Report could increase our costs of compliance or lead to disciplinary action. In addition, legislation has been introduced from time to time that, if enacted, could result in the U.S. federal government assuming a more direct role in the regulation of the insurance industry, including federal licensing in addition to or in lieu of state licensing and reinsurance for natural catastrophes. We are unable to predict whether any legislation will be enacted or any regulations will be adopted, or the effect that any such developments could have on our business, financial condition or results of operations.

Additionally, the regulatory environment surrounding information security and privacy is increasingly demanding. We are subject to numerous U.S. federal and state laws governing the protection of personal and confidential information of our clients and employees, and new privacy laws have been adopted or are being considered at the state and federal level that may be applicable to us. The NAIC adopted an Insurance Data Security Model Law on October 24, 2017, which requires licensed insurance entities to comply with detailed information security requirements. Most states have either adopted the NAIC Insurance Data Security Model Law or similar laws that govern the cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. It is not yet known whether, and to what extent, additional state legislatures or insurance regulators where we operate will enact the NAIC Insurance Data Security Model Law in whole or in part, or in a modified form. Such enactments, especially if inconsistent between states or with existing laws and regulations, could raise compliance costs or increase the risk of noncompliance, with the attendant risk of being subject to regulatory enforcement actions and penalties, as well as reputational harm. Further, several states have enacted privacy laws requiring specific disclosures regarding privacy practices and granting certain rights to consumers with respect to the use by companies of their personally identifiable information. There has also been proposed privacy legislation at the federal level. These new privacy laws may impose compliance costs, and ambiguities surrounding their applicability and interpretation may increase the risk of noncompliance, with the attendant risk of being subject to regulatory enforcement actions and penalties, as well as class action litigation. Any such events could potentially have an adverse impact on our business, financial condition or results of operations.

In addition to the complexity of existing laws and regulations, the development of new laws and regulations and changes in application or interpretation of current laws and regulations also increase our legal and regulatory compliance obligations and costs. The new presidential administration has to date proposed or promulgated numerous changes to laws and regulations that may impact our business and operations, the direct or indirect effect of which are not yet known.

It is impossible to predict what, if any, changes in the regulations applicable to us, the markets in which we operate, trade and invest or the counterparties with which we do business may be instituted in the future. Any such regulation could have a material adverse impact on our business.

***We are subject to extensive regulation, which may materially adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may materially adversely affect our financial condition and results of operations.***

Our admitted insurance subsidiaries are subject to extensive regulation, primarily by California (the domiciliary state for Falls Lake Fire and Casualty), Ohio (the domiciliary state for James River Insurance, James River Casualty, Stonewood Insurance and Falls Lake National), and to a lesser degree, the other jurisdictions in the United States in which we operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, authorizations to write certain lines of business, capital and surplus requirements, reserve requirements, rate and form approvals, investment and underwriting limitations, affiliate transactions, dividend limitations, cancellation and non-renewal of policies, changes in control, solvency, receipt of reinsurance credit, accounting principles and a variety of other financial and non-financial aspects of our business. These laws and regulations are regularly re-examined and any changes in these laws and regulations or new laws or interpretations thereof may be more restrictive, could make it more expensive to conduct business or otherwise materially adversely affect our financial condition or operations. State insurance departments also conduct periodic examinations of the affairs of insurance companies and reinsurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense or other constraints that could materially adversely affect our ability to achieve some or all of our business objectives. Failure by any of our insurance subsidiaries to comply with applicable regulations could result in a requirement for that subsidiary to cease writing business.

In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe are generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could materially adversely affect our ability to operate our business.

The admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as guaranty funds. Some states have deregulated their commercial insurance markets. We cannot predict the effect that further deregulation would have on our business, financial condition or results of operations.

The NAIC has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital or "RBC," that many states have adopted. This system establishes the minimum amount of risk-based capital necessary for an insurer to support its overall business operations. It identifies property-casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain adequate risk-based capital at the required levels could materially adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct their business. For additional information, see "Item 1. Business — U.S. Insurance Regulation — State Regulation."

In addition, the various state insurance regulators have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted the NAIC Amendments. The NAIC Amendments, when adopted by the various states, are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system's ultimate controlling person submit annually to its lead state insurance regulator an "enterprise risk report" that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include (i) requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, (ii) having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and (iii) expanding the types of agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. The NAIC Amendments must be adopted by a state legislature and such state's insurance regulator in order to be effective in that state. Each of California and Ohio, the states in which our U.S. insurance subsidiaries are domiciled, adopted the NAIC Amendments, including the enterprise risk report requirement.

In 2012, the NAIC also adopted the ORSA Model Act. The ORSA Model Act, when adopted by the various states, requires an insurance holding company system's Chief Risk Officer to submit annually to its lead state insurance regulator an ORSA. The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer of the material and relevant risks identified by the insurer associated with an insurer's current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by a state legislature in order to be effective in that state. Each of California and Ohio, the states in which our U.S. insurance subsidiaries are domiciled, adopted the ORSA Model Act and require an ORSA filing.

We cannot predict with certainty the effect any enacted, proposed or future state or federal regulation or NAIC initiative may have on the conduct of our business. Furthermore, there can be no assurance that the regulatory requirements applicable to our business will not become more stringent in the future or result in materially higher cost than current requirements. Changes in regulation of our business may materially reduce our profitability, limit our growth or otherwise materially adversely affect our operations.

***Changing climate conditions may increase the frequency and severity of catastrophic events and thereby adversely affect our financial condition and results of operations.***

Over the past several years, changing weather patterns and climatic conditions, such as global warming, appear to have contributed to the unpredictability, frequency and severity of natural disasters and created additional uncertainty as to future trends and exposures. There is a substantial scientific opinion that global warming and other climate changes are increasing the frequency and severity of catastrophic weather and other events, such as hurricanes, fires, tornadoes, windstorms, floods and other natural disasters. Such changes make it more difficult for us to predict and model catastrophic events, reducing our ability to accurately price our exposure to such events and mitigate our risks. Any increase in the frequency or severity of natural disasters may adversely affect our financial condition and results.

***We may have exposure to losses from terrorism for which we are required by law to provide coverage.***

U.S. insurers are required by state and federal law to offer coverage for terrorism in certain commercial lines, including workers' compensation. As discussed under "Item 1. Business — U.S. Insurance Regulation — Federal Regulation," the Terrorism Acts require commercial property and casualty insurance companies to offer coverage for acts of terrorism, whether foreign or domestic, and established a federal assistance program through the end of 2027 to help cover claims related to future terrorism-related losses. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act.

***We, or agents we have appointed, may act based on inaccurate or incomplete information regarding the accounts we underwrite, or such agents may exceed their authority or commit fraud when binding policies on our behalf.***

We, and our MGAs and other agents who have the ability to bind our policies, rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information.

In addition, in the Specialty Admitted Insurance segment, MGAs and other agents have the authority to bind policies on our behalf within prescribed underwriting guidelines, and third party administrators manage and pay claims on our behalf and advise us with respect to case reserves. If any such agents exceed their authority, breach their obligations to us, fail to maintain proper licenses, have weak internal controls, or engage in fraudulent activities, our reputation could suffer, we may experience regulatory intervention, or our financial condition and results of operations could be materially adversely affected. Although we are continually monitoring these agents and administrators, our monitoring efforts may not be adequate.

***The insurance business is historically cyclical, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could materially adversely affect our business.***

Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse trends in litigation, regulatory constraints, general economic conditions and other factors. We have experienced these types of fluctuations since the Company's inception. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels.

Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers, general economic conditions and underwriting results of primary insurers. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed, and we may determine to exit lines or classes of business that are affected. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially adversely affected. Any of these factors could lead to a material adverse effect on our business, financial condition and results of operations.

### *We could be forced to sell investments to meet our liquidity requirements.*

We invest the premiums we receive from our insureds until they are needed to pay policyholder claims or until they are recognized as profits. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our loss and loss adjustment expense reserves to ensure sufficient liquidity and avoid having to liquidate securities to fund claims. Risks such as inadequate loss and loss adjustment expense reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. Such sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.

### *Our employees could take excessive risks, which could negatively affect our financial condition and business.*

As an insurance enterprise, we are in the business of binding certain risks. The employees who conduct our business, including executive officers and other members of management, underwriters, claims professionals, and other employees, do so in part by making decisions and choices that involve exposing us to risk. These include decisions such as setting underwriting guidelines and standards, product design and pricing, determining which business opportunities to pursue, claims management decisions, and other decisions. Although we employ controls and procedures designed to monitor employees' business decisions and prevent us from taking excessive risks, these controls and procedures may not be effective. If our employees take excessive risks, the impact of those risks could have a material adverse effect on our financial condition and business operations.

### *We may require additional capital in the future, which may not be available or available only on unfavorable terms.*

Our future capital requirements depend on many factors, including our ability to write new and renewal business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Our ability to underwrite depends largely upon the expected quality of our claims paying process and our perceived financial strength as estimated by potential insureds, brokers, other intermediaries, independent rating agencies, and our regulators. To the extent that our existing capital is insufficient to fund our future operating requirements, cover claim losses, satisfy ratings agencies in order to maintain a satisfactory rating, or meet the capital requirements of our regulators in order to maintain our insurance licenses, we may need to raise additional capital in the future through offerings of debt, hybrid or equity securities or through suspension or reduction of dividends, or otherwise to:

- fund liquidity needs caused by underwriting or investment losses;

- replace capital lost in the event of adverse reserve developments;

- satisfy letters of credit or guarantee bond requirements that may be imposed by our clients or by regulators;

- meet rating agency or regulatory capital requirements; or

- respond to competitive pressures.

Any equity or debt financing, if available at all, may be on terms that are unfavorable to us. Further, any additional capital raised through the sale of equity could dilute shareholders' ownership interest in the

Company and would likely cause the value of our shares to decline. For example, in May 2021, we raised $192.1 million in equity capital (the "May Equity Offering") to protect our balance sheet after experiencing $170.0 million of adverse development on our commercial auto business in the first quarter of 2021 almost entirely related to a previously canceled account that has been in run-off since 2019. In the May Equity Offering, we announced the offering of 6,497,500 shares at $31.00 per share the day after our shares had a closing market price equal to $46.50. Also, on March 1, 2022 we issued 150,000 Series A Perpetual Cumulative Convertible Preferred Shares, par value $0.00125 per share (the "Series A Preferred Shares"), for an aggregate purchase price of $150 million, primarily to protect our balance sheet after experiencing $115.0 million of adverse reserve development in our former casualty reinsurance segment in the fourth quarter of 2021. The Series A Preferred Shares, among other things, have the right to receive a payment on account of the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company before any payment may be made to holders of any other class or series of capital shares, pay dividends to the security holders at the initial rate of 7% of their liquidation preference of $1,000 per share per annum, include restrictions that may limit our ability to pay dividends to common shareholders and may not be redeemed at our election. See the Risk Factors "*The Series A Preferred Shares have rights, preferences and privileges that are not held by, and are preferential to the rights of, our common shareholders, which could adversely affect our liquidity and financial condition*" and "*The amount of dividends that we may pay to our common shareholders is subject to restrictions pursuant to the terms of the Series A Preferred Shares, and we cannot assure you that we will declare or pay dividends on our common shares in the future.*"

Additionally, on November 11, 2024 we entered into (i) an amendment of the investment agreement with the holder of the Series A Preferred Shares, which provided for the conversion of 37,500 Series A Preferred Shares, having a liquidation value of $37.5 million, into common shares, and (ii) a subscription agreement to issue common shares with a value of $12.5 million. The price per share utilized for the share issuances pursuant to the two agreements was $6.40, resulting in the issuance of 7,812,500 common shares in the aggregate. The closing price of our common shares on November 11, 2024, the last completed trading day prior to our announcement of the share issuances was $6.62 per share. We also announced on November 11, 2024 that our quarterly dividend would be reduced to $0.01 per common shares from the $0.05 per common share that we had paid since March 2022.

Further, our ability to raise debt and certain types of equity capital may be constrained by covenants in our existing credit facility. See the Risk Factor "*Our credit agreement contains financial and other covenants, the breach of which could result in acceleration of payment of amounts due under our credit facility*" below. Additional capital raised through the issuance of debt would most likely result in creditors having rights, preferences and privileges senior or otherwise superior to those of our shareholders and may limit our flexibility in operating our business and make it more difficult to obtain capital in the future. Disruptions, uncertainty, or volatility in the capital and credit markets may also limit our access to capital required to operate our business. If we are not able to obtain adequate capital, or obtain it on favorable terms, our business, financial condition and results of operations could be materially adversely affected.

***Our credit agreement contains financial and other covenants, the breach of any of which could result in acceleration of payment of amounts due under our credit facility.***

As of December 31, 2024, we had an outstanding unsecured balance of approximately $185.8 million in the aggregate under our bank credit agreement. The agreement contains certain financial covenants that require us to maintain consolidated net worth in excess of a specified minimum amount and a leverage ratio as of the end of any fiscal quarter not in excess of 0.35 to 1. The agreement contains other covenants which, among other things, require ongoing compliance with applicable insurance regulations and require each of our regulated insurance subsidiaries to maintain ratings from A.M. Best not lower than an A-. Breaches of any of the covenants could result in acceleration of our obligations to repay our outstanding indebtedness under such agreement if we are unable to obtain a waiver or amendment from our lender, and otherwise could impair our ability to borrow funds or result in higher borrowing costs.

***We operate in a highly competitive environment and we may not continue to be able to compete effectively against larger or more well-established business rivals.***

We face competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing and other resources than we do. Some of these competitors also have longer experience and more market recognition than we do in certain lines of business. In addition, it may be difficult or prohibitively expensive for us to implement technology systems and processes that are competitive with the systems and processes of these larger companies.

In particular, competition in the insurance industry is based on many factors, including price of coverage, the general reputation and perceived financial strength of the company, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of our underwriting team in the particular lines of insurance we seek to underwrite. See also "Item 1. Business — Competition."

A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

- An increase in capital-raising by companies in our lines of business, which has resulted in new entrants to our markets and an excess of capital in the industry;

- The deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers for our E&S lines of insurance business; and

- Changing practices facilitated by the Internet may lead to greater competition in the insurance business. Among the possible changes are shifts in the way in which commercial insurance is purchased, which could affect both admitted and E&S lines.

We currently depend largely on the wholesale distribution model for our Excess and Surplus Lines segment's premiums. If the wholesale distribution model were to be significantly altered by changes in the way E&S lines risks are marketed, including, without limitation, through use of the internet, it could have a material adverse effect on our premiums, underwriting results and profits.

There is no assurance that we will be able to continue to compete successfully in the insurance market. Increased competition in the market could result in a change in the supply and/or demand for insurance, affect our ability to price our products at risk-adequate rates, affect our ability to retain business with existing customers, or underwrite new business on favorable terms. If this increased competition so limits our ability to transact business, our operating results could be materially adversely affected.

***If we are unable to keep pace with the technological advancements in the insurance industry, our ability to compete effectively could be impaired.***

We are committed to developing and maintaining information technology systems and data analytics that will allow our insurance subsidiaries to compete effectively. There can be no assurance that the development of current technology or data analytics for future use will not result in our being competitively disadvantaged, especially with those carriers that have greater resources. If we are unable to keep pace with the advancements being made in technology and data analytics (including the use of artificial intelligence to create efficiencies in the conduct of our business), our ability to compete with other insurance companies who have advanced technological or data analytics capabilities will be negatively affected. Further, if we are unable to effectively execute and update or replace our key legacy technology systems as they become obsolete or as emerging technology renders them competitively inefficient, our competitive position and our cost structure could be adversely affected.

***If actual renewals of our existing contracts do not meet expectations, our premiums written in future years and our future results of operations could be materially adversely affected.***

Most of our contracts are written for a one-year term. In our financial forecasting process, we make assumptions about the renewal of our prior year's contracts. The insurance industry has historically been a cyclical business with intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write a renewal (including in connection with the early termination of insurance policies), our premiums written in future years and our future operations could be materially adversely affected.

*We may change our underwriting guidelines or our strategy without shareholder approval.*

Our management has the authority to change our underwriting guidelines or our strategy without notice to our shareholders and without shareholder approval. As a result, we may make fundamental changes to our operations without shareholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in the section titled "Item 1. Business" or elsewhere in this Annual Report.

*If California, Ohio or any other state in which our insurance companies are admitted significantly increases the assessments our insurance companies are required to pay, our financial condition and results of operations will suffer.*

Our insurance companies are subject to assessments in California (the domiciliary state for Falls Lake Fire and Casualty), Ohio (the domiciliary state for James River Insurance, James River Casualty, Stonewood Insurance and Falls Lake National) and other states in which our insurance companies may be admitted, for various purposes, including the provision of funds necessary to fund the operations of the various insurance departments and the state funds that pay covered claims under certain policies written by impaired, insolvent or failed insurance companies. These assessments are generally set based on an insurer's percentage of the total premiums written in the insurer's state within a particular line of business. As our insurance subsidiaries grow, our share of any assessments may increase. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could result in higher than expected operating expenses and have a material adverse effect on our financial condition or results of operations.

*Our use of third-party claims administrators in certain lines of business may result in higher losses and loss adjustment expenses.*

Historically, our Excess and Surplus Lines and Specialty Admitted Insurance segments handled all claims using employed staff. As we have entered new lines of business, we now use third-party claims administrators and contract employees to administer claims subject to the supervision of our employed staff. It is possible that these contract employees and third-party claims administrators may achieve less desirable results on claims than has historically been the case for our internal staff, which could result in significantly higher losses and loss adjustment expenses in those lines of business.

**Risks Related to Taxation**

*Changes in tax law may have a significant impact on the Company.*

In recent years, the Organization for Economic Co-operation and Development ("OECD"), with the support of the G20, has developed proposals to address perceived base erosion and profit shifting ("BEPS"). BEPS generally refers to tax planning strategies that exploit gaps and mismatches in tax rules to artificially shift profits to locations with low or no tax and little or no economic activity, for the purpose of reducing a multinational group's aggregate tax liability. In 2021, the OECD/G20 Inclusive Framework on BEPS published a statement updating and finalizing the key components of a "two pillar" plan for global tax reform, as agreed among a number of countries across the globe. Pillar I addresses tax nexus and the allocation of profits for tax purposes. Under Pillar II, a global minimum tax at the rate of 15% would be imposed on certain companies whose revenues exceed a threshold. In December 2022, the member states of the European Union unanimously voted to adopt the OECD's minimum tax rules and phase them into national law, and in February 2023 the OECD released technical guidance on the global minimum tax which was agreed by consensus of the BEPS 2.0 (Pillars I and II) signatory jurisdictions. Under the European Union's minimum tax directive, member states are to adopt domestic legislation implementing the minimum tax rules effective for periods beginning on or after December 31, 2023, with the "under-taxed profit rule" to take effect for periods beginning on or after December 31, 2024. Legislatures in multiple countries outside of the European Union have also drafted legislation to implement the OECD's minimum tax proposal. As a result of these developments, the tax laws of certain countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes, including the adoption of the global minimum tax rules, could subject us to additional taxes and costs for tax compliance.

More broadly, our tax positions could be materially adversely affected by several factors, including: new or changing tax laws both domestically and internationally, including regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration by the international community, the practices of tax authorities in jurisdictions in which we operate, and the resolution of issues arising from tax audits, examinations or assessments and any related interest or penalties. We are currently unable to predict whether such changes or events will occur and, if so, the ultimate impact on our business.

***The Company and James River Group Holdings UK Limited may be subject to U.S. federal income taxation.***

The Company is incorporated under the laws of Bermuda and James River UK is incorporated under the laws of England and Wales. JRG Re was incorporated under the laws of Bermuda prior to its sale by the Company. In general, a corporation organized under the laws of a foreign country or U.S. possession is subject to U.S. federal income tax on its net income only if it is considered as engaged in a U.S. trade or business. We believe that the activities of each of the Company's non-U.S. holding companies and the historic activities of JRG Re, prior to its disposition, as contemplated, will not cause them to be treated as engaging in a U.S. trade or business and as such, will not be subject to current U.S. federal income taxation on their net income. However, there are no definitive standards provided by the Internal Revenue Code of 1986, as amended (the "Code"), regulations or court decisions as to the specific activities that constitute being engaged in the conduct of a trade or business within the United States, and any such determination is essentially factual in nature and must be made annually. The IRS could assert that (1) our non-U.S. holding companies are engaged in a trade or business in the United States or, under the applicable income tax treaty, are engaged in a trade or business in the United States through a permanent establishment, and thus are subject to current U.S. federal income taxation, or (2) JRG Re, prior to its disposition, was engaged in a trade or business in the United States or, under the applicable income tax treaty, was engaged in a trade or business in the United States through a permanent establishment, and thus was subject to current U.S. federal income taxation. If our non-U.S. holding companies or JRG Re, prior to its disposition, were deemed to be engaged in a trade or business in the United States (or, under the applicable income tax treaty, were deemed to be so engaged through a permanent establishment), our non-U.S. holding companies or JRG Re, prior to its disposition, as applicable, would become subject to U.S. federal income tax on income "effectively connected" (or treated as effectively connected) with the U.S. trade or business and would become subject to the "branch profits" tax on earnings and profits that are both effectively connected with the U.S. trade or business and deemed repatriated out of the United States. Any such federal tax liability could materially adversely affect our results of operations.

***U.S. tax-exempt organizations who own our shares may recognize unrelated business taxable income.***

A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of any subpart F insurance income we may have is allocated to it. In general, subpart F insurance income will be allocated to a tax-exempt organization owning (or treated as owning) our shares if we are a CFC (as defined below) and it is a U.S. 10% Shareholder (as defined below) or we earn related person insurance income and we satisfy the RPII Test (as defined below). We cannot assure you that U.S. persons holding our shares (directly or indirectly) will not be allocated subpart F insurance income. U.S. tax-exempt organizations should consult their own tax advisors regarding the risk of recognizing unrelated business taxable income due to their ownership of our shares.

***We may become subject to U.S. withholding and information reporting requirements under the Foreign Account Tax Compliance Act ("FATCA") provisions.***

The FATCA provisions of the Code generally impose a 30% withholding tax regime with respect to (i) certain U.S. source income (including interest and dividends) ("withholdable payments") and (ii) "passthru payments" (generally, withholdable payments and payments that are attributable to withholdable payments) made by foreign financial institutions ("FFIs"). Under proposed regulations promulgated by the U.S. Department of the Treasury, on which taxpayers may rely until final regulations are issued, withholdable payments do not include gross proceeds from the sale or other disposition of property that can produce U.S. source interest or dividends. As a general matter, FATCA was designed to require U.S. persons' direct and indirect ownership of certain non-U.S. accounts and non-U.S. entities to be reported to the IRS. The application of the FATCA withholding rules were phased in beginning July 1, 2014, with withholding on foreign passthru payments made by FFIs taking effect after the date of publication of final regulations defining the term foreign passthru payment.

The United States has entered into intergovernmental agreements between the United States and Bermuda and between the United States and the United Kingdom (the "IGAs"), which potentially modify the FATCA withholding regime described above with respect to us and our common shares. There can be no certainty as to whether the Company will be treated as a FFI under FATCA. We strongly urge you to consult your own tax advisor regarding the potential impact of FATCA, the IGAs and any non-U.S. legislation implementing FATCA.

***Changes in U.S. tax laws may be retroactive and could subject us and/or U.S. persons who own our shares to U.S. income taxation.***

Legislative proposals or administrative or judicial developments could result in an increase in the amount of U.S. tax payable by us or by an owner of our shares or reduce the attractiveness of our products. Any such developments could materially adversely affect our results of operations.

Tax laws and interpretations thereof, including with respect to whether a company is engaged in a U.S. trade or business, is a controlled foreign corporation ("CFC"), has related party insurance income, or is a PFIC (as defined in Section 1297(a) of the Code), are subject to change, possibly on a retroactive basis. We are not able to predict if, when or in what form any guidance on such tax laws will be provided and whether such guidance will have a retroactive effect.

***If reinsurance premiums previously paid by our U.S. subsidiaries to our non-U.S. subsidiaries did not historically reflect arm's-length terms, the IRS could seek to recharacterize the payments in a way that is unfavorable to us.***

The IRS is permitted to reallocate or recharacterize income, deductions or certain other items, and to make any other adjustment, to reflect the proper amount, source or character of the taxable income in respect of payments among related parties to reflect an arm's-length transaction. In the past, we have had in place intercompany loans from our U.S. subsidiaries to our parent company and intercompany reinsurance agreements among consolidated entities. We believe the terms of these transactions were appropriate and reflected arm's-length arrangements and are consistent with all applicable rules and regulations. However, if the U.S. Department of the Treasury or the IRS reviews our former intercompany agreements and successfully asserts, under Section 482 or 845 of the Code, that the terms do not reflect arm's-length transactions, we may owe additional tax.

***Reduced tax rates for qualified dividend income may not be available in the future.***

We believe that the dividends paid on our common shares should qualify (and should have historically qualified) as "qualified dividend income" as long as the common shares are listed on a national securities exchange and we are not (and were not) a PFIC. Qualified dividend income received by non-corporate U.S. persons is generally eligible for long-term capital gain rates. There has been proposed legislation before the U.S. Senate and House of Representatives that would exclude shareholders of certain foreign corporations from this advantageous tax treatment. If such legislation were to become law, non-corporate U.S. persons would no longer qualify for the reduced tax rate on the dividends paid by us.

***Our non-U.K. companies may be subject to U.K. tax that may have a material adverse effect on our operating results.***

We intend to operate in such a manner so that none of our companies other than our intermediate holding company incorporated in the United Kingdom, James River UK, should be resident in the U.K. for tax purposes or have a permanent establishment in the U.K. Accordingly, we expect that none of our companies other than James River UK should be subject to U.K. taxation. However, since applicable law and regulations do not conclusively define the activities that constitute conducting business in the U.K. through a permanent establishment, the U.K. HM Revenue & Customs might contend successfully that one or more of our other companies is conducting business in the U.K. through a permanent establishment in the U.K., and therefore such entities could become subject to U.K. taxation.

***U.S. persons who owned our shares prior to January 1, 2025 may be subject to U.S. federal income taxation on our undistributed earnings and may recognize ordinary income upon disposition of shares.***

If we are considered a PFIC for U.S. federal income tax purposes, a U.S. person who owned any of our shares prior to January 1, 2025, could be subject to adverse tax consequences, including becoming subject to a greater tax liability than might otherwise apply and to tax on amounts in advance of when tax would otherwise be imposed, in which case your investment could be materially adversely affected.

The PFIC rules include provisions intended to provide an exception for qualifying insurance corporations ("QIC") engaged in the active conduct of an insurance business. Generally, a QIC is a company (i) that would be subject to tax under special provisions related to insurance companies if the company was a U.S. entity, and (ii) the applicable insurance liabilities of which constitute more than 25% of its total assets as reported on the company's applicable financial statement. On January 15, 2021, the IRS and U.S. Department of the Treasury issued final regulations and proposed regulations that provide guidance regarding the PFIC rules and the QIC exception. More specifically, the complex regulations provide, among other things, clarity on the application of "applicable insurance liabilities" and the "applicable financial statement," as well as the requirements to be engaged in the "active conduct" of an insurance business. The IRS has requested comments on several aspects of the proposed regulations, which are not effective until adopted in final form. It is uncertain when the proposed regulations will be finalized, and whether the provisions of any final or temporary regulations will vary from the proposed regulations.

We believe that we were not a PFIC for U.S. federal income tax purposes while we owned JRG Re, through which we conducted our casualty reinsurance business. Our belief that we were not a PFIC is based, in part, on the fact that we believe that we were a QIC engaged in the active conduct of an insurance business. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. federal income taxation. As a result, we cannot assure you that we, or one of our subsidiaries, will not have been deemed a PFIC by the IRS. If we, or one of our subsidiaries, were considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation.

A non-U.S. corporation generally will be classified as a CFC if U.S. persons, each of whom owns, directly, indirectly, or constructively, at least 10% of the voting power or value of such corporation's stock ("U.S. 10% Shareholders"), own in the aggregate more than 50% of the voting power or value of the stock of such corporation. Tax legislation enacted in 2017 eliminated the prohibition on "downward attribution" from non-U.S. persons to U.S. persons under the CFC constructive ownership rules. As a result, our U.S. subsidiaries were deemed to own all of the stock of our non-U.S. subsidiaries prior to the disposition or dissolution of such non-U.S. subsidiaries (other than James River UK), for purposes of classifying those non-U.S. subsidiaries as CFCs. The legislative history under such tax legislation indicates that this change to the CFC constructive ownership rules was not intended to cause our then non-U.S. subsidiaries to be treated as CFCs with respect to a 10% U.S. Shareholder that is not related (within the meaning of Section 954(d)(3) of the Code) to our U.S. subsidiary. However, it is not clear whether the IRS or a court would interpret the change made by the tax legislation in a manner consistent with such indicated intent.

Under these rules, if a foreign corporation is a CFC, each U.S. 10% Shareholder who owns directly or indirectly shares of the CFC on the last day of the CFC's taxable year must annually include in its taxable income its pro rata share of the CFC's "subpart F income," even if no distributions are made. Subpart F income typically includes "foreign personal holding company income" (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). In general (subject to the special rules applicable to "related person insurance income" described below), for purposes of taking into account insurance income, a foreign insurance company will be treated as a CFC if U.S. 10% Shareholders collectively own more than 25% of the voting power or value of the company's shares at any point during any year. As discussed above, we cannot assure you that we were not previously a CFC. If you are a U.S. person, we strongly urge you to consult your own tax advisor concerning the CFC rules.

*Related Person Insurance Income.* Under proposed regulations, if (i) our gross income attributable to insurance or reinsurance policies pursuant to which the direct or indirect insureds are our direct or indirect U.S. shareholders or persons related to such U.S. shareholders equals or exceeds 20% of our gross insurance income in any taxable year; and (ii) direct or indirect insureds and persons related to such insureds own directly or indirectly 20% or more of the voting power or value of our shares (together, the "RPII Test"), a U.S. person who owned any of our shares directly or indirectly on the last day of such taxable year would most likely be required to include its allocable share of our related person insurance income for such taxable year in its income, even if no distributions are made. We do not believe that the 20% gross insurance income threshold was met while we owned JRG Re. Additionally, certain proposed regulations would expand the scope of related person insurance income for the time in which we owned non-U.S. operating companies to potentially include all of the insurance income of our non-U.S. operating companies earned from reinsuring affiliates if such companies were majority owned (directly, indirectly or by application of certain constructive ownership rules) by U.S. persons. It is not certain whether any of these proposed regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the related person insurance income rules by the IRS, the courts, or otherwise, might have retroactive effect. Consequently, we cannot assure you that a person who was a direct or indirect U.S. shareholder will not be required to include amounts in its income in respect of related person insurance income in any taxable year in which we owned non-U.S. operating companies.

*Dispositions of Our Shares.* If a U.S. shareholder is treated as disposing of shares in a CFC of which it is a U.S. 10% Shareholder, or of shares in a foreign insurance corporation that has related person insurance income and in which U.S. persons collectively own 25% or more of the voting power or value of the company's shares, any gain from the disposition will generally be treated as a dividend to the extent of the U.S. shareholder's portion of the corporation's undistributed earnings and profits, as the case may be, that were accumulated during the period that the U.S. shareholder owned the shares. In addition, the shareholder will be required to comply with certain reporting requirements.

**We may become subject to taxes in Bermuda, which may have a material adverse effect on our results of operations and your investment.**

As discussed above, the OECD is coordinating a global effort to reform certain aspects of the international tax system. This effort included the December 2021 release of model rules for a 15% global minimum tax regime. If these model rules are partially or fully implemented globally, we could be subject to additional taxes and costs for tax compliance.

In response to this initiative, Bermuda introduced the Corporate Income Tax Act 2023 ("CIT Act") which is fully effective for tax years beginning on or after January 1, 2025. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025. Provided that the Company is not part of a multi-national group, it is not currently expected to be subject to tax under the CIT Act and, under current Bermuda law, there is no other income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by the Company.

The Company has obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act of 1966, as amended ("EUTP Act") an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or its shares, debentures or other obligations, until March 31, 2035. The Company could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to the Company. In the event the Company is subject to tax under the CIT Act, this would supersede the assurance received from the Minister of Finance under the EUTP Act.

**Risks Related to Ownership of Our Common Shares**

***The trading price of our common shares has been, and may continue to be, volatile, and you could lose all or part of your investment.***

Volatility in the market price of our common shares may prevent you from being able to sell your common shares at or above the price you paid. The market price for our common shares has, and may continue to, fluctuate significantly for various reasons, including, without limitation:

- our operating and financial performance and prospects;

- our quarterly or annual earnings or earnings estimates, or those of other companies in our industry;

- failure to meet external expectations or management guidance;

- market reaction to adverse loss reserve development, or any entry into a loss portfolio or adverse development cover transaction;

- the loss of one or more individually large clients, and its impact on our growth rate, profitability and financial condition;

- adverse regulatory or rating agency action;

- exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;

- our creditworthiness, financial condition, performance and prospects;

- termination of payment of dividends on our common shares, or payment of a reduced amount of dividends;

- actual or anticipated growth rates relative to our competitors;

- perceptions of the investment opportunity associated with our common shares relative to other investment alternatives;

- speculation by the investment community regarding our business;

- future announcements concerning our business or our competitors' businesses;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- changes in accounting standards, policies, guidance, interpretations or principles;

- market and industry perception of our success, or lack thereof, in pursuing our strategy;

- strategic actions by us or our competitors, such as acquisitions, dispositions, restructurings, significant contracts or joint ventures;

- catastrophes that are perceived by investors as impacting the insurance market in general;

- changes in laws or government regulation, including tax or insurance laws and regulations;

- potential characterization of us as a PFIC for periods prior to the dispositions of JRG Re;

- general market, economic and political conditions;

- changes in conditions or trends in our industry, geographies or customers;

- arrival and departure of key personnel;

- the number of common shares that are publicly traded;

- the offering and issuance of common shares or other securities by us, sales of common shares by our directors or executive officers, or sales of a significant number of common shares issued upon conversion of additional Series A Preferred Shares; and

- adverse resolution of litigation against us.

In addition, stock markets, including the NASDAQ Stock Market (the market on which our common shares are traded), have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities issued by many companies, including companies in our industry. In the past, some companies that have had volatile market prices for their securities have been subject to class action or derivative lawsuits. The Company had such a lawsuit filed against it following our May 2021 equity offering and another regarding the restatement of our financial statements in November 2023. The filing of these lawsuits against us, or any future filings of a lawsuit against us, regardless of the outcome, could have a negative effect on our business, as it could result in substantial legal costs and a diversion of management's attention and resources. See "Item 3. Legal Proceedings" for more information.

As a result of the factors described above, shareholders may not be able to resell their common shares at or above their purchase price or may not be able to resell them at all. These market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

***We are involved in disputes relating to the Stock Purchase Agreement and the sale of JRG Re to Fleming, which closed on April 16, 2024. An adverse outcome to these matters may have a material adverse effect on our financial position.***

In accordance with the Stock Purchase Agreement, the cash portion of the purchase price (the "Closing Date Purchase Price") received by the Company for the sale of JRG Re on April 16, 2024 (the "Closing Date") was calculated based on an estimated closing statement, which in turn was based on an estimated balance sheet of JRG Re. Under the Stock Purchase Agreement, the estimated closing statement is subject to a post-closing adjustment process between the Company and Fleming to produce a final closing statement based on a final balance sheet of JRG Re as of the Closing Date.

Fleming delivered a closing statement to the Company, and pursuant to the procedures in the Stock Purchase Agreement, the Company has given notice of its disagreement with Fleming's closing statement. In its notice of disagreement, the Company (i) agreed with an $11.4 million downward adjustment to the Closing Date Purchase Price due to the losses recorded on JRG Re's operations between the date of the balance sheet used to produce the estimated closing statement and the Closing Date, which downward adjustment was included in "Other Liabilities" on the Company's Balance Sheet at September 30, 2024 (and was paid to Fleming on October 18, 2024), and (ii) disputed $54.1 million in aggregate downward adjustments to the Closing Date Purchase Price claimed by Fleming, which the Company believes are unsupported by the facts known to the Company and the terms of the Stock Purchase Agreement. The Stock Purchase Agreement provides procedures for resolving disputes between the parties regarding the closing statement and it is possible that the resolution of these disputes could result in a significant reduction to the amount of the purchase price beyond the $11.4 million downward adjustment already paid by the Company to Fleming.

As described in the Risk Factor below "*Litigation and legal proceedings against us or our subsidiaries could have a material adverse effect on our business, financial condition and/or results of operations*," we are involved in litigation with Fleming regarding the Stock Purchase Agreement and related matters. The outcome of the disputes over the post-closing adjustment and the litigation with Fleming cannot be predicted and, if determined adversely, could require us to repay a significant portion of the purchase price paid by Fleming on the Closing Date, as well as significant damage amounts, which could have a material adverse effect on our financial position.

***Litigation and legal proceedings against us or our subsidiaries could have a material adverse effect on our business, financial condition and/or results of operations.***

We or our subsidiaries are or may be named as defendants in various legal actions, including commercial matters and litigation regarding insurance claims which arise in the ordinary course of business. In addition, the Company is involved from time to time in legal actions which seek extra-contractual damages, punitive damages or penalties, including claims alleging bad faith in handling of insurance claims. See "Item 3. Legal Proceedings" for more information.

We believe that the outcome of these matters and other presently pending matters, individually and in the aggregate, are not reasonably likely to have a material adverse effect on our consolidated financial position. However, the outcomes of lawsuits cannot be predicted and, if determined adversely, could require us to pay significant damage amounts or to change aspects of our operations, which could have a material adverse effect on our financial results.

***In the future we may identify material weaknesses or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations. The occurrence of any such event may have a material adverse effect on our business and common share price.***

In November 2023, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. While the material weakness has since been remediated, it is possible that additional material weaknesses may be identified.

If we discover additional weaknesses in our system of internal financial and accounting controls and procedures, our consolidated financial statements may contain material misstatements, and we could be required to restate our financial results. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Any failure to implement and maintain effective internal control over financial reporting could cause investors to lose confidence in our reported financial and other information, adversely impact our stock price, cause us to incur increased costs to remediate any deficiencies, and attract regulatory scrutiny or additional lawsuits that could be costly to resolve and distract management's attention, limit our ability to access the capital markets or cause our stock to be delisted from The Nasdaq Global Select Market. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

***The holders of the Series A Convertible Preferred Shares are entitled to vote up to 9.9% of the aggregate voting power of our then-outstanding common shares on an as converted basis or of the outstanding voting securities of the Company, and have rights to approve certain actions, which may allow such holders to exercise significant influence over matters requiring shareholder approval. Additionally, GPC Partners may exercise influence over us through their ability to designate a nominee for election to our board of directors.***

The holders of the Series A Preferred Shares are entitled to vote up to 9.9% of the aggregate voting power of the then-outstanding common shares on an as converted basis or of the outstanding voting securities of the Company with the holders of our common shares on all matters submitted for a vote of holders of common shares (voting together as one class). As a result, such holders may be able to exercise significant influence over all matters requiring shareholder approval.

Pursuant to the Investment Agreement dated February 24, 2022, as amended on November 11, 2024 (as so amended, the "Investment Agreement") by and between the Company and GPC Partners Investments (Thames) LP ("GPC Partners"), an affiliate of Gallatin Point Capital LLC, GPC Partners has the right to designate one candidate for nomination for election to our board of directors for so long as GPC Partners and its Permitted Transferees (as defined in the Investment Agreement) continue to beneficially own Series A Preferred Shares and/or common shares issued or issuable upon conversion of such Series A Preferred Shares that represent in the aggregate at least 50% of the number of common shares beneficially owned by the Investors, on an as-converted basis, as of the issuance date of the Series A Preferred Shares. Notwithstanding the fact that all directors are subject to fiduciary duties to us and to applicable law, the interests of the director designated by GPC Partners for nomination may differ from the interests of our security holders as a whole or of our other directors.

Additionally, holders of the Series A Preferred Shares are entitled to a separate class vote with respect to amendments to the Company's organizational documents that have an adverse effect on the Series A

Preferred Shares, including authorizations or issuances by the Company of securities that are senior to or pari passu with the Series A Preferred Shares, increases or decreases in the number of authorized Series A Preferred Shares, or the issuance of any additional Series A Preferred Shares other than in payment of dividends on the outstanding Series A Preferred Shares.

As a result, the holders of the Series A Preferred Shares may have the ability to influence the outcome of certain matters affecting our governance and capitalization.

***The conversion of the Series A Preferred Shares into common shares would dilute the ownership of common shareholders and could adversely affect the market price of our common shares.***

The conversion of our Series A Preferred Shares into common shares or payment of dividends on the Series A Preferred Shares in common shares would dilute the ownership interest of existing holders of our common shares. On November 11, 2024, pursuant to an amendment to the Investment Agreement, we converted 37,500 Series A Preferred Shares with a liquidation value of $37.5 million, into 5,859,375 common shares. Any sale of these common shares, or additional common shares obtained following conversion of the Series A Preferred Shares or payment of dividends on the Series A Preferred Shares in common shares, would increase the number of common shares available for public trading, and may adversely affect prevailing market prices of our common shares.

***The Series A Preferred Shares have rights, preferences and privileges that are not held by, and are preferential to the rights of, our common shareholders, which could adversely affect our liquidity and financial condition.***

The holders of our Series A Preferred Shares have the right to receive a payment on account of the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company before any payment may be made to holders of any other class or series of capital shares. In addition, dividends on the Series A Preferred Shares accrue and are cumulative at the initial rate of 7.0% of the $1,000 per share liquidation preference per annum, paid in cash, in-kind in common shares or in Series A Preferred Shares, at our election. Pursuant to the Amended and Restated Certificate of Designation pertaining to the Series A Preferred Shares, on October 1, 2029, and each five-year anniversary thereafter, the dividend rate on the liquidation preference will reset to a rate equal to the five-year U.S. treasury rate (calculated as set forth in the Certificate of Designations designating the Series A Preferred Shares (the "Certificate of Designations")) plus 5.2%, up to a maximum dividend rate of 8.0%.

The holders of the Series A Preferred Shares also have certain repurchase rights. Upon prior written notice of certain change of control events (a "Fundamental Change"), each holder of outstanding Series A Preferred Shares may, at its election, (i) effective as of immediately prior to the Fundamental Change, convert all or a portion of its Series A Preferred Shares into common shares, or (ii) require the Company to repurchase any or all of such holder's Series A Preferred Shares in cash at a purchase price per Series A Preferred Share equal to the liquidation preference of such Series A Preferred Share plus accrued and unpaid dividends.

These dividend and share repurchase obligations could impact our liquidity and reduce the amount of cash flows available for working capital, capital expenditures, growth opportunities, acquisitions and other general corporate purposes, as well as for the payment of dividends to our common shareholders. Our obligations to the holders of the Series A Preferred Shares could also limit our ability to obtain additional financing, which could have an adverse effect on our financial condition. The preferential rights could also result in divergent interests between the holders of the Series A Preferred Shares and common shareholders.

***Our bye-laws permit non-employee members of our board of directors and their affiliates to compete with us, which may result in conflicts of interest.***

Our bye-laws provide that members of our board of directors (other than those who are our officers, managers or employees) and their affiliates do not have any duty to (i) communicate or present to the Company any investment or business opportunity or prospective transaction or arrangement in which the Company may have any interest or expectancy or (ii) refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our bye-laws will not restrict our non-employee directors, or their affiliates from acquiring and holding interests in businesses that compete directly or indirectly with us. Our non-employee directors and their affiliates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if we are unable to pursue attractive corporate opportunities because they are allocated by our non-employee directors to themselves or their affiliates instead of being presented to us.

***The amount of dividends that we may pay to our common shareholders is subject to restrictions pursuant to the terms of the Series A Preferred Shares, and we cannot assure you that we will declare or pay dividends on our common shares in the future.***

The Certificate of Designations limits our ability to pay dividends to our shareholders. If we pay cash dividends of more than $0.05 per common share per quarter, without the consent of at least the majority of the Series A Preferred Shares then outstanding, we will be required to reduce the conversion price of the Series A Preferred Shares. Additionally, the payment of cash dividends in excess of $0.10 per common share per quarter is not permitted if the dividends on the Series A Preferred Shares for that quarter are not paid in cash, unless the Company's U.S.-based insurance subsidiaries satisfy certain capital requirements. Share dividends payable on the common shares also trigger a reduction of the conversion price applicable to the Series A Preferred Shares.

Additionally, the declaration, payment and amount of dividends is further subject to the discretion of our board of directors. Our board of directors may take into account a variety of factors when determining whether to declare any dividends, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and collateral and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, in addition to those related to our Series A Preferred Shares, (5) the effect of a dividend or dividends upon our financial strength ratings and (6) any other factors that our board of directors deems relevant. See also "Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases Of Equity Securities — Dividends." We cannot assure you that we will continue to pay dividends in the future, or that the amount of any such dividend will not decline from prior dividends we have paid.

***We depend upon dividends and distributions from our subsidiaries, and we may be unable to distribute dividends to our shareholders to the extent we do not receive dividends from our subsidiaries.***

We are a holding company that has no substantial operations of our own. Accordingly, we rely primarily on cash dividends or distributions from our operating subsidiaries to pay our operating expenses and any dividends that we may pay to shareholders. The payment of dividends by our insurance subsidiaries is limited under the laws and regulations of the applicable domicile. These regulations stipulate the maximum amount of annual dividends or other distributions available to shareholders without prior approval of the relevant regulatory authorities. As a result of such regulations, we may not be able to pay our operating expenses as they become due and our payment of future dividends to shareholders may be limited.

The payment of dividends by our subsidiaries to us is limited by statute. In general, the laws and regulations applicable to our U.S. insurance subsidiaries limit the aggregate amount of dividends or other distributions that they may declare or pay within any 12 month period without advance regulatory approval. In Ohio, the domiciliary state of Falls Lake National, Stonewood Insurance, James River Insurance and James River Casualty, this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of earned surplus of each of the companies, without obtaining regulatory approval. In California, the domiciliary state of Falls Lake Fire and Casualty, this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of unassigned surplus without obtaining regulatory approval. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. See "Item 1. Business — U.S. Insurance Regulation — State Regulation" for more information. In addition, dividends paid by our U.S. subsidiaries to our U.K. holding company are subject to a 5% withholding tax by the IRS. Under U.K. domestic law, no withholding tax is applied to dividends paid by U.K. tax resident companies.

The inability of our subsidiaries to pay dividends or make distributions to us, including as a result of regulatory or other restrictions or capital needs, may prevent us from paying our expenses or paying dividends to our shareholders.

***Dividends paid by our U.S. subsidiaries to James River UK may not be eligible for benefits under the U.S.-U.K. income tax treaty.***

Under U.S. federal income tax law, dividends paid by a U.S. corporation to a non-U.S. shareholder are generally subject to a 30% withholding tax, unless reduced by treaty. The income tax treaty between the United Kingdom and the United States (the "U.K. Treaty") reduces the rate of withholding tax on certain dividends to 5%. Were the IRS to contend successfully that James River UK is not eligible for benefits under the U.K. Treaty, any dividends paid by James River Group, our U.S. holding company, to James River UK would be subject to the 30% withholding tax. Such a result would substantially reduce the amount of dividends that our shareholder may receive.

***If securities or industry analysts do not continue to publish research or publish misleading or unfavorable research about our business, our common share price and trading volume could decline.***

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about our business. If one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.

***Future sales of our common shares, or the possibility of such sales, may cause the trading price of our common shares to decline and could impair our ability to raise capital through subsequent equity offerings.***

Future sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline and impair our ability to raise capital through the sale of additional shares.

In the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our common shares to decline.

***Our bye-laws and provisions of Bermuda law may impede or discourage a change of control transaction, which could deprive our investors of the opportunity to receive a premium for their shares.***

Our bye-laws and provisions of Bermuda law to which we are subject contain provisions that could discourage, delay or prevent "change of control" transactions or changes in our board of directors and management that certain shareholders may view as beneficial or advantageous. These provisions include, among others:

- our board of directors has the authority to issue preferred shares without shareholder approval, which could be used to dilute the ownership of a potential hostile acquirer;

- our shareholders may only remove directors for cause; and

- there are advance notice requirements for shareholders with respect to director nominations and actions to be taken at annual meetings.

The foregoing factors could impede a merger, takeover or other business combination, which could reduce the market value of our shares.

*We may repurchase your common shares without your consent.*

Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us, our subsidiaries or our shareholders, if our board of directors reasonably determines, in good faith, that failure to exercise this option would result in such adverse consequences or treatment.

*Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our shares.*

We are organized under the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or willful misconduct. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

*There are regulatory limitations on the ownership and transfer of our common shares.*

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 and the Exchange Control Act 1972 and related regulations of Bermuda, which regulate the sale of securities in Bermuda. In addition, the permission of the BMA is required under the provisions of the Exchange Control Act 1972 and related regulations for all issuances and transfers of shares of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005 has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any "equity securities" of such company are listed on an appointed stock exchange, which includes the NASDAQ Stock Market. This general permission will apply to our common shares, but would cease to apply if we were to cease to be listed on the NASDAQ Stock Market.

In connection with the IPO, we received consent from the BMA to issue and transfer freely any of our shares, options, warrants, depository receipts, rights loan notes, debt instruments or other securities to and among persons who are either residents or non-residents of Bermuda for exchange control purposes.

Except in connection with the settlement of trades or transactions entered into through the facilities of the NASDAQ Stock Market, our board of directors may generally require any shareholder or any person proposing to acquire our common shares to provide the information required under our bye-laws. If any such shareholder or proposed acquiror does not provide such information, or if our board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, our board of directors may decline to register any transfer or to effect any issuance or purchase of our common shares to which such request is related.

In addition, the insurance holding company laws and regulations of the states in which our insurance companies are domiciled generally require that, before a person can acquire direct or indirect control of an insurer domiciled in the state, and in some cases prior to divesting its control, prior written approval must be obtained from the insurer's domiciliary state insurance regulator. These laws may discourage potential acquisition proposals and may delay, deter or prevent an investment in or a change of control involving us, or one or more of our regulated subsidiaries, including transactions that our management and some or all of shareholders might consider desirable. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10% or more of the voting securities of that reinsurer or insurer. Indirect ownership includes ownership of the Company's common shares.

## General Risk Factors

***We rely on our systems and employees, and those of certain third-party vendors and service providers in conducting our operations, and certain failures, including internal or external fraud, operational errors, systems malfunctions, or cyber-security incidents, could materially adversely affect our operations.***

We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical and recordkeeping errors and computer or telecommunications systems malfunctions. Our business depends on our ability to process a large number of increasingly complex transactions. If any of our operational, accounting, or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. Similarly, we depend on our employees and could be materially adversely affected if one or more of our employees causes a significant operational breakdown or failure, either as a result of human error, intentional sabotage or fraudulent manipulation of our operations or systems.

Third parties with whom we do business, including vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including from breakdowns, failures, or capacity constraints of their own systems or employees. Any of these occurrences could diminish our ability to operate our business, or cause financial loss, potential liability to insureds, inability to secure insurance, reputational damage or regulatory intervention, which could materially adversely affect us.

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we seek to protect our intellectual property rights, third parties may infringe or misappropriate intellectual property. We may have to litigate to enforce and protect intellectual property and to determine its scope, validity or enforceability, which could divert significant resources and prove unsuccessful.

We may be subject to claims by third parties for patent, trademark or copyright infringement or breach of usage rights. Any such claims and any resulting litigation could result in significant expense and liability. If third party providers or we are found to have infringed a third party intellectual property rights, either of us could be enjoined from providing certain products or services or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into costly licensing arrangements with third parties or implement a costly work-around. Any of these scenarios could have a material effect on our business or results of operations.

We rely on multiple proprietary operating systems as well as operating systems of third-party providers to issue policies, pay claims, run modeling functions and complete various internal processes. We may be subject to disruptions of such operating systems arising from events that are wholly or partially beyond our control, which may include, for example, electrical or telecommunications outages, natural or man-made disasters, such as earthquakes, hurricanes, floods or tornados, or events arising from criminal or terrorist acts. Such disruptions may give rise to losses in service to insureds and loss or liability to us. In addition, there is the risk that our controls and procedures as well as our business continuity, disaster recovery and data security systems prove to be inadequate. The computer systems and network systems we and others use could be vulnerable to unforeseen problems. These problems may arise in both our internally developed systems and the systems of third-party service providers. In addition, our computer systems and network infrastructure present security risks and could be susceptible to hacking, computer viruses, data breaches, or ransomware attacks. Any such failure or security incident could affect our operations and could materially adversely affect our results of operations by requiring us to expend significant resources to correct the defect or incident, as well as by exposing us to litigation or losses not covered by insurance. Although we have disaster recovery plans and other safeguards in place, our business operations may be materially adversely affected by significant and widespread disruption to our physical infrastructure or operating systems and those of third-party service providers that support our business.

Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. Our technologies, systems and networks may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our insureds', reinsureds' or claimants' confidential, proprietary and other information, or otherwise disrupt our or our insureds', reinsureds', claimants' or other third parties' business operations, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure and the loss of customers. This risk may be heightened as a result of the current remote and hybrid work environment. Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future. While we make efforts to maintain the security and integrity of our information technology networks and related systems, and we have implemented various measures and an incident response protocol to manage the risk of, or respond to, a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. In addition, our results of operations could be materially adversely affected if one of our business partners, such as brokers, general agents, third party claims administrators or vendors, experiences disruptions to their operating systems and/or a cybersecurity breach, as such disruption or breach could reduce submission flow, policy issuance, claims settlement, and/or make us more vulnerable to a cybersecurity breach ourselves. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats and the outsourcing of some of our business operations. As a result, cyber-security and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Disruptions or failures in the physical infrastructure or operating systems that support our business and customers, or cyber-attacks or security breaches of the networks, systems or devices that our customers use to access our products and services could result in customer attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect our financial condition or results of operations.

*Our operating results have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.*

Our operating results are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency of occurrence or severity of catastrophic or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected renewal rates of our existing policies and contracts, adverse investment performance and the cost of reinsurance and retrocessional coverage.

In particular, we seek to underwrite products and make investments to achieve favorable returns on tangible equity over the long term. In addition, our opportunistic nature and focus on long-term growth in tangible equity may result in fluctuations in total premiums written from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

### *We may not be able to manage our growth or other changes effectively.*

We intend to continue to grow our excess and surplus business, may attempt to enter new business lines, and may also face changes from market, legal or regulatory developments. Such growth, new business lines, and changes could require additional capital, systems development and skilled personnel. We cannot assure you that we will be able to meet our capital needs, expand and maintain our systems and our internal controls effectively, allocate our human resources optimally, identify and hire qualified employees or incorporate effectively the components of any businesses we may acquire in our effort to achieve growth. The failure to manage our growth and other changes effectively could have a material adverse effect on our business, financial condition and results of operations.

### *Changes in accounting practices and future pronouncements may materially affect our reported financial results.*

Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, shareholders' equity and other relevant financial statement line items.

Further, our insurance subsidiaries are required to comply with statutory accounting principles ("SAP"). SAP and various components of SAP (such as actuarial reserving methodology) are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. At any given point in time, various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations in the United States. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.

In addition, the NAIC Accounting Practices and Procedures manual provides that state insurance departments may permit insurance companies domiciled in their jurisdiction to depart from SAP by granting them permitted accounting practices. We cannot predict whether or when the insurance departments of the states of domicile of our competitors may permit them to utilize advantageous accounting practices that depart from SAP, the use of which may not be permitted by the insurance departments of the states of domicile of our insurance subsidiaries. Further, we cannot assure that future changes to SAP or components of SAP or the grant of permitted accounting practices to our competitors will not have a negative impact on us.

### Item 1B.    UNRESOLVED STAFF COMMENTS

Not applicable.

### Item 1C.    CYBERSECURITY

The Company utilizes widely-recognized frameworks based on practices believed to be effective for managing cybersecurity risk, including the development of an organizational understanding of systems, assets, data and capabilities, and the development and implementation of safeguards and processes designed to ensure delivery of services and to detect, respond to and recover from cybersecurity events. Significant time and resources are devoted to the protection of the Company's systems and data, including the staffing of an experienced internal cybersecurity team, the use of a variety of preventative, detective and recovery tools, and engagement with external service providers to bolster the Company's cyber defense and response capabilities. Our Chief Information Officer (CIO) has more than 30 years of information technology and cybersecurity experience and our Chief Information Security Officer (CISO) has more than 15 years of direct cybersecurity experience. In addition, the Company's Internal Audit team includes members with information technology and cybersecurity expertise and training.

In the last three fiscal years, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. The Company maintains cyber liability insurance coverage to minimize any potential financial impacts from cybersecurity incidents that may occur.

*Board Oversight*

The Company's Board of Directors provides oversight of the Company's cybersecurity risks through its Audit Committee. Three of the eight members of the Board of Directors, all Audit Committee members, possess skills related to information technology and cybersecurity. The Audit Committee reviews the Internal Audit team's cyber-related control audits to confirm that cyber risks are being appropriately managed and also reviews a periodic report produced by the CIO and CISO on the performance of the Company's cybersecurity program. In addition, the CIO and CISO present a comprehensive cybersecurity update to the full Board of Directors on at least an annual basis.

*Risk Identification & Mitigation*

Cyber risk is incorporated into the Company's larger enterprise risk management practices, which include efforts to identify, assess, rank, treat, monitor and review risks. Cyber risks are assessed no less than annually by the CIO and CISO. Significant findings from these internal assessments are presented to management for incorporation into the enterprise risk management framework, and appropriate measures to mitigate and monitor the identified risks are developed and implemented. Strategic and emergent cyber-related efforts are shared with the wider information technology team and other stakeholders within the business for both informational and execution purposes.

The Company assesses and monitors third-party risks and closely tracks cyber threats such as ransomware and emergent web-based vulnerabilities. A variety of controls exist to minimize the impact of these risks and ensure each is managed within organizational tolerances, which controls are monitored by management for effectiveness. In addition, James River's Information Security Office conducts cybersecurity risk reviews on new and existing third-party vendors and business partners, which are presented to management so that either appropriate risk mitigation controls can be established with respect to such third-party or the Company can avoid engaging with such third-party if they are deemed to present an unacceptable level of risk.

Independent cybersecurity testing is performed by outside parties on at least an annual basis to identify opportunities for cyber control strengthening in the face of applicable threats. The results of these evaluations are reviewed and prioritized by the CIO and CISO based on their applicability and urgency to address gaps and drive continuous improvement. These findings, along with resultant enhancement and remediation efforts, are communicated with the Company's Board of Directors.

*Training*

The Information Security Office conducts company-wide cybersecurity training, including through an annually required course of online training modules and a continuous email phishing test campaign. In addition, the CISO leads periodic cybersecurity tabletop exercises with company leadership to continually improve the organization's preparedness for cyber incidents. These exercises consider real-world events that could impact the business and seek to fine-tune response activities in an effort to minimize future cybersecurity incident impacts.

See Item 1A. Risk Factors — General Risk Factors "*We rely on our systems and employees, and those of certain third-party vendors and service providers in conducting our operations, and certain failures, including internal or external fraud, operational errors, systems malfunctions, or cyber-security incidents, could materially adversely affect our operations*" for additional discussion.

**Item 2. PROPERTIES**

We lease co-working office space in Bermuda, where our principal executive office is located. We also lease offices in (1) Chapel Hill, North Carolina, where our U.S. holding company, James River Group is based, (2) Raleigh, North Carolina, where we conduct business in our Specialty Admitted Insurance segment and (3) Richmond, Virginia; Scottsdale, Arizona; and Atlanta, Georgia for the conduct of business in our Excess and Surplus Lines segment. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed.

**Item 3. LEGAL PROCEEDINGS**

We are involved in various legal proceedings, including commercial matters and litigation regarding insurance claims which arise in the ordinary course of business. In addition, the Company is involved from time to time in legal actions which seek extra-contractual damages, punitive damages or penalties, including claims alleging bad faith in the handling of insurance claims. We believe that the outcome of such matters, individually and in the aggregate, is not reasonably likely to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

On November 13, 2023, a purported class action lawsuit was filed in the U.S. District Court, Southern District of New York, on behalf of Paul Glantz against James River Group Holdings, Ltd. and certain of its officers, asserting claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On January 12, 2024, both Mr. Glantz and Madhav Ghimire, another individual shareholder, filed an application with the court for appointment as lead plaintiff, and on January 26, 2024 Mr. Glantz filed a notice of non-opposition to Mr. Ghimire's competing motion for appointment as lead plaintiff. On March 25, 2024 the court entered an order appointing Mr. Ghimire as lead plaintiff. On May 24, 2024, plaintiff filed its consolidated amended complaint alleging that he acquired the Company's common stock at artificially inflated pricing between May 2, 2023 and November 7, 2023, inclusive, that the Company knew and/or recklessly disregarded that it had improperly accounted for reinsurance premiums and did not have effective internal control over financial reporting, and that as a result, he suffered unspecified damages, and seeking unspecified damages, costs, attorneys' fees and such other relief as the court may deem proper. On July 23, 2024 the Company filed a motion to dismiss the consolidated amended complaint. On September 6, 2024, the plaintiff filed its Opposition to Motion to Dismiss and on October 8, 2024, the Company filed its Reply to the plaintiff's Opposition to Motion to Dismiss. On January 23, 2025 the court granted the Company's Motion to Dismiss with prejudice.

On March 11, 2024, the Company filed a complaint in the Supreme Court of the State of New York, New York County, Commercial Division against Fleming Intermediate Holdings LLC ("Fleming"), a Cayman Islands limited liability company, relating to the previously announced Stock Purchase Agreement, dated as of November 8, 2023 (the "Stock Purchase Agreement"), pursuant to which Fleming agreed to purchase all of the outstanding common shares of JRG Re (the "Transaction"). The complaint alleges that Fleming breached the Stock Purchase Agreement by its refusal to close the Transaction on March 1, 2024 as required under the terms of the Stock Purchase Agreement, and seeks specific performance of Fleming's obligation to complete the Transaction and an award of damages. The Company subsequently filed a motion for preliminary injunction to require Fleming to fulfill its contractual obligation to close the Transaction, and on April 6, 2024 the Court granted the Company's motion and ordered Fleming to complete the Transaction on or prior to April 16, 2024. On April 8, 2024, Fleming filed a notice of appeal of the preliminary injunction, which Fleming withdrew on October 9, 2024. The Transaction closed on April 16, 2024. On April 19, 2024, Fleming filed a motion to dismiss the complaint. On May 9, 2024, the Company filed an amended complaint seeking, among other things, specific performance and damages suffered as a result of Fleming's breach of the Stock Purchase Agreement. On June 6, 2024, Fleming filed a motion to dismiss the amended complaint, on July 3, 2024 the Company filed an opposition to the motion to dismiss, on July 24, 2024 Fleming filed its reply to the opposition, and on October 29, 2024 the court heard oral argument on the motion to dismiss.

On July 15, 2024, Fleming filed a lawsuit in the U.S. District Court, Southern District of New York against James River Group Holdings, Ltd. and certain of its officers, asserting claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, common law fraud, and breaches of contract, and seeking unspecified monetary damages, including compensatory, consequential and punitive damages, all associated with Fleming's purchase of JRG Re pursuant to the Stock Purchase Agreement. On July 31, 2024, Fleming filed an amended complaint, on September 13, 2024 the Company filed a motion to dismiss the amended complaint, and on October 18, 2024 Fleming filed a second amended complaint. On November 15, 2024, the Company filed a motion to dismiss the second amended complaint, on December 23, 2024 Fleming filed an opposition to the motion to dismiss, and on January 17, 2025 the Company filed its reply to Fleming's opposition. The Company believes that it has substantial defenses and intends to vigorously defend this lawsuit.

**Item 4.   MINE SAFETY DISCLOSURE**

Not applicable.

**Item 5.     MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

**Market Information**

Our common shares began trading on the NASDAQ Global Select Market under the symbol "JRVR" on December 12, 2014. Prior to that time, there was no public market for our common shares. As of February 24, 2025, there were 4 holders of record of our common shares. A substantially greater number of holders of common shares are "street name" or beneficial holders, whose shares of record are held by banks, brokers, and other financial institutions.

**Dividends**

On February 20, 2025, the Board of Directors declared a cash dividend of $0.01 per common share. The dividend is payable on March 31, 2025 to shareholders of record on March 10, 2025. We also paid a cash dividend of $0.01 per common share in the fourth quarter of 2024, preceded by quarterly dividends of $0.05 per common share from 2022 to the third quarter of 2024, and $0.30 per common share from 2017 to the fourth quarter of 2021. As described below, the amount of dividends that we may pay on our common shares is restricted by the terms of our Series A Preferred Shares.

We closed on the issuance and sale of 150,000 Series A Preferred Shares on March 1, 2022. Holders of the Series A Preferred Shares were initially entitled to a dividend at the rate of 7% of the $1,000 per share liquidation preference per annum, paid in cash, in-kind in common shares or in Series A Preferred Shares, at our election. On the five-year anniversary of the Closing Date, and each five-year anniversary thereafter, the dividend rate would reset to a rate equal to the five-year U.S. treasury rate plus 5.2%. On November 11, 2024, the Company amended the Certificate of Designations to, among other things, (i) convert 37,500 of the outstanding Series A Preferred Shares to common shares, (ii) delay the first date on which the dividend rate re-sets from March 1, 2027 to October 1, 2029, and (iii) cap the dividend rate at 8%. Dividends on the Series A Preferred Shares accrue and are payable quarterly.

On February 20, 2025, the Board of Directors declared a quarterly dividend on the Series A Preferred Shares. The dividend of $2.0 million will be payable in cash on March 31, 2025 to shareholders of record on March 15, 2025. For the year ended December 31, 2024, cash dividends of $10.1 million were declared and paid on the Series A Preferred Shares. For the years ended December 31, 2023, and 2022, cash dividends of $10.5 million and $8.8 million were declared, respectively, of which $2.6 million was payable at December 31 of both years.

The Certificate of Designations setting forth the terms of the Series A Preferred Shares limits our ability to pay dividends to our common shareholders. If we pay cash dividends of more than $0.05 per common share per quarter, without the consent of at least the majority of the Series A Preferred Shares then outstanding, we will be required to reduce the conversion price of the Series A Preferred Shares. Additionally, the payment of cash dividends in excess of $0.10 per common share per quarter is not permitted if the dividends on the Series A Preferred Shares for that quarter are not paid in cash, unless the Company's U.S.-based insurance subsidiaries satisfy certain capital requirements.

We are a holding company that has no substantial operations of our own, and we rely primarily on cash dividends or distributions from our subsidiaries to pay our operating expenses and dividends to shareholders. The payment of dividends by our insurance subsidiaries is limited under the laws and regulations of their respective domicile. These regulations stipulate the maximum amount of annual dividends or other distributions available to shareholders without prior approval of the relevant regulatory authorities. Additionally, dividends from our U.S. subsidiaries to our U.K. intermediate holding company are generally subject to a 5% withholding tax by the IRS. Under U.K. domestic law, no withholding tax is applied to dividends paid by U.K. tax resident companies. As a result of such regulations, or a change in applicable tax law, we may not be able to pay our operating expenses as they become due and our payment of future dividends to shareholders may be limited. See "Item 1A. Risk Factors — Risks Related to Ownership of Our Common Shares "— We depend upon dividends and distributions from our subsidiaries, and we may be unable to distribute dividends to our shareholders to the extent we do not receive dividends from our subsidiaries," and "— Dividends paid by our U.S. subsidiaries to James River UK may not be eligible for benefits under the U.S.-U.K. income tax treaty."

Additionally, the declaration, payment and amount of future dividends is further subject to the discretion of our board of directors. Our board of directors will give consideration to various risks and uncertainties, including those discussed under the headings "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report when determining whether to declare and pay dividends, as well as the amount thereof. Our board of directors may take into account a variety of factors when determining whether to declare any future dividends, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and collateral and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, in addition to those relating to our Series A Preferred Shares, (5) the effect of a dividend or dividends upon our financial strength ratings and (6) any other factors that our board of directors deems relevant.

**Performance Graph**

The graph below compares the cumulative 5-Year total shareholder return of our common shares relative to the cumulative total returns of the Russell 2000 index and the S&P 500 Property and Casualty Insurance index. The calculation of cumulative total shareholder return assumes an initial investment of $100 and the reinvestment of all dividends, if any, for the period from December 31, 2019 through December 31, 2024. Such returns are based on historical results and are not intended to suggest future performance.



### COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among James River Group Holdings, Ltd., the Russell 2000 Index,
and the S&P 500 Property & Casualty Insurance Index

— James River Group Holdings, Ltd.    — Russell 2000    — S&P 500 Property & Casualty Insurance

\*    $100 invested on 12/31/19 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

|  | 12/19 | 12/20 | 12/21 | 12/22 | 12/23 | 12/24 |
|---|---|---|---|---|---|---|
| James River Group Holdings, Ltd. | 100.00 | 122.71 | 74.51 | 54.55 | 24.44 | 13.16 |
| Russell 2000 | 100.00 | 119.96 | 137.74 | 109.59 | 128.14 | 142.93 |
| S&P 500 Property & Casualty Insurance | 100.00 | 106.96 | 127.58 | 151.65 | 168.05 | 227.67 |

The performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

**Item 6.    [RESERVED]**

**Item 7.**     **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*The following discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including those described under the heading "Item 1A. Risk Factors." Actual results may differ materially from those contained in any forward-looking statements. You should read this discussion and analysis together with our audited consolidated financial statements and related notes included elsewhere in this Form 10-K.*

**Overview**

James River Group Holdings, Ltd. is a Bermuda-based holding company. We own and operate a group of specialty insurance companies with the objective of generating compelling returns on tangible equity while limiting underwriting and investment volatility. We seek to accomplish this by earning profits from insurance underwriting and generating meaningful risk-adjusted investment returns, while managing our capital.

For the year ended December 31, 2024, approximately 76.2% of our gross written premiums and 88.7% of our net written premiums from continuing operations originated from the U.S. E&S lines market, which we believe puts us among the top three publicly traded insurers as ranked by highest concentrations of E&S risk. We also have a specialty admitted insurance business in the United States. We intend to concentrate substantially all of our underwriting in casualty insurance, and for the year ended December 31, 2024, 96.3% of our gross written premiums from continuing operations were derived from casualty insurance. We focus on writing business in specialty markets where our underwriters have particular expertise and where we have long-standing distribution relationships; maintaining a strong balance sheet with appropriate reserves; monitoring reinsurance recoverables carefully; managing our investment portfolio actively without taking undue risk; using technology to monitor trends in our business; responding rapidly to market opportunities and challenges; and actively managing our capital.

We report our continuing operations in three segments: Excess and Surplus Lines, Specialty Admitted Insurance, and Corporate and Other.

The Excess and Surplus Lines segment offers E&S commercial lines liability and property insurance in every U.S. state, the District of Columbia, Puerto Rico and the U.S. Virgin Islands through James River Insurance and its wholly-owned subsidiary, James River Casualty. James River Insurance and James River Casualty are both non-admitted carriers. Non-admitted carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market companies, allowing them flexibility to change the coverage terms offered and the rate charged without the time constraints and financial costs associated with the rate and form filing process. In 2024, the average account in this segment (excluding commercial auto policies) generated annual gross written premiums of approximately $26,800. The Excess and Surplus Lines segment distributes its products primarily through wholesale insurance brokers. Members of our management team have participated in this market for over three decades and have long-standing relationships with the wholesale agents who place E&S lines accounts. The Excess and Surplus Lines segment produced 71.0% of our gross written premiums and 87.5% of our net written premiums for the year ended December 31, 2024.

The Specialty Admitted Insurance segment focuses on niche classes within the standard insurance markets through its fronting business, where we retain a minority share of the risk and seek to earn fee income by allowing other carriers and producers to use our licensure, ratings, expertise and infrastructure. Through Falls Lake National and its subsidiaries, this segment has admitted licenses and the authority to write excess and surplus lines insurance in 50 states and the District of Columbia and distributes through a variety of sources, including program administrators and MGAs. The Specialty Admitted Insurance segment produced 29.0% of our gross written premiums and 12.5% of our net written premiums for the year ended December 31, 2024.

The Corporate and Other segment consists of the management and treasury activities of our holding companies, equity compensation for the group, and interest expense associated with our debt.

Our discontinued operations include JRG Reinsurance Company Ltd. ("JRG Re"), which comprised the remaining operations of the former Casualty Reinsurance segment, and which, prior to the suspension of its underwriting activities in 2023, provided proportional and working layer casualty reinsurance to third parties. On November 8, 2023, the Company entered into a definitive agreement to sell JRG Re. The sale of JRG Re, which closed on April 16, 2024, resulted in the Company's disposition of its casualty reinsurance business and related assets.

All of the Company's U.S.-domiciled insurance subsidiaries are party to an intercompany pooling agreement that distributes the net underwriting results among the group companies based on their approximate pro-rata level of statutory capital and surplus to the total Company statutory capital and surplus. Additionally, the Company's U.S.-domiciled insurance subsidiaries were previously parties to intercompany quota share reinsurance agreements that in periods prior to January 1, 2018 ceded 70% of their premiums and losses to JRG Re, and from January 1, 2018 through December 31, 2021, ceded 70% of their premiums and losses to Carolina Re Ltd., a former wholly-owned subsidiary of James River Group ("Carolina Re"). During 2022, Carolina Re commuted the outstanding obligations ceded under the intercompany quota-share reinsurance agreements back to the Company's U.S.-based insurance subsidiaries with effect from January 1, 2022. Carolina Re concluded all operations and was dissolved in December 2023. During 2023, JRG Re commuted the outstanding obligations ceded under the intercompany quota share reinsurance agreements back to the Company's U.S.-based insurance subsidiaries with effect from January 1, 2023. We report all segment information in this "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" prior to the effects of intercompany reinsurance, consistent with the manner in which we evaluate the operating performance of our reportable segments.

The A.M. Best Company financial strength rating for our group's regulated insurance subsidiaries is "A-" (Excellent) with a negative outlook. This rating reflects A.M. Best's evaluation of our insurance subsidiaries' financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors. The rating for our operating insurance companies of "A-" (Excellent) is the fourth highest rating of the thirteen ratings issued by A.M. Best and is assigned to insurers that have, in A.M. Best's opinion, an excellent ability to meet their ongoing obligations to policyholders.

The financial strength ratings assigned by A.M. Best have an impact on the ability of our insurance subsidiaries to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that our subsidiaries receive. We believe the "A-" (Excellent) ratings assigned to our insurance subsidiaries allow our subsidiaries to actively pursue relationships with the agents and brokers identified in their marketing plans.

**Key Metrics**

We discuss certain key metrics, described below, which we believe provide useful information about our business and the operational factors underlying our financial performance.

*Underwriting profit* is a non-GAAP measure commonly used in the property and casualty insurance industry to evaluate underwriting performance. We believe that the disclosure of underwriting profit by individual segment and of the Company as a whole is useful to investors, analysts, rating agencies and other users of our financial information in evaluating our performance because our objective is to consistently earn underwriting profits. We evaluate the performance of our segments and allocate resources based primarily on underwriting profit. We define underwriting profit as net earned premiums and gross fee income (in specific instances when the Company is not retaining insurance risk) less losses and loss adjustment expenses on business from continuing operations not subject to retroactive reinsurance accounting and other operating expenses. Other operating expenses include the underwriting, acquisition, and insurance expenses of the operating segments and, for consolidated underwriting profit, the expenses of the Corporate and Other segment. Our definition of underwriting profit may not be comparable to that of other companies. See "Reconciliation of Non-GAAP Measures" for a reconciliation of underwriting profit to income from continuing operations before taxes and for additional information.

*Loss ratio*, expressed as a percentage, is the ratio of losses and loss adjustment expenses on business from continuing operations not subject to retroactive reinsurance accounting to net earned premiums. Our definition of loss ratio may not be comparable to that of other companies. See "Underwriting Performance Ratios" for a reconciliation of underwriting ratios.

*Accident year loss ratio*, expressed as a percentage, is the ratio of losses and loss adjustment expenses for the current accident year (excluding development on prior accident year reserves) to net earned premiums for the current year (excluding ceded earned premium associated adverse development covers covering prior accident years and net earned premium adjustments on certain reinsurance treaties with reinstatement premiums associated with prior years).

*Expense ratio*, expressed as a percentage, is the ratio of other operating expenses net of gross fee income included in other income to net earned premiums.

*Combined ratio* is a measure of underwriting performance calculated as the sum of the loss ratio and the expense ratio. A combined ratio of less than 100% indicates an underwriting profit, while a combined ratio greater than 100% reflects an underwriting loss. Our definition of combined ratio may not be comparable to that of other companies. See "Underwriting Performance Ratios" for a reconciliation of underwriting ratios.

*Adjusted net operating income* is an internal performance measure used in the management of our operations. We believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted net operating income is defined as income available to common shareholders excluding a) income (loss) from discontinued operations b) the impact of retroactive reinsurance accounting, c) net realized and unrealized gains (losses) on investments, d) certain non-operating expenses such as professional service fees related to certain lawsuits, various strategic initiatives, and the filing of registration statements for the offering of securities, e) severance costs associated with terminated employees, and f) deemed dividends recorded with the amendment of the Series A Preferred Shares. Adjusted net operating income is a non-GAAP measure and should not be viewed as a substitute for net income calculated in accordance with GAAP. Our definition of adjusted net operating income may not be comparable to that of other companies. See "Reconciliation of Non-GAAP Measures" for a reconciliation of income available to common shareholders to adjusted net operating income.

*Tangible equity* is defined as shareholders' equity plus mezzanine Series A Preferred Shares (as defined below) and the unrecognized deferred retroactive reinsurance gain less goodwill and intangible assets, net of amortization. We believe tangible equity is a good measure to evaluate the strength of our balance sheet and to compare returns relative to this measure. Key financial measures that we use to assess our longer term financial performance include the percentage growth in our tangible equity per share and our return on tangible equity. Tangible equity is a non-GAAP measure and should not be viewed as a substitute for shareholders' equity calculated in accordance with GAAP. Our definition of tangible equity may not be comparable to that of other companies. See "Reconciliation of Non-GAAP Measures" for a reconciliation of shareholders' equity to tangible equity.

*Adjusted net operating return on tangible equity* is defined as annualized adjusted net operating income expressed as a percentage of the average quarterly tangible equity balances in the respective period.

*Tangible equity per share* represents tangible equity divided by the sum of total common shares outstanding plus the common shares resulting from an assumed conversion of the outstanding Series A Preferred Shares into common shares (at the conversion price effective as of the last day of the applicable period).

*Net retention* is defined as the ratio of net written premiums to gross written premiums.

*Gross investment yield* is annualized investment income before any deductions for fees and expenses, expressed as a percentage of the average beginning and ending carrying values of those investments during the period.

Unless specified otherwise, all references to our defined metrics above in this "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" are for our business from continuing operations that is not subject to retroactive reinsurance accounting. Management believes that the lack of economic impact of retroactive reinsurance accounting makes the presentation of our key metrics on business not subject to retroactive reinsurance accounting helpful to the users of our financial information. See "Underwriting Performance Ratios" and "Reconciliation of Non-GAAP Measures."

**Critical Accounting Policies and Estimates**

We identified the accounting estimates below as critical to the understanding of our financial position and results of operations. Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see "Notes to Consolidated Financial Statements" included in this Form 10-K.

*Reserve for Losses and Loss Adjustment Expenses*

The reserve for losses and loss adjustment expenses represents our estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. We do not discount this reserve. We estimate the reserve using individual case-basis valuations of reported claims and statistical analysis. We believe that the use of judgment is necessary to arrive at a best estimate for the reserve for losses and loss adjustment expenses given the long-tailed nature of the business generally written by the Company and the limited operating experience of the fronting and program business in the Specialty Admitted Insurance segment. In applying this judgment, we may establish reserves that differ from our internal actuaries' estimate. We seek to establish reserves that will ultimately prove to be adequate. If we have indications that claims frequency or severity exceeds our initial expectations, we generally increase our reserves for losses and loss adjustment expenses. Conversely, when claims frequency and severity trends are more favorable than initially anticipated, we generally reduce our reserves for losses and loss adjustment expenses once we have sufficient data to confirm the validity of the favorable trends.

Our Excess and Surplus Lines and Specialty Admitted Insurance segments generally are notified of losses by our insureds or their brokers. Based on the information provided, we establish case reserves by estimating the ultimate losses from the claim, including administrative costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses.

We also use statistical analysis to estimate the cost of losses and loss adjustment expenses that have been incurred but not reported to us. Those estimates are based on our historical information, industry information and estimates of future trends that may affect the frequency of claims and changes in the average cost of claims (severity) that may arise in the future.

The Company's gross reserve for losses and loss adjustment expenses at December 31, 2024 was $3,084.4 million. Of this amount, 73.3% relates to IBNR. The Company's gross reserve for losses and loss adjustment expenses by segment are summarized as follows:

| | Gross Reserves at December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Case | IBNR | Total | IBNR % of Total |
| | *($ in thousands)* | | | |
| Excess and Surplus Lines . . . . . . . . . . . . . . . . . | $449,449 | $1,776,589 | $2,226,038 | 79.8% |
| Specialty Admitted Insurance . . . . . . . . . . . . . | 374,992 | 483,376 | 858,368 | 56.3% |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $824,441 | $2,259,965 | $3,084,406 | 73.3% |

The Company's net reserve for losses and loss adjustment expenses prior to the $1.2 million allowance for credit losses on reinsurance recoverables at December 31, 2024 was $1,086.3 million. Of this amount, 63.5% relates to IBNR. The Company's net reserve for losses and loss adjustment expenses by segment are summarized as follows:

|  | Net Reserves at December 31, 2024 | | | |
|  | Case | IBNR | Total | IBNR % of Total |
|  | ($ in thousands) | | | |
| Excess and Surplus Lines ................... | $333,642 | $612,823 | $ 946,465 | 64.7% |
| Specialty Admitted Insurance ............... | 62,578 | 77,235 | 139,813 | 55.2% |
| Total ................................. | $396,220 | $690,058 | $1,086,278 | 63.5% |

Our Reserve Committee consists of our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and Chief Actuary. Additionally, the presidents, chief financial officers and segment actuaries of each of our insurance segments participate in the Reserve Committee meetings for their respective segments. The Reserve Committee meets quarterly to review the actuarial recommendations made by each segment actuary and use their best judgment to determine the best estimate to be recorded for the reserve for losses and loss adjustment expenses on our balance sheet.

We engage an independent internationally recognized actuarial consulting firm to review our reserves for losses and loss adjustment expenses in the third and fourth quarters of each year. This independent actuarial consulting firm prepares its own estimate of our reserve for losses and loss adjustment expenses, and we compare their estimate to the reserve for losses and loss adjustment expenses reviewed and approved by the Reserve Committee in order to corroborate the adequacy of our reserves.

The process of estimating the reserve for losses and loss adjustment expenses requires a high degree of judgment and is subject to a number of variables. In establishing the quarterly actuarial recommendation for the reserve for losses and loss adjustment expenses, our actuaries estimate an initial expected ultimate loss ratio for each of our product lines by accident year. Input from our underwriting and claims departments, including premium pricing assumptions and historical experience, are considered by our internal actuaries in estimating the initial expected loss ratios. Our actuaries generally utilize five primary actuarial methods in their estimation process for the reserve for losses and loss adjustment expenses. These primary methods are supplemented by additional actuarial methods as the Chief Actuary considers appropriate. For example, these supplemental methods can include frequency and severity methods that use claim count data to estimate ultimate losses and loss adjustment expenses. These claims frequency and severity methods may be appropriate for some lines of business and inappropriate for others. The Chief Actuary uses professional judgment to determine when additional methods should be used to supplement the five primary methods. The five primary methods utilize, to varying degrees, the initial expected loss ratio, detailed statistical analysis of past claims reporting and payment patterns, claims frequency and severity, paid loss experience, industry loss experience, and changes in market conditions, policy forms, exclusions, and exposures. The five primary actuarial methods that we use in our reserve estimation process are:

*Expected Loss Method*

The Expected Loss method multiplies earned premiums by an initial expected loss ratio. In our Excess and Surplus Lines segment and for our Workers' Compensation book in the Specialty Admitted Insurance segment, the initial expected loss ratio is estimated based on adjusting book of business prior year experience to current cost and rate level. In our programs business within the Specialty Admitted Insurance segment, the expected loss ratio is based on the actuarial pricing of the individual account. Alternatively, when company experience lacks historical depth, initial expected loss ratios can be determined using loss ratios implied by industry loss costs for the class or reported industry loss ratios.

*Incurred Loss Development Method*

The Incurred Loss Development method uses historical loss reporting patterns by accident year to estimate future loss reporting patterns. In this method, our actuaries review historical loss reporting patterns to develop incurred loss development factors that are applied to current reported losses to calculate ultimate losses.

*Paid Loss Development Method*

The Paid Loss Development method is similar to the Incurred Loss Development method, but it uses historical loss payment patterns to estimate future loss payment patterns. In this method, our actuaries apply historical loss payment patterns to develop paid loss development factors that are applied to current paid losses to calculate expected ultimate losses.

*Bornhuetter-Ferguson Incurred Loss Development Method*

The Bornhuetter-Ferguson Incurred Loss Development method divides the projection of ultimate losses into the portion that has already been reported and the portion that has yet to be reported. The portion that has yet to be reported is estimated as the product of premiums earned for the accident year, the initial expected ultimate loss ratio and an estimate of the percentage of ultimate losses that are unreported at the valuation date. This technique is particularly valuable when there is a low volume of business being reviewed and reported losses lack historical depth.

*Bornhuetter-Ferguson Paid Loss Development Method*

The Bornhuetter-Ferguson Paid Loss Development method is similar to the Bornhuetter-Ferguson Incurred Loss Development method, except this method divides the projection of ultimate losses into the portion that has already been paid and the portion that has yet to be paid. The portion that has yet to be paid is estimated as the product of premiums earned for the accident year, the initial expected ultimate loss ratio and an estimate of the percentage of ultimate losses that are unpaid at the valuation date. This approach assumes that the paid experience has no effect on the subsequent paid loss emergence of the business. Again, this technique is particularly valuable when there is a low volume of business being reviewed and paid losses lack historical depth.

Different reserving methods are appropriate in different situations, and our actuaries use their judgment and experience to determine the weighting of the methods detailed above to use for each accident year and each line of business. For example, the current accident year has very little incurred and paid loss development data on which to base reserve projections. As a result, we rely heavily on the Expected Loss Method in estimating reserves for the current accident year. The Company generally sets the initial expected loss ratio for the current accident year consistent with the internal actuaries' pricing assumptions adjusted upward where warranted based on management's judgment in order to produce the best estimate. We believe that this is a reasonable and appropriate reserving assumption for the current accident year since our pricing assumptions are actuarially driven and since we expect to make an acceptable return on the new business that we write. If actual loss emergence is better than our initial expected loss ratio assumptions, we will experience favorable development, and if it is worse than our initial expected loss ratio assumptions, we will experience adverse development. Conversely, sufficient incurred and paid loss development is available for our oldest accident years, so more weight is given to the Incurred Loss Development method and the Paid Loss Development method than the Expected Loss Method. The Bornhuetter-Ferguson Incurred Loss Development and Paid Loss Development methods blend features of the Expected Loss Method and the Incurred and Paid Loss Development methods. The Bornhuetter-Ferguson methods are typically used for the more recent prior accident years.

In applying these methods to develop an estimate of the reserve for losses and loss adjustment expenses, our actuaries use judgment to determine three key parameters for each accident year and line of business: the initial expected loss ratios, the incurred and paid loss development factors and the weighting of the actuarial methods to be used for each accident year and line of business. Judgment is also required to make actuarial adjustments, if needed, for changes in claims processing and case reserving that could cause current reported loss and paid loss development patterns to deviate from historical patterns. For the Excess and Surplus Lines segment, the segment actuary performs a study on each of these parameters at least annually and makes recommendations for the initial expected loss ratios, the incurred and paid loss development factors and the weighting of the actuarial methods by accident year and line of business. Members of the Reserve Committee review and approve the parameter review actuarial recommendations, and absent any developments requiring an earlier review, these approved parameters are generally used in the reserve estimation process for the next four quarters at which time a new parameter study is performed. For the Specialty Admitted Insurance segment, expected loss ratios, loss development factors, and loss cost trends are reviewed and updated at least annually.

The table below quantifies the impact of extreme reserve deviations from our expected value at December 31, 2024. The total carried net reserve for losses and loss adjustment expenses for our continuing operations is displayed alongside 5th and 95th percentiles of likely ultimate net reserve outcomes. The carried reserve represents the Company's best estimate and approximates the 50th percentile. The estimates of these percentiles are a result of a reserve variability analysis which is part of our internal capital modeling efforts using a simulation approach.

| Sensitivity | 5th Pct. | Carried | 95th Pct. |
|---|---|---|---|
| | *(in thousands)* | | |
| Reserve for losses and loss adjustment expenses . . . . . . . . . . . . . . | $1,034,470 | $1,086,278 | $1,149,771 |
| Changes in reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (51,808) | — | 63,493 |

The impact of recording the net reserve for losses and loss adjustment expenses at the highest value from the sensitivity analysis above would be to increase losses and loss adjustment expenses incurred by $63.5 million, reduce after-tax net income by $50.2 million, reduce shareholders' equity by $50.2 million and reduce shareholders' tangible equity by $50.2 million, in each case at or for the year ended December 31, 2024.

The impact of recording the net reserve for losses and loss adjustment expenses at the lowest value from the sensitivity analysis above would be to reduce losses and loss adjustment expenses incurred by $51.8 million, increase after-tax net income by $40.9 million, increase shareholders' equity by $40.9 million, and increase tangible equity by $40.9 million, in each case at or for the year ended December 31, 2024. Such changes in the net reserve for losses and loss adjustment expenses would not have an immediate impact on our liquidity, but would affect cash flow and investment income in future periods as the incremental or reduced amount of losses are paid and investment assets adjusted to reflect the level of paid claims.

Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate claims settlement values. In recording our best estimate of our reserve for losses and loss adjustment expenses, our Reserve Committee may select an amount that is different from the actuarial recommendation submitted after considering other qualitative factors and our knowledge and expectations of trends and other business developments that impact our best estimate. There is inherent variation associated with our reserve estimates and the possibility that there are unforeseen or incorrectly valued liabilities in the actuarial recommendations exists. We believe that the insurance that we write is subject to above-average variation in reserve estimates. The Excess and Surplus Lines market is subject to high policyholder turnover and changes in underlying mix of exposures. This turnover and change in underlying mix of exposures can cause actuarial estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. As a casualty insurer, losses on our policies often take a number of years to develop, making it difficult to estimate the ultimate losses associated with this business. Judicial and regulatory bodies have frequently interpreted insurance contracts in a manner that expands coverage beyond that which was contemplated at the time that the policy was issued. In addition, many of our policies are issued on an occurrence basis, and insureds suffering a loss frequently seek coverage beyond the policies' original intent.

Our reserves are driven by a number of important assumptions, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims' settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates also assume that we will not experience significant losses from mass torts and that we will not incur losses from future mass torts not known to us today. While it is not possible to predict the impact of changes in the litigation environment, if new mass torts or expanded legal theories of liability emerge, our cost of claims may differ substantially from our reserves. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.

IBNR reserve estimates are inherently less precise than case reserve estimates. A 5% change in net IBNR reserves at December 31, 2024 would equate to a $34.5 million change in the reserve for losses and loss adjustment expenses at such date, a $27.3 million change in after-tax net income, a 5.9% change in shareholders' equity and a 6.2% change in tangible equity, in each case at or for the year ended December 31, 2024.

Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting and payment patterns could differ from our expected reporting and payment patterns, which are based on our own data and industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in current operations.

In determining the amount of prior accident year development to recognize each year, we consider actual loss emergence (reported and paid) versus expected loss emergence, as well as our internal actuaries' indications and the prior year development indicated in the actuarial analysis prepared by our independent third-party actuary. We look at these different data points with the goal of disclosing prior accident year development that is representative of loss emergence on prior accident years during the year, while also recording the Company's best estimate of the aggregate reserve for losses and loss adjustment expenses on the Company's Consolidated Balance Sheet. At a high level, actual loss emergence on prior accident years in excess of actuarial expectations implies adverse development, while actual loss emergence less than expected emergence implies favorable development.

We experienced $76.1 million of net adverse development in 2024 on the reserve for losses and loss adjustment expenses held at December 31, 2023 (excluding adverse prior year development subject to retroactive reinsurance accounting — see "*Retroactive Reinsurance Accounting*" below). This reserve development included $76.7 million of net adverse development in the Excess and Surplus Lines segment and $607,000 of net favorable development in the Specialty Admitted Insurance segment.

We experienced $31.6 million of net adverse development in 2023 on the reserve for losses and loss adjustment expenses held at December 31, 2022 (excluding adverse prior year development subject to retroactive reinsurance accounting — see "*Retroactive Reinsurance Accounting*" below). This reserve development included $32.6 million of net adverse development in the Excess and Surplus Lines segment and $972,000 of net favorable development in the Specialty Admitted Insurance segment.

### Investment Valuation and Impairment

We carry fixed maturity securities classified as "available-for-sale" at fair value, and unrealized gains and losses on such securities, net of any deferred taxes, are reported as a separate component of accumulated other comprehensive income (loss). Equity securities (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value with changes in fair value recognized in net income. Certain restricted cash equivalents invested in funds with floating net asset values are measured at fair value with changes in fair value recognized in net income. At December 31, 2024, we do not have any securities classified as "held-to-maturity" or "trading."

The Company periodically reviews its available-for-sale fixed maturities to determine whether any unrealized losses exist that are due to credit-related factors. An allowance for credit losses is established for any credit-related impairments, limited to the amount by which fair value is below amortized cost. Changes in the allowance for credit losses are recognized in earnings and included in net realized and unrealized gains (losses) on investments. Unrealized losses that are not credit-related continue to be recognized in other comprehensive income.

The Company considers the extent to which fair value is below amortized cost in determining whether a credit-related loss exists. The Company also considers the credit quality rating of the security, with a special emphasis on securities downgraded below investment grade. A comparison is made between the present value of expected future cash flows for a security and its amortized cost. If the present value of future expected cash flows is less than amortized cost, a credit loss is presumed to exist and an allowance for credit losses is established. Management may conclude that a qualitative analysis is sufficient to support its conclusion that the present value of the expected cash flows equals or exceeds a security's amortized cost. As a result of this review, management concluded that there were no credit-related impairments of fixed maturity securities at December 31, 2024, 2023, or 2022. During the year ended December 31, 2024, management recognized an impairment loss of $207,000 for one fixed maturity security due to the Company's inability to hold the security until a recovery in its value to the amortized cost basis. For the remainder of securities in an unrealized loss position, management does not intend to sell the securities and it is not "more likely than not" that the Company will be required to sell these securities before a recovery in their value to their amortized cost basis occurs.

The Company elected the fair value option to account for bank loan participations. Under the fair value option, bank loan participations are measured at fair value, and changes in unrealized gains and losses in bank loan participations are reported in our Consolidated Statements of (Loss) Income and Comprehensive Loss as net realized and unrealized gains (losses) on investments. Losses due to credit-related impairments on bank loan participations are determined based upon consultations and advice from the Company's specialized investment manager and consideration of any adverse situations that could affect the borrower's ability to repay, the estimated value of underlying collateral, and other relevant factors. For the years ended December 31, 2024, 2023, and 2022, management concluded that $3.3 million, $397,000, and $574,000 of the net realized and unrealized gains (losses) were due to credit-related impairments, respectively.

Fair values are measured in accordance with ASC 820, *Fair Value Measurements.* The guidance establishes a framework for measuring fair value and a three-level hierarchy based upon the quality of inputs used to measure fair value. The three levels of the fair value hierarchy are: (1) Level 1: quoted price (unadjusted) in active markets for identical assets, (2) Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument and (3) Level 3: inputs to the valuation methodology are unobservable for the asset or liability.

The fair values of fixed maturity securities and equity securities have been determined using fair value prices provided by our investment accounting services provider or investment managers, who utilize internationally recognized independent pricing services. The prices provided by the independent pricing services are generally based on observable market data in active markets (*e.g.* broker quotes and prices observed for comparable securities). Values for U.S. Treasury and publicly-traded equity securities are generally based on Level 1 inputs which use the market approach valuation technique. The values for all other fixed maturity securities (including state and municipal securities and obligations of U.S. government corporations and agencies) generally incorporate significant Level 2 inputs, and in some cases, Level 3 inputs, using the market approach and income approach valuation techniques.

The fair values of cash and cash equivalents, restricted cash equivalents (excluding those invested in funds with floating net asset values), and short-term investments approximate their carrying values due to their short-term maturity.

In the determination of the fair value for bank loan participations and certain high yield bonds, the Company endeavors to obtain data from multiple external pricing sources. External pricing sources may include brokers, dealers, and price data vendors that provide a composite price based on prices from multiple dealers. Such external pricing sources typically provide valuations for normal institutional size trading units of such securities using methods based on market transactions for comparable securities, and various relationships between securities, as generally recognized by institutional dealers. For investments in which the Company determines that only one external pricing source is appropriate or if only one external price is available, the investment is generally recorded based on such price.

Investments for which external sources are not available or are determined by an investment manager not to be representative of fair value are recorded at fair value as determined by the investment manager. In determining the fair value of such investments, the investment manager considers one or more of the following factors: type of security held, convertibility or exchangeability of the security, redeemability of the security (including the timing of redemptions), application of industry accepted valuation models, recent trading activity, liquidity, estimates of liquidation value, purchase cost and prices received for securities with similar terms of the same issuer or similar issuers. There were no bank loan participations for which external sources were unavailable to determine fair value at December 31, 2024 or 2023.

We review fair value prices provided by our outside investment accounting service provider or our investment managers for reasonableness by comparing the fair values provided to those provided by our investment custodian. We conduct corroborative price testing comparing prices utilized for each security to those from an alternate reputable pricing service. We also review and monitor changes in fair values and unrealized gains and losses. We obtain an understanding of the methods, models, and inputs used by our investment managers and independent pricing services, and controls are in place to validate that prices provided represent fair values. Our control process includes, but is not limited to, initial and ongoing evaluation of the methodologies used, a review of specific securities and an assessment for proper classification within the fair value hierarchy, and obtaining and reviewing internal control reports for our investment accounting services provider and investment managers that obtain fair values from independent pricing services.

### *Recent Accounting Pronouncements*

#### Adopted Accounting Standards

The guidance in ASU 2023-07 — *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* was designed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the new standard effective with this Form 10-K by providing additional segment disclosures in Note 20. The new standard did not have a material impact on the Company's financial statements.

No accounting standards were adopted during the year ended December 31, 2024 that had a material impact on our financial statements.

#### Prospective Accounting Standards

The guidance in ASU 2023-09 — *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* was designed to increase transparency about income tax information through improvements to the rate reconciliation and disclosure of income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024. Although the Company continues to evaluate the impact of adopting this new accounting standard, the amendments are disclosure-related and are not expected to have a material impact on the Company's financial statements.

The guidance in ASU 2024-03*, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* requires additional, disaggregated disclosure around certain income statement expense line items. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, although early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on the disclosures in its financial statements.

There are no other prospective accounting standards which are expected to have a material impact on our financial statements subsequent to December 31, 2024.

### Recent Strategic Actions

#### *James River Group Holdings, Ltd.*

In the fourth quarter of 2024, the Board of Directors concluded the strategic review process announced in November of 2023. While the strategic review process has been completed, in the ordinary course of business the Company and Board of Directors expect to consider opportunities consistent with its fiduciary duty.

***Combined Loss Portfolio Transfer and Adverse Development Cover***

On July 2, 2024, James River Insurance and James River Casualty (together, "James River"), entered into a Combined Loss Portfolio Transfer and Adverse Development Cover Reinsurance Contract (the "E&S ADC") with State National Insurance Company, Inc. ("State National"). The transaction closed upon signing.

The E&S ADC was effective January 1, 2024 (the "Effective Date") and applies to James River's Excess & Surplus Lines segment casualty portfolio losses attaching to premium earned during 2010 – 2023 (both years inclusive), excluding, among others, losses related to commercial auto policies issued to a former large insured or its affiliates (the "Subject Business"). Pursuant to the E&S ADC, (a) State National reinsures 85% of losses paid on and after the Effective Date in respect of the Subject Business in excess of $716.6 million up to an aggregate limit of $467.1 million (with State National's share of the aggregate limit being $397.0 million) in exchange for a reinsurance premium paid by James River equal to $313.2 million, (b) James River continues to manage claims and to manage and collect the benefit of other existing third-party reinsurance on the Subject Business, which third-party reinsurance inures to the benefit of the E&S ADC, and (c) James River is entitled to a profit commission of 50% of any favorable development on the business ceded to State National below 104.5% of carried reserves, which profit commission shall not exceed $87.0 million in total. The Company has $41.2 million of aggregate limit remaining on the E&S ADC at December 31, 2024.

***Enstar Strategic Partnership***

The Company commenced a multi-pronged strategic partnership with Enstar Group Limited ("Enstar"). As part of this, on November 11, 2024, Enstar, through its subsidiary Cavello Bay Reinsurance Limited ("Cavello Bay"), entered into (i) a subscription agreement to purchase $12.5 million of the Company's common shares at a share price of $6.40, which shares are in addition to 637,640 shares Enstar previously purchased in the open market, and (ii) an adverse development cover agreement with James River ("E&S Top Up ADC"), such transactions together, the "Enstar Transactions". Pursuant to the E&S Top Up ADC, in exchange for a premium of $52.8 million (less an amount equal to the federal excise tax payable on the premium), Cavello Bay reinsures, effective January 1, 2024, 100% of the losses associated with James River's Excess & Surplus Lines segment casualty portfolio losses attaching to premium earned during 2010 – 2023 (both years inclusive). This agreement excludes losses related to commercial auto policies issued to a former large insured or its affiliates. It is subject to a retention by James River of $1,183.7 million (the limit of the E&S ADC) and up to an aggregate limit of $75.0 million. The Enstar Transactions closed on December 23, 2024. The Company recognized a $52.8 million reduction in pre-tax income in connection with the E&S Top Up ADC upon closing.

***Series A Preferred Share Amendment***

On November 11, 2024, the Company amended the Certificate of Designations held by GPC Partners to, among other things, (i) convert $37.5 million of the outstanding Series A Preferred Shares to common stock at a per share price of $6.40 (the "Minimum Price"), (ii) increase the voluntary conversion price from 127.5% to 130% of the Minimum Price, (iii) increase the mandatory conversion price from 130% to 200% of the voluntary conversion price, (iv) delay the first date on which the dividend rate re-sets from March 1, 2027 to October 1, 2029, (v) cap the dividend rate at 8%, (vi) eliminate the adverse development anti-dilution adjustment provision, and (vii) limit transfers of the Series A Preferred Shares without the Company's consent if, after the transfer, the transferee would hold 9.9% or more of the voting equity of the Company or, in the event of an A.M. Best downgrade of James River Insurance below A- (Excellent), 19.9% of the voting equity.

***Sale of JRG Re***

On November 8, 2023, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Fleming Intermediate Holdings LLC, a Cayman Islands limited liability company (the "Buyer"). Pursuant to the Stock Purchase Agreement, and on the terms and subject to the conditions therein, the Buyer agreed to purchase from the Company all of the common shares of JRG Re. JRG Re comprised the remaining operations of the former Casualty Reinsurance segment, and the sale of JRG Re, which closed on April 16, 2024, resulted in the Company's disposition of its casualty reinsurance business and related assets.

Pursuant to the terms of the Stock Purchase Agreement, the aggregate purchase price received by the Company, after giving effect to estimated adjustments based on changes in JRG Re's adjusted net worth between March 31, 2023 and the closing, totaled approximately $291.4 million (the "Closing Date Purchase Price"). The aggregate Closing Date Purchase Price was comprised of (i) $152.4 million paid in cash by the Buyer and (ii) an aggregate $139.0 million dividend and distribution from contributed surplus by JRG Re to the Company. In accordance with the Stock Purchase Agreement, the cash portion of the purchase price was calculated based on an estimated balance sheet of JRG Re as of the date of closing. The estimated balance sheet is subject to final post-closing adjustments, which resulted in the downward adjustment to the purchase price discussed below.

The Buyer delivered a closing statement to the Company, and pursuant to the procedures in the Stock Purchase Agreement, the Company has given its notice of disagreement with the Buyer's closing statement. In its notice of disagreement, the Company (i) agreed with an $11.4 million downward adjustment to the Closing Date Purchase Price due to losses from JRG Re's operations between the date of the balance sheet used to produce the estimated closing statement and the Closing Date, which downward adjustment was paid to the Buyer on October 18, 2024, and (ii) disputed $54.1 million in aggregate downward adjustments to the Closing Date Purchase Price claimed by the Buyer, which the Company believes are unsupported by the facts known to the Company and the terms of the Stock Purchase Agreement. The Stock Purchase Agreement provides procedures for resolving disputes between the parties regarding the closing statement and it is possible that the resolution of these disputes could result in a significant reduction to the amount of the purchase price.

We have determined that the sale of JRG Re met the criteria to be classified as held for sale at December 31, 2023 and that the sale represented a strategic shift that will have a major effect on the Company's operations. Accordingly, the results of JRG Re's operations have been presented as discontinued operations, and the assets and liabilities of JRG Re at December 31, 2023 have been classified as held for sale and segregated for all periods presented in this Annual Report on Form 10-K.

The $139.0 million pre-closing dividend was completed in the first quarter of 2024. It included the forgiveness of $133.2 million owed from JRG Holdings to JRG Re and $5.8 million paid in cash to JRG Holdings. In the fourth quarter of 2023, after giving effect to the pre-closing dividend, we recorded an estimated loss on sale of $80.4 million to write down the carrying value of JRG Re to its estimated fair value based upon the estimated sales price of the transaction less costs to sell and other adjustments in accordance with the Stock Purchase Agreement. For the year ended December 31, 2024, the estimated loss on the sale was revised to $78.3 million. The loss on disposal for the year ended December 31, 2024 of $4.1 million includes the $2.1 million gain for the change in the estimated loss on sale and expenses incurred of $6.2 million.

***Year Ended December 31, 2024 Compared to Year Ended December 31, 2023***

The following table summarizes our results for the years ended December 31, 2024 and 2023:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | % Change |
| | ($ in thousands) | | |
| Gross written premiums | $1,431,772 | $1,508,660 | (5.1)% |
| Net retention | 40.6% | 46.0% | |
| Net written premiums | $ 580,854 | $ 693,901 | (16.3)% |
| Net earned premiums | $ 600,196 | $ 708,005 | (15.2)% |
| Losses and loss adjustment expenses excluding retroactive reinsurance | (517,137) | (495,166) | 4.4% |
| Other operating expenses | (188,613) | (188,355) | 0.1% |
| Underwriting (loss) profit[(1),(2)] | (105,554) | 24,484 | — |
| Losses and loss adjustment expenses – retroactive reinsurance | (37,237) | (4,991) | 646.1% |
| Net investment income | 93,089 | 84,046 | 10.8% |
| Net realized and unrealized gains on investments | 3,625 | 10,441 | (65.3)% |
| Other income and expense | (14) | 424 | — |
| Interest expense | (24,666) | (24,627) | 0.2% |
| Amortization of intangible assets | (363) | (363) | — |
| Impairment of intangible assets | — | (2,500) | — |
| (Loss) income from continuing operations before taxes | (71,120) | 86,914 | — |
| Income tax (benefit) expense on continuing operations | (7,634) | 25,705 | — |
| Net (loss) income from continuing operations | (63,486) | 61,209 | — |
| Net loss from discontinued operations | (17,634) | (168,893) | (89.6)% |
| Net loss | (81,120) | (107,684) | (24.7)% |
| Dividends on Series A Preferred Shares | (37,149) | (10,500) | 253.8% |
| Net loss available to common shareholders | $ (118,269) | $ (118,184) | 0.1% |
| Adjusted net operating (loss) income[(1)] | $ (41,503) | $ 50,317 | — |
| Ratios: | | | |
| Loss ratio | 86.2% | 69.9% | |
| Expense ratio | 31.4% | 26.6% | |
| Combined ratio | 117.6% | 96.5% | |
| Accident year loss ratio | 66.2% | 64.0% | |

*(1) Underwriting (loss) profit and adjusted net operating (loss) income are non-GAAP measures. See "Reconciliation of Non-GAAP Measures."*

*(2) Underwriting results include gross fee income of $21.0 million and $24.2 million for the years ended December 31, 2024 and 2023, respectively.*

The Company reported a net loss from continuing operations of $63.5 million for the year ended December 31, 2024 compared to net income from continuing operations of $61.2 million for the year ended December 31, 2023. The net loss from continuing operations in the current year was largely attributable to the Excess and Surplus Lines segment which was impacted by $76.7 million of net adverse reserve development (including a $52.2 million reserve charge upon execution of the E&S ADC in the third quarter) and $52.8 million of ceded premium recorded upon execution of the E&S Top Up ADC in the fourth quarter.

Adjusted net operating loss was $41.5 million for the year ended December 31, 2024 compared to adjusted net operating income of $50.3 million for the year ended December 31, 2023.

Underwriting results were a loss of $105.6 million (combined ratio of 117.6%) for the year ended December 31, 2024 compared to profit of $24.5 million (combined ratio of 96.5%) for the year ended December 31, 2023. The underwriting loss in the current year was largely driven by net adverse reserve development (see loss ratio discussion below) and the $52.8 million of ceded premium associated with the E&S Top Up ADC which increased our combined ratio by 9.5 points. Underwriting results for the years ended December 31, 2024 and 2023 also include $13.7 million and $16.4 million, respectively, of premium adjustments associated with prior years including reinstatement premium in the Excess and Surplus Lines segment which reduced net written and net earned premiums, and underwriting profit. The impact of the premium adjustments was a 2.6 and 2.1 percentage point increase in our combined ratios in the respective years.

Our loss ratio increased from 69.9% in the prior year to 86.2% in the current year primarily driven by higher net adverse reserve development and the impact of the ceded premium associated with the E&S Top Up ADC (+7.0 points). Net adverse reserve development on prior accident years (excluding adverse prior year development from continuing operations that is subject to retroactive reinsurance accounting — see discussion below) was $76.1 million or 12.7 percentage points adverse for the year ended December 31, 2024 compared to $31.6 million or 4.5 percentage points adverse for the year ended December 31, 2023. The adverse reserve development for the year ended December 31, 2024 included $76.7 million of net adverse development in the Excess and Surplus Lines segment, including the $52.2 million reserve charge upon execution of the E&S ADC (consideration paid in excess of initial reserves), and $607,000 of net favorable development in the Specialty Admitted Insurance segment. The adverse reserve development for the year ended December 31, 2023 included $32.6 million of net adverse reserve development in the Excess and Surplus Lines segment and $1.0 million of net favorable development in the Specialty Admitted Insurance segment.

Our expense ratio increased from 26.6% in the prior year to 31.4% in the current year largely driven by higher compensation and bad debt expenses, and lower net earned premiums in the Excess and Surplus Lines segment which was impacted by the $52.8 million of ceded premium on the E&S Top Up ADC (+2.5 point impact on consolidated expense ratio), partially offset by a lower current year expense ratio for the Specialty Admitted Insurance segment driven by lower commissions and lower expenses for compensation and taxes, licenses, and fees.

Investment income grew by $9.0 million or 10.8% over the prior year principally driven by higher yields and higher invested assets in our continuing operations following the commutation of an internal quota share arrangement with JRG Re in the second and third quarters of 2023. Net realized and unrealized gains on investments for the year ended December 31, 2024 include $1.5 million of unfavorable mark-to-market adjustments on our equity securities and bank loan participations reflecting decreases in their fair values in the period compared to $12.8 million of favorable mark-to-market adjustments on equity securities and bank loan participations in the prior year (see "*Investing Results*" below).

On September 29, 2023, the Company completed the sale of the renewal rights to the IRWC business in the Specialty Admitted Insurance segment. Upon closing of the transaction, the Company recognized a $2.2 million gain on sale included in other income in the prior year representing the minimum guaranteed consideration to be received in the transaction. The Company also recognized an impairment charge of $2.5 million related to the trademark intangible asset associated with the IRWC business.

The Company entered into a definitive agreement on November 8, 2023 to sell JRG Re. The sale closed on April 16, 2024 and discontinued operations for both periods include the operating results of JRG Re which were a loss of $13.6 million for the year ended December 31, 2024 compared to a loss of $33.9 million in the prior year. The losses from discontinued operations primarily reflect net adverse development of $7.1 million and $35.5 million in the respective years on treaties not subject to the loss portfolio transfer agreement previously entered into by JRG Re. The current year loss also reflects $9.5 million of realized and unrealized losses on fixed maturity securities. Discontinued operations in the current year also includes $6.2 million of certain transaction-related expenses associated with the sale and a change in the estimate of the loss on sale which together resulted in a $4.1 million loss on disposal in the current year. In the prior year, discontinued operations included $53.2 million of losses recognized on JRG Re's fixed maturity investments (the Company no longer had the intent or ability to hold securities in an unrealized loss position until a recovery of their fair value could occur), $1.4 million of professional services and other costs to sell JRG Re, and an $80.4 million loss on the held-for sale classification of JRG Re's net assets adjusting them down to the anticipated closing price in the transaction.

The Company accounted for the amendment of the Series A Preferred Shares on November 11, 2024 as an extinguishment of the pre-amendment Series A Preferred Shares due to the significance of qualitative and quantitative changes to the shares. The Company estimated the fair value of the new Series A Preferred Shares to be $133.1 million on the date of issuance and classified the new Series A Preferred Shares as mezzanine equity. The Company recorded deemed dividends of $27.0 million within retained deficit for the difference between the $144.9 million carrying value of the extinguished pre-amendment Series A preferred shares and the combined $133.1 million estimated fair value of the new Series A Preferred Shares and the $38.8 million fair value of the new common shares issued through conversion of Series A Preferred Shares in the amendment. Also included in the dividends on Series A Preferred Shares were declared dividends of $10.1 million and $10.5 million for the years ended December 31, 2024 and 2023, respectively.

Adjusted net operating results declined from the prior year primarily reflecting lower underwriting results with a partial offset for higher investment income. Tangible equity decreased by 9.9% mainly due to the net loss in 2024. Tangible equity per share decreased 33.6% reflecting the net loss and dilution from the Enstar common share investment and the Series A Preferred Share amendment in the current year.

### *Loss Portfolio Transfers and Adverse Development Covers*

Loss portfolio transfers and adverse development covers are forms of reinsurance utilized by the Company to transfer losses and loss adjustment expenses and associated risk of adverse development on covered subject business, as defined in the respective agreements, to an assuming reinsurer in exchange for a reinsurance premium. This reinsurance can bring economic finality (up to the limit of such agreements, if applicable) on the subject risks when they no longer meet the Company's risk appetite or are no longer aligned with the Company's risk management guidelines.

### *Commercial Auto Loss Portfolio Transfer*

On September 27, 2021, James River entered into a loss portfolio transfer transaction (the "Commercial Auto LPT") with Aleka Insurance, Inc. ("Aleka"), a captive insurance company affiliate of Rasier LLC, to reinsure substantially all of the Excess and Surplus Lines segment's legacy portfolio of commercial auto policies previously issued to Rasier LLC and its affiliates (collectively, "Rasier") for which James River is not otherwise indemnified by Rasier. The reinsurance coverage is structured to be fully collateralized, is not subject to an aggregate limit, and is subject to certain exclusions. The cumulative amounts ceded under the loss portfolio transfer were $459.3 million, $456.2 million and $391.8 million as of December 31, 2024, 2023, and 2022, respectively.

### *Combined Loss Portfolio Transfer and Adverse Development Cover*

On July 2, 2024, James River entered into a Combined Loss Portfolio Transfer and Adverse Development Cover Reinsurance Contract (the "E&S ADC") with State National Insurance Company, Inc. ("State National"). The transaction closed upon signing.

The E&S ADC was effective January 1, 2024 (the "Effective Date") and applies to James River's Excess & Surplus Lines segment casualty portfolio losses attaching to premium earned during 2010 – 2023 (both years inclusive), excluding, among others, losses related to commercial auto policies issued to a former large insured or its affiliates (the "Subject Business"). Pursuant to the E&S ADC, (a) State National reinsures 85% of losses paid on and after the Effective Date in respect of the Subject Business in excess of $716.6 million up to an aggregate limit of $467.1 million (with State National's share of the aggregate limit being $397.0 million) in exchange for a reinsurance premium paid by James River equal to $313.2 million, (b) James River continues to manage claims and to manage and collect the benefit of other existing third-party reinsurance on the Subject Business, which third-party reinsurance inures to the benefit of the E&S ADC, and (c) James River is entitled to a profit commission of 50% of any favorable development on the business ceded to State National below 104.5% of carried reserves, which profit commission shall not exceed $87.0 million in total. The Company has $41.2 million of aggregate limit remaining on the E&S ADC at December 31, 2024.

### Adverse Development Cover

On November 11, 2024, Enstar, through its subsidiary Cavello Bay Reinsurance Limited, entered into an adverse development cover agreement with James River (the "E&S Top Up ADC"), pursuant to which, in exchange for a premium of $52.8 million (less an amount equal to the federal excise tax payable on the premium), Cavello Bay reinsures, effective January 1, 2024, 100% of the losses associated with James River's Excess & Surplus Lines segment casualty portfolio losses attaching to premium earned during 2010 – 2023 (both years inclusive). The E&S Top Up ADC excludes losses related to commercial auto policies issued to a former large insured or its affiliates and is subject to a retention by James River of $1,183.7 million (the limit of the E&S ADC) and up to an aggregate limit of $75.0 million. The E&S Top Up ADC closed on December 23, 2024. The Company recognized a $52.8 million reduction in pre-tax income in connection with the adverse development cover upon closing. The Company has $75.0 million of aggregate limit remaining on the E&S Top Up ADC at December 31, 2024.

### Retroactive Reinsurance Accounting

The Company periodically reevaluates the remaining reserves subject to the Commercial Auto LPT, the E&S ADC, and the E&S Top Up ADC, and when recognized adverse prior year development on the subject business causes the cumulative amounts ceded under the agreements to exceed the consideration paid, the agreements move into a gain position subject to retroactive reinsurance accounting under GAAP. Gains are deferred under retroactive reinsurance accounting and recognized in earnings in proportion to actual paid recoveries under the agreements using the recovery method. While the deferral of gains can introduce volatility in our results in the short-term, over the life of the contract, we would expect no economic impact to the Company as long as the counterparty performs under the contract and losses are within the limit. The impact of retroactive reinsurance accounting is not indicative of our current and ongoing operations.

The following tables summarize the retroactive reinsurance accounting for the Commercial Auto LPT and the E&S ADC for the years ended December 31, 2024, 2023, and 2022.

| | Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
| --- | --- | --- | --- |
| | *(in thousands)* | | |
| **Commercial Auto LPT** | | | |
| Deferred retroactive reinsurance gain at beginning of period | $ 20,733 | $ 15,742 | $ — |
| Adverse prior year development on subject business | 3,051 | 64,403 | 46,697 |
| Retroactive reinsurance benefits under the recovery method | (14,562) | (59,412) | (30,955) |
| Deferred retroactive reinsurance gain at end of period | $ 9,222 | $ 20,733 | $ 15,742 |
| **E&S ADC** | | | |
| Deferred retroactive reinsurance gain at beginning of period | $ — | $ — | $ — |
| Adverse prior year development on subject business | 48,748 | — | — |
| Retroactive reinsurance benefits under the recovery method | — | — | — |
| Deferred retroactive reinsurance gain at end of period | $ 48,748 | $ — | $ — |
| **Total** | | | |
| Deferred retroactive reinsurance gain at beginning of period | $ 20,733 | $ 15,742 | $ — |
| Adverse prior year development on subject business | 51,799 | 64,403 | 46,697 |
| Retroactive reinsurance benefits under the recovery method | (14,562) | (59,412) | (30,955) |
| Deferred retroactive reinsurance gain at end of period | $ 57,970 | $ 20,733 | $ 15,742 |

*Premiums*

Insurance premiums are earned ratably over the terms of our insurance policies, generally twelve months. The following table summarizes the change in premium volume by component and business segment:

|  | Year Ended December 31, | | % Change |
|---|---|---|---|
|  | **2024** | **2023** |  |
|  | *($ in thousands)* | | |
| Gross written premiums: | | | |
| Excess and Surplus Lines | $1,017,029 | $1,007,351 | *1.0%* |
| Specialty Admitted Insurance | 414,743 | 501,309 | *(17.3)%* |
|  | $1,431,772 | $1,508,660 | *(5.1)%* |
| Net written premiums: | | | |
| Excess and Surplus Lines | $ 508,445 | $ 589,551 | *(13.8)%* |
| Specialty Admitted Insurance | 72,409 | 104,350 | *(30.6)%* |
|  | $ 580,854 | $ 693,901 | *(16.3)%* |
| Net earned premiums: | | | |
| Excess and Surplus Lines | $ 512,237 | $ 609,566 | *(16.0)%* |
| Specialty Admitted Insurance | 87,959 | 98,439 | *(10.6)%* |
|  | $ 600,196 | $ 708,005 | *(15.2)%* |

Gross written premiums for the Excess and Surplus Lines segment (which represents 71.0% of our consolidated gross written premiums from continuing operations in 2024) increased 1.0% from the prior year reflecting growth in our casualty underwriting divisions, partially offset by a decline in Excess Property. Amid moderating rate increases and increased competition, we are remaining selective in our Excess Property portfolio. Total policy submissions for Core E&S lines (excluding commercial auto) in 2024 increased 7.5% from the prior year largely due to a 7.7% increase in new business submissions as the segment focused on growing new business with smaller account sizes. Renewal rates for the Excess and Surplus Lines segment were up 9.0% compared to 2023. The change in gross written premiums was notable in several divisions as shown below:

|  | Year Ended December 31, | | % Change |
|---|---|---|---|
|  | **2024** | **2023** |  |
| Excess Casualty | $ 325,017 | $ 339,870 | *(4.4)%* |
| General Casualty | 237,632 | 202,861 | *17.1%* |
| Manufacturers & Contractors | 176,494 | 180,074 | *(2.0)%* |
| Excess Property | 53,254 | 64,574 | *(17.5)%* |
| Environmental | 20,096 | 13,832 | *45.3%* |
| All other Core E&S divisions | 176,717 | 176,761 | *—%* |
| Total Core E&S divisions | 989,210 | 977,972 | *1.1%* |
| Commercial Auto | $ 27,819 | $ 29,379 | *(5.3)%* |
| Excess and Surplus Lines gross written premium | $1,017,029 | $1,007,351 | *1.0%* |

The components of gross written premiums for the Specialty Admitted Insurance segment (which represents 29.0% of our 2024 consolidated gross written premiums) are as follows:

|  | Year Ended December 31, | | % Change |
|---|---|---|---|
|  | 2024 | 2023 |  |
|  | ($ in thousands) | | |
| Fronting and program premium | $410,391 | $455,767 | (10.0)% |
| Individual risk workers' compensation premium | 4,352 | 45,542 | (90.4)% |
| Specialty Admitted gross written premium | $414,743 | $501,309 | (17.3)% |

Our fronting written premium decreased from the prior year driven by the June 2023 non-renewal of a large California workers' compensation program which represented $21.3 million and $96.5 million of gross written premiums for the years ended December 31, 2024 and 2023, respectively. Excluding the non-renewed program, our fronting written premium increased 8.3% over the prior year driven primarily by the continued expansion of existing fronting relationships. Our largest fronting relationship represented $175.7 million or 42.4% of segment gross written premium in 2024 compared to $163.1 million or 32.5% in 2023. The Company has received notifications of non-renewal of the programs with this agent which will decrease future written premiums over time, and result in a run-off of the account beginning July 1, 2025. Individual risk workers' compensation premium declined due to the September 2023 sale of the renewal rights to that business.

### Net Retention

The ratio of net written premiums to gross written premiums is referred to as our net premium retention. Our net premium retention by segment is as follows:

|  | Year Ended December 31, | |
|---|---|---|
|  | 2024 | 2023 |
| Excess and Surplus Lines | 50.0% | 58.5% |
| Specialty Admitted Insurance | 17.5% | 20.8% |
| Total | 40.6% | 46.0% |

The lower net premium retention for the Excess and Surplus Lines segment in 2024 reflects the $52.8 million of ceded premium recorded upon execution of the E&S Top Up ADC in the fourth quarter of 2024 and premium adjustments associated with prior years including reinstatement premium which reduced net written premiums and the net retention ratios. The premium adjustments totaled $13.7 million and $16.4 million in the years ended December 31, 2024 and 2023, respectively. In addition, the renewal of a quota share treaty, effective July 1, 2023, increased premium cessions across all underwriting divisions other than Excess Casualty and resulted in lower retentions for the segment.

The net premium retention for the Specialty Admitted Insurance segment decreased in 2024 as fronting business, where we retain a much smaller percentage, represents a greater portion of the book following the sale of the renewal rights to the individual risk workers' compensation business in the prior year third quarter. The net retention on the fronting business was 17.0% for the year ended December 31, 2024, up from 15.3% for the year ended December 31, 2023 due to the mix of business and changes in reinsurance as coverages renew.

### Segment Results

The following table presents our combined ratios by segment:

|  | Year Ended December 31, | |
|---|---|---|
|  | 2024 | 2023 |
| Excess and Surplus Lines | 115.1% | 91.1% |
| Specialty Admitted Insurance | 92.2% | 95.9% |
| Total | 117.6% | 96.5% |

*Excess and Surplus Lines Segment*

Results for the Excess and Surplus Lines segment are as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | % Change |
| | ($ in thousands) | | |
| Gross written premiums . . . . . . . . . . . . . . . . . . . . . . . . . | $1,017,029 | $1,007,351 | *1.0%* |
| Net written premiums . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 508,445 | $ 589,551 | *(13.8)%* |
| Net earned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 512,237 | $ 609,566 | *(16.0)%* |
| Losses and loss adjustment expenses . . . . . . . . . . . . . . | (448,714) | (420,044) | *6.8%* |
| Underwriting expenses . . . . . . . . . . . . . . . . . . . . . . . . . | (140,978) | (135,175) | *4.3%* |
| Underwriting (loss) profit[1] . . . . . . . . . . . . . . . . . . . . . | $ (77,455) | $ 54,347 | *—* |
| Ratios: | | | |
| Loss ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 87.6% | 68.9% | |
| Expense ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27.5% | 22.2% | |
| Combined ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 115.1% | 91.1% | |
| Accident year loss ratio . . . . . . . . . . . . . . . . . . . . . . . | 64.3% | 61.9% | |

*(1) Underwriting (Loss) Profit is a non-GAAP Measure. See "Reconciliation of Non-GAAP Measures."*

The Excess and Surplus Lines segment produced an underwriting loss of $77.5 million (combined ratio of 115.1%) in 2024 compared to an underwriting profit of $54.3 million (combined ratio of 91.1%) in 2023. Underwriting results for the year ended December 31, 2024 were impacted by $76.7 million or 15.0 percentage points of net adverse reserve development, including a $52.2 million reserve charge upon execution of the E&S ADC (consideration paid in excess of initial reserves). The underwriting loss also reflects $52.8 million of ceded premium recorded upon execution of the E&S Top Up ADC in the fourth quarter of 2024. The E&S Top Up ADC ceded premium increased the segment combined ratio by 10.7 points. Underwriting results for the year ended December 31, 2023 included $32.6 million or 5.3 percentage points of net adverse reserve development in our loss estimates for prior accident years.

Underwriting results for the years ended December 31, 2024 and 2023 also include $13.7 million and $16.4 million, respectively, of premium adjustments associated with prior years including reinstatement premium which reduced net written and net earned premiums, and underwriting profit. The impact of the premium adjustments was a 3.0 and 2.4 percentage point increase in the segment combined ratios in the respective years.

The higher loss ratio of 87.6% for the year ended December 31, 2024 as compared to the 68.9% loss ratio for the year ended December 31, 2023 primarily reflects the higher net adverse reserve development (15.0 percentage points in 2024 compared to 5.3 percentage points in 2023), and an 8.2 point increase in 2024's ratio due to the E&S Top Up ADC ceded premium. The impact of the premium adjustments was a 2.3 and 1.8 percentage point increase in the segment loss ratios in the respective years.

The expense ratio increased from 22.2% in 2023 to 27.5% in 2024 reflecting higher compensation and bad debt expenses, and lower net earned premiums including a 2.5 point increase in the 2024 expense ratio due to the E&S Top Up ADC ceded premium of $52.8 million.

*Specialty Admitted Insurance Segment*

Results for the Specialty Admitted Insurance segment are as follows:

| | Year Ended December 31, | | % Change |
|---|---|---|---|
| | **2024** | **2023** | |
| | *($ in thousands)* | | |
| Gross written premiums | $414,743 | $501,309 | *(17.3)%* |
| Net written premiums | $ 72,409 | $104,350 | *(30.6)%* |
| Net earned premiums | $ 87,959 | $ 98,439 | *(10.6)%* |
| Losses and loss adjustment expenses | (68,423) | (75,122) | *(8.9)%* |
| Underwriting expenses | (12,663) | (19,240) | *(34.2)%* |
| Underwriting profit[(1),(2)] | $ 6,873 | $ 4,077 | *68.6%* |
| Ratios: | | | |
| Loss ratio | 77.8% | 76.3% | |
| Expense ratio | 14.4% | 19.6% | |
| Combined ratio | 92.2% | 95.9% | |
| Accident year loss ratio | 78.5% | 77.3% | |

———————

*(1)   Underwriting Profit is a non-GAAP Measure. See "Reconciliation of Non-GAAP Measures."*

*(2)   Underwriting profit includes fee income of $21.0 million and $24.2 million for the years ended December 31, 2024 and 2023, respectively.*

The Specialty Admitted Insurance segment generated underwriting profits of $6.9 million and $4.1 million (combined ratios of 92.2% and 95.9%) for the years ended December 31, 2024 and 2023, respectively.

Lower written and earned premium volumes in 2024 reflect the Company's actions to reduce the workers' compensation book of business in the segment, including the non-renewal of a large California workers' compensation program and the sale of the renewal rights to the individual risk workers' compensation business in the prior year.

Net favorable development in our loss estimates for prior accident years was $607,000 and $1.0 million (0.7 and 1.0 percentage points) for the years ended December 31, 2024 and 2023, respectively. The favorable development in both 2024 and 2023 was attributable to lower than expected loss emergence in the workers' compensation book for prior accident years. The higher current accident year loss ratio in 2024 was primarily driven by changes in the mix of business for the segment.

The segment expense ratio for 2024 benefited from lower commissions driven by sliding scale and other adjustments on certain programs, as well as lower expenses for compensation and taxes, licenses, and fees following the reductions to our workers' compensation book in the prior year. The sale of the renewal rights to the individual risk workers' compensation business included the transfer of employees associated with the business.

*Corporate and Other Segment*

Other operating expenses for the Corporate and Other segment include personnel costs associated with the Bermuda and U.S. holding companies, professional fees, share based compensation for the full Company, and various other corporate expenses that were not reimbursed by our subsidiaries, including costs associated with rating agencies and strategic initiatives. The expenses are included in our calculation of consolidated underwriting profit, and in our consolidated expense ratio and combined ratio.

Total operating expenses of the Corporate and Other segment were $35.0 million and $33.9 million for the years ended December 31, 2024 and 2023, respectively. The higher current year expenses as compared to the prior year were largely driven by higher compensation and insurance costs.

*Investing Results*

Net investment income was $93.1 million for the year ended December 31, 2024 compared to $84.0 million in the prior year. The Company's private investments generated income of $4.9 million and $5.0 million for the years ended December 31, 2024 and 2023, respectively. Excluding private investments, our net investment income for the year ended December 31, 2024 increased 11.7% over the prior year principally due to higher yields on cash, cash equivalents, restricted cash equivalents, and short-term investments.

Major categories of the Company's net investment income are summarized as follows:

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
|  | *(in thousands)* | |
| Fixed maturity securities | $48,262 | $49,793 |
| Bank loan participations | 16,992 | 11,984 |
| Equity securities | 7,424 | 6,548 |
| Other invested assets: | | |
| Renewable energy investments | 1,878 | 3,143 |
| Other private investments | 2,977 | 1,906 |
|  | 4,855 | 5,049 |
| Cash, cash equivalents, restricted cash equivalents, and short-term investments | 19,249 | 13,703 |
| Gross investment income | 96,782 | 87,077 |
| Investment expense | (3,693) | (3,031) |
| Net investment income | $93,089 | $84,046 |

The following table summarizes our investment returns:

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
| Annualized gross investment yield on: | | |
| Average cash and invested assets | 4.8% | 4.6% |
| Average fixed maturity securities | 4.5% | 4.4% |

Of our total cash and invested assets of $1,914.7 million at December 31, 2024 (excluding restricted cash equivalents), $362.3 million represents the cash and cash equivalents portion of the portfolio. The majority of the portfolio, or $1,189.7 million, is comprised of fixed maturity securities that are classified as available-for-sale and carried at fair value with unrealized gains and losses on these securities reported, net of applicable taxes, as a separate component of accumulated comprehensive income or loss. Also included in our investments are $142.4 million of bank loan participations, $86.5 million of equity securities, $97.1 million of short-term investments, and $36.7 million of other invested assets.

Bank loan participations generally provide a higher yield than our portfolio of fixed maturity securities and are primarily senior, secured floating-rate debt rated "BB", "B", or "CCC" by Standard & Poor's or an equivalent rating from another nationally recognized statistical rating organization, and are therefore below investment grade. Bank loans include assignments of and participations in performing and non-performing senior corporate debt generally acquired through primary bank syndications and in secondary markets. They consist of, but are not limited to, term loans, the funded and unfunded portions of revolving credit facilities, and similar loans and investments. Bank loan participations are measured at fair value pursuant to the Company's election of the fair value option, and changes in unrealized gains and losses in bank loan participations are reported in our income statement as net realized and unrealized gains (losses) on investments. At December 31, 2024 and 2023, the fair value of these securities was $142.4 million (aggregate unpaid principal balance of $149.4 million) and $156.2 million (aggregate unpaid principal balance of $164.3 million), respectively.

The Company invests selectively in private debt and equity opportunities. These investments comprise the Company's other invested assets and are primarily focused in renewable energy, limited partnerships, and notes receivable for structured private specialty credit. Equity interests in various renewable energy LLCs generated investment income of $1.7 million and $2.9 million for the years ended December 31, 2024 and 2023, respectively. The Company's former Non-Executive Chairman invested in certain of these LLCs. During the fourth quarter of 2022, the underlying projects in two of our LLCs were sold at the manager's discretion. We received proceeds of $2.0 million and $3.6 million from these sales during the years ended December 31, 2024 and 2023. The remaining investments had a carrying value of $7.7 million at December 31, 2024.

Investments in loans for renewable energy projects had investment income of $138,000 and $244,000 for the years ended December 31, 2024 and 2023, respectively. During 2024, the Company received the remaining principal of $1.4 million on the notes receivable. The Company owns investments in limited partnerships that invest in concentrated portfolios including publicly-traded small cap equities, loans of middle market private equity sponsored companies, private equity general partnership interests, commercial mortgage-backed securities, specialty private credit, and tranches of distressed home loans. Investment income from these partnerships was $2.4 million and $1.6 million for the years ended December 31, 2024 and 2023, respectively. Together, these limited partnerships had a carrying value of $15.1 million at December 31, 2024. Income from the Company's investments in renewable energy LLCs and limited partnerships is recognized under the equity method of accounting. At December 31, 2024, the Company held $13.9 million in two notes receivable for structured private credit. Previously, the Company held $4.5 million of subordinated notes issued by a bank holding company that matured on August 12, 2023. The Company's former Non-Executive Chairman was previously the Lead Independent Director of the bank holding company and an investor in the bank holding company. Interest income from both notes was $584,000 and $340,000 for the years ended December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, the Company recognized net realized and unrealized investment gains of $3.6 million, including $1.1 million of net realized investment losses on the sale of fixed maturity securities, $3.2 million of net realized investment losses on the sale of bank loans securities, $9.6 million of net realized investment gains on the sale of equity securities, $620,000 of losses for the change in fair value of bank loans, $873,000 of losses for the change in fair value of equity securities, and an impairment loss of $207,000 for one fixed maturity security due to the Company's inability to hold the security until a recovery in its value to the amortized cost basis.

For the year ended December 31, 2023, the Company recognized net realized and unrealized investment gains of $10.4 million, including $339,000 of net realized investment losses on the sale of fixed maturity securities, $3.5 million of net realized investment losses on the sale of bank loans, $1.5 million of net realized investment gains on the sale of equity securities, $9.0 million of gains for the change in fair value of bank loans, and $3.7 million of gains for the change in fair value of equity securities.

In conjunction with its outside investment managers, the Company performs quarterly reviews of all securities within its investment portfolio to determine whether any impairment has occurred.

Management concluded that none of the fixed maturity securities with an unrealized loss at December 31, 2024 or 2023 experienced an other-than-temporary credit related impairment. During the year ended December 31, 2024, management recognized an impairment loss of $207,000 for one fixed maturity security due to the Company's inability to hold the security until a recovery in its value to the amortized cost basis. For the remainder of securities in an unrealized loss position, management does not intend to sell the securities and it is not "more likely than not" that the Company will be required to sell these securities before a recovery in their value to their amortized cost basis occurs.

At December 31, 2024, our available-for-sale fixed maturity securities had net unrealized losses of $88.6 million representing 6.9% of the amortized cost of the portfolio. Additionally, at December 31, 2024, 100.0% of our fixed maturity security portfolio was rated "BBB-" or better ("investment grade") by Standard & Poor's or had an equivalent rating from another nationally recognized statistical rating organization. The average duration of our invested assets and cash, excluding restricted cash, was 3.4 years at December 31, 2024.

The amortized cost and fair value of our available-for-sale fixed maturity securities were as follows:

| | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | Cost or Amortized Cost | Fair Value | % of Total Fair Value | Cost or Amortized Cost | Fair Value | % of Total Fair Value |
| | *($ in thousands)* | | | | | |
| **Fixed maturity securities, available-for-sale:** | | | | | | |
| State and municipal . . . . . . . . . . | $ 223,009 | $ 196,564 | *16.5%* | $ 273,462 | $ 248,837 | *18.8%* |
| Residential mortgage-backed . . . | 352,064 | 326,227 | *27.4%* | 336,064 | 317,928 | *24.0%* |
| Corporate . . . . . . . . . . . . . . . . | 503,610 | 475,485 | *40.0%* | 530,408 | 505,728 | *38.2%* |
| Commercial mortgage and asset-backed . . . . . . . . . . . . . | 178,238 | 170,458 | *14.3%* | 235,302 | 222,853 | *16.8%* |
| U.S. Treasury securities and obligations guaranteed by the U.S. government . . . . . . . . . . | 21,416 | 20,999 | *1.8%* | 29,900 | 29,130 | *2.2%* |
| Total fixed maturity securities, available-for-sale . . . . . . . . . . . . | $1,278,337 | $1,189,733 | *100.0%* | $1,405,136 | $1,324,476 | *100.0%* |

The following table sets forth the composition of the Company's portfolio of fixed maturity securities by rating as of December 31, 2024:

| Standard & Poor's or Equivalent Designation | Fair Value | % of Total |
|---|---|---|
| | *($ in thousands)* | |
| AAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 230,065 | 19.4% |
| AA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 491,953 | 41.3% |
| A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 335,313 | 28.2% |
| BBB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 132,402 | 11.1% |
| Below BBB and unrated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | —% |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,189,733 | 100.0% |

At December 31, 2024, our portfolio of available-for-sale fixed maturity securities contained corporate fixed maturity securities with a fair value of $475.5 million. A summary of these securities by industry segment is shown below as of December 31, 2024:

| Industry | Fair Value | % of Total |
|---|---|---|
| | *($ in thousands)* | |
| Industrials and other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 81,563 | 17.2% |
| Consumer Discretionary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 41,672 | 8.8% |
| Financial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 190,027 | 40.0% |
| Health Care . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34,807 | 7.3% |
| Consumer Staples . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36,124 | 7.5% |
| Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 91,292 | 19.2% |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $475,485 | 100.0% |

Corporate available-for-sale fixed maturity securities include publicly traded securities and privately placed bonds as shown below as of December 31, 2024:

| Public/Private | Fair Value | % of Total |
|---|---|---|
| | ($ in thousands) | |
| Publicly traded | $437,936 | 92.1% |
| Privately placed | 37,549 | 7.9% |
| Total | $475,485 | 100.0% |

The amortized cost and fair value of our available-for-sale investments in fixed maturity securities summarized by contractual maturity are as follows:

| | December 31, 2024 | | |
|---|---|---|---|
| | Amortized Cost | Fair Value | % of Total Fair Value |
| | ($ in thousands) | | |
| Due in: | | | |
| One year or less | $ 23,591 | $ 23,350 | 2.0% |
| After one year through five years | 325,901 | 318,588 | 26.8% |
| After five years through ten years | 252,201 | 227,714 | 19.1% |
| After ten years | 146,342 | 123,396 | 10.4% |
| | 748,035 | 693,048 | 58.3% |
| Residential mortgage-backed | 352,064 | 326,227 | 27.4% |
| Commercial mortgage and asset-backed | 178,238 | 170,458 | 14.3% |
| Total | $1,278,337 | $1,189,733 | 100.0% |

### Other Income and Expense

Other income and expense items netted to expense of $14,000 and income of $424,000 for the years ended December 31, 2024 and 2023, respectively. Included in 2024 are non-operating expenses of $6.1 million primarily consisting of legal and other professional fees and other expenses related to various strategic initiatives, partially offset by $5.4 million of broker incentive rebates in the Excess and Surplus Lines segment and $660,000 of income related to interest income from trust preferred securities and distributions from a joint venture interest. Included in 2023 are a $2.2 million gain on the sale of the renewal rights to the IRWC business in the Specialty Admitted Insurance segment, $1.3 million of broker incentive rebates in the Excess and Surplus Lines segment, and $693,000 of income related to interest income from trust preferred securities and distributions from a joint venture interest, partially offset by non-operating expenses of $3.8 million primarily consisting of legal fees related to a purported class action lawsuit and legal and other professional fees and other expenses related to various strategic initiatives including the sale of renewal rights to the IRWC business in the Specialty Admitted Insurance segment.

### Interest Expense

Interest expense was $24.7 million and $24.6 million for the years ended December 31, 2024 and 2023, respectively. See "— Liquidity and Capital Resources — Sources and Uses of Funds" below for information regarding our senior debt facilities and trust preferred securities.

### Amortization of Intangibles

The Company recorded $363,000 of amortization of intangibles in each of the years ended December 31, 2024 and 2023.

### Goodwill and Impairment

We test goodwill and other intangible assets in each operating segment for impairment at least annually. The fair value of the reporting units is determined by weighting the results of a discounted cash flow analysis and a valuation derived from a market-based approach. Intangible assets are valued using various methodologies. The projection of future cash flows is dependent upon assumptions on the future levels of income as well as business trends, prospects and market and economic conditions.

We perform this assessment to determine whether there has been any impairment in the value of goodwill or intangible assets by comparing its fair value to the net carrying value of the reporting units. If the carrying value exceeds its estimated fair value, an impairment loss is recognized and the asset is written down accordingly.

On September 29, 2023, the Company completed the sale of the renewal rights to the IRWC business in the Specialty Admitted Insurance segment. Upon closing of the transaction, the Company recognized an impairment charge of $2.5 million related to the trademark intangible asset in 2023 associated with the IRWC business.

The Company completed its impairment tests and fair value analysis for goodwill and other intangible assets during the fourth quarter of 2024 and 2023. No impairment was present for the years ended December 31, 2024 or 2023 except for the $2.5 million related to the trademark intangible asset in 2023 as mentioned above.

### Income Tax Expense

Our effective tax rate fluctuates from period to period based on the relative mix of income reported by country and the respective tax rates imposed by each tax jurisdiction. For the years ended December 31, 2024 and 2023, our effective tax rate was 10.7% and 29.6%, respectively. The Company does not receive a U.S. tax deduction for losses in Bermuda. Bermuda had losses in both years because of Bermuda holding company expenses. For U.S.-sourced income, the Company's U.S. federal income tax expense differs from the amounts computed by applying the federal statutory income tax rate to income before taxes due primarily to interest income on tax-advantaged state and municipal securities, dividends received income, and excess tax benefits and expenses on share based compensation.

The Company has a deferred tax asset of $18.6 million at December 31, 2024 associated with unrealized losses in the Company's available-for-sale fixed maturity securities portfolio. The unrealized losses are attributable to changes in market interest rates and other economic factors rather than credit-related factors of the issuers. The Company does not intend to sell available-for-sale debt securities in an unrealized loss position, and it is not "more likely than not" that the Company will be required to sell these securities before a recovery in their fair value to their amortized cost basis occurs. The Company's hold to recovery assertion related to investments in an unrealized loss position is considered a tax planning strategy. Both the cash generated by the Company from operating activities and the unused capacity on the Company's unsecured revolving credit facilities reduce the likelihood of having to sell debt securities in an unrealized loss position. As a result, the Company has concluded that no valuation allowance is required for the deferred tax asset associated with unrealized losses on its investments at December 31, 2024.

*Year Ended December 31, 2023 Compared to Year Ended December 31, 2022*

For a discussion of our results for the year ended December 31, 2023 as compared to year ended December 31, 2022, please refer to our 2023 Form 10-K filed with the SEC on February 29, 2024.

### Liquidity and Capital Resources

### Sources and Uses of Funds

Our sources of funds consist primarily of premiums written, investment income, reinsurance recoveries, proceeds from sales and redemptions of investments, borrowings on our credit facilities, and the issuance of common shares and Series A Preferred Shares. We use operating cash flows primarily to pay operating expenses, losses and loss adjustment expenses, reinsurance premiums, and income taxes. Cash flow from operations may differ substantially from net income. The potential for a large claim under an insurance contract means that substantial and unpredictable payments may need to be made within relatively short periods of time.

The following table summarizes our total cash flows including both continuing and discontinued operations, consistent with the presentation in our Consolidated Statements of Cash Flows:

|  | Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2023 | 2022 |
|  | (in thousands) | | |
| Cash and cash equivalents provided by (used in): | | | |
| Operating activities (excluding restricted cash equivalents) . . . . . . . . . | $(203,341) | $118,719 | $ 221,524 |
| Investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 307,032 | 16,732 | (328,154) |
| Financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (28,846) | (21,115) | 89,671 |
| Change in cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . | 74,845 | 114,336 | (16,959) |
| Change in restricted cash equivalents (operating activities) . . . . . . . . . | (43,744) | (30,766) | 1,210 |
| Change in cash, cash equivalents, and restricted cash equivalents . . . . | $ 31,101 | $ 83,570 | $ (15,749) |

Cash used in operating activities excluding restricted cash equivalents of $203.3 million for the year ended December 31, 2024 principally reflects $313.2 million and $52.8 million of reinsurance premium paid in 2024 related to the E&S ADC and E&S Top Up ADC, respectively. Cash provided by operating activities excluding restricted cash equivalents of $118.7 million and $221.5 million for the years ended December 31, 2023 and 2022, respectively, was driven by the growth in our U.S. segments and the collection of premiums receivable at a quicker rate than payments of loss and loss adjustment expenses. The cash provided by operating activities declined in 2023 relative to 2022 due to the suspension of underwriting activities of JRG Re in 2023. Cash (used in) provided by operating activities from continuing operations excluding restricted cash equivalents was $(178.2) million, $234.6 million, and $246.6 million for the years ended December 31, 2024, 2023, and 2022, respectively, compared to cash used in operating activities of discontinued operations of $25.1 million, $115.9 million, and $25.1 million in the respective years.

Cash provided by investing activities of $307.0 million in 2024 reflects the $96.4 million of proceeds from the sale of JRG Re and the sale of investments to fund the reinsurance premiums for the E&S ADC and E&S Top Up ADC. In 2023, cash provided by investing activities of $16.7 million was driven by the suspension of underwriting activities of JRG Re and the withdrawal of invested assets in that company to fund claims and operating expenses. Cash used in investing activities for 2022 of $328.2 million reflects our efforts to enhance the yield in our investment portfolio by investing available cash and cash equivalents into higher yielding investments. Cash and cash equivalents (excluding restricted cash equivalents) comprised 18.9%, 13.9%, and 7.3% of total cash and invested assets at December 31, 2024, 2023, and 2022, respectively. Cash provided by (used in) investing activities from continuing operations was $243.9 million, $(98.4) million, and $(336.7) million for the years ended December 31, 2024, 2023, and 2022, respectively, compared to cash provided by investing activities of discontinued operations of $63.1 million, $115.1 million, and $8.5 million in the respective years.

Cash (used in) provided by financing activities above relate entirely to continuing operations for all years. Cash used in financing activities of $28.8 million for the year ended December 31, 2024 includes a $21.5 million repayment of an unsecured loan under the 2017 facility, $12.5 million received for the common share investment by Enstar, $12.8 million of dividends paid on the Series A Preferred Shares, $6.2 million of dividends paid to common shareholders, and $847,000 of payroll taxes withheld and remitted on net settlement of restricted share units ("RSUs"). Cash used in financing activities of $21.1 million for the year ended December 31, 2023 includes $7.7 million of dividends paid to common shareholders, $10.5 million of dividends paid on the Series A Preferred Shares, $1.1 million of paid issuance costs related to the amendment of the 2013 Facility in July, 2023, and $1.7 million of payroll taxes withheld and remitted on net settlement of RSUs. Cash provided by financing activities of $89.7 million for the year ended December 31, 2022 includes $144.9 million of net proceeds (after expenses) from the issuance and sale of 150,000 Series A Preferred Shares on March 1, 2022. The proceeds were used for general corporate purposes and to repay $40.0 million of loans outstanding on the 2017 Facility (as defined below) on March 28, 2022. Financing activities for the year ended December 31, 2022 also include $7.8 million of dividends paid to common shareholders, $6.1 million of dividends paid on the Series A Preferred Shares, and $1.3 million of payroll taxes withheld and remitted on net settlement of RSUs.

As permitted under the agreements establishing the Indemnity Trust and the LPT Trust, we have withdrawn collateral from the Indemnity Trust and the LPT Trust to fund the Loss Fund Trust as required under the Administrative Services Agreement. Amounts on deposit in the Loss Fund Trust are included in restricted cash equivalents on the Company's consolidated balance sheet. See "*Amounts Recoverable from an Indemnifying Party and Reinsurer on Legacy Commercial Auto Book*" below.

*Dividends*

We are organized as a Bermuda holding company with our operations conducted by our wholly-owned subsidiaries. Accordingly, our holding company may receive cash through loans from banks, issuance of equity and debt securities, corporate service fees or dividends received from our subsidiaries and/or other transactions. Our U.S. holding company may receive cash in a similar manner and also through payments from our subsidiaries pursuant to our U.S. consolidated tax allocation agreement.

The payment of dividends by our subsidiaries to us is limited by statute. In general, the laws and regulations applicable to our domestic insurance subsidiaries limit the aggregate amount of dividends or other distributions that they may declare or pay within any 12-month period without advance regulatory approval. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10.0% of statutory surplus at the end of the preceding year. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. See Item 1. Business — U.S. Insurance Regulation — State Regulation" for additional information. The maximum amount of dividends available to the U.S. holding company from our U.S. insurance subsidiaries during 2025 without regulatory approval is $64.3 million.

Holders of the Series A Preferred Shares are entitled to a dividend at the rate of 7% of the $1,000 liquidation preference per share (the "Liquidation Preference") per annum, paid in cash, in-kind in common shares or in Series A Preferred Shares, at our election. On October 1, 2029, and each five-year anniversary thereafter, the dividend rate will reset to a rate equal to the five-year U.S. treasury rate plus 5.2%, provided, that the dividend rate shall not exceed 8.0%. Dividends accrue and are payable quarterly. For the years ended December 31, 2024, 2023, and 2022, cash dividends of $10.1 million, $10.5 million, and $8.8 million were declared, respectively. Cash dividends paid were $12.8 million, $10.5 million, and $6.1 million in the respective years.

At December 31, 2024, our Bermuda holding company had $64.5 million of cash and cash equivalent assets. Our U.S. holding company had $9.5 million of cash and invested assets at December 31, 2024, comprised of cash and cash equivalents of $6.0 million, preferred stock of $3.1 million, and other invested assets of $464,000, which are not subject to regulatory restrictions. Additionally, our U.K. intermediate holding company had no invested assets and cash of less than $10,000 at December 31, 2024.

*Credit Agreements*

The Company has a $257.5 million senior revolving credit facility (as amended or amended and restated, the "2013 Facility"). The 2013 Facility is comprised of the following at December 31, 2024:

- A $212.5 million unsecured revolving facility to meet the working capital needs of the Company. All unpaid principal on the revolver is due at maturity. Interest accrues quarterly and is payable in arrears, currently at 1-month SOFR (the Company, per the terms of the credit agreement, can elect between one, three, or six month interest periods) plus a 0.1% SOFR index adjustment and a SOFR margin (1.75% at December 31, 2024), which is subject to change according to terms in the credit agreement. At December 31, 2024 and 2023, the Company had a drawn balance of $185.8 million outstanding on the unsecured revolver.

- A $45.0 million secured revolving facility to issue letters of credit for the benefit of third-party reinsureds. At December 31, 2024, the Company had $7.5 million of letters of credit issued under the secured facility, all of which are collateralized by a back-to-back letter of credit issued by Comerica Bank on behalf of JRG Re.

On July 7, 2023, the Company entered into a Third Amended and Restated Credit Agreement for the 2013 Facility which, among other things, extended the maturity date of such facility until July 7, 2026 and increased the applicable interest rate and letter of credit fees. The 2013 Facility has been amended from time to time, including on April 16, 2024 when the 2013 Facility was amended in connection with the closing of the sale of JRG Re by the Company to (i) release JRG Re as a borrower and release all collateral pledged by JRG Re thereunder, and (ii) decrease the secured revolving facility commitment from $102.5 million to $45.0 million.

Additionally, the Third Amended and Restated Credit Agreement provides for an accordion feature that permits the Company to request that one or more lenders (without the consent of the other lenders) or one or more financial institutions which were not previously party to the Third Amended and Restated Credit Agreement (with the consent of the administrative agent) provide it with increases in the secured or unsecured revolving credit facilities of up to an aggregate of $100.0 million, which is unchanged from the accordion feature set forth in the Second Amended and Restated Credit Agreement. The Company's ability to request such increases in the revolving credit facility is subject to its compliance with customary conditions set forth in the Third Amended and Restated Credit Agreement.

The 2013 Facility contains certain financial and other covenants (including minimum net worth, maximum ratio of total adjusted debt outstanding to total capitalization, and financial strength ratings) with which the Company was in compliance at December 31, 2024.

On August 2, 2017, the Company and its former wholly-owned subsidiary, JRG Re, together as borrowers, entered into a credit agreement (the "2017 Facility") that provided the Company with a revolving line of credit of up to $100.0 million, which was used for loans and letters of credit made or issued, at the borrowers' option, on a secured or unsecured basis. The loans and letters of credit made or issued under the revolving line of credit were used to finance the Borrowers' general corporate purposes. Obligations under the 2017 Facility carried a variable rate of interest subject to terms in the credit agreement.

The 2017 Facility was amended from time to time since its inception in 2017, including on April 16, 2024 in connection with the closing of the sale of JRG Re by the Company to (i) release JRG Re as a borrower and release all collateral pledged by JRG Re thereunder, (ii) increase the applicable interest rates, (iii) eliminate the letter of credit portion of the facility, and (iv) to build in an automatic decrease of the facility amount by the amount of each letter of credit outstanding under the 2017 Facility as of the date of the amendment with effect from the date each such letter of credit is cancelled. The 2017 Facility was terminated in November 2024.

On May 26, 2004, we issued $15.0 million of senior debt due April 29, 2034. The senior debt is not redeemable by the holder or subject to sinking fund requirements. Interest accrues quarterly and is payable in arrears at a floating rate per annum equal to the 3-month SOFR and 3.85% margin plus a spread adjustment of 0.26%. This senior debt is redeemable at par prior to its stated maturity at our option in whole or in part. The terms of the senior debt contain certain covenants, with which we are in compliance at December 31, 2024, and which, among other things, restrict our ability to assume senior indebtedness secured by our U.S. holding company's common stock or its subsidiaries' capital stock or to issue shares of its subsidiaries' capital stock.

From May 2004 through January 2008, we sold trust preferred securities through five Delaware statutory trusts sponsored and wholly-owned by the Company or its subsidiaries. Each trust used the net proceeds from the sale of its trust preferred securities to purchase our floating-rate junior subordinated debt.

The following table summarizes the nature and terms of the junior subordinated debt and trust preferred securities outstanding at December 31, 2024 (including the Company's repurchase of a portion of these trust preferred securities):

| | James River Capital Trust I | James River Capital Trust II | James River Capital Trust III | James River Capital Trust IV | Franklin Holdings II (Bermuda) Capital Trust I |
|---|---|---|---|---|---|
| | | | ($ in thousands) | | |
| Issue date . . . . . . . . . . . | May 26, 2004 | December 15, 2004 | June 15, 2006 | December 11, 2007 | January 10, 2008 |
| Principal amount of trust preferred securities . . . . . | $7,000 | $15,000 | $20,000 | $54,000 | $30,000 |
| Principal amount of junior subordinated debt . . . . . | $7,217 | $15,464 | $20,619 | $55,670 | $30,928 |
| Carrying amount of junior subordinated debt net of repurchases . . . . . . . . . | $7,217 | $15,464 | $20,619 | $44,827 | $15,928 |
| Maturity date of junior subordinated debt, unless accelerated earlier . . . . . | May 24, 2034 | December 15, 2034 | June 15, 2036 | December 15, 2037 | March 15, 2038 |
| Trust common stock . . . . . | $ 217 | $ 464 | $ 619 | $ 1,670 | $ 928 |
| Interest rate, per annum . . . | Three-Month SOFR plus 4.3% | Three-Month SOFR plus 3.7% | Three-Month SOFR plus 3.3% | Three-Month SOFR plus 3.4% | Three-Month SOFR plus 4.3% |

All of the junior subordinated debt is currently redeemable at 100.0% of the unpaid principal amount at our option.

The junior subordinated debt contains certain covenants with which we are in compliance as of December 31, 2024.

At December 31, 2024 and December 31, 2023, the Company's leverage ratio was 26.6% and 26.0%, respectively. The leverage ratio is defined in our senior credit agreements as the ratio of adjusted consolidated debt to total capital. Adjusted consolidated debt treats trust preferred securities as equity capital up to 15% of total capital. Total capital is defined as total debt plus tangible equity excluding accumulated other comprehensive income. The maximum leverage ratio permitted by the agreements is 35.0%.

James River Insurance has access to certain credit products including advances through its membership in the Federal Home Loan Bank. Any advances would be in the form of collateralized short-term borrowings not to exceed 30% of the Company's total assets.

***Ceded Reinsurance***

Our insurance segments enter into reinsurance contracts to limit our exposure to potential losses arising from large risks, to protect against the aggregation of several risks in a common loss occurrence, and to provide additional capacity for growth. Our reinsurance is contracted under excess of loss and proportional quota share reinsurance contracts. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company's losses in excess of a specified amount. The premiums payable to the reinsurer are negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company's losses. In proportional quota share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company's losses arising out of a defined class of business in exchange for a corresponding percentage of premiums. The Company also utilizes facultative reinsurance to reduce the amount of exposure it retains on individual accounts according to its guidelines for accepting risk across various industry segments, locations and types of exposure. For the years ended December 31, 2024, 2023, and 2022 our net premium retention was 40.6%, 46.0% and 47.1%, respectively.

The following is a summary of our Excess and Surplus Lines segment's ceded reinsurance in place as of December 31, 2024:

| Line of Business | Company Retention |
| --- | --- |
| Casualty | |
| Specialty Casualty | Up to $3.2 million per occurrence.[1] |
| Primary Casualty | Up to $1.38 million per occurrence.[2] |
| Excess Casualty | Up to $1.98 million per occurrence. |
| Property | |
| Excess Property | Up to $5.0 million per risk.[3] |

———————————

(1) *Excluding Excess Casualty.*

(2) *Total exposure to any one claim is generally $694,000.*

(3) *The property catastrophe reinsurance treaty has a limit of $20.0 million per event with one reinstatement.*

We use catastrophe modeling software to analyze the risk of severe losses from hurricanes and earthquakes on our exposure. We utilize the model in our risk selection, pricing, and to manage our overall portfolio probable maximum loss ("PML") accumulations. A PML is an estimate of the amount we would expect to pay in any one catastrophe event within a given annual probability of occurrence (i.e. a return period or loss exceedance probability).

In our Excess and Surplus Lines segment, we write a small book of excess property insurance, but we do not write primary property insurance. The Excess and Surplus Lines segment has a specific proportional quota share treaty in effect to cover property risks. The proportional quota share treaty along with facultative reinsurance helps ensure that our net retained limit per risk will be $5.0 million or less.

Also in our Excess and Surplus Lines segment, a specialty casualty treaty providing $9.0 million in excess of $2.0 million coverage is subject to reinstatement premiums for treaty years spanning July 1, 2017 through July 1, 2022.

Based upon the modeling of our Excess and Surplus Lines and Specialty Admitted segments, it would take an event greater than the 1 in 1,000 year PML to exhaust our $20.0 million property catastrophe reinsurance. In the event of a catastrophe loss exhausting our $20.0 million property catastrophe reinsurance, we estimate our pre-tax cost would not exceed 2.5% of shareholders' equity, including reinstatement premiums and net retentions. In addition to this retention, we would retain any losses in excess of our reinsurance coverage limits.

The Commercial Auto LPT with Aleka reinsures substantially all of the Excess and Surplus Lines segment's legacy portfolio of commercial auto policies previously issued to Rasier. See "*Amounts Recoverable from an Indemnifying Party and Reinsurer on Legacy Commercial Auto Book*" below for further information on this reinsurance agreement.

The E&S ADC with State National applies to James River's Excess & Surplus Lines segment casualty portfolio losses attaching to premium earned during 2010 – 2023 (both years inclusive), excluding, among others, losses related to commercial auto policies issued to a former large insured or its affiliates. See "*Combined Loss Portfolio Transfer and Adverse Development Cover*" above for further information on this reinsurance agreement.

The E&S Top Up ADC with Enstar, through its subsidiary Cavello Bay Reinsurance Limited, reinsures 100% of the losses associated with James River's Excess & Surplus Lines segment portfolio losses attaching to premium earned during 2010 – 2023 (both years inclusive). This agreement excludes losses related to commercial auto policies issued to a former large insured or its affiliates. It is subject to a retention by James River of $1,183.7 million (the limit of the E&S ADC) and up to an aggregate limit of $75.0 million. See "*Enstar Strategic Partnership*" above for further information on this reinsurance agreement.

The following is a summary of our Specialty Admitted Insurance segment's ceded reinsurance in place as of December 31, 2024:

| Line of Business | Coverage |
| --- | --- |
| Casualty | |
|     Auto Programs | Quota share coverage for 62.5% – 100% of limits up to $1.5 million liability and $1.5 million physical damage per occurrence. |
|     General Liability & Professional Liability – Programs | Quota share coverage for 62.5% – 100% of limits up to $2.0 million per occurrence. |
|     Umbrella and Excess Casualty – Programs | Quota share coverage for at least 85% of limits up to $10.0 million per occurrence, and 82% of excess of loss coverage for $5.0 million in excess of $10.0 million. |
| Property | |
|     Property within Package – Programs | Quota share coverage for 100% of limits up to $40.0 million per risk. |
|     Excess Property | Quota share coverage for 100% of limits up to $53.0 million per occurrence. |
|     Aviation Programs | Quota share coverage for 82.5% of limits up to $25 million liability, $5.0 million hull, and $5.0 million spares per occurrence, each aircraft; and excess of loss coverage for up to $7.7 million excess of $175,000 of our 17.5% share of the quota share each occurrence. |

Our Specialty Admitted Insurance segment purchases reinsurance for at least 62.5% of the exposed limits on specialty admitted property-casualty business. While the segment focuses on casualty business, incidental property risk is incurred in the fronting and program business. The segment is covered for $20.0 million in excess of $5.0 million per occurrence to manage its property exposure to an approximate 1 in 1,000 year PML.

For individual risk workers' compensation business, now in runoff, we purchased $29.5 million excess of $500,000 per occurrence. This coverage expired on December 31, 2023.

In the aggregate, we believe our pre-tax group-wide PML from a 1 in 1,000 year property catastrophe event would not exceed 2.5% of shareholders' equity, inclusive of reinstatement premiums payable.

The Company's insurance segments remain liable to policyholders if its reinsurers are unable to meet their contractual obligations under applicable reinsurance agreements. We establish an allowance for credit losses for our current estimate of uncollectible reinsurance recoverables. At December 31, 2024, the allowance for credit losses on reinsurance recoverables was $1.2 million. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. The Company generally seeks to purchase reinsurance from reinsurers with A.M. Best financial strength ratings of "A-" (Excellent) or better. The Company's reinsurance contracts generally require reinsurers that are not authorized as reinsurers under U.S. state insurance regulations or that experience rating downgrades from rating agencies below specified levels to fund their share of the Company's ceded outstanding losses and loss adjustment expense reserves, typically through the use of irrevocable and unconditional letters of credit. In fronting arrangements, which the Company conducts through its Specialty Admitted Insurance segment, we are subject to credit risk with regard to insurance companies who act as reinsurers for us in such arrangements. We require collateral, in the form of a trust arrangement or letter of credit, to secure the obligations of the insurance entity for whom we are fronting.

At December 31, 2024, we had reinsurance recoverables on unpaid losses of $1,996.9 million (net of a $1.2 million allowance for credit losses) and reinsurance recoverables on paid losses of $101.2 million, and all material recoverable amounts were from companies with A.M. Best ratings of "A-" (Excellent) or better, or are collateralized by the reinsurer for our benefit through letters of credit or funds on deposit in trust accounts.

The following table sets forth our most significant reinsurers by amount of reinsurance recoverables and the amount of reinsurance recoverables pertaining to each such reinsurer as well as its A.M. Best rating as of December 31, 2024:

| Reinsurer | Reinsurance Recoverable as of December 31, 2024 | A.M. Best Rating December 31, 2024 |
|---|---|---|
| | *(in thousands)* | |
| Swiss Reinsurance America Corporation . . . . . . . . . . . . . . | $ 398,482 | A+ |
| State National Insurance Company (E&S ADC) . . . . . . . . . . | 365,549 | A |
| Berkley Insurance Company . . . . . . . . . . . . . . . . . . . . . . | 216,574 | A+ |
| Hannover Ruck SE . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 88,860 | A+ |
| Peak Reinsurance Company . . . . . . . . . . . . . . . . . . . . . . | 61,278 | A- |
| Motors Insurance Corporation . . . . . . . . . . . . . . . . . . . . . | 51,389 | A |
| Endurance Assurance Corporation . . . . . . . . . . . . . . . . . . | 45,111 | A+ |
| American European Insurance Company . . . . . . . . . . . . . . | 44,042 | B-[2] |
| SiriusPoint America Insurance Company . . . . . . . . . . . . . . | 40,038 | A- |
| Aleka Insurance Company (Commercial Auto LPT) . . . . . . . | 35,315 | Unrated[1] |
| Top 10 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,346,638 | |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650,275 | |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,996,913 | |

_____

(1) *This reinsurer is unrated. All material reinsurance amounts from this reinsurer are collateralized.*

(2) *This reinsurer is below A-. All material reinsurance recoverable amounts from this reinsurer are collateralized.*

### *Amounts Recoverable from an Indemnifying Party and Reinsurer on Legacy Commercial Auto Book*

James River previously issued a set of commercial auto insurance contracts (the "Rasier Commercial Auto Policies") to Rasier under which James River pays losses and loss adjustment expenses on the contracts. James River has indemnity agreements with Rasier (non-insurance entities) (collectively, the "Indemnity Agreements") and is contractually entitled to reimbursement for the portion of the losses and loss adjustment expenses paid on behalf of Rasier under the Rasier Commercial Auto Policies and other expenses incurred by James River. On September 27, 2021, James River entered into the Commercial Auto LPT with Aleka to reinsure substantially all of the Rasier Commercial Auto Policies for which James River is not otherwise indemnified by Rasier under the Indemnity Agreements. Under the terms of the Commercial Auto LPT, effective as of July 1, 2021, James River ceded to Aleka approximately $345.1 million of commercial auto liabilities relating to Rasier Commercial Auto Policies written in the years 2013 – 2019, which amount constituted the reinsurance premium. Since inception, due to adverse paid and reported loss trends on the legacy Rasier business, the Company has recognized adverse prior year development of $114.2 million on the reserves subject to the Commercial Auto LPT, bringing the cumulative amount ceded under the Commercial Auto LPT to $459.3 million at December 31, 2024.

Each of Rasier and Aleka are required to post collateral under the Indemnity Agreements and the Commercial Auto LPT:

- Pursuant to the Indemnity Agreements, Rasier is required to post collateral equal to 102% of James River's estimate of the amounts that are recoverable or may be recoverable under the Indemnity Agreements, including, among other things, case loss and loss adjustment expense reserves, IBNR loss and loss adjustment expense reserves, extra contractual obligations and excess policy limits liabilities. The collateral is provided through a collateral trust arrangement (the "Indemnity Trust") in favor of James River by Aleka. In connection with the execution of the Commercial Auto LPT, James River returned $691.3 million to the Indemnity Trust, representing the remaining balance of the amount withdrawn in October 2019, as was permitted under the indemnification agreements with Rasier and the associated trust agreement. At December 31, 2024, the balance in the Indemnity Trust was $64.7 million, and, together with the balance of the Loss Fund Trust (as defined below) attributable to the Indemnity Agreements as described below, the total balance of collateral securing Rasier's obligations under the Indemnity Agreements was $82.1 million.

- Pursuant to the Commercial Auto LPT, Aleka is required to post collateral equal to 102% of James River's estimate of Aleka's obligations under the Commercial Auto LPT, calculated in accordance with standard actuarial principles and based on reserves recorded in the Company's statutory financial statements. The collateral is provided through a collateral trust arrangement (the "LPT Trust") established in favor of James River by Aleka. At December 31, 2024, the balance in the LPT Trust was $30.1 million, and, together with the balance of the Loss Fund Trust (as defined below) attributable to the Commercial Auto LPT as described below, the total balance of collateral securing Aleka's obligations under the Commercial Auto LPT was $37.8 million. At December 31, 2024, the total reinsurance recoverables under the Commercial Auto LPT was $36.6 million.

In connection with the execution of the Commercial Auto LPT, James River and Aleka entered into an administrative services agreement (the "Administrative Services Agreement") with a third party claims administrator (the "Administrator") pursuant to which the Administrator handles the claims on the Rasier Commercial Auto Policies for the remaining life of those claims. The claims paid by the Administrator are reimbursable by James River, and pursuant to the Administrative Services Agreement, James River established a loss fund trust account for the benefit of the Administrator (the "Loss Fund Trust") to collateralize its claims payment reimbursement obligations. James River funds the Loss Fund Trust using funds withdrawn from the Indemnity Trust, funds withdrawn from the LPT Trust, and its own funds, in each case in an amount equal to the pro rata portion of the required Loss Fund Trust balance attributable to the Indemnity Agreements, the Commercial Auto LPT and James River's existing third party reinsurance agreements, respectively. At December 31, 2024, the balance in the Loss Fund Trust was $28.7 million, including $17.4 million representing collateral supporting Rasier's obligations under the Indemnity Agreements and $7.7 million representing collateral supporting Aleka's obligations under the Commercial Auto LPT. Funds posted to the Loss Fund Trust are classified as restricted cash equivalents on the Company's balance sheet.

While the Commercial Auto LPT brings economic finality to substantially all of the Rasier Commercial Auto Policies, the Company has credit exposure to Rasier and Aleka under the Indemnity Agreements and the Commercial Auto LPT if the estimated losses and expenses of the Rasier Commercial Auto Policies grow at a faster pace than the growth in our collateral balances. In addition, the Company has credit exposure if its estimates of future losses and loss adjustment expenses and other amounts recoverable under the Indemnity Agreements and the Commercial Auto LPT, which are the basis for establishing the collateral balances, are lower than actual amounts paid or payable. The amount of credit exposure in any of these instances could be material. To mitigate these risks, the Company closely and frequently monitors exposure compared to collateral held, and requests additional collateral in accordance with the terms of the Commercial Auto LPT and Indemnity Agreements when its analysis indicates that the Company has uncollateralized exposure.

**Ratings**

The A.M. Best Company financial strength rating for our group's regulated U.S. subsidiaries is "A-" (Excellent) with a negative outlook. This rating reflects A.M. Best's opinion of our insurance subsidiaries' financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors. The rating for our U.S. operating insurance companies of "A-" (Excellent) is the fourth highest rating of the thirteen ratings issued by A.M. Best and is assigned to insurers that have, in A.M. Best's opinion, an excellent ability to meet their ongoing obligations to policyholders.

The financial strength ratings assigned by A.M. Best have an impact on the ability of our regulated subsidiaries to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that our subsidiaries receive. We believe the "A-" (Excellent) ratings assigned to our U.S. insurance subsidiaries allow our subsidiaries to actively pursue relationships with the agents and brokers identified in their marketing plans.

*Series A Preferred Shares*

The Company closed on the issuance and sale of 150,000 Series A Preferred Shares on March 1, 2022 for an aggregate purchase price of $150.0 million, or $1,000 per share, in a private placement. The Series A Preferred Shares are convertible into the Company's common shares at the option of the holder at any time, or at the Company's option under certain circumstances. Dividends on the Series A Preferred Shares accrue quarterly at the rate of 7% of the Liquidation Preference per annum, which may be paid in cash, in-kind in common shares or in Series A Preferred Shares, at the Company's election.

On November 11, 2024, the Company amended the Certificate of Designations setting forth the terms of the Series A Preferred Shares to, among other things, convert 37,500 outstanding Series A Preferred Shares with a liquidation value of $37.5 million to common shares at a per share price of $6.40. Following the conversion, 112,500 Series A Preferred Shares remain outstanding.

## Equity

The Company issued 8,002,755 common shares in the year ended December 31, 2024, increasing the total common shares outstanding from 37,641,563 at December 31, 2023 to 45,644,318 at December 31, 2024.

On November 11, 2024, the Company amended the Certificate of Designations setting forth the terms of the Series A Preferred Shares to, among other things, convert 37,500 outstanding Series A Preferred Shares with a liquidation value of $37.5 million to common shares at a per share price of $6.40, resulting in the issuance of 5,859,375 common shares.

On November 11, 2024, Enstar Group Limited ("Enstar"), through its subsidiary Cavello Bay Reinsurance Limited, entered into a subscription agreement to purchase $12.5 million of the Company's common shares at a share price of $6.40. The Enstar investment closed on December 23, 2024, resulting in the issuance of 1,953,125 common shares.

In 2024, 190,255 of common shares were issued related to the vesting of restricted share units ("RSUs").

## Share Based Compensation Expense

For the years ended December 31, 2024, 2023, and 2022, the Company recognized $6.6 million, $9.1 million and $8.1 million, respectively, of share based compensation expense. As of December 31, 2024, the Company had $6.3 million of unrecognized share based compensation expense expected to be charged to earnings over a weighted-average period of 1.6 years.

## Equity Incentive Plans

*Options*

The following table summarizes the option activity:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2024** | | **2023** | | **2022** | |
| | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding: | | | | | | |
| Beginning of year | 74,390 | $42.17 | 287,974 | $35.26 | 287,974 | $35.26 |
| Granted | — | $ — | — | $ — | — | $ — |
| Exercised | — | $ — | — | $ — | — | $ — |
| Lapsed | (74,390) | $42.17 | (164,548) | $32.07 | — | $ — |
| Forfeited | — | $ — | (49,036) | $35.50 | — | $ — |
| End of year | — | $ — | 74,390 | $42.17 | 287,974 | $35.26 |
| Exercisable, end of year | — | $ — | 74,390 | $42.17 | 287,974 | $35.26 |

The options outstanding at December 31, 2023 lapsed in the year ended December 31, 2024. At December 31, 2024, no options remain outstanding.

*RSUs*

The following table summarizes the RSU activity:

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
| | Shares | Weighted-Average Grant Date Fair Value | Shares | Weighted-Average Grant Date Fair Value | Shares | Weighted-Average Grant Date Fair Value |
| --- | --- | --- | --- | --- | --- | --- |
| Unvested, beginning of year | 751,254 | $23.48 | 665,458 | $25.98 | 292,135 | $45.89 |
| Granted | 541,520 | $ 9.75 | 388,517 | $24.13 | 560,680 | $20.61 |
| Vested | (276,428) | $24.80 | (250,793) | $30.99 | (147,530) | $45.16 |
| Forfeited | (101,494) | $17.55 | (51,928) | $24.08 | (39,827) | $25.41 |
| PRSU performance adjustment | (29,679) | $24.83 | — | $ — | — | $ — |
| Unvested, end of year | 885,173 | $15.30 | 751,254 | $23.48 | 665,458 | $25.98 |

Outstanding RSUs granted to employees generally vest ratably over a three year vesting period. RSUs granted to non-employee directors have a one year vesting period. The RSUs granted in 2024 and 2023 include 231,492 and 91,818 performance based restricted share units ("PRSUs") awards, respectively. Initial PRSU awards are granted at the 100% target performance level. The Company projects the level of achievement for each award during the performance period and periodically adjusts the number of outstanding awards to reflect the number of awards expected to vest. In 2024, a downward performance adjustment was made to the outstanding PRSUs granted in 2023.

**Material Cash Requirements**

We believe the cash generating capability of our operations, together with our revolving credit facilities, and ability to raise capital through future equity offerings, will be adequate to meet our short and long-term cash requirements and provide the financial strength necessary to support our business growth.

The following table illustrates our material cash requirements by due date as of December 31, 2024:

| | Payments Due by Period | | | | |
| | Total | 2025 | 2026 – 2027 | 2028 – 2029 | Thereafter |
| | | | *(in thousands)* | | |
| --- | --- | --- | --- | --- | --- |
| Reserve for losses and loss adjustment expenses | $3,084,406 | $898,001 | $1,302,465 | $599,122 | $284,818 |
| Long-term debt: | | | | | |
| Senior debt | 200,800 | — | 185,800 | — | 15,000 |
| Junior subordinated debt | 104,055 | — | — | — | 104,055 |
| Operating lease obligations | 5,956 | 3,150 | 2,110 | 696 | — |
| Interest on debt obligations | 129,994 | 21,201 | 25,184 | 19,238 | 64,371 |
| Total | $3,525,211 | $922,352 | $1,515,559 | $619,056 | $468,244 |

The reserve for losses and loss adjustment expenses represent management's estimate of the ultimate cost of settling losses. As more fully discussed in "— Critical Accounting Policies and Estimates — Reserve for Losses and Loss Adjustment Expenses" above, the estimation of losses is based on various complex and subjective judgments. Actual losses paid may differ, perhaps significantly, from the reserve estimates reflected in our consolidated financial statements. Similarly, the timing of payment of our estimated losses is not fixed and there may be significant changes in actual payment activity. The assumptions used in estimating the likely payments due by period are based on our historical claims payment experience and industry payment patterns, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different from the amounts disclosed above.

The amounts in the above table represent our gross estimates of known liabilities as of December 31, 2024 and do not include any allowance for claims for future events within the time period specified. Accordingly, it is highly likely that the total amounts paid out in the time periods shown will be greater than those indicated in the table.

Interest on debt obligations was calculated using the SOFR rate as of December 31, 2024 with the assumption that interest rates would remain flat over the remainder of the period that the debt was outstanding.

The Company owns investments in limited partnerships that invest in concentrated portfolios including publicly traded small cap equities, loans of middle market private equity sponsored companies, private equity general partnership interests, commercial mortgage-backed securities, and tranches of distressed home loans. At December 31, 2024, the Company's Excess and Surplus Lines segment has outstanding commitments to invest another $4.7 million in these limited partnerships.

### Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

### Underwriting Performance Ratios

The following table provides the underwriting performance ratios of the Company's continuing operations inclusive of the business subject to retroactive reinsurance accounting. There is no economic impact to the Company over the life of a retroactive reinsurance contract so long as any additional losses subject to the contract are within the limit of the contract and the counterparty performs under the contract. Retroactive reinsurance accounting is not indicative of our current and ongoing operations. Management believes that providing loss ratios and combined ratios on business not subject to retroactive reinsurance accounting gives the users of our financial statements useful information in evaluating our current and ongoing operations.

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **Excess and Surplus Lines:** | | | |
| Loss Ratio | 87.6% | 68.9% | 65.9% |
| Impact of retroactive reinsurance | 7.3% | 0.8% | 2.8% |
| Loss Ratio including impact of retroactive reinsurance | 94.9% | 69.7% | 68.7% |
| | | | |
| Combined Ratio | 115.1% | 91.1% | 85.1% |
| Impact of retroactive reinsurance | 7.3% | 0.8% | 2.8% |
| Combined Ratio including impact of retroactive reinsurance | 122.4% | 91.9% | 87.9% |
| | | | |
| **Consolidated:** | | | |
| Loss Ratio | 86.2% | 69.9% | 67.5% |
| Impact of retroactive reinsurance | 6.2% | 0.7% | 2.5% |
| Loss Ratio including impact of retroactive reinsurance | 92.4% | 70.6% | 70.0% |
| | | | |
| Combined Ratio | 117.6% | 96.5% | 91.1% |
| Impact of retroactive reinsurance | 6.2% | 0.7% | 2.5% |
| Combined Ratio including impact of retroactive reinsurance | 123.8% | 97.2% | 93.6% |

**Reconciliation of Non-GAAP Measures**

See "Key Metrics" above for description of why management believes the following Non-GAAP measures provide useful information about our financial condition and results of operation.

*Reconciliation of Underwriting Profit*

We define underwriting profit as net earned premiums and gross fee income (in specific instances when the Company is not retaining insurance risk) less losses and loss adjustment expenses on business from continuing operations not subject to retroactive reinsurance accounting and other operating expenses. Other operating expenses include the underwriting, acquisition, and insurance expenses of the operating segments and, for consolidated underwriting profit, the expenses of the Corporate and Other segment. Our definition of underwriting profit may not be comparable to that of other companies.

The following table reconciles the underwriting (loss) profit of the operating segments by individual segment to consolidated (loss) income before income taxes for the years ended December 31, 2024, 2023 and 2022.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| Underwriting (loss) profit of the operating segments: | | | |
| Excess and Surplus Lines | $ (77,455) | $ 54,347 | $ 83,051 |
| Specialty Admitted Insurance | 6,873 | 4,077 | 4,234 |
| Total underwriting (loss) profit of the operating segments | (70,582) | 58,424 | 87,285 |
| Other operating expenses of the Corporate and Other segment | (34,972) | (33,940) | (31,260) |
| Underwriting (loss) profit[(1)] | (105,554) | 24,484 | 56,025 |
| Losses and loss adjustment expenses – retroactive reinsurance | (37,237) | (4,991) | (15,742) |
| Net investment income | 93,089 | 84,046 | 43,188 |
| Net realized and unrealized gains (losses) on investments | 3,625 | 10,441 | (15,720) |
| Other income | 6,131 | 4,216 | 551 |
| Other expenses | (6,145) | (3,792) | (795) |
| Interest expense | (24,666) | (24,627) | (13,872) |
| Amortization of intangible assets | (363) | (363) | (363) |
| Impairment of intangible assets | — | (2,500) | — |
| (Loss) income from continuing operations before income taxes | $ (71,120) | $ 86,914 | $ 53,272 |

_____

(1) Underwriting (loss) profit includes gross fee income of $21.0 million, $24.2 million, and $23.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

*Reconciliation of Adjusted Net Operating Income*

Adjusted net operating income is defined as income available to common shareholders excluding a) income (loss) from discontinued operations, b) the impact of retroactive reinsurance accounting, c) net realized and unrealized gains (losses) on investments, d) certain non-operating expenses such as professional service fees related to certain lawsuits, various strategic initiatives, and the filing of registration statements for the offering of securities, e) severance costs associated with terminated employees, and f) deemed dividends recorded with the amendment of the Series A Preferred Shares. Adjusted net operating income should not be viewed as a substitute for net income calculated in accordance with GAAP, and our definition of adjusted net operating income may not be comparable to that of other companies.

Our (loss) income available to common shareholders for the years ended December 31, 2024, 2023 and 2022 reconciles to our adjusted net operating (loss) income as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2024** | | **2023** | | **2022** | |
| | **Loss Before Taxes** | **Net Loss** | **(Loss) Income Before Taxes** | **Net (Loss) Income** | **Income Before Taxes** | **Net Income** |
| | *(in thousands)* | | | | | |
| (Loss) income available to common shareholders | $(125,903) | $(118,269) | $(92,479) | $(118,184) | $40,637 | $22,223 |
| Loss from discontinued operations | 17,634 | 17,634 | 168,893 | 168,893 | 3,885 | 3,885 |
| Losses and loss adjustment expenses – retroactive reinsurance | 37,237 | 29,418 | 4,991 | 3,943 | 15,742 | 12,437 |
| Net realized and unrealized investment (gains) losses | (3,625) | (2,865) | (10,441) | (8,248) | 15,720 | 12,418 |
| Other expenses | 6,145 | 5,573 | 1,588 | 1,938 | 747 | 747 |
| Impairment of intangible assets | — | — | 2,500 | 1,975 | — | — |
| Series A deemed dividends | 27,006 | 27,006 | — | — | — | — |
| Adjusted net operating (loss) income | $ (41,506) | $ (41,503) | $ 75,052 | $ 50,317 | $76,731 | $51,710 |

***Tangible Equity and Tangible Equity per Share***

Tangible equity is defined as shareholders' equity plus mezzanine Series A Preferred Shares and the deferred retroactive reinsurance gain less goodwill and intangible assets, net of amortization. Tangible equity per share represents tangible equity divided by the sum of total common shares outstanding plus the common shares resulting from an assumed conversion of the outstanding Series A Preferred Shares into common shares (at the conversion price effective as of the last day of the applicable period). Our definitions of tangible equity and tangible equity per share may not be comparable to that of other companies, and they should not be viewed as a substitute for shareholders' equity and shareholders' equity per share calculated in accordance with GAAP.

The following table reconciles shareholders' equity to tangible equity as of December 31, 2024, 2023 and 2022:

| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2024 | | 2023 | | 2022 | |
| | Equity | Equity per share | Equity | Equity per share | Equity | Equity per share |
| | *(in thousands, except per share amounts)* | | | | | |
| Shareholders' equity . . . . . . . . . . . . . | $ 460,915 | $10.10 | $ 534,621 | $14.20 | $ 553,766 | $14.78 |
| Series A redeemable preferred shares . . | 133,115 | | 144,898 | | 144,898 | |
| Deferred reinsurance gain . . . . . . . . . | 57,970 | | 20,733 | | 20,091 | |
| Less: | | | | | | |
| Goodwill . . . . . . . . . . . . . . . . . . . . | 181,831 | | 181,831 | | 181,831 | |
| Intangible assets, net . . . . . . . . . . . . . | 32,450 | | 32,813 | | 35,676 | |
| Tangible equity . . . . . . . . . . . . . . . . | $ 437,719 | $ 7.40 | $ 485,608 | $11.13 | $ 501,248 | $11.63 |
| Common shares outstanding . . . . . . . | 45,644,318 | | 37,641,563 | | 37,470,237 | |
| Common shares from assumed conversion of Series A Preferred Shares . . . . . . . . . . . . . . . . . . . . | 13,521,635 | | 5,971,184 | | 5,640,158 | |
| Common shares outstanding after assumed conversion of Series A Preferred Shares . . . . . . . . . . . . . . | 59,165,953 | | 43,612,747 | | 43,110,395 | |

## Item 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign currency exchange rates and commodity prices. Our consolidated balance sheets include assets and liabilities with estimated fair values that are subject to market risk. Our primary market risks have been interest rate risk associated with investments in fixed maturities and equity price risk associated with investments in equity securities. We do not have material exposure to foreign currency exchange rate risk or commodity risk.

### Interest Rate Risk

Our fixed maturity and preferred stock investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases, respectively, in the fair value of these financial instruments.

The majority of our investable assets come from premiums paid by policyholders. These funds are invested predominantly in high quality corporate, government and municipal bonds with relatively short durations. Total invested assets and cash, excluding restricted cash, has an average duration of approximately 3.4 years at December 31, 2024, and fixed maturity securities and preferred stock investments in the portfolio have an average rating by at least one nationally recognized rating organization of "AA-". See Note 3 to the Notes to the Audited Consolidated Financial Statements for disclosure of contractual maturity dates of our fixed maturity portfolio. The changes in the estimated fair value of the fixed maturity portfolio classified as available-for-sale are presented as a component of shareholders' equity in accumulated other comprehensive (loss) income, net of taxes.

We work to manage the impact of interest rate fluctuations on our fixed maturity and preferred stock portfolio. The effective duration is managed with consideration given to the estimated duration of our liabilities. We have investment guidelines that set targets for average duration and maturity.

Our investment manager employs a model to estimate the effect of interest rate risk on the fair values of our fixed maturity and preferred stock securities and our bank loan participations. Our bank loan participations are primarily floating-rate debt and have limited exposure to interest rate risk with the majority resetting monthly. Therefore, their fair values are less sensitive to changes in interest rates than our fixed maturity and preferred stock securities. The model estimates the impact of interest rate changes on a wide range of factors, including duration and prepayment. Fair values of borrowings are estimated based on the net present value of cash flows, using a representative set of possible future interest rate scenarios. The model requires that numerous assumptions be made about the future. To the extent that any of the assumptions are invalid, incorrect estimates could result. The usefulness of a single point-in-time model is limited, as it is unable to accurately incorporate the full complexity of market interactions.

The following table summarizes our interest rate risk and shows the effect of hypothetical changes in interest rates as of December 31, 2024. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

| | | | As of December 31, 2024 | |
|---|---|---|---|---|
| | Estimated Fair Value | Hypothetical Change in Interest Rates (bp=basis points) | Estimated Fair Value after Hypothetical Change in Interest Rates | Estimated Hypothetical Percentage Increase (Decrease) in Fair Value |
| | | | ($ in thousands) | |
| Total fixed maturity and preferred stock investments . . . | $1,260,978 | 200 bp decrease | $1,376,200 | 9.1% |
| | | 100 bp decrease | 1,318,576 | 4.6% |
| | | 100 bp increase | 1,203,405 | (4.6)% |
| | | 200 bp increase | 1,145,856 | (9.1)% |
| Bank loan participations . . . . . . | 142,410 | 200 bp decrease | $ 142,576 | 0.1% |
| | | 100 bp decrease | 142,486 | 0.1% |
| | | 100 bp increase | 142,347 | —% |
| | | 200 bp increase | 142,298 | (0.1)% |
| Senior debt and junior subordinated debt . . . . . . . . . | $ 323,553 | 200 bp decrease | $ 297,988 | (7.9)% |
| | | 100 bp decrease | 310,770 | (4.0)% |
| | | 100 bp increase | 336,335 | 4.0% |
| | | 200 bp increase | 349,118 | 7.9% |

### Equity Price Risk

A portion of our equity securities portfolio is invested in common stocks, which have historically produced higher long-term returns relative to fixed maturities. The changes in the estimated fair value of the common stocks in our equity securities portfolio are recognized in net income.

At December 31, 2024, our common stock investments were concentrated in terms of the number of issuers and industries. Such concentrations can lead to higher levels of price volatility.

The following table summarizes the equity price risk related to common stock and shows the effect of a hypothetical 35% increase or decrease in the fair value of the common stocks in our equity securities portfolio as of December 31, 2024. We believe that this range represents a reasonably likely scenario, as the largest annual increases and decreases in the S&P 500 Index in the past twenty-five years were 29.6% in 2013 and (38.5%) in 2008. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

| | As of December 31, 2024 | | |
|---|---|---|---|
| | Estimated Fair Value | Hypothetical Price Change | Estimated Fair Value after Hypothetical Change in Prices |
| | | ($ in thousands) | |
| Equity securities – common stock . . . . . . . . . . . . . . . . . . . . | $15,234 | 35% increase | $20,566 |
| | | 35% decrease | 9,902 |

**Item 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

The report of our independent registered public accounting firm and our Consolidated Financial Statements and required Financial Statement Schedules are filed pursuant to this Item 8 and are included later in this report. See Index to Financial Statements and Schedules on page F-1.

**Item 9.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

Not applicable.

**Item 9A.    CONTROLS AND PROCEDURES**

**Evaluation of Disclosure Controls and Procedures**

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO, as of December 31, 2024, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2024.

**Management's Annual Report on Internal Control over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has conducted an assessment, including testing, of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment of internal control over financial reporting, management used the criteria in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

Ernst & Young LLP, the independent registered public accounting firm that audited the Consolidated Financial Statements of the Company included in this Annual Report, has audited the effectiveness of internal control over financial reporting as of December 31, 2024. Their attestation report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, is included with our financial statements.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of any system of controls and procedures is subject to certain limitations, and, as a result, there can be no assurance that our controls and procedures will detect all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be attained.

**Item 9B.    OTHER INFORMATION**

None.

**Item 9C.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

**PART III**

**Item 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by Item 10 may be incorporated by reference to the definitive James River Group Holdings, Ltd. Proxy Statement, or alternatively, disclosed in an amendment to this Annual Report on Form 10-K, in either case to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

The Company has adopted an insider trading policy which governs transactions in our securities by the Company's directors, officers and employees (including temporary employees) and is designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of our insider trading policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

**Item 11.  EXECUTIVE COMPENSATION**

The information required by Item 11 may be incorporated by reference to the definitive James River Group Holdings, Ltd. Proxy Statement, or alternatively, disclosed in an amendment to this Annual Report on Form 10-K, in either case to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

**Item 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by Item 12 may be incorporated by reference to the definitive James River Group Holdings, Ltd. Proxy Statement, or alternatively, disclosed in an amendment to this Annual Report on Form 10-K, in either case to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

**Item 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by Item 13 may be incorporated by reference to the definitive James River Group Holdings, Ltd. Proxy Statement, or alternatively, disclosed in an amendment to this Annual Report on Form 10-K, in either case to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

**Item 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by Item 14 may be incorporated by reference to the definitive James River Group Holdings, Ltd. Proxy Statement, or alternatively, disclosed in an amendment to this Annual Report on Form 10-K, in either case to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

**PART IV**

**Item 15.  EXHIBIT AND FINANCIAL STATEMENT SCHEDULES**

**(a) (1) and (2) Financial Statements and Financial Statement Schedules.**

See "Index to Financial Statements and Schedules" on Page F-1.

**(3)  Exhibits**

| Exhibit Number | Description |
|---|---|
| 2.1 | Stock Purchase Agreement dated November 8, 2023 by and among James River Group Holdings, Ltd. and Fleming Intermediate Holdings LLC (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on November 9, 2023, Commission File No. 001-36777)+ |
| 3.1 | Certificate of Incorporation of James River Group Holdings, Ltd. (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 7, 2014) |
| 3.2 | Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 7, 2014) |
| 3.3 | Memorandum of Association of James River Group Holdings, Ltd. (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 7, 2014) |
| 3.4 | Certificate of Deposit of Memorandum of Increase of Share Capital, dated December 24, 2007 (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 7, 2014) |
| 3.5 | Certificate of Deposit of Memorandum of Increase of Share Capital, dated October 7, 2009 (incorporated by reference to Exhibit 3.5 of the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 7, 2014) |
| 3.6 | Fourth Amended and Restated Bye-Laws of James River Group Holdings, Ltd. (incorporated by reference to Exhibit 3.6 to the Annual Report on Form 10-K filed on February 28, 2023, Commission File No. 001-36777) |
| 4.1 | Form of Certificate of Common Shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on December 9, 2014) |
| 4.2 | Amended and Restated Certificate of Designations of 7% Series A Perpetual Cumulative Convertible Preferred Shares of James River Group Holdings, Ltd. dated November 11, 2024 (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed on November 13, 2024; Commission File No. 001-36777) |
| 4.3 | Indenture, dated as of May 26, 2004, by and between James River Group, Inc. and Wilmington Trust Company, as Trustee, relating to Floating Rate Senior Debentures Due 2034+ |
| 4.4 | Indenture, dated as of May 26, 2004, by and between James River Group, Inc. and Wilmington Trust Company, as Trustee, relating to Floating Rate Junior Subordinated Debentures Due 2034+ |
| 4.5 | Amended and Restated Declaration of Trust of James River Capital Trust I, dated as of May 26, 2004, by and among James River Group, Inc., as Sponsor, Wilmington Trust Company, as Institutional Trustee and Delaware Trustee, the Regular Trustees (as defined therein), and the holders, from time to time, of undivided beneficial interests in James River Capital Trust I+ |
| 4.6 | Preferred Securities Guarantee Agreement, dated as of May 26, 2004, by James River Group, Inc., as Guarantor, and Wilmington Trust Company, as Preferred Guarantee Trustee, for the benefit of the holders of James River Capital Trust I+ |
| 4.7 | Indenture, dated as of December 15, 2004, by and between James River Group, Inc. and Wilmington Trust Company, as Trustee, relating to Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2034+ |

| Exhibit Number | Description |
|---|---|
| 4.8 | Amended and Restated Declaration of Trust of James River Capital Trust II, dated as of December 15, 2004, by and among James River Group, Inc., as Sponsor, Wilmington Trust Company, as Institutional Trustee and Delaware Trustee, the Administrators (as defined therein), and the holders, from time to time, of undivided beneficial interests in the James River Capital Trust II+ |
| 4.9 | Guarantee Agreement, dated as of December 15, 2004, by James River Group, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, for the benefit of the holders, from time to time, of the capital securities of James River Capital Trust II+ |
| 4.10 | Indenture, dated June 15, 2006, by and between James River Group, Inc. and Wilmington Trust Company, as Trustee, relating to Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2036+ |
| 4.11 | Amended and Restated Declaration of Trust of James River Capital Trust III, dated as of June 15, 2006, by and among James River Group, Inc., as Sponsor, Wilmington Trust Company, as Institutional Trustee and Delaware Trustee, the Administrators (as defined therein) and the holders, from time to time, of undivided beneficial interests in the James River Capital Trust III+ |
| 4.12 | Guarantee Agreement, dated as of June 15, 2006, by James River Group, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, for the benefit of the holders, from time to time, of the capital securities of James River Capital Trust III+ |
| 4.13 | Indenture, dated December 11, 2007, by and between James River Group, Inc. and Wilmington Trust Company, as Trustee, relating to Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2037+ |
| 4.14 | Amended and Restated Declaration of Trust, dated December 11, 2007, by and among James River Group, Inc., as Sponsor, Wilmington Trust Company, as Institutional Trustee and Delaware Trustee and the Administrators (as defined therein) and the holders, from time to time, of undivided beneficial interests in James River Capital Trust IV+ |
| 4.15 | Guarantee Agreement, dated as of December 11, 2007, by James River Group, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, for the benefit of the holders, from time to time, of the capital securities of James River Capital Trust IV+ |
| 4.16 | Indenture, dated as of January 10, 2008, among James River Group Holdings, Ltd. and Wilmington Trust Company, as Trustee relating to Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2038+ |
| 4.17 | Amended and Restated Declaration of Trust, dated as of January 10, 2008, by and among James River Group Holdings, Ltd., as Sponsor, Wilmington Trust Company, as Institutional Trustee and Delaware Trustee and the Administrators (as defined therein) for the benefit of the holders, from time to time, of undivided beneficial interest in Franklin Holdings II (Bermuda) Capital Trust I+ |
| 4.18 | Guarantee Agreement, dated as of January 10, 2008, by and among James River Group Holdings, Ltd., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, for the benefit of the holders, from time to time, of the capital securities of Franklin Holdings II (Bermuda) Capital Trust I+ |
| 4.19 | Description of Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 10-K filed on February 28, 2023, Commission File No. 001-36777) |

| Exhibit Number | Description |
|---|---|
| 10.1 | Third Amended and Restated Credit Agreement, dated as of July 7, 2023, by and among James River Group Holdings, Ltd., JRG Reinsurance Company, Ltd., KeyBank National Association, as Administrative Agent and Letter of Credit Issuer, KeyBank National Association and Truist Securities, Inc. as Joint Book Runners and Joint Lead Arrangers, Truist Bank as Syndication Agent, and the lender parties thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on July 12, 2023, Commission File No. 001-36777) |
| 10.2 | First Amendment dated April 16, 2024 to the Third Amended and Restated Credit Agreement dated as of July 7, 2023 by and among James River Group Holdings, Ltd. and JRG Reinsurance Company Ltd., as borrowers, KeyBank National Association ("KeyBank") as Administrative Agent and Letter of Credit Issuer, KeyBank and Truist Securities, Inc. as Joint Book Runners and Joint Lead Arrangers, Truist Bank as Syndication Agent, and the lender parties thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on April 22, 2024, Commission File No. 001-36777)+ |
| 10.3 | Second Amendment dated May 22, 2024 to the Third Amended and Restated Credit Agreement dated as of July 7, 2023 by and among James River Group Holdings, Ltd. and JRG Reinsurance Company Ltd., as borrowers, KeyBank National Association ("KeyBank") as Administrative Agent and Letter of Credit Issuer, KeyBank and Truist Securities, Inc. as Joint Book Runners and Joint Lead Arrangers, Truist Bank as Syndication Agent, and the lender parties thereto (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on August 6, 2024; Commission File No. 001-36777) |
| 10.4 | Continuing Guaranty of Payment, dated as of June 5, 2013, by James River Group, Inc., as Guarantor, pursuant to Credit Agreement, dated as of June 5, 2013, among James River Group Holdings, Ltd. and JRG Reinsurance Company Ltd., KeyBank National Association, as Administrative Agent and as Letter of Credit Issuer, and certain Lender parties (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 7, 2014) |
| 10.5 | Continuing Guaranty of Payment, dated as of December 15, 2015, by James River Group Holdings UK Limited, pursuant to Credit Agreement, dated as of June 5, 2013, among James River Group Holdings, Ltd. and JRG Reinsurance Company Ltd., KeyBank National Association, as Administrative Agent and as Letter of Credit Issuer, and certain Lender parties (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed on March 10, 2016, Commission File No. 001-36777) |
| 10.6 | Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 24, 2014) |
| 10.7 | Amended and Restated James River Group Holdings, Ltd. Equity Incentive Plan (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 7, 2014)* |
| 10.8 | Form of Stock Option Agreement (Amended and Restated James River Group Holdings, Ltd. Equity Incentive Plan) (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 7, 2014)* |
| 10.9 | First Amendment to the Amended and Restated James River Group Holdings, Ltd. Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of Amendment No. 1 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 24, 2014)* |
| 10.10 | James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 of Amendment No. 1 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 24, 2014)* |

| Exhibit Number | Description |
|---|---|
| 10.11 | Amendment to the James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on May 3, 2017, Commission File No. 001-36777)* |
| 10.12 | Second Amendment to the James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 26, 2022, Commission File No. 001-36777)* |
| 10.13 | Third Amendment to the James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 25, 2024; Commission File No. 001-36777)* |
| 10.14 | Form of Nonqualified Share Option Agreement (James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.12 of Amendment No. 1 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 24, 2014)* |
| 10.15 | Form of Restricted Share Award Agreement (James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.13 of Amendment No. 1 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 24, 2014)* |
| 10.16 | Form of Restricted Share Unit Award Agreement (James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.14 of Amendment No. 3 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on December 9, 2014)* |
| 10.17 | Form of Performance Restricted Share Unit Agreement (James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed on February 28, 2023, Commission File No. 001-36777)* |
| 10.18 | Form of Service-Based Restricted Share Unit Agreement (James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed on February 28, 2023, Commission File No. 001-36777)* |
| 10.19 | James River Group Holdings, Ltd. Short-Term Incentive Plan (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed on February 28, 2023, Commission File No. 001-36777)* |
| 10.20 | James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.15 of Amendment No. 1 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 24, 2014)* |
| 10.21 | Amendment to the 2014 Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on May 1, 2019, Commission File No. 001-36777)* |
| 10.22 | Second Amendment to the James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed on October 25, 2024; Commission File No. 001-36777)* |
| 10.23 | Form of Restricted Share Award Agreement (James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan) (incorporated by reference to Exhibit 10.16 of Amendment No. 1 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on November 24, 2014)* |
| 10.24 | Form of Restricted Share Unit Award Agreement (James River Group Holdings, Ltd., 2014 Non-Employee Director Incentive Plan) (incorporated by reference to Exhibit 10.17 of Amendment No. 3 to the Registration Statement on Form S-1, Registration No. 333-199958, filed with the Commission on December 9, 2014)* |
| 10.25 | Form of Retention Award Letter (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 31, 2024; Commission File No. 001-36777)* |

| Exhibit Number | Description |
|---|---|
| 10.26 | Amended and Restated Employment Agreement, dated as of July 30, 2024, by and between Frank D'Orazio, James River Group Holdings, Ltd. and James River Group Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with on July 31, 2024; Commission File No. 001-36777)* |
| 10.27 | Employment Agreement, dated December 19, 2016, by and among James River Group Holdings, Ltd., James River Group, Inc., and Sarah C. Doran (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 22, 2016, Commission File No. 001-36777)* |
| 10.28 | Amendment to Employment Agreement dated December 19, 2016, between Sarah C. Doran and James River Group Holdings, Ltd., and its subsidiary, James River Group, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on November 8, 2018, Commission File No. 001-36777)* |
| 10.29 | Amended and Restated Employment Agreement, dated January 15, 2018, by and among James River Group, Inc., certain subsidiaries of James River Group, Inc. and Richard Schmitzer (incorporated by reference to Exhibit 10.22 to Annual Report on Form 10-K filed on March 1, 2018, Commission File No. 001-36777)* |
| 10.30 | Employment Agreement, dated August 19, 2021, by and between Michael J. Hoffmann and James River Group Holdings, Ltd. (incorporated by reference to Exhibit 10.44 to Amendment No. 1 to the Annual Report on Form 10-K filed on April 26, 2024, Commission File No. 001-36777)* |
| 10.31 | Investment Agreement, dated February 24, 2022, by and between James River Group Holdings, Ltd. and GPC Partners Investments (Thames) LP (incorporated by reference to Exhibit 10.1 on the Current Report on Form 8-K filed on February 28, 2022; Commission File No. 001-36777) |
| 10.32 | Amendment No. 1 to Investment Agreement, dated March 1, 2022, by and between James River Group Holdings, Ltd. and GPC Partners Investments (Thames) LP (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on May 10, 2022; Commission File No. 001-36777) |
| 10.33 | First Amendment to Investment Agreement, dated November 11, 2024, by and between James River Group Holdings, Ltd. and GPC Partners Investments (Thames) LP (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed on November 13, 2024; Commission File No. 001-36777) |
| 10.34 | Registration Rights Agreement, dated March 1, 2022, by and between James River Group Holdings, Ltd. and GPC Partners Investments (Thames) LP (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on May 10, 2022; Commission File No. 001-36777) |
| 10.35 | First Amendment to the Registration Rights Agreement, dated as of November 11, 2024, by and among James River Group Holdings, Ltd. and GPC Partners Investments (Thames) LP (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed on November 13, 2024; Commission File No. 001-36777) |
| 10.36 | Loss Portfolio Transfer Reinsurance Agreement dated September 27, 2021 between James River Insurance Company and James River Casualty Company and Aleka Insurance, Inc. (incorporated by reference to Exhibit 10.1 on the Current Report on Form 8-K filed on September 30, 2021, Commission File No. 001-36777) |
| 10.37 | Trust Agreement dated September 27, 2021 among James River Insurance Company and James River Casualty Company, Aleka Insurance, Inc., and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.2 on the Current Report on Form 8-K filed on September 30, 2021, Commission File No. 001-36777) |

| Exhibit Number | Description |
|---|---|
| 10.38 | Combined Loss Portfolio Transfer and Adverse Development Cover Reinsurance Contract dated July 2, 2024 between James River Insurance Company and James River Casualty Company and State National Insurance Company, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 9, 2024; Commission File No. 001-36777)+ |
| 10.39 | Subscription Agreement, dated November 11, 2024, by and between James River Group Holdings, Ltd. and Cavello Bay Reinsurance Limited (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on November 13, 2024; Commission File No. 001-36777) |
| 10.40 | Registration Rights Agreement, dated December 23, 2024, by and among James River Group Holdings, Ltd. and Cavello Bay Reinsurance Limited |
| 10.41 | Adverse Development Cover Reinsurance Contract, dated November 11, 2024, by and between James River Insurance Company and James River Casualty Company, and Cavello Bay Reinsurance Limited (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed on November 13, 2024; Commission File No. 001-36777)+ |
| 19.1 | James River Group Holdings, Ltd. Insider Trading Policy |
| 21.1 | List of subsidiaries of James River Group Holdings, Ltd. |
| 23.1 | Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm |
| 31.1 | Principal Executive Officer Certification pursuant to Rule 13a-14(a)/15d-14(a) |
| 31.2 | Principal Financial Officer Certification pursuant to Rule 13a-14(a)/15d-14(a) |
| 32.1 | Principal Executive Officer and Principal Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 97.1 | James River Group Holdings, Ltd. Executive Officer Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed on February 29, 2024; Commission File No. 001-36777) |
| 101.INS | Inline XBRL Instance Document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Inline XBRL document in Exhibit 101. |

---

\* Denotes a management contract or compensatory plan or arrangement.

\+ Exhibit or Schedules to Exhibit not filed with the Securities and Exchange Commission pursuant to Item 601(b)(4)(iii) and Regulation 601(a)(5) of Regulation S-K. The Company will furnish a copy of the omitted Exhibit or Schedules to the SEC upon request.

**Item 16.  FORM 10-K SUMMARY**

Not applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAMES RIVER GROUP HOLDINGS, LTD.

By:  /s/ Frank N. D'Orazio                                        March 4, 2025
      Frank N. D'Orazio
      Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| NAME | TITLE | DATE |
|---|---|---|
| /s/ Frank N. D'Orazio<br>Frank N. D'Orazio | Chief Executive Officer and Director<br>(Principal Executive Officer) | March 4, 2025 |
| /s/ Sarah C. Doran<br>Sarah C. Doran | Chief Financial Officer<br>(Principal Financial Officer) | March 4, 2025 |
| /s/ Michael E. Crow<br>Michael E. Crow | Principal Accounting Officer | March 4, 2025 |
| /s/ Christine LaSala<br>Christine LaSala | Director, Non-Executive<br>Chairperson of the Board | March 4, 2025 |
| /s/ Matthew B. Botein<br>Matthew B. Botein | Director | March 4, 2025 |
| /s/ Thomas L. Brown<br>Thomas L. Brown | Director | March 4, 2025 |
| /s/ Kirstin M. Gould<br>Kirstin M. Gould | Director | March 4, 2025 |
| /s/ Dennis J. Langwell<br>Dennis J. Langwell | Director | March 4, 2025 |
| /s/ Peter B. Migliorato<br>Peter B. Migliorato | Director | March 4, 2025 |
| /s/ Ollie L. Sherman, Jr.<br>Ollie L. Sherman, Jr. | Director | March 4, 2025 |

# JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

## INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

## JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

### Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James River Group Holdings, Ltd.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of James River Group Holdings, Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of (loss) income and comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 4, 2025, expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

| | ***Valuation of reserves for losses and loss adjustment expenses*** |
|---|---|
| *Description of the Matter* | At December 31, 2024, the Company's reserve for losses and loss adjustment expenses balance was $3.08 billion. As described in Notes 1 and 8 of the consolidated financial statements, reserves for losses and loss adjustment expenses reflect the estimated ultimate cost of all incurred unpaid claims including estimates of claims incurred but not reported and loss adjustment expenses as of the balance sheet date. The estimate of ultimate losses and loss adjustment expenses relies on key judgments, including the weighting of actuarial methods by line of business and accident year. Actuarial assumptions include initial expected loss ratios, and incurred and paid loss development factors. The Company's Reserve Committee utilizes the actuarial results, in addition to other information, in determining management's best estimate of recorded reserves.<br><br>The subjectivity and uncertainty of estimating the reserve for losses and loss adjustment expenses is caused by various factors including the uncertainty of future frequency and severity of claims, economic and social trends including inflation and litigation, changes in the business and exposure mix, as well as changes in operations. As such, performing audit procedures to evaluate the reserve for losses and loss adjustment expenses required a high degree of auditor judgment and an increased extent of effort, including the involvement of our actuarial specialists. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the valuation of the reserve for losses and loss adjustment expenses. This included testing controls that management has in place over the inputs, methods and assumptions used in estimating the reserve.<br><br>To test the reserve for losses and loss adjustment expenses, we evaluated the actuarial methods and assumptions used by the Company with the assistance of our actuarial specialists as well as other judgments made by management in determining their best estimate of recorded reserves. We compared the Company's prior year assumptions of expected development of ultimate loss to actual losses incurred during the current year to identify potential management bias in the determination of the reserve for losses and loss adjustment expenses. We independently projected reserves for selected lines of business using actual historical data and loss development patterns, as well as industry data and other benchmarks where applicable, and compared management's recorded reserves to these independent estimates. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Charlotte, North Carolina
March 4, 2025

## JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

### Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James River Group Holdings, Ltd.

**Opinion on Internal Control Over Financial Reporting**

We have audited James River Group Holdings, Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, James River Group Holdings, Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria**.**

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of (loss) income and comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a) and our report dated March 4, 2025 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Charlotte, North Carolina
March 4, 2025

**Consolidated Balance Sheets**

|  | December 31, | |
|---|---|---|
|  | **2024** | **2023** |
|  | *(in thousands)* | |
| **Assets** | | |
| Invested assets: | | |
| Fixed maturity securities, available-for-sale, at fair value (amortized cost: 2024 – $1,278,337; 2023 – $1,405,136) | $1,189,733 | $1,324,476 |
| Equity securities, at fair value (cost: 2024 – $82,678; 2023 – $114,107) | 86,479 | 119,945 |
| Bank loan participations, at fair value | 142,410 | 156,169 |
| Short-term investments | 97,074 | 72,137 |
| Other invested assets | 36,700 | 33,134 |
| Total invested assets | 1,552,396 | 1,705,861 |
| Cash and cash equivalents | 362,345 | 274,298 |
| Restricted cash equivalents | 28,705 | 72,449 |
| Accrued investment income | 10,534 | 12,106 |
| Premiums receivable and agents' balances, net | 243,882 | 249,490 |
| Reinsurance recoverable on unpaid losses, net | 1,996,913 | 1,358,474 |
| Reinsurance recoverable on paid losses | 101,210 | 157,991 |
| Prepaid reinsurance premiums | 296,635 | 293,108 |
| Deferred policy acquisition costs | 30,175 | 31,497 |
| Intangible assets, net | 32,450 | 32,813 |
| Goodwill | 181,831 | 181,831 |
| Deferred tax assets, net | 61,170 | 48,297 |
| Income taxes receivable | 22,317 | 224 |
| Other assets | 86,513 | 115,418 |
| Assets held-for-sale (Note 2 – discontinued operations) | $        — | $  783,393 |
| Total assets | $5,007,076 | $5,317,250 |

*See accompanying notes.*

# JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

## Consolidated Balance Sheets

| | December 31, | |
|---|---|---|
| | **2024** | **2023** |
| | *(in thousands, except share amounts)* | |
| **Liabilities and shareholders' equity** | | |
| Liabilities: | | |
| Reserve for losses and loss adjustment expenses . . . . . . . . . . . . . . . . . | $3,084,406 | $2,606,107 |
| Unearned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 572,034 | 587,899 |
| Payables to reinsurers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 132,922 | 158,670 |
| Funds held . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,157 | 65,235 |
| Deferred reinsurance gain . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57,970 | 20,733 |
| Senior debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200,800 | 222,300 |
| Junior subordinated debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 104,055 | 104,055 |
| Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 53,178 | 56,722 |
| Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 182,524 | 174,513 |
| Liabilities held-for-sale (Note 2 – discontinued operations) . . . . . . . . . | — | 641,497 |
| Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,413,046 | 4,637,731 |
| Commitments and contingent liabilities | | |
| Series A redeemable preferred shares – 2024 and 2023: 165,000 shares authorized; 112,500 and 150,000 shares issued and outstanding, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 133,115 | 144,898 |
| Shareholders' equity: | | |
| Common Shares – 2024 and 2023: $0.0002 par value; 200,000,000 shares authorized; 45,644,318 and 37,641,563 shares issued and outstanding, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 | 7 |
| Preferred Shares – 2024 and 2023: $0.00125 par value; 19,835,000 shares authorized; no shares issued and outstanding . . . . . . . . . . . . . . . . . . | — | — |
| Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 933,311 | 876,240 |
| Retained deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (402,408) | (277,905) |
| Accumulated other comprehensive loss . . . . . . . . . . . . . . . . . . . . . . | (69,997) | (63,721) |
| Total shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 460,915 | 534,621 |
| Total liabilities, Series A redeemable preferred shares, and shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,007,076 | $5,317,250 |

*See accompanying notes.*

# JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

## Consolidated Statements of (Loss) Income and Comprehensive Loss

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| | *(in thousands, except share amounts)* | | |
| **Revenues:** | | | |
| Gross written premiums | $1,431,772 | $1,508,660 | $1,411,372 |
| Ceded written premiums | (850,918) | (814,759) | (745,926) |
| Net written premiums | 580,854 | 693,901 | 665,446 |
| Change in net unearned premiums | 19,342 | 14,104 | (35,712) |
| Net earned premiums | 600,196 | 708,005 | 629,734 |
| Net investment income | 93,089 | 84,046 | 43,188 |
| Net realized and unrealized gains (losses) on investments | 3,625 | 10,441 | (15,720) |
| Other income | 10,716 | 9,517 | 4,312 |
| Total revenues | 707,626 | 812,009 | 661,514 |
| **Expenses:** | | | |
| Losses and loss adjustment expenses | 554,374 | 500,157 | 440,642 |
| Other operating expenses | 193,198 | 193,656 | 152,570 |
| Other expenses | 6,145 | 3,792 | 795 |
| Interest expense | 24,666 | 24,627 | 13,872 |
| Amortization of intangible assets | 363 | 363 | 363 |
| Impairment of intangible assets | — | 2,500 | — |
| Total expenses | 778,746 | 725,095 | 608,242 |
| (Loss) income from continuing operations before income taxes | (71,120) | 86,914 | 53,272 |
| Income tax (benefit) expense on continuing operations: | | | |
| Current | 3,562 | 31,677 | 13,787 |
| Deferred | (11,196) | (5,972) | 4,627 |
| | (7,634) | 25,705 | 18,414 |
| Net (loss) income from continuing operations | (63,486) | 61,209 | 34,858 |
| Discontinued operations (Note 2): | | | |
| Loss from discontinued operations | (13,583) | (88,493) | (3,885) |
| Loss on disposal of discontinued operations | (4,051) | (80,400) | — |
| Total loss from discontinued operations | (17,634) | (168,893) | (3,885) |
| Net (loss) income | (81,120) | (107,684) | 30,973 |
| Dividends on Series A preferred shares | (37,149) | (10,500) | (8,750) |
| **Net (loss) income available to common shareholders** | $ (118,269) | $ (118,184) | $ 22,223 |
| Other comprehensive (loss) income: | | | |
| Net unrealized (losses) gains, net of taxes of $(1,668) in 2024, $6,384 in 2023, and $(27,041) in 2022 | (6,276) | 99,323 | (193,022) |
| **Total comprehensive loss** | $ (87,396) | $ (8,361) | $ (162,049) |

*See accompanying notes.*

## JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

### Consolidated Statements of (Loss) Income and Comprehensive Loss (continued)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | *(in thousands, except share amounts)* | | |
| Net (loss) income per common share: | | | |
| Basic | | | |
| Continuing operations | $ (2.60) | $ 1.35 | $ 0.70 |
| Discontinued operations | $ (0.46) | $ (4.49) | $ (0.11) |
| | $ (3.06) | $ (3.14) | $ 0.59 |
| Diluted | | | |
| Continuing operations | $ (2.60) | $ 1.34 | $ 0.69 |
| Discontinued operations | $ (0.46) | $ (4.47) | $ (0.10) |
| | $ (3.06) | $ (3.13) | $ 0.59 |
| Dividend declared per common share | $ 0.16 | $ 0.20 | $ 0.20 |
| Weighted-average common shares outstanding: | | | |
| Basic | 38,685,003 | 37,618,660 | 37,442,856 |
| Diluted | 38,685,003 | 37,810,440 | 37,650,969 |

*See accompanying notes.*

**Consolidated Statements of Changes in Shareholders' Equity**

| | Number of Common Shares Outstanding | Common Shares (Par) | Preferred Shares | Additional Paid-in Capital | Retained Deficit | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | | | *(in thousands, except share amounts)* | | | | |
| **Balances at December 31, 2021** | 37,373,066 | $ 7 | $ — | $862,040 | $(166,663) | $ 29,978 | $ 725,362 |
| Net income | — | — | — | — | 30,973 | — | 30,973 |
| Other comprehensive loss | — | — | — | — | — | (193,022) | (193,022) |
| Vesting of RSUs | 97,171 | — | — | (1,304) | — | — | (1,304) |
| Compensation expense under share incentive plans | — | — | — | 8,122 | — | — | 8,122 |
| Dividends on Series A preferred shares | — | — | — | — | (8,750) | — | (8,750) |
| Dividends on common shares | — | — | — | — | (7,615) | — | (7,615) |
| **Balances at December 31, 2022** | 37,470,237 | $ 7 | $ — | $868,858 | $(152,055) | $(163,044) | $ 553,766 |
| Net loss | — | — | — | — | (107,684) | — | (107,684) |
| Other comprehensive income | — | — | — | — | — | 99,323 | 99,323 |
| Vesting of RSUs | 171,326 | — | — | (1,734) | — | — | (1,734) |
| Compensation expense under share incentive plans | — | — | — | 9,116 | — | — | 9,116 |
| Dividends on Series A preferred shares | — | — | — | — | (10,500) | — | (10,500) |
| Dividends on common shares | — | — | — | — | (7,666) | — | (7,666) |
| **Balances at December 31, 2023** | 37,641,563 | $ 7 | $ — | $876,240 | $(277,905) | $ (63,721) | $ 534,621 |
| Net loss | — | — | — | — | (81,120) | — | (81,120) |
| Other comprehensive loss | — | — | — | — | — | (6,276) | (6,276) |
| Conversion of Series A Preferred Shares to common shares (Notes 12 and 13) | 5,859,375 | 1 | — | 38,788 | (1,289) | — | 37,500 |
| Extinguishment of Series A Preferred Shares – deemed dividend (Note 12) | — | — | — | — | (25,717) | — | (25,717) |
| Enstar common share investment (Note 13) | 1,953,125 | 1 | — | 12,499 | — | — | 12,500 |
| Vesting of RSUs | 190,255 | — | — | (847) | — | — | (847) |
| Compensation expense under share incentive plans | — | — | — | 6,631 | — | — | 6,631 |
| Dividends on Series A preferred shares | — | — | — | — | (10,143) | — | (10,143) |
| Dividends on common shares | — | — | — | — | (6,234) | — | (6,234) |
| **Balances at December 31, 2024** | 45,644,318 | $ 9 | $ — | $933,311 | $(402,408) | $ (69,997) | $ 460,915 |

*See accompanying notes.*

# JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

## Consolidated Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| **Operating activities** | | | |
| Net (loss) income | $ (81,120) | $(107,684) | $ 30,973 |
| Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities: | | | |
| Deferred policy acquisition costs | (65,580) | (73,333) | (79,648) |
| Amortization of policy acquisition costs | 69,261 | 96,453 | 88,571 |
| Net realized and unrealized losses on investments | 6,985 | 43,251 | 28,318 |
| Impairment of intangible assets | — | 2,500 | — |
| Distributions from equity method investments | 405 | 43 | 4,364 |
| Income from equity method investments | (4,133) | (4,881) | (2,458) |
| Loss on disposal of discontinued operations | (2,193) | 80,400 | — |
| Deferred U.S. federal income tax benefit | (11,205) | (5,972) | 4,627 |
| Provision for depreciation and amortization | (709) | (475) | 1,048 |
| Share based compensation expense | 6,631 | 9,116 | 8,122 |
| Excess tax benefits from equity incentive plan transactions | 740 | 449 | 530 |
| Change in operating assets and liabilities: | | | |
| Reserve for losses and loss adjustment expenses | 453,149 | 278,778 | 20,522 |
| Unearned premiums | (24,237) | (70,894) | (51,536) |
| Premiums receivable and agents' balances | 15,374 | 22,594 | 53,442 |
| Reinsurance balances | (552,549) | (66,274) | 96,310 |
| Funds held | (66,942) | (107,922) | (60,900) |
| Payable to insurance companies | (3,385) | 2,129 | (2,770) |
| Other | 12,423 | (10,325) | 83,219 |
| Net cash (used in) provided by operating activities[a] | (247,085) | 87,953 | 222,734 |
| **Investing activities** | | | |
| Sale of JRG Re | 96,412 | — | — |
| Fixed maturity securities: | | | |
| Purchases | (178,818) | (197,360) | (709,576) |
| Sales | 200,178 | 34,537 | 206,872 |
| Maturities and calls | 162,472 | 139,867 | 174,725 |
| Equity Securities: | | | |
| Purchases | (11,319) | (11,869) | (38,801) |
| Sales | 56,852 | 12,625 | 17,214 |
| Bank loan participations: | | | |
| Purchases | (109,103) | (72,580) | (89,450) |
| Sales | 83,564 | 52,016 | 52,042 |
| Maturities | 36,628 | 27,605 | 22,417 |
| Other invested assets: | | | |
| Purchases | (5,075) | (13,775) | (150) |
| Return of capital | 1,160 | 2,793 | 20,170 |
| Proceeds from sales and repayments | 4,077 | 10,133 | 2,535 |

*See accompanying notes.*

**Consolidated Statements of Cash Flows (continued)**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| | *(in thousands)* | | |
| Securities receivable or payable, net . . . . . . . . . . . . . . . . . . . . . . . | (169) | 3,499 | (6,684) |
| Short-term investments, net . . . . . . . . . . . . . . . . . . . . . . . . . | (24,937) | 35,675 | 28,751 |
| Purchases of property and equipment . . . . . . . . . . . . . . . . . . . . . | (4,890) | (6,434) | (8,219) |
| Net cash provided by (used in) investing activities . . . . . . . . . . . . . . | 307,032 | 16,732 | (328,154) |
| **Financing activities** | | | |
| Senior debt repayments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (21,500) | — | (40,000) |
| Issuance of Series A preferred shares (Note 12) . . . . . . . . . . . . . . . . | — | — | 144,898 |
| Enstar common share investment (Note 13) . . . . . . . . . . . . . . . . . | 12,500 | — | — |
| Payroll taxes withheld and remitted on net settlement of RSUs . . . . . . | (847) | (1,734) | (1,304) |
| Dividends on Series A preferred shares . . . . . . . . . . . . . . . . . . . . . | (12,768) | (10,500) | (6,125) |
| Dividends on common shares . . . . . . . . . . . . . . . . . . . . . . . . . . | (6,231) | (7,746) | (7,798) |
| Payment of debt issuance costs . . . . . . . . . . . . . . . . . . . . . . . . . | — | (1,135) | — |
| Net cash (used in) provided by financing activities . . . . . . . . . . . . . . | (28,846) | (21,115) | 89,671 |
| Change in cash, cash equivalents, and restricted cash equivalents . . . . . | 31,101 | 83,570 | (15,749) |
| Cash, cash equivalents, and restricted cash equivalents at beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 359,949 | 276,379 | 292,128 |
| Cash, cash equivalents, and restricted cash equivalents at end of year . . | $ 391,050 | $ 359,949 | $ 276,379 |
| **Supplemental information** | | | |
| U.S. federal income taxes paid (refunded), net . . . . . . . . . . . . . . . . . | $ 25,104 | $ 45,330 | $ (3,470) |
| Interest paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 28,740 | $ 30,697 | $ 17,425 |
| Restricted cash equivalents at beginning of year . . . . . . . . . . . . . . . | $ 72,449 | $ 103,215 | $ 102,005 |
| Restricted cash equivalents at end of year . . . . . . . . . . . . . . . . . . . | 28,705 | 72,449 | 103,215 |
| Change in restricted cash equivalents . . . . . . . . . . . . . . . . . . . . . . | $ (43,744) | $ (30,766) | $ 1,210 |

---

(a)  Cash (used in) provided by operating activities for the years ended December 31, 2024, 2023, and 2022 reflects the activity in restricted cash equivalents above. As permitted under the agreements establishing the Indemnity Trust and the LPT Trust, we have withdrawn collateral from the Indemnity Trust and the LPT Trust to fund the Loss Fund Trust as required under the Administrative Services Agreement. Amounts on deposit in the Loss Fund Trust are included in restricted cash equivalents on the Company's consolidated balance sheets. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — *Amounts Recoverable from an Indemnifying Party and Reinsurer on Legacy Commercial Auto Book*". Excluding the restricted cash activity above, cash (used in) provided by operating activities was $(203.3) million, $118.7 million, and $221.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. The $203.3 million of cash used in operating activities for the year ended December 31, 2024 primarily reflects the $313.2 million and $52.8 million of reinsurance premium paid in 2024 related to the E&S ADC and E&S Top Up ADC (See Note 8).

**James River Group Holdings, Ltd. and Subsidiaries**

**Notes to Consolidated Financial Statements**
**Years ended December 31, 2024, 2023, and 2022**

### 1.  Accounting Policies

#### Organization

James River Group Holdings, Ltd. (referred to as "JRG Holdings" or, with its subsidiaries, the "Company") is an exempted holding company registered in Bermuda, organized for the purpose of acquiring and managing insurance entities.

The Company owns five insurance companies based in the United States ("U.S.") focused on specialty insurance niches as described below:

- James River Group Holdings UK Limited ("James River UK") is an insurance holding company formed in 2015 in the United Kingdom ("U.K."). The Company contributed James River Group, Inc. ("James River Group"), a U.S. insurance holding company, to James River UK in 2015.

- James River Group is a Delaware domiciled insurance holding company formed in 2002, which owns all of the Company's U.S.-based subsidiaries, either directly or indirectly through one of its wholly-owned U.S. subsidiaries. James River Group oversees the Company's U.S. insurance operations and maintains all of the outstanding debt in the U.S.

- James River Insurance Company ("James River Insurance") is an Ohio domiciled excess and surplus lines insurance company that, with its wholly-owned insurance subsidiary, James River Casualty Company, is authorized to write business in every state and the District of Columbia.

- Falls Lake National Insurance Company ("Falls Lake National") is an Ohio domiciled insurance company which wholly owns Stonewood Insurance Company ("Stonewood Insurance"), an Ohio domiciled company, and Falls Lake Fire and Casualty Company, a California domiciled company. Falls Lake National primarily writes specialty admitted fronting and program business and individual risk workers' compensation insurance.

The Company previously owned JRG Reinsurance Company Ltd. ("JRG Re"), a Bermuda domiciled reinsurer, which comprised the former Casualty Reinsurance segment, and which, prior to the suspension of its underwriting activities in 2023, primarily provided non-catastrophe casualty reinsurance to U.S. third parties. On November 8, 2023, the Company entered into an agreement to sell JRG Re. The sale closed on April 16, 2024 and resulted in the Company's disposition of its casualty reinsurance business and related assets. See Held-for-Sale and Discontinued Operations below and Note 2 for additional disclosure.

#### Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which vary in some respects from statutory accounting practices ("SAP") which are prescribed or permitted by the various state insurance departments in the U.S. or by insurance regulators in Bermuda. The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

#### Held-for-Sale and Discontinued Operations

The results of operations of a component of the Company are reported in discontinued operations when certain criteria are met as of the date of disposal, or earlier if classified as held-for-sale. The Company has determined that the definitive agreement to sell JRG Re met the criteria for JRG Re to be classified as held for sale and that the sale represented a strategic shift that will have a major effect on the Company's operations. Accordingly, the results of JRG Re's operations have been presented as discontinued operations, and the assets and liabilities of JRG Re have been classified as held-for-sale and segregated for all periods presented in this Annual Report on Form 10-K. See Note 2 for additional disclosure.

**1.  Accounting Policies (continued)**

**Estimates and Assumptions**

Preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

**Fixed Maturity and Equity Securities**

Fixed maturity securities classified as "available-for-sale" are carried at fair value, and unrealized gains and losses on such securities, net of any deferred taxes, are reported as a separate component of accumulated other comprehensive income. The Company does not have any securities classified as "held-to-maturity" or "trading".

Fair value generally represents quoted market value prices for securities traded in the public marketplace or prices analytically determined using bid or closing prices for securities not traded in the public marketplace.

Premiums and discounts on mortgage-backed securities and asset-backed securities are amortized or accrued using the constant yield method which considers anticipated prepayments at the date of purchase. To the extent that the estimated lives of such securities change as a result of changes in estimated prepayment rates, the adjustments are included in net investment income using the retrospective method.

Realized investment gains or losses are determined on a specific identification basis. Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date.

The Company reviews its available-for-sale fixed maturities to determine whether any unrealized losses are due to credit-related factors. An allowance for credit losses is established for any credit-related impairments, limited to the amount by which fair value is below amortized cost. Changes in the allowance for credit losses are recognized in earnings and included in net realized and unrealized gains (losses) on investments. Unrealized losses that are not credit-related are recognized in other comprehensive income.

The Company considers the extent to which fair value is below amortized cost in determining whether a credit-related loss exists. The Company also considers the credit quality rating of the security, with a special emphasis on securities downgraded below investment grade. A comparison is made between the present value of expected future cash flows for a security and its amortized cost. If the present value of future expected cash flows is less than amortized cost, a credit loss is presumed to exist and an allowance for credit losses is established. Management may conclude that a qualitative analysis is sufficient to support its conclusion that the present value of the expected cash flows equals or exceeds a security's amortized cost.

**Bank Loan Participations**

Bank loan participations are managed by a specialized outside investment manager. The Company has elected the fair value option to account for bank loan participations. Under the fair value option, bank loan participations are measured at fair value, and changes in unrealized gains and losses in bank loan participations are reported in our Consolidated Statements of (Loss) Income and Comprehensive Loss as net realized and unrealized gains (losses) on investments.

Losses due to credit-related impairments on bank loan participations are determined based upon consultations and advice from the Company's specialized investment manager and consideration of any adverse situations that could affect the borrower's ability to repay, the estimated value of underlying collateral, and other relevant factors.

Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method.

1. **Accounting Policies (continued)**

Generally, the accrual of interest on a bank loan participation is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest. A bank loan participation may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. Interest received on nonaccrual loans generally is reported as investment income. There were no bank loans on nonaccrual status at December 31, 2024 or 2023.

Generally, bank loan participations are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

**Other Invested Assets**

Other invested assets at December 31, 2024 and 2023 include the Company's interests in private debt and equity investments. The investments are primarily focused in renewable energy, limited partnerships, and bank holding companies. Equity interests in various limited liability companies ("LLCs") and limited partnerships are accounted for under the equity method, as the Company has determined that the equity method best reflects its economic interest in the underlying equity investment.

**Short-Term Investments**

Short-term investments are carried at amortized cost, which approximates fair value. Short-term investments have maturities greater than three months but less than one year at the date of purchase.

**Cash Equivalents**

The Company considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

**Restricted Cash Equivalents**

The Company considers highly liquid investments with maturities of three months or less at the date of purchase that are segregated for a specific use to be restricted cash equivalents. Certain restricted cash equivalents invested in funds with floating net asset values are measured at fair value with changes in fair value recognized in net income.

**Direct Written Premiums**

Direct written premiums are earned on a pro rata basis over the terms of the policies, generally 12 months. The portion of premiums written applicable to the unexpired terms of the policies in force is recorded as unearned premiums. Policies are accounted for on an individual basis, with no aggregation by counterparty.

**Premiums Receivable and Agents' Balances, Net**

Premiums receivable and agents' balances are carried at face value net of any allowance for credit losses. The allowance for credit losses represents the current estimate of expected credit losses based on the Company's assessment of the collectability of receivables that are past due, historical collection percentages, and consideration of current economic conditions and expectations of future conditions that could affect ultimate collections. Receivables greater than 90 days past due were $16.4 million and $11.5 million at December 31, 2024 and 2023, respectively. The allowance for credit losses was $22.3 million and $17.9 million at December 31, 2024 and 2023, respectively. Credit loss expense was $6.9 million for the year ended

**1.   Accounting Policies (continued)**

December 31, 2024, $2.8 million for the year ended December 31, 2023, and $1.1 million for the year ended December 31, 2022. Receivables written off against the allowance for credit losses totaled $2.5 million for the year ended December 31, 2024, $1.2 million for the year ended December 31, 2023, and $1.5 million for the year ended December 31, 2022. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

**Deferred Policy Acquisition Costs**

Costs which are incrementally or directly related to the successful acquisition of new or renewal insurance business are deferred. These deferred costs are primarily commissions to agents, premium taxes, and the portion of underwriting fixed compensation and payroll related fringe benefits directly related to an insurance contract that has been acquired, net of ceding commissions related to reinsurance ceded. Amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the estimated policy life. To the extent that unearned premiums on existing policies are not adequate to cover projected related costs and expenses, deferred policy acquisition costs are charged to earnings. The Company considers anticipated investment income in determining whether a premium deficiency exists.

**Reinsurance and Adjustable Features of Insurance and Reinsurance Contracts**

Certain premiums and losses are ceded to other insurance companies under various excess of loss and quota-share reinsurance contracts. The Company enters into ceded reinsurance contracts to limit its exposure to large losses, to limit exposure on new lines of insurance written by the Company, and to provide additional capacity for growth.

Premiums, commissions, and losses and loss adjustment expenses on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance recoverables and prepaid reinsurance premiums are reported as assets. The Company uses a provision matrix to calculate the allowance for credit losses on reinsurance recoverables by applying impairment rates based on historical loss data to similarly rated reinsurance companies based on the expected duration of the receivables. The Company also considers the expected impact of current and future expected economic conditions and adjusts estimates if needed based on an evaluation of these factors. The allowance for credit losses on reinsurance recoverables at December 31, 2024 and 2023 was $1.2 million and $660,000, respectively. Other amounts payable to reinsurers or receivable from reinsurers are netted where the right of offset exists. The Company receives ceding commissions in connection with certain ceded reinsurance. The ceding commissions are recorded as a reduction of other operating expenses.

Certain reinsurance contracts include provisions that adjust premiums or acquisition expenses based upon the loss experience under the contracts. Premiums written and earned, as well as related acquisition expenses are recorded based upon the projected loss experience under the contracts.

The Company's Specialty Admitted Insurance segment writes insurance under specialty admitted fronting and program arrangements. The fronting and program arrangements may contain contractual provisions that adjust acquisition expenses based upon loss experience under the contracts. The specialty admitted fronting and program arrangements are significantly reinsured. These reinsurance contracts may also contain provisions that adjust premiums or acquisition expenses based upon the loss experience under the contracts. Premiums written and earned, as well as related acquisition expenses, are recorded based upon the projected loss experience under the contracts.

**Other Income**

Other income is principally comprised of fee income in the Specialty Admitted Insurance segment earned on policies for which the segment has no exposure to underwriting risk and broker incentive income

1.   **Accounting Policies (continued)**

in the Excess and Surplus Lines segment. Fee income of $4.6 million, $5.3 million, and $3.8 million is included in other income for the years ended December 31, 2024, 2023, and 2022, respectively. Fees are earned on a pro rata basis over the service period of the underlying business. Policies are accounted for on an individual basis, with no aggregation by counterparty. Broker incentive income in the Excess and Surplus Lines segment was $5.4 million, $1.3 million, and $471,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

**Income Taxes**

Deferred tax assets and deferred tax liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective U.S. tax basis. Deferred tax assets and liabilities are measured using enacted U.S. corporate tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance only when management believes it is more likely than not that some, or all, of the deferred tax assets will not be realized. The Company determined that no valuation allowance was necessary at December 31, 2024 or 2023.

**Goodwill**

Goodwill is tested annually for impairment in the fourth quarter of each calendar year, or more frequently if events or changes in circumstances indicate that the carrying amount of the Company's reporting units, including goodwill, may exceed their fair values. The Company first assesses qualitative factors in determining whether it is necessary to perform the quantitative goodwill impairment test. If management determines that it is more likely than not that the fair value of a reporting unit is less than the carrying value based on qualitative factors then they will perform the quantitative goodwill impairment test. For the quantitative goodwill impairment testing, the fair value of the reporting units is determined using a combination of a market approach and an income approach which projects the future cash flows produced by the reporting units and discounts those cash flows to their present value. The projection of future cash flows is necessarily dependent upon assumptions on the future levels of income as well as business trends, prospects, market, and economic conditions. The results of the two approaches are weighted to determine the fair value of each reporting unit. When the fair value is less than the carrying value of the net assets of the reporting unit, including goodwill, an impairment loss is charged to operations. To determine the amount of any goodwill impairment, the implied fair value of reporting unit goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the fair value of a reporting unit is assigned to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

**Intangible Assets, Net**

Intangible assets are initially recognized and measured at fair value. Specifically identified intangible assets with indefinite lives include trademarks and state insurance licenses and authorities. Other specifically identified intangible assets with lives ranging from 7.0 to 27.5 years represent relationships with brokers. These intangible assets are amortized on a straight-line basis over their estimated useful lives.

Intangible assets with indefinite useful lives are reviewed for impairment at least annually. In evaluating whether there has been impairment to the intangible asset, management determines the fair value of the intangible asset and compares the resulting fair value to the carrying value of the intangible asset. If the carrying value exceeds the fair value, the intangible asset is written down to fair value, and the impairment is

## 1.  Accounting Policies (continued)

reported through earnings. The Company evaluates intangible assets with definite lives for impairment when impairment indicators are noted.

### Impairment of Long-Lived Assets

Long-lived assets with finite lives are tested for impairment whenever recognized events or changes in circumstances indicate the carrying value of these assets may not be recoverable. If indicators of impairment are present, fair value is calculated using estimated future cash flows expected to be generated from the use of those assets. In the fourth quarter of 2024, the Company determined that the decrease in the share price of the Company's common stock during the quarter was an indication of impairment, and accordingly, the Company performed impairment testing on its goodwill and other intangible assets using a December 31, 2024 valuation date. As a result of this testing, the Company concluded that no impairment of the intangible assets had occurred. An impairment loss is recognized only if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. That assessment is based on the carrying amount of the asset or asset group at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its fair value.

### Property and Equipment, Net

Property and equipment, which is included in "other assets" in the accompanying consolidated balance sheets, is reported at cost less accumulated depreciation and is depreciated principally on a straight-line basis over the estimated useful lives of the depreciable assets, generally three years to ten years.

### Reserve for Losses and Loss Adjustment Expenses

The reserve for losses and loss adjustment expenses represents the estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. The Company does not discount this reserve. The process of estimating the reserve for losses and loss adjustment expenses requires a high degree of judgment and is subject to a number of variables. The reserve for losses and loss adjustment expenses is estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency.

The Company utilizes various actuarially-accepted reserving methodologies in determining expected outcomes for its reserves. These methodologies utilize various inputs, including management's initial expected loss ratio (the ratio of losses and loss adjustment expenses incurred to net earned premiums), expected reporting patterns and payment patterns for losses and loss adjustment expenses (based on insurance industry data and the Company's own experience), and the Company's actual paid and reported losses and loss adjustment expenses. An internal actuary reviews these results and (after applying appropriate professional judgment and other actuarial techniques that are considered necessary) presents recommendations to the Company's management. Management uses this information and its judgment to make decisions on the final recorded reserve for losses and loss adjustment expenses. Management believes that the use of judgment is necessary to arrive at a best estimate for the reserve for losses and loss adjustment expenses given the long-tailed nature of the business generally written by the Company and the limited operating experience of the fronting and program business in the Specialty Admitted Insurance segment. Judgment is also required to make actuarial adjustments, if needed, for changes in claims processing and case reserving that could cause current reported loss and paid loss development patterns to deviate from historical patterns. The Company believes that the insurance that it writes is subject to above-average variation in reserve estimates. The Excess and Surplus Lines market is subject to high policyholder turnover and changes in underlying mix of

1.    **Accounting Policies (continued)**

exposures. This turnover and change in underlying mix of exposures can cause actuarial estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business.

Catastrophes of significant magnitude, including hurricanes, earthquakes, and wildfires, involve complex coverage issues. In estimating the reserve for losses and loss adjustment expenses for these catastrophes, management uses case reserve estimates based on information obtained from site inspections by the Company's adjustors and the terms of coverage provided in the policies. Management estimates reserves for incurred but not reported claims for these catastrophes using judgment based on an assessment of the Company's property insurance exposures where the catastrophes occur and the Company's progress in settling claims.

Although management believes that the reserve for losses and loss adjustment expenses is reasonable, it is possible that the Company's actual incurred losses and loss adjustment expenses will not develop in a manner consistent with the assumptions inherent in the determination of these reserves. Specifically, the Company's actual ultimate loss ratio could differ from management's initial expected loss ratio and/or the Company's actual reporting patterns for losses could differ from the expected reporting patterns. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in the Company's consolidated financial statements. These estimates are reviewed continually by management and are adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

**Retroactive Reinsurance Accounting**

Loss portfolio transfers and adverse development covers are forms of reinsurance utilized by the Company to transfer losses and loss adjustment expenses and associated risk of adverse development on covered subject business, as defined in the respective agreements, to an assuming reinsurer in exchange for a reinsurance premium. The Company periodically reevaluates the remaining reserves subject to loss portfolio transfers and adverse development covers, and when recognized adverse prior year development on the subject business causes the cumulative amounts ceded under the agreements to exceed the consideration paid, the agreements move into a gain position subject to retroactive reinsurance accounting under GAAP. Gains are deferred under retroactive reinsurance accounting and recognized in earnings in proportion to actual paid recoveries under the agreements using the recovery method.

**Share Based Compensation**

The Company expenses the fair value of share equity awards over the vesting period of the award on a straight-line basis. Compensation cost for performance restricted share units ("PRSU") is based upon the probable outcome of performance conditions. The Black-Scholes-Merton option pricing model is used to value the options granted (see Note 14). Forfeitures of share-based awards are recognized as they occur. As the share based compensation expense is incurred, a corresponding increase to additional paid-in capital in shareholders' equity is recognized. Share based compensation expense is reflected in "other operating expenses" in the accompanying consolidated statements of (loss) income and comprehensive loss.

**Variable Interest Entities**

Entities that do not have sufficient equity at risk to allow the entity to finance its activities without additional financial support or in which the equity investors, as a group, do not have the characteristic of a controlling financial interest are referred to as variable interest entities ("VIE"). A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (primary beneficiary) as a result of having both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or right to receive benefits from the VIE that

1.    **Accounting Policies (continued)**

could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE's capital structure, contractual terms, nature of the VIE's operations and purpose, and the Company's relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE. The Company reassesses its VIE determination with respect to an entity on an ongoing basis.

The Company holds interests in VIEs through certain equity method investments included in "other invested assets" in the accompanying consolidated balance sheets. The Company has determined that it should not consolidate any of the VIEs as it is not the primary beneficiary in any of the relationships. Although the investments resulted in the Company holding variable interests in the entities, they did not empower the Company to direct the activities that most significantly impact the economic performance of the entities. The Company's investments related to these VIEs totaled $7.7 million and $8.4 million as of December 31, 2024 and 2023, respectively, representing the Company's maximum exposure to loss.

**Earnings (Loss) Per Share**

Basic earnings (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the dilution that could occur if securities or other contracts to issue common shares were exercised or vested using the treasury stock method or converted into common shares under the if-converted method. When inclusion of potential common shares increases the earnings per share or reduces the loss per share, the effect on earnings is anti-dilutive, and the diluted net earnings or net loss per share is computed excluding these potential common shares.

## 1. Accounting Policies (continued)

The following represents a reconciliation of the numerator and denominator of the basic and diluted (loss) earnings per common share computations contained in the consolidated financial statements.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| | *(in thousands, except share and per share amounts)* | | |
| Net (loss) income from continuing operations . . . . . . . . . . . . | $ (63,486) | $ 61,209 | $ 34,858 |
| Less: Dividends on Series A preferred shares . . . . . . . . . . . . . | (37,149) | (10,500) | (8,750) |
| (Loss) income from continuing operations available to common shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (100,635) | $ 50,709 | $ 26,108 |
| Loss from discontinued operations . . . . . . . . . . . . . . . . . . . | (17,634) | (168,893) | (3,885) |
| Net (loss) income available to common shareholders . . . . . . . . | $ (118,269) | $ (118,184) | $ 22,223 |
| Weighted average common shares outstanding: | | | |
| Basic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,685,003 | 37,618,660 | 37,442,856 |
| Dilutive potential common shares . . . . . . . . . . . . . . . . . . | — | 191,780 | 208,113 |
| Diluted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,685,003 | 37,810,440 | 37,650,969 |
| Net (loss) income per common share: | | | |
| Basic | | | |
| Continuing operations . . . . . . . . . . . . . . . . . . . . . . . . | $ (2.60) | $ 1.35 | $ 0.70 |
| Discontinued operations . . . . . . . . . . . . . . . . . . . . . . . | $ (0.46) | $ (4.49) | $ (0.11) |
| | $ (3.06) | $ (3.14) | $ 0.59 |
| Diluted | | | |
| Continuing operations . . . . . . . . . . . . . . . . . . . . . . . . | $ (2.60) | $ 1.34 | $ 0.69 |
| Discontinued operations . . . . . . . . . . . . . . . . . . . . . . . | $ (0.46) | $ (4.47) | $ (0.10) |
| | $ (3.06) | $ (3.13) | $ 0.59 |

For the years ended December 31, 2024, 2023, and 2022, potential common shares of 7,886,906, 5,722,915, and 4,728,461, respectively, were excluded from the calculation of diluted (loss) earnings per common share as their effects were anti-dilutive.

### Adopted Accounting Standards

The guidance in ASU 2023-07 — *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* was designed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the new standard effective with this Form 10-K by providing additional segment disclosures in Note 20. The new standard did not have a material impact on the Company's financial statements.

No accounting standards were adopted during the year ended December 31, 2024 that had a material impact on our financial statements.

### Prospective Accounting Standards

The guidance in ASU 2023-09 — *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* was designed to increase transparency about income tax information through improvements to the rate

### 1. Accounting Policies (continued)

reconciliation and disclosure of income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024. Although the Company continues to evaluate the impact of adopting this new accounting standard, the amendments are disclosure-related and are not expected to have a material impact on the Company's financial statements.

The guidance in ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* requires additional, disaggregated disclosure around certain income statement expense line items. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, although early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on the disclosures in its financial statements.

There are no other prospective accounting standards which are expected to have a material impact on our financial statements subsequent to December 31, 2024.

### 2. Discontinued Operations

On November 8, 2023, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Fleming Intermediate Holdings LLC, a Cayman Islands limited liability company (the "Buyer"). Pursuant to the Stock Purchase Agreement, and on the terms and subject to the conditions therein, the Buyer agreed to purchase from the Company all of the common shares of JRG Re. JRG Re comprised the remaining operations of the former Casualty Reinsurance segment, and the sale of JRG Re, which closed on April 16, 2024, resulted in the Company's disposition of its casualty reinsurance business and related assets.

Pursuant to the terms of the Stock Purchase Agreement, the aggregate purchase price received by the Company, after giving effect to estimated adjustments based on changes in JRG Re's adjusted net worth between March 31, 2023 and the closing, totaled approximately $291.4 million (the "Closing Date Purchase Price"). The aggregate Closing Date Purchase Price was comprised of (i) $152.4 million paid in cash by the Buyer and (ii) an aggregate $139.0 million dividend and distribution from contributed surplus by JRG Re to the Company. In accordance with the Stock Purchase Agreement, the cash portion of the purchase price was calculated based on an estimated balance sheet of JRG Re as of the date of closing. The estimated balance sheet is subject to final post-closing adjustments, which resulted in the downward adjustment to the purchase price discussed below.

The Buyer delivered a closing statement to the Company, and pursuant to the procedures in the Stock Purchase Agreement, the Company has given its notice of disagreement with the Buyer's closing statement. In its notice of disagreement, the Company (i) agreed with an $11.4 million downward adjustment to the Closing Date Purchase Price due to losses from JRG Re's operations between the date of the balance sheet used to produce the estimated closing statement and the Closing Date, which downward adjustment was paid to the Buyer on October 18, 2024, and (ii) disputed $54.1 million in aggregate downward adjustments to the Closing Date Purchase Price claimed by the Buyer, which the Company believes are unsupported by the facts known to the Company and the terms of the Stock Purchase Agreement. The Stock Purchase Agreement provides procedures for resolving disputes between the parties regarding the closing statement and it is possible that the resolution of these disputes could result in a significant reduction to the amount of the purchase price.

The Company determined that the sale of JRG Re met the criteria to be classified as held for sale at December 31, 2023 and that the sale represented a strategic shift that will have a major effect on its operations. Accordingly, the results of JRG Re's operations have been presented as discontinued operations, and the assets and liabilities of JRG Re at December 31, 2023 have been classified as held for sale and segregated for all periods presented in this Annual Report on Form 10-K.

## 2. Discontinued Operations (continued)

The $139.0 million pre-closing dividend includes the forgiveness of $133.2 million owed from JRGH to JRG Re and $5.8 million which was paid in cash to JRGH. In the fourth quarter of 2023, after giving effect to the pre-closing dividend, the Company recorded an estimated loss on sale of $80.4 million to write down the carrying value of JRG Re to its estimated fair value based upon the estimated sales price of the transaction less costs to sell and other adjustments in accordance with the Stock Purchase Agreement. At December 31, 2024, the estimated loss on the sale was revised to $78.3 million. The loss on disposal for the year ended December 31, 2024 of $4.1 million includes the $2.1 million gain for the change in the estimated loss on sale and selling costs incurred of $6.2 million. The $5.8 million cash portion of the pre-closing dividend is included in other liabilities at December 31, 2023. The Company also recognized losses of $53.2 million for the year ended December 31, 2023 associated with JRG Re's fixed maturity securities as the Company no longer had the intent or ability to hold securities in an unrealized loss position until a recovery of their fair value could occur. The losses are included in net realized and unrealized (losses) gains on investments in the operating results presented below.

JRG Re's assets and liabilities held for sale at December 31, 2023 were comprised of the following:

|  | December 31, 2023 |
| --- | --- |
|  | *(in thousands)* |
| **Assets** | |
| Invested assets: | |
| Fixed maturity securities, at fair value | $532,242 |
| Equity securities, at fair value | 2,779 |
| Total invested assets | 535,021 |
| Cash and cash equivalents | 13,202 |
| Accrued investment income | 3,589 |
| Premiums receivable and agents' balances, net | 68,441 |
| Reinsurance recoverable on unpaid and paid losses, net | 234,615 |
| Deferred policy acquisition costs | 4,986 |
| Write down of JRG Re to fair value less cost to sell | (80,400) |
| Other assets | 3,939 |
| Assets held for sale | $783,393 |
| **Liabilities** | |
| Reserve for losses and loss adjustment expenses | $441,666 |
| Unearned premiums | 17,223 |
| Funds held | 137,796 |
| Deferred reinsurance gain | 33,167 |
| Accrued expenses | 1,955 |
| Other liabilities | 9,690 |
| Liabilities held for sale | $641,497 |

2. **Discontinued Operations (continued)**

The operating results of JRG Re reported in discontinued operations were as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| | *(in thousands)* | | |
| **Revenues:** | | | |
| Gross written premiums | $ 1,137 | $ 17,357 | $ 85,208 |
| Ceded written premiums | 877 | 2,178 | (2,175) |
| Net written premiums | 2,014 | 19,535 | 83,033 |
| Change in net unearned premiums | 8,371 | 75,874 | 53,394 |
| Net earned premiums | 10,385 | 95,409 | 136,427 |
| Net investment income | 4,432 | 23,038 | 27,923 |
| Net realized and unrealized (losses) gains on investments | (9,472) | (53,693) | (12,598) |
| Other income | — | — | 430 |
| Total revenues | 5,345 | 64,754 | 152,182 |
| **Expenses:** | | | |
| Losses and loss adjustment expenses | 13,157 | 120,294 | 104,172 |
| Other operating expenses | 5,039 | 27,983 | 42,987 |
| Other expenses | — | 1,402 | 5,202 |
| Interest expense | 732 | 3,568 | 3,706 |
| Total expenses | 18,928 | 153,247 | 156,067 |
| Loss from discontinued operations | (13,583) | (88,493) | (3,885) |
| Loss on disposal of discontinued operations | (4,051) | (80,400) | — |
| Total loss from discontinued operations | (17,634) | (168,893) | (3,885) |

Cash flows from discontinued operations included in the consolidated statements of cash flows were as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| | *(in thousands)* | | |
| Net cash used in operating activities of discontinued operations | $(25,115) | $(115,907) | $(25,122) |
| Net cash provided by investing activities of discontinued operations | 63,104 | 115,145 | 8,497 |
| Net cash provided by (used in) discontinued operations | $ 37,989 | $ (762) | $(16,625) |
| Interest paid by discontinued operations | $ 1,388 | $ 3,951 | $ 2,578 |

### 3.   Investments

The Company's available-for-sale fixed maturity securities are summarized as follows:

| | Cost or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **December 31, 2024** | | | | |
| Fixed maturity securities: | | | | |
| State and municipal | $ 223,009 | $ 598 | $(27,043) | $ 196,564 |
| Residential mortgage-backed | 352,064 | 32 | (25,869) | 326,227 |
| Corporate | 503,610 | 1,358 | (29,483) | 475,485 |
| Commercial mortgage and asset-backed | 178,238 | 112 | (7,892) | 170,458 |
| U.S. Treasury securities and obligations guaranteed by the U.S. government | 21,416 | 2 | (419) | 20,999 |
| Total fixed maturity securities, available-for-sale | $1,278,337 | $2,102 | $(90,706) | $1,189,733 |
| **December 31, 2023** | | | | |
| Fixed maturity securities: | | | | |
| State and municipal | $ 273,462 | $1,834 | $(26,459) | $ 248,837 |
| Residential mortgage-backed | 336,064 | 1,243 | (19,379) | 317,928 |
| Corporate | 530,408 | 4,167 | (28,847) | 505,728 |
| Commercial mortgage and asset-backed | 235,302 | 78 | (12,527) | 222,853 |
| U.S. Treasury securities and obligations guaranteed by the U.S. government | 29,900 | 8 | (778) | 29,130 |
| Total fixed maturity securities, available-for-sale | $1,405,136 | $7,330 | $(87,990) | $1,324,476 |

The amortized cost and fair value of available-for-sale investments in fixed maturity securities at December 31, 2024 are summarized, by contractual maturity, as follows:

| | Cost or Amortized Cost | Fair Value |
|---|---|---|
| | *(in thousands)* | |
| One year or less | $ 23,591 | $ 23,350 |
| After one year through five years | 325,901 | 318,588 |
| After five years through ten years | 252,201 | 227,714 |
| After ten years | 146,342 | 123,396 |
| Residential mortgage-backed | 352,064 | 326,227 |
| Commercial mortgage and asset-backed | 178,238 | 170,458 |
| Total | $1,278,337 | $1,189,733 |

Actual maturities may differ for some securities because borrowers have the right to call or prepay obligations with or without penalties.

### 3. Investments (continued)

The following table shows the Company's gross unrealized losses and fair value for available-for-sale securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position:

| | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| | *(in thousands)* | | | | | |
| **December 31, 2024** | | | | | | |
| Fixed maturity securities: | | | | | | |
| State and municipal | $ 35,979 | $ (1,087) | $146,547 | $(25,956) | $ 182,526 | $(27,043) |
| Residential mortgage-backed | 179,807 | (5,285) | 140,559 | (20,584) | 320,366 | (25,869) |
| Corporate | 149,149 | (4,281) | 220,743 | (25,202) | 369,892 | (29,483) |
| Commercial mortgage and asset-backed | 17,991 | (65) | 101,525 | (7,827) | 119,516 | (7,892) |
| U.S. Treasury securities and obligations guaranteed by the U.S. government | 7,653 | (115) | 12,412 | (304) | 20,065 | (419) |
| Total fixed maturity securities, available-for-sale | $390,579 | $(10,833) | $621,786 | $(79,873) | $1,012,365 | $(90,706) |
| **December 31, 2023** | | | | | | |
| Fixed maturity securities: | | | | | | |
| State and municipal | $ 30,196 | $ (287) | $168,517 | $(26,172) | $ 198,713 | $(26,459) |
| Residential mortgage-backed | 68,497 | (1,256) | 145,954 | (18,123) | 214,451 | (19,379) |
| Corporate | 55,970 | (532) | 290,308 | (28,315) | 346,278 | (28,847) |
| Commercial mortgage and asset-backed | 24,048 | (151) | 182,295 | (12,376) | 206,343 | (12,527) |
| U.S. Treasury securities and obligations guaranteed by the U.S. government | 7,961 | (71) | 19,889 | (707) | 27,850 | (778) |
| Total fixed maturity securities, available-for-sale | $186,672 | $ (2,297) | $806,963 | $(85,693) | $ 993,635 | $(87,990) |

At December 31, 2024, the Company held fixed maturity securities of 423 issuers that were in an unrealized loss position with a total fair value of $1,012.4 million and gross unrealized losses of $90.7 million. None of the fixed maturity securities with unrealized losses has ever missed, or been delinquent on, a scheduled principal or interest payment. At December 31, 2024, 100.0% of the Company's fixed maturity security portfolio was rated "BBB-" or better ("investment grade") by Standard & Poor's or received an equivalent rating from another nationally recognized rating agency. At December 31, 2024 there were no fixed maturity securities with ratings below investment grade by Standard & Poor's or another nationally recognized rating agency.

The Company periodically reviews its available-for-sale fixed maturities to determine whether any unrealized losses exist that are due to credit-related factors. An allowance for credit losses is established for any credit-related impairments, limited to the amount by which fair value is below amortized cost. Changes in the allowance for credit losses are recognized in earnings and included in net realized and unrealized gains (losses) on investments. Unrealized losses that are not credit-related are recognized in other comprehensive income.

## 3.  Investments (continued)

The Company considers the extent to which fair value is below amortized cost in determining whether a credit-related loss exists. The Company also considers the credit quality rating of the security, with a special emphasis on securities downgraded below investment grade. A comparison is made between the present value of expected future cash flows for a security and its amortized cost. If the present value of future expected cash flows is less than amortized cost, a credit loss is presumed to exist and an allowance for credit losses is established. Management may conclude that a qualitative analysis is sufficient to support its conclusion that the present value of expected cash flows equals or exceeds a security's amortized cost. As a result of this review, management concluded that there were no credit-related impairments of fixed maturities at December 31, 2024 or December 31, 2023. During the year ended December 31, 2024, management recognized an impairment loss of $207,000 for one fixed maturity security due to the Company's inability to hold the security until a recovery in its value to the amortized cost basis. For the remainder of securities in an unrealized loss position, management does not intend to sell the securities and it is not "more likely than not" that the Company will be required to sell these securities before a recovery in their value to their amortized cost basis occurs.

The Company elected the fair value option to account for bank loan participations. Under the fair value option, bank loan participations are measured at fair value, and changes in unrealized gains and losses in bank loan participations are reported in our income statement as net realized and unrealized gains (losses) on investments. Applying the fair value option to the bank loan portfolio increases volatility in the Company's financial statements, but management believes it is less subjective and less burdensome to implement and maintain than ASU 2016-13, which would have otherwise been required.

At December 31, 2024, the Company's bank loan portfolio had an aggregate unpaid principal balance of $149.4 million and an aggregate fair value of $142.4 million. Investment income on bank loan participations included in net investment income was $17.0 million, $12.0 million, $4.3 million during the years ended December 31, 2024, 2023, and 2022, respectively. Net realized and unrealized gains (losses) on investments includes losses of $620,000, gains of $9.0 million, and losses of $5.4 million related to changes in unrealized gains and losses on bank loan participations for the years ended December 31, 2024, 2023, and 2022, respectively. Management concluded that $3.3 million, $397,000, and $574,000 of the net realized and unrealized gains (losses) were due to credit-related impairments for the years ended December 31, 2024, 2023, and 2022, respectively. Losses due to credit-related impairments were determined based upon consultations and advice from the Company's specialized investment manager and consideration of any adverse situations that could affect the borrower's ability to repay, the estimated value of underlying collateral, and other relevant factors.

Bank loan participations generally have a credit rating that is below investment grade (i.e. below "BBB-" for Standard & Poor's) at the date of purchase. These bank loans are primarily senior, secured floating-rate debt rated "BB", "B", or "CCC" by Standard & Poor's or an equivalent rating from another nationally recognized rating agency. These bank loans include assignments of, and participations in, performing and non-performing senior corporate debt generally acquired through primary bank syndications and in secondary markets. Bank loans consist of, but are not limited to, term loans, the funded and unfunded portions of revolving credit loans, and other similar loans and investments. Management believed that it was probable at the time that these loans were acquired that the Company would be able to collect all contractually required payments receivable.

Interest income on bank loan participations is accrued on the unpaid principal balance, and discounts and premiums on bank loan participations are amortized to income using the interest method. Generally, the accrual of interest on a bank loan participation is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest. A bank loan participation may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. Generally, bank loan participations are restored to accrual status

**3.    Investments (continued)**

when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt. Interest received on nonaccrual loans generally is reported as investment income. There were no bank loans on nonaccrual status at December 31, 2024 or 2023.

Major categories of the Company's net investment income are summarized as follows:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2024 | 2023 | 2022 |
|  | *(in thousands)* | | |
| Fixed maturity securities | $48,262 | $49,793 | $28,131 |
| Bank loan participations | 16,992 | 11,984 | 4,256 |
| Equity securities | 7,424 | 6,548 | 5,479 |
| Other invested assets | 4,855 | 5,049 | 3,408 |
| Cash, cash equivalents, restricted cash equivalents, and short-term investments | 19,249 | 13,703 | 4,170 |
| Gross investment income | 96,782 | 87,077 | 45,444 |
| Investment expense | (3,693) | (3,031) | (2,256) |
| Net investment income | $93,089 | $84,046 | $43,188 |

The Company's net realized and unrealized gains and losses on investments are summarized as follows:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2024 | 2023 | 2022 |
|  | *(in thousands)* | | |
| **Fixed maturity securities:** | | | |
| Gross realized gains | $ 1,613 | $   — | $  1,534 |
| Gross realized losses | (2,891) | (339) | (291) |
|  | (1,278) | (339) | 1,243 |
| **Equity securities:** | | | |
| Gross realized gains | 11,061 | 1,845 | 1,248 |
| Gross realized losses | (1,439) | (320) | (685) |
| Changes in fair values of equity securities | (873) | 3,722 | (11,685) |
|  | 8,749 | 5,247 | (11,122) |
| **Bank loan participations:** | | | |
| Gross realized gains | 845 | 306 | 63 |
| Gross realized losses | (4,069) | (3,806) | (428) |
| Changes in fair values of bank loan participations | (620) | 9,049 | (5,381) |
|  | (3,844) | 5,549 | (5,746) |
| **Short-term investments and other:** | | | |
| Gross realized gains | 1 | 2 | 1 |
| Gross realized losses | (2) | (18) | (96) |
| Changes in fair values of short-term investments and other | (1) | — | — |
|  | (2) | (16) | (95) |
| Total | $ 3,625 | $10,441 | $(15,720) |

### 3.    Investments (continued)

The change in the Company's available-for-sale fixed maturity gross unrealized net losses was $(7.9) million, $30.4 million and $(131.4) million for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company invests selectively in private debt and equity opportunities. These investments, which together comprise the Company's other invested assets, are primarily focused in renewable energy, limited partnerships, and bank holding companies.

| | Carrying Value | | Investment Income | | |
| --- | --- | --- | --- | --- | --- |
| | December 31, | | Year Ended December 31, | | |
| | 2024 | 2023 | 2024 | 2023 | 2022 |
| | *(in thousands)* | | | | |
| Renewable energy LLCs[a] | | | | | |
| Excess and Surplus Lines | $ 7,690 | $ 8,382 | $1,447 | $2,375 | $ 3,366 |
| Corporate & Other | — | — | 293 | 524 | 435 |
| | 7,690 | 8,382 | 1,740 | 2,899 | 3,801 |
| Renewable energy notes receivable[b] | | | | | |
| Excess and Surplus Lines | — | 608 | 61 | 108 | 270 |
| Corporate & Other | — | 761 | 77 | 136 | 337 |
| | — | 1,369 | 138 | 244 | 607 |
| Limited partnerships[c] | | | | | |
| Excess and Surplus Lines | 14,644 | 11,914 | 2,393 | 1,566 | (805) |
| Corporate & Other | 464 | 664 | — | — | (538) |
| | 15,108 | 12,578 | 2,393 | 1,566 | (1,343) |
| Private Debt[d] | | | | | |
| Excess and Surplus Lines | 13,902 | 10,805 | 584 | 340 | 343 |
| Corporate & Other | — | — | — | — | — |
| | 13,902 | 10,805 | 584 | 340 | 343 |
| Total other invested assets | | | | | |
| Excess and Surplus Lines | 36,236 | 31,709 | 4,485 | 4,389 | 3,174 |
| Corporate & Other | 464 | 1,425 | 370 | 660 | 234 |
| | $36,700 | $33,134 | $4,855 | $5,049 | $ 3,408 |

_____

(a)   The Company's Excess and Surplus Lines segment owns equity interests ranging from 3.6% to 5% in various LLCs whose principal objective is capital appreciation and income generation from owning and operating renewable energy production facilities (wind and solar). The Company's former Non-Executive Chairman invested in certain of these LLCs. The equity method is used to account for the Company's LLC investments. Income for the LLCs primarily reflects adjustments to the carrying values of investments in renewable energy projects to their determined fair values. The fair value adjustments are included in revenues for the LLCs. Expenses for the LLCs are not significant and are comprised of administrative and interest expenses. During the fourth quarter of 2022, the underlying projects in two of our LLCs were sold at the manager's discretion. The Company received proceeds of $20.2 million, comprised of $17.2 million in the Excess and Surplus Lines segment and $3.0 million in the Corporate and Other segment. During the year ended December 31, 2023, the Company received additional

3.   **Investments (continued)**

proceeds from the sales of $3.1 million in the Excess and Surplus Lines segment and $524,000 in the Corporate and Other segment. During the year ended December 31, 2024, the Company received additional proceeds from the sales of $1.7 million in the Excess and Surplus Lines segment and $293,000 in the Corporate and Other segment. The Company received cash distributions from all renewable energy investments totaling $439,000 and $3.7 million for the years ended December 31, 2024 and 2023, respectively.

(b)   The Company's Excess and Surplus Lines and Corporate and Other segments have invested in two notes receivable for renewable energy projects. Interest on the notes, which mature in 2025, is fixed at 12%. During the year ended December 31, 2024, the Company received principal repayments of $608,000 and $761,000 on the notes receivable in the Company's Excess and Surplus Lines segment and Corporate and Other segment, respectively. During the year ended December 31, 2023, the Company received principal repayments of $593,000 and $742,000 on the notes receivable in the Company's Excess and Surplus Lines segment and Corporate and Other segment, respectively.

(c)   The Company owns investments in limited partnerships that invest in concentrated portfolios including publicly-traded small cap equities, loans of middle market private equity sponsored companies, private equity general partnership interests, commercial mortgage-backed securities, specialty private credit, and tranches of distressed home loans. Income from the partnerships is recognized under the equity method of accounting. During the year ended December 31, 2022, the Company recognized an impairment loss of $538,000 on one limited partnership in the Corporate & Other segment. At December 31, 2024, the Company's Excess and Surplus Lines segment has outstanding commitments to invest another $4.7 million in these limited partnerships and a $20.0 million commitment to invest in a new limited partnership.

(d)   The Company's Excess and Surplus Lines segment holds two notes receivable for structured private specialty credit. Interest on the notes, which mature in 2031, is fixed at 4.25% and 5.25%. At December 31, 2024, the Company's Excess and Surplus Lines segment has outstanding commitments to invest another $2.3 million in these notes. Previously, the Company's Excess and Surplus Lines segment held $4.5 million of subordinated notes issued by a bank holding company for which the former Non-Executive Chairman of the Company was previously the Lead Independent Director. The notes matured on August 12, 2023. Interest on the notes was fixed at 7.6% per annum.

At December 31, 2024 and 2023, cash and investments with a fair value of $76.6 million and $72.4 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

### 4.  Deferred Policy Acquisition Costs

An analysis of deferred policy acquisition costs is as follows:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | **2024** | **2023** | **2022** |
|  | *(in thousands)* | | |
| Balance at beginning of period | $ 31,497 | $ 32,837 | $ 21,399 |
| Policy acquisition costs deferred: | | | |
|   Commissions | 43,720 | 47,665 | 38,190 |
|   Underwriting and other issue expenses | 20,918 | 23,628 | 23,057 |
| | 64,638 | 71,293 | 61,247 |
| Amortization of policy acquisition costs | (65,960) | (72,633) | (49,809) |
| Net change | (1,322) | (1,340) | 11,438 |
| Balance at end of period | $ 30,175 | $ 31,497 | $ 32,837 |

### 5.  Goodwill and Intangible Assets

On December 11, 2007, the Company completed an acquisition of James River Group by acquiring 100% of the outstanding shares of James River Group common stock, referred to herein as the "Merger". The transaction was accounted for under the purchase method of accounting, and goodwill and intangible assets were recognized by the Company as a result of the transaction.

All of the Company's goodwill is an asset of the Excess and Surplus Lines segment. The Company's annual testing performed in the fourth quarter of 2024, 2023 and 2022 indicated that no impairment of goodwill had occurred. The carrying amount of goodwill at December 31, 2024 and 2023 was $181.8 million. Accumulated goodwill impairment losses were $99.6 million at December 31, 2024 and 2023. The most recent goodwill impairment losses occurred in 2010.

Specifically identifiable intangible assets were acquired in the Merger. In September, 2023, the Company sold the renewal rights to the Individual Risk Workers' Compensation ("IRWC") business in the Specialty Admitted Insurance segment. Upon closing of the transaction, the Company recognized an impairment charge of $2.5 million related to the trademark intangible asset associated with the IRWC business. During the fourth quarters of 2024, 2023 and 2022, the indefinite-lived intangible assets for trademarks and insurance licenses and authorities were tested for impairment. Intangible assets for broker relationships that have specific lives and are subject to amortization were also reviewed for impairment. There were no additional impairments recognized in 2024, 2023, or 2022.

5.   **Goodwill and Intangible Assets (continued)**

The gross carrying amounts and accumulated amortization for each major specifically identifiable intangible asset class were as follows:

| | | December 31, | | | |
| | | 2024 | | 2023 | |
| | Life (Years) | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
|---|---|---|---|---|---|
| | | *(in thousands)* | | | |
| Trademarks | Indefinite | $19,700 | $ — | $19,700 | $ — |
| Insurance licenses and authorities | Indefinite | 8,964 | — | 8,964 | — |
| Identifiable intangibles not subject to amortization | | 28,664 | — | 28,664 | — |
| Broker relationships | 24.6 | 11,611 | 7,825 | 11,611 | 7,462 |
| Identifiable intangible assets subject to amortization | | 11,611 | 7,825 | 11,611 | 7,462 |
| | | $40,275 | $7,825 | $40,275 | $7,462 |

Future estimated amortization of specifically identifiable intangible assets as of December 31, 2024 is as follows (*in thousands*):

| | |
|---|---|
| 2025 | $   363 |
| 2026 | 363 |
| 2027 | 363 |
| 2028 | 363 |
| 2029 | 363 |
| Thereafter | 1,971 |
| Total | $3,786 |

The table below summarizes the changes in the net carrying values of intangible assets by segment for the year ended December 31, 2024:

| | December 31, 2023 Net Carrying Value | Amortization | Impairment Losses | December 31, 2024 Net Carrying Value |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **Excess and Surplus Lines** | | | | |
| Trademarks | $19,700 | $ — | $ — | $19,700 |
| Insurance licenses and authorities | 4,900 | — | — | 4,900 |
| Broker relationships | 4,148 | (363) | — | 3,785 |
| | 28,748 | (363) | — | 28,385 |
| **Specialty Admitted Insurance** | | | | |
| Trademarks | — | — | — | — |
| Insurance licenses and authorities | 4,065 | — | — | 4,065 |
| | 4,065 | — | — | 4,065 |
| Total identifiable intangible assets | $32,813 | $(363) | $ — | $32,450 |

5. **Goodwill and Intangible Assets (continued)**

The table below summarizes the changes in the net carrying values of intangible assets by segment for the year ended December 31, 2023:

| | December 31, 2022 Net Carrying Value | Amortization | Impairment Losses | December 31, 2023 Net Carrying Value |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **Excess and Surplus Lines** | | | | |
| Trademarks | $19,700 | $ — | $ — | $19,700 |
| Insurance licenses and authorities | 4,900 | — | — | 4,900 |
| Broker relationships | 4,511 | (363) | — | 4,148 |
| | 29,111 | (363) | — | 28,748 |
| **Specialty Admitted Insurance** | | | | |
| Trademarks | 2,500 | — | (2,500) | — |
| Insurance licenses and authorities | 4,065 | — | — | 4,065 |
| | 6,565 | — | (2,500) | 4,065 |
| Total identifiable intangible assets | $35,676 | $(363) | $(2,500) | $32,813 |

Amortization of intangible assets was $363,000 for the Excess and Surplus Lines segment and $0 for the Specialty Admitted Insurance segment for the year ended December 31, 2022.

6. **Property and Equipment, Net**

Property and equipment, net of accumulated depreciation, is included in "other assets" on the consolidated balance sheets and consists of the following:

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | *(in thousands)* | |
| Electronic data processing hardware and software | $24,902 | $19,693 |
| Furniture and equipment | 1,763 | 2,136 |
| Property and equipment, cost basis | 26,665 | 21,829 |
| Accumulated depreciation | (6,892) | (4,834) |
| Property and equipment, net | $19,773 | $16,995 |

7. **Leases**

The Company has entered into operating leases for office space in North Carolina, Virginia, Arizona, and Georgia. The present value of future lease payments for the Company's leases with terms greater than 12 months are included on the consolidated balance sheets as lease liabilities and right-of-use lease assets. For leases with terms of 12 months or less, lease payments are recognized in other operating expenses on a straight-line basis over the lease term.

Total expected lease payments are based on the lease payments specified in the contract and the stated term, including any options to extend or terminate that the Company is reasonably certain to exercise. The Company elected the practical expedient to account for lease components and any associated non-lease components as a single lease component, and therefore allocates all of the expected lease payments to the lease component.

### 7. Leases (continued)

The lease liability, which represents the Company's obligation to make lease payments arising from the lease, is calculated based on the present value of expected lease payments over the remaining lease term, discounted using the Company's collateralized incremental borrowing rate at the commencement date. The lease liability is then adjusted for any prepaid rent, lease incentives received or capitalized initial direct costs to determine the lease asset, which represents the Company's right to use the underlying asset for the lease term. Lease liabilities and right-of-use assets are included in other liabilities and other assets, respectively, on the Company's consolidated balance sheets.

At December 31, 2024, lease liabilities and right-of-use assets associated with the Company's operating leases were $5.6 million and $5.3 million, respectively ($8.0 million and $7.8 million at December 31, 2023, respectively). The weighted-average discount rate and weighted average remaining lease term for operating leases was 4.8% and 2.6 years, respectively, as of December 31, 2024.

The table below summarizes maturities of the Company's operating lease liabilities as of December 31, 2024, which reconciles to total lease liabilities included in other liabilities on the Company's consolidated balance sheets:

| Years ending December 31, | (in thousands) |
|---|---|
| 2025 | $3,150 |
| 2026 | 1,196 |
| 2027 | 914 |
| 2028 | 538 |
| 2029 | 158 |
| Thereafter | — |
| Total lease payments | 5,956 |
| Less imputed interest | (357) |
| Total operating lease liabilities | $5,599 |

Operating lease liabilities include $2.3 million associated with office space in a building that is owned by a partnership in which the Company has a minority interest.

Operating lease costs were $4.1 million, $4.6 million, and $4.6 million for the years ended December 31, 2024, 2023, and 2022, respectively. Operating lease costs are primarily comprised of rental expense for operating leases. Rental expense is recognized on a straight line basis over the lease term and includes amortization of the right-of-use lease asset and imputed interest on the lease liability. Operating lease costs are included in other operating expenses in the Company's consolidated statements of (loss) income and comprehensive loss.

### 8. Reserve for Losses and Loss Adjustment Expenses

In establishing the reserve for losses and loss adjustment expenses, the Company's internal actuaries estimate an initial expected ultimate loss ratio for each of our lines of business by accident year. Input from the Company's underwriting and claims departments, including premium pricing assumptions and historical experience, are considered by the Company's internal actuaries in estimating the initial expected loss ratios. The Company's internal actuaries generally utilize five primary actuarial methods in their estimation process for the reserve for losses and loss adjustment expenses. These primary methods are supplemented by additional actuarial methods as the Chief Actuary considers appropriate. For example, these supplemental methods can include frequency and severity methods that utilize claim count data to estimate ultimate losses and loss adjustment expenses. These methods utilize, to varying degrees, the initial

**8.   Reserve for Losses and Loss Adjustment Expenses (continued)**

expected loss ratio, detailed statistical analysis of past claims reporting and payment patterns, claims frequency and severity, paid loss experience, industry loss experience, and changes in market conditions and claims handling practices, policy forms, exclusions, and exposures.

In applying these methods to develop an estimate of the reserve for losses and loss adjustment expenses, our internal actuaries use judgment to determine three key parameters for each accident year and line of business: the initial expected loss ratios, the incurred and paid loss development factors and the weighting of the actuarial methods to be used for each accident year and line of business. For the Excess and Surplus Lines segment, the internal actuaries perform a study on each of these parameters at least annually and make recommendations for the initial expected loss ratios, the incurred and paid loss development factors and the weighting of the actuarial methods by accident year and line of business. Members of management's Reserve Committee review and approve the parameter review actuarial recommendations, and absent any developments requiring an earlier review, these approved parameters are used in the reserve estimation process for the next four quarters at which time a new parameter study is performed. For the Specialty Admitted Insurance segment, expected loss ratios, loss development factors, and loss cost trends are reviewed and updated at least annually.

Different reserving methods are appropriate in different situations, and the Company's internal actuaries use their judgment and experience to determine the weighting of the methods to use for each accident year and each line of business. For example, the current accident year has very little incurred and paid loss development data on which to base reserve projections. As a result, the Company relies heavily on the initial expected loss ratio in estimating reserves for the current accident year. The Company generally sets the initial expected loss ratio for the current accident year consistent with the internal actuaries' pricing assumptions adjusted upward where warranted based on management's judgment in order to produce the best estimate. We believe that this is a reasonable and appropriate reserving assumption for the current accident year since our pricing assumptions are actuarially driven and since the Company expects to make an acceptable return on the new business written. If actual loss emergence is better than our initial expected loss ratio assumptions, we will experience favorable development and if it is worse than our initial expected loss ratio assumptions, we will experience adverse development. Conversely, sufficient incurred and paid loss development data is available for the oldest accident years, so more weight is given to this development data and less weight is given to the initial expected loss ratio.

The following table provides a reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses, net of reinsurance, to the gross amounts reported in the consolidated balance sheets. Reinsurance recoverables on unpaid losses and loss adjustment expenses are presented gross of an allowance for credit losses on reinsurance balances of $1.2 million, $660,000, and $580,000 at December 31, 2024, 2023, and 2022, respectively.

**8.   Reserve for Losses and Loss Adjustment Expenses (continued)**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| Reserve for losses and loss adjustment expenses net of reinsurance recoverables at beginning of period .................... | $1,246,973 | $1,080,766 | $  974,221 |
| Add: Incurred losses and loss adjustment expenses net of reinsurance: | | | |
| Current year ...................................... | 441,058 | 463,530 | 429,260 |
| Prior years – retroactive reinsurance ................... | 37,237 | 4,991 | 15,742 |
| Prior years – excluding retroactive reinsurance ............ | 76,079 | 31,636 | (4,360) |
| Total incurred losses and loss and adjustment expenses ........ | 554,374 | 500,157 | 440,642 |
| Deduct: Loss and loss adjustment expense payments net of reinsurance: | | | |
| Current year ...................................... | 31,313 | 32,410 | 33,720 |
| Prior years ....................................... | 333,277 | 296,549 | 284,635 |
| Total loss and loss adjustment expense payments ............. | 364,590 | 328,959 | 318,355 |
| Deduct: Change in deferred reinsurance gain – retroactive reinsurance ...................................... | 37,237 | 4,991 | 15,742 |
| Deduct: Loss reserves ceded in E&S ADC ................. | 313,242 | — | — |
| Reserve for losses and loss adjustment expenses net of reinsurance recoverables at end of period ........................ | 1,086,278 | 1,246,973 | 1,080,766 |
| Add: Reinsurance recoverables on unpaid losses and loss adjustment expenses at end of period .................. | 1,998,128 | 1,359,134 | 1,260,197 |
| Reserve for losses and loss adjustment expenses gross of reinsurance recoverables on unpaid losses and loss adjustment expenses at end of period .......................... | $3,084,406 | $2,606,107 | $2,340,963 |

The foregoing reconciliation shows that $76.1 million of net adverse development was experienced in 2024 on the reserve for losses and loss adjustment expenses held at December 31, 2023 (excluding adverse prior year development subject to retroactive reinsurance accounting — see *Loss Portfolio Transfers and Adverse Development Covers* below). This net adverse reserve development included $76.7 million of net adverse development in the Excess and Surplus Lines segment, including a $52.2 million reserve charge upon execution of the E&S ADC (consideration paid in excess of initial reserves), and $607,000 of net favorable development in the Specialty Admitted Insurance segment.

The foregoing reconciliation shows that $31.6 million of net adverse development was experienced in 2023 on the reserve for losses and loss adjustment expenses held at December 31, 2022 (excluding adverse prior year development subject to retroactive reinsurance accounting — see *Loss Portfolio Transfers and Adverse Development Covers* below). This net adverse reserve development included $32.6 million of net adverse development in the Excess and Surplus Lines segment, with adverse development in accident years 2020 and prior exceeding favorable development on accident years 2022 and 2021, and $972,000 of net favorable development in the Specialty Admitted Insurance segment.

The foregoing reconciliation shows that $4.4 million of net favorable development was experienced in 2022 on the reserve for losses and loss adjustment expenses held at December 31, 2021 (excluding adverse prior year development subject to retroactive reinsurance accounting — see *Loss Portfolio Transfers and*

**James River Group Holdings, Ltd. and Subsidiaries**

**Notes to Consolidated Financial Statements**
**Years ended December 31, 2024, 2023, and 2022**

**8.  Reserve for Losses and Loss Adjustment Expenses (continued)**

*Adverse Development Covers* below). This net favorable reserve development included $210,000 of net favorable development in the Excess and Surplus Lines segment and $4.2 million of net favorable development in the Specialty Admitted Insurance segment. The Company also experienced $5.0 million of net catastrophe losses in 2022 related to Hurricane Ian.

**Loss Portfolio Transfers and Adverse Development Covers**

Loss portfolio transfers and adverse development covers are forms of retroactive reinsurance utilized by the Company to transfer losses and loss adjustment expenses and associated risk of adverse development on covered subject business, as defined in the respective agreements, to an assuming reinsurer in exchange for a reinsurance premium. This reinsurance can bring economic finality (up to the limit of such agreements, if applicable) on the subject risks when they no longer meet the Company's risk appetite or are no longer aligned with the Company's risk management guidelines.

**Commercial Auto Loss Portfolio Transfer**

On September 27, 2021, James River Insurance and James River Casualty Company (together, "James River") entered into a loss portfolio transfer transaction (the "Commercial Auto LPT") with Aleka Insurance, Inc. ("Aleka"), a captive insurance company affiliate of Rasier LLC, to reinsure substantially all of the Excess and Surplus Lines segment's legacy portfolio of commercial auto policies previously issued to Rasier LLC and its affiliates (collectively, "Rasier") for which James River is not otherwise indemnified by Rasier. The reinsurance coverage is structured to be fully collateralized, is not subject to an aggregate limit, and is subject to certain exclusions. The cumulative amounts ceded under the loss portfolio transfer were $459.3 million, $456.2 million and $391.8 million as of December 31, 2024, 2023, and 2022, respectively.

**Combined Loss Portfolio Transfer and Adverse Development Cover**

On July 2, 2024, James River entered into a Combined Loss Portfolio Transfer and Adverse Development Cover Reinsurance Contract (the "E&S ADC") with State National Insurance Company, Inc. ("State National"). The transaction closed upon signing.

The E&S ADC was effective January 1, 2024 (the "Effective Date") and applies to James River's Excess & Surplus Lines segment casualty portfolio losses attaching to premium earned during 2010-2023 (both years inclusive), excluding, among others, losses related to commercial auto policies issued to a former large insured or its affiliates (the "Subject Business"). Pursuant to the E&S ADC, (a) State National reinsures 85% of losses paid on and after the Effective Date in respect of the Subject Business in excess of $716.6 million up to an aggregate limit of $467.1 million (with State National's share of the aggregate limit being $397.0 million) in exchange for a reinsurance premium paid by James River equal to $313.2 million, (b) James River continues to manage claims and to manage and collect the benefit of other existing third-party reinsurance on the Subject Business, which third-party reinsurance inures to the benefit of the E&S ADC, and (c) James River is entitled to a profit commission of 50% of any favorable development on the business ceded to State National below 104.5% of carried reserves, which profit commission shall not exceed $87.0 million in total. The Company has $41.2 million of aggregate limit remaining on the E&S ADC at December 31, 2024.

**Adverse Development Cover**

On November 11, 2024, Enstar Group Limited ("Enstar"), through its subsidiary Cavello Bay Reinsurance Limited, entered into an adverse development cover agreement with James River ("E&S Top Up ADC"), pursuant to which, in exchange for a premium of $52.8 million (less an amount equal to the federal excise tax payable on the premium), Cavello Bay reinsures, effective January 1, 2024, 100% of the losses

## 8. Reserve for Losses and Loss Adjustment Expenses (continued)

associated with James River's Excess & Surplus Lines segment casualty portfolio losses attaching to premium earned during 2010-2023 (both years inclusive). The E&S Top Up ADC excludes losses related to commercial auto policies issued to a former large insured or its affiliates and is subject to a retention by James River of $1,183.7 million (the limit of the E&S ADC executed on July 2, 2024) and up to an aggregate limit of $75.0 million. The E&S Top Up ADC closed on December 23, 2024. The Company recognized a $52.8 million reduction in pre-tax income in connection with the adverse development cover upon closing. The Company has $75.0 million of aggregate limit remaining on the E&S Top Up ADC at December 31, 2024.

### Retroactive Reinsurance Accounting

The Company periodically reevaluates the remaining reserves subject to the Commercial Auto LPT, the E&S ADC, and the E&S Top Up ADC, and when recognized adverse prior year development on the subject business causes the cumulative amounts ceded under the agreements to exceed the consideration paid, the agreements move into a gain position subject to retroactive reinsurance accounting under GAAP. Gains are deferred under retroactive reinsurance accounting and recognized in earnings in proportion to actual paid recoveries under the agreements using the recovery method. While the deferral of gains can introduce volatility in our results in the short-term, over the life of the contract, we would expect no economic impact to the Company as long as the counterparty performs under the contract. The impact of retroactive reinsurance accounting is not indicative of our current and ongoing operations.

The following tables summarize the retroactive reinsurance accounting for the Commercial Auto LPT and the E&S ADC for the years ended December 31, 2024, 2023, and 2022.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| **Commercial Auto LPT** | | | |
| Deferred retroactive reinsurance gain at beginning of period . . . . . . . . . | $ 20,733 | $ 15,742 | $ — |
| Adverse prior year development on subject business . . . . . . . . . . . . . . . | 3,051 | 64,403 | 46,697 |
| Retroactive reinsurance benefits under the recovery method . . . . . . . . . . | (14,562) | (59,412) | (30,955) |
| Deferred retroactive reinsurance gain at end of period . . . . . . . . . . . . . . | $ 9,222 | $ 20,733 | $ 15,742 |
| **E&S ADC** | | | |
| Deferred retroactive reinsurance gain at beginning of period . . . . . . . . . | $ — | $ — | $ — |
| Adverse prior year development ceded on subject business . . . . . . . . . . . | 48,748 | — | — |
| Retroactive reinsurance benefits under the recovery method . . . . . . . . . . | — | — | — |
| Deferred retroactive reinsurance gain at end of period . . . . . . . . . . . . . . | $ 48,748 | $ — | $ — |
| **Total** | | | |
| Deferred retroactive reinsurance gain at beginning of period . . . . . . . . . | $ 20,733 | $ 15,742 | $ — |
| Adverse prior year development on subject business . . . . . . . . . . . . . . . | 51,799 | 64,403 | 46,697 |
| Retroactive reinsurance benefits under the recovery method . . . . . . . . . . | (14,562) | (59,412) | (30,955) |
| Deferred retroactive reinsurance gain at end of period . . . . . . . . . . . . . . | $ 57,970 | $ 20,733 | $ 15,742 |

The following tables present incurred and paid losses and loss adjustment expenses, net of reinsurance as of December 31, 2024 for: (1) the Excess and Surplus Lines segment split between all excess and surplus lines business excluding commercial auto, and separately, commercial auto, and (2) the Specialty Admitted

## 8. Reserve for Losses and Loss Adjustment Expenses (continued)

Insurance segment split between individual risk workers' compensation and fronting and programs. The information provided herein about incurred and paid accident year claims development for the years ended December 31, 2023 and prior is presented as "unaudited" supplementary information.

**Excess and Surplus Lines — Excluding Commercial Auto**

**Incurred losses and loss adjustment expenses, net of reinsurance (in thousands)**

| Accident Year | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 . . . . . . | $126,443 | $113,417 | $104,847 | $102,434 | $103,688 | $110,466 | $114,398 | $116,085 | $118,599 | $ 122,048 |
| 2016 . . . . . . . . . . . | | 138,507 | 125,093 | 126,050 | 126,971 | 125,097 | 132,235 | 135,491 | 141,242 | 148,400 |
| 2017 . . . . . . . . . . . . . . . . . | | | 144,349 | 131,897 | 132,136 | 124,265 | 128,674 | 134,272 | 147,196 | 155,593 |
| 2018 . . . . . . . . . . . . . . . . . . . . . | | | | 167,004 | 158,458 | 146,633 | 150,687 | 151,563 | 167,237 | 173,186 |
| 2019 . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | 214,653 | 194,759 | 189,671 | 188,061 | 204,844 | 228,076 |
| 2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | 239,897 | 211,732 | 207,210 | 231,658 | 273,883 |
| 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | 304,435 | 286,343 | 274,120 | 307,338 |
| 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | 340,436 | 293,402 | 320,146 |
| 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | 369,255 | 330,330 |
| 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | | 360,426 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | | $2,419,426 |

**Cumulative paid losses and loss adjustment expenses, net of reinsurance (in thousands)**

| Accident Year | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 . . . . . . | $4,048 | $17,164 | $34,801 | $55,911 | $73,455 | $87,344 | $ 94,494 | $103,138 | $110,860 | $ 112,793 |
| 2016 . . . . . . . . . . . | | 5,180 | 22,852 | 46,045 | 70,105 | 90,166 | 102,072 | 116,059 | 126,916 | 133,928 |
| 2017 . . . . . . . . . . . . . . . . . | | | 5,290 | 22,956 | 42,764 | 64,924 | 81,303 | 102,866 | 120,229 | 132,182 |
| 2018 . . . . . . . . . . . . . . . . . . . . . | | | | 6,000 | 26,160 | 50,679 | 76,494 | 105,538 | 124,903 | 138,319 |
| 2019 . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | 8,235 | 31,346 | 62,227 | 103,836 | 136,289 | 166,472 |
| 2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | 8,642 | 34,561 | 73,106 | 117,892 | 168,550 |
| 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | 11,693 | 55,070 | 100,649 | 154,168 |
| 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | 12,713 | 51,537 | 108,960 |
| 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | 10,927 | 49,094 |
| 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | | 11,096 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | | $1,175,562 |

Total outstanding losses and loss adjustment expenses, net of reinsurance before E&S ADC . . . . . . . . . $1,243,864

Reinsurance recoverable for E&S ADC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 349,337

All outstanding losses and loss adjustment expenses prior to 2015, net of reinsurance (81 claims outstanding) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 14,834

Total outstanding losses and loss adjustment expenses, net of reinsurance . . . . . . . . . . . . . . . . . . . . . $ 909,361

**8. Reserve for Losses and Loss Adjustment Expenses (continued)**

**Excess and Surplus Lines — Commercial Auto**

**Incurred losses and loss adjustment expenses, net of reinsurance (in thousands)**

| Accident Year | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | $30,109 | $33,113 | $ 35,149 | $ 36,139 | $ 36,636 | $ 37,839 | $ 38,046 | $ 37,915 | $ 37,950 | $ 37,778 |
| 2016 | | 74,340 | 109,286 | 126,791 | 147,122 | 157,712 | 164,399 | 164,046 | 165,744 | 165,121 |
| 2017 | | | 207,355 | 208,743 | 272,421 | 319,472 | 355,713 | 366,636 | 376,251 | 376,306 |
| 2018 | | | | 255,881 | 230,220 | 283,408 | 349,067 | 371,637 | 389,244 | 389,261 |
| 2019 | | | | | 262,306 | 240,773 | 339,771 | 365,279 | 408,340 | 416,654 |
| 2020 | | | | | | 19,133 | 10,899 | 12,324 | 19,009 | 22,062 |
| 2021 | | | | | | | 21,154 | 16,565 | 17,319 | 19,998 |
| 2022 | | | | | | | | 26,126 | 19,921 | 19,730 |
| 2023 | | | | | | | | | 18,181 | 16,089 |
| 2024 | | | | | | | | | | 11,602 |
| Total | | | | | | | | | | $1,474,601 |

**Cumulative paid losses and loss adjustment expenses, net of reinsurance (in thousands)**

| Accident Year | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | $8,356 | $15,234 | $24,282 | $ 31,592 | $ 34,819 | $ 35,983 | $ 36,710 | $ 37,462 | $ 37,725 | $ 37,753 |
| 2016 | | 18,295 | 54,054 | 89,381 | 125,108 | 141,545 | 152,030 | 158,819 | 162,219 | 164,491 |
| 2017 | | | 41,467 | 107,377 | 192,961 | 252,169 | 309,860 | 344,235 | 364,501 | 369,931 |
| 2018 | | | | 45,136 | 119,099 | 184,686 | 257,346 | 329,009 | 368,865 | 379,246 |
| 2019 | | | | | 44,225 | 107,182 | 192,982 | 285,725 | 358,920 | 393,141 |
| 2020 | | | | | | 628 | 2,854 | 7,304 | 14,151 | 17,705 |
| 2021 | | | | | | | 2,810 | 4,313 | 10,325 | 12,936 |
| 2022 | | | | | | | | 1,897 | 5,365 | 8,691 |
| 2023 | | | | | | | | | 2,066 | 5,341 |
| 2024 | | | | | | | | | | 319 |
| Total | | | | | | | | | | $1,389,554 |

| | |
|---|---|
| Total outstanding losses and loss adjustment expenses, net of reinsurance before Commercial Auto LPT | $ 85,047 |
| Reinsurance recoverable for Commercial Auto LPT | $ 35,315 |
| Reinsurance recoverable for E&S ADC | $ 12,653 |
| All outstanding losses and loss adjustment expenses prior to 2015, net of reinsurance (0 claims outstanding) | $ 25 |
| Total outstanding losses and loss adjustment expenses, net of reinsurance | $ 37,104 |

## 8. Reserve for Losses and Loss Adjustment Expenses (continued)

### Specialty Admitted — Individual Risk Workers' Compensation

**Incurred losses and loss adjustment expenses, net of reinsurance (in thousands)**

| Accident Year | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | $20,938 | $21,274 | $19,741 | $18,376 | $17,626 | $16,492 | $16,468 | $16,409 | $16,096 | $ 16,093 |
| 2016 | | 21,678 | 20,299 | 18,050 | 15,800 | 14,050 | 13,069 | 12,790 | 12,510 | 12,502 |
| 2017 | | | 24,869 | 22,071 | 19,779 | 18,810 | 16,606 | 15,487 | 15,360 | 15,318 |
| 2018 | | | | 16,432 | 16,288 | 16,038 | 14,200 | 12,139 | 11,829 | 11,793 |
| 2019 | | | | | 20,253 | 21,056 | 20,631 | 18,129 | 17,624 | 17,408 |
| 2020 | | | | | | 20,137 | 22,240 | 19,389 | 18,934 | 18,617 |
| 2021 | | | | | | | 14,519 | 14,713 | 12,668 | 12,702 |
| 2022 | | | | | | | | 14,507 | 11,828 | 11,096 |
| 2023 | | | | | | | | | 21,095 | 19,218 |
| 2024 | | | | | | | | | | 12,715 |
| Total | | | | | | | | | | $147,462 |

**Cumulative paid losses and loss adjustment expenses, net of reinsurance (in thousands)**

| Accident Year | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | $6,604 | $13,285 | $15,118 | $15,889 | $15,901 | $16,068 | $16,069 | $16,071 | $16,071 | $ 16,071 |
| 2016 | | 4,664 | 10,227 | 12,135 | 12,432 | 12,481 | 12,483 | 12,483 | 12,483 | 12,483 |
| 2017 | | | 6,546 | 12,782 | 14,285 | 15,195 | 15,210 | 15,236 | 15,279 | 15,286 |
| 2018 | | | | 4,497 | 9,034 | 11,412 | 11,746 | 11,765 | 11,752 | 11,747 |
| 2019 | | | | | 5,473 | 13,776 | 16,254 | 16,909 | 17,154 | 17,179 |
| 2020 | | | | | | 7,394 | 14,668 | 16,665 | 17,206 | 17,606 |
| 2021 | | | | | | | 5,874 | 10,780 | 11,679 | 11,865 |
| 2022 | | | | | | | | 5,943 | 9,732 | 10,348 |
| 2023 | | | | | | | | | 6,126 | 12,764 |
| 2024 | | | | | | | | | | 4,998 |
| Total | | | | | | | | | | $130,347 |

| | |
|---|---|
| All outstanding losses and loss adjustment expenses prior to 2015, net of reinsurance (2 claims outstanding) | $ 151 |
| Outstanding losses and loss adjustment expenses assumed from involuntary workers' compensation pools | $ 3,106 |
| Total outstanding losses and loss adjustment expenses, net of reinsurance | $ 20,372 |

**8.    Reserve for Losses and Loss Adjustment Expenses (continued)**

**Specialty Admitted — Fronting and Programs**

**Incurred losses and loss adjustment expenses, net of reinsurance (in thousands)**

| Accident Year | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 . . . . . . | $7,136 | $ 9,632 | $ 9,358 | $ 8,974 | $ 8,384 | $ 8,444 | $ 8,436 | $ 8,279 | $ 8,195 | $ 8,176 |
| 2016 . . . . . . . . . . . | | 11,542 | 15,670 | 14,682 | 15,522 | 14,468 | 15,090 | 14,304 | 13,289 | 13,133 |
| 2017 . . . . . . . . . . . . . . . . . . | | | 21,229 | 24,271 | 25,201 | 24,728 | 25,097 | 24,893 | 23,128 | 23,576 |
| 2018 . . . . . . . . . . . . . . . . . . . . . . . . | | | | 21,758 | 20,677 | 19,822 | 20,158 | 19,268 | 19,193 | 19,129 |
| 2019 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | 18,832 | 19,020 | 19,991 | 18,956 | 18,777 | 18,210 |
| 2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | 25,433 | 28,131 | 31,555 | 34,705 | 34,650 |
| 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | 39,999 | 44,857 | 47,505 | 46,526 |
| 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | 47,262 | 51,101 | 50,544 |
| 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | 53,635 | 58,449 |
| 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | | 55,536 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | | $327,929 |

**Cumulative paid losses and loss adjustment expenses, net of reinsurance (in thousands)**

| Accident Year | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 . . . . . . | $2,058 | $4,666 | $6,165 | $6,919 | $ 7,329 | $ 7,654 | $ 7,728 | $ 7,824 | $ 8,007 | $ 8,034 |
| 2016 . . . . . . . . . . . | | 1,894 | 5,123 | 6,888 | 10,732 | 10,896 | 11,711 | 12,142 | 12,321 | 12,567 |
| 2017 . . . . . . . . . . . . . . . . . . | | | 1,223 | 6,682 | 13,065 | 15,854 | 18,219 | 20,655 | 20,770 | 21,752 |
| 2018 . . . . . . . . . . . . . . . . . . . . . . . . | | | | 885 | 4,972 | 10,495 | 12,631 | 14,059 | 15,424 | 16,457 |
| 2019 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | 4,358 | 5,125 | 9,958 | 13,007 | 14,914 | 15,740 |
| 2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | 5,375 | 15,678 | 20,903 | 26,523 | 29,084 |
| 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | 8,347 | 18,106 | 27,156 | 34,120 |
| 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | 13,018 | 23,284 | 30,131 |
| 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | 13,145 | 26,983 |
| 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | | 14,745 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | | | | | | | $209,613 |

All outstanding losses and loss adjustment expenses prior to 2015, net of reinsurance (1 claim outstanding) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     —

Outstanding losses and loss adjustment expenses, assumed from involuntary pools  . . . . . . . . . . . . . .   $  1,125

Total outstanding losses and loss adjustment expenses, net of reinsurance . . . . . . . . . . . . . . . . . . . . .   $119,441

**8.  Reserve for Losses and Loss Adjustment Expenses (continued)**

The reconciliation of the net incurred and paid claims development tables to the reserve for losses and loss adjustment expenses in the consolidated balance sheet at December 31, 2024 is as follows (in thousands):

| | |
|---|---:|
| E&S – excluding commercial auto . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 909,361 |
| E&S – commercial auto . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 37,104 |
| Specialty Admitted – individual risk workers' compensation . . . . . . . . . . . . . . . . . | 20,372 |
| Specialty Admitted – fronting and programs . . . . . . . . . . . . . . . . . . . . . . . . . . | 119,441 |
| Net reserve for losses and loss adjustment expenses . . . . . . . . . . . . . . . . . . . . . | 1,086,278 |
| Reinsurance recoverables on unpaid losses (gross of $1.2 million allowance for credit losses on reinsurance recoverables) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,998,128 |
| Gross reserve for losses and loss adjustment expenses . . . . . . . . . . . . . . . . . . . . . | $3,084,406 |

The following is unaudited supplementary information about average annual percentage payouts of incurred claims by age, net of reinsurance, as of December 31, 2024.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 | Year 6 | Year 7 | Year 8 | Year 9 | Year 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| E&S – excluding commercial auto . . . . . . . . . . . . . . . . . . | 3.4% | 11.5% | 14.7% | 16.4% | 14.7% | 11.5% | 8.5% | 7.4% | 5.5% | 1.6% |
| E&S – commercial auto . . . . . . . | 10.9% | 16.3% | 21.6% | 20.2% | 14.3% | 7.4% | 3.5% | 1.8% | 1.0% | 0.1% |
| Specialty Admitted – individual risk workers' compensation . . . | 29.1% | 32.3% | 15.5% | 7.7% | 6.1% | 3.3% | 1.9% | 1.0% | 1.0% | 0.7% |
| Specialty Admitted – fronting and programs . . . . . . . . . . . . | 19.8% | 21.4% | 20.1% | 13.3% | 8.0% | 5.0% | 3.7% | 3.8% | 2.4% | 2.1% |

In determining the cumulative number of reported claims, the Company measures claim counts by individual claimant for individual risk workers' compensation policies in the Specialty Admitted Insurance segment. In the Excess and Surplus Lines segment and for fronting and programs in the Specialty Admitted Insurance segment, the Company measures claim counts by claim event. The claim counts include all

### 8. Reserve for Losses and Loss Adjustment Expenses (continued)

**Excess and Surplus Lines — Excluding Commercial Auto**

| Accident Year | Incurred Losses and Loss Adj Expenses | IBNR before E&S ADC | IBNR net of E&S ADC | Cumulative # of Reported Claims |
|---|---|---|---|---|
| | *($ in thousands)* | | | |
| 2015 | $122,048 | $ 4,065 | $ 1,765 | 2,739 |
| 2016 | 148,400 | 6,758 | 2,841 | 3,807 |
| 2017 | 155,593 | 9,949 | 4,336 | 4,963 |
| 2018 | 173,186 | 12,942 | 5,904 | 6,156 |
| 2019 | 228,076 | 29,201 | 12,652 | 7,284 |
| 2020 | 273,883 | 59,368 | 28,306 | 6,980 |
| 2021 | 307,338 | 104,355 | 45,322 | 6,074 |
| 2022 | 320,146 | 145,381 | 61,332 | 5,628 |
| 2023 | 330,330 | 232,184 | 97,166 | 4,456 |
| 2024 | 360,426 | 330,304 | 330,304 | 2,885 |

**Excess and Surplus Lines — Commercial Auto**

| Accident Year | Incurred Losses and Loss Adj Expenses | IBNR before Commercial Auto LPT& E&S ADC | IBNR net of Commercial Auto LPT & E&S ADC | Cumulative # of Reported Claims |
|---|---|---|---|---|
| | *($ in thousands)* | | | |
| 2015 | $ 37,778 | $ 25 | $ 1 | 41,771 |
| 2016 | 165,121 | 169 | 6 | 89,117 |
| 2017 | 376,306 | 2,477 | 84 | 134,150 |
| 2018 | 389,261 | 4,126 | 6 | 97,342 |
| 2019 | 416,654 | 10,790 | 33 | 71,494 |
| 2020 | 22,062 | 1,873 | 827 | 637 |
| 2021 | 19,998 | 3,974 | 1,666 | 791 |
| 2022 | 19,730 | 6,699 | 2,587 | 528 |
| 2023 | 16,089 | 7,714 | 3,154 | 299 |
| 2024 | 11,602 | 10,735 | 10,735 | 203 |

**8.    Reserve for Losses and Loss Adjustment Expenses (continued)**

**Specialty Admitted — Individual Risk Workers' Compensation**

| Accident Year | Incurred Losses and Loss Adj Expenses | IBNR | Cumulative # of Reported Claims |
|---|---|---|---|
| | ($ in thousands) | | |
| 2015 | $16,071 | $ 22 | 975 |
| 2016 | 12,483 | 19 | 836 |
| 2017 | 15,306 | 11 | 1,093 |
| 2018 | 11,773 | 20 | 1,238 |
| 2019 | 17,227 | 180 | 1,555 |
| 2020 | 18,277 | 340 | 1,381 |
| 2021 | 12,409 | 293 | 1,301 |
| 2022 | 10,814 | 281 | 1,050 |
| 2023 | 18,772 | 446 | 907 |
| 2024 | 9,877 | 2,838 | 283 |

**Specialty Admitted — Fronting and Programs**

| Accident Year | Incurred Losses and Loss Adj Expenses | IBNR | Cumulative # of Reported Claims |
|---|---|---|---|
| | ($ in thousands) | | |
| 2015 | $ 8,146 | $ 30 | 1,363 |
| 2016 | 13,009 | 124 | 2,825 |
| 2017 | 22,734 | 842 | 6,809 |
| 2018 | 18,230 | 899 | 7,416 |
| 2019 | 17,235 | 976 | 8,170 |
| 2020 | 32,526 | 2,125 | 9,173 |
| 2021 | 39,679 | 6,846 | 10,848 |
| 2022 | 39,210 | 11,335 | 10,153 |
| 2023 | 42,655 | 15,794 | 10,075 |
| 2024 | 23,396 | 32,140 | 7,364 |

The Company has not provided insurance coverage that could reasonably be expected to produce material levels of asbestos claims activity. In addition, management does not believe that the Company is exposed to environmental liability claims other than those which it has specifically underwritten and priced as an environmental exposure.

**9.    Reinsurance**

The Company remains liable to policyholders if its reinsurers are unable to meet their contractual obligations under applicable reinsurance agreements. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. The Company's reinsurance contracts generally require reinsurers that are not authorized as reinsurers under U.S. state insurance regulations or that experience rating downgrades from

## 9.   Reinsurance (continued)

rating agencies below specified levels to fund their share of the Company's ceded outstanding losses and loss adjustment expense reserves, typically through the use of irrevocable and unconditional letters of credit. In fronting arrangements, which the Company conducts through its Specialty Admitted Insurance segment, the Company is subject to credit risk with regard to insurance companies who act as reinsurers for the Company in such arrangements. The Company customarily requires a collateral trust arrangement to secure the obligations of the insurance entity for whom it is fronting.

At December 31, 2024, the Company had reinsurance recoverables on unpaid losses of $1,996.9 million and reinsurance recoverables on paid losses of $101.2 million. All material reinsurance recoverables are from companies with A.M. Best Company ratings of "A-" (Excellent) or better, or are collateralized by the reinsurer for our benefit through letters of credit or trust agreements, or represent recoverables from a state residual market for automobile insurance.

At December 31, 2024, reinsurance recoverables on unpaid losses from the Company's three largest reinsurers were $398.5 million, $365.5 million, and $216.6 million, representing 49.1% of the total balance.

At December 31, 2024, prepaid reinsurance premiums ceded to the three reinsurers with the largest amount of prepaid reinsurance premiums totaled $37.1 million, $36.8 million, and $34.7 million, representing 36.6% of the total balance.

Premiums written, premiums earned, and losses and loss adjustment expenses incurred are summarized as follows:

|  | Year Ended December 31, | | |
|  | 2024 | 2023 | 2022 |
| --- | --- | --- | --- |
|  | *(in thousands)* | | |
| **Written premiums:** | | | |
| Direct | $1,429,791 | $1,506,668 | $1,408,524 |
| Assumed | 1,981 | 1,992 | 2,848 |
| Ceded | (850,918) | (814,759) | (745,926) |
| Net | $ 580,854 | $ 693,901 | $ 665,446 |
| **Earned premiums:** | | | |
| Direct | $1,445,652 | $1,496,708 | $1,378,619 |
| Assumed | 1,984 | 2,250 | 3,032 |
| Ceded | (847,440) | (790,953) | (751,917) |
| Net | $ 600,196 | $ 708,005 | $ 629,734 |
| **Losses and loss adjustment expenses:** | | | |
| Direct | $1,343,698 | $1,204,532 | $ 937,393 |
| Assumed | 730 | 2,032 | 1,344 |
| Ceded | (790,054) | (706,407) | (498,095) |
| Net | $ 554,374 | $ 500,157 | $ 440,642 |

## 10. Senior Debt

The Company has a $257.5 million senior revolving credit facility (as amended or amended and restated, the "2013 Facility"). The 2013 Facility is comprised of the following at December 31, 2024:

- A $212.5 million unsecured revolving facility to meet the working capital needs of the Company. All unpaid principal on the revolver is due at maturity. Interest accrues quarterly and is payable in arrears, currently at 1-month SOFR (the Company, per the terms of the credit agreement, can elect between one, three, or six month interest periods) plus a 0.1% SOFR index adjustment and a SOFR margin (1.75% at December 31, 2024), which is subject to change according to terms in the credit agreement. At December 31, 2024 and 2023, the Company had a drawn balance of $185.8 million outstanding on the unsecured revolver.

- A $45.0 million secured revolving facility to issue letters of credit for the benefit of third-party reinsureds. At December 31, 2024, the Company had $7.5 million of letters of credit issued under the secured facility, all of which are collateralized by a back-to-back letter of credit issued by Comerica Bank on behalf of JRG Re.

On July 7, 2023, the Company entered into a Third Amended and Restated Credit Agreement for the 2013 Facility which, among other things, extended the maturity date of such facility until July 7, 2026 and increased the applicable interest rate and letter of credit fees. The 2013 Facility has been amended from time to time, including on April 16, 2024 when the 2013 Facility was amended in connection with the closing of the sale of JRG Re by the Company to (i) release JRG Re as a borrower and release all collateral pledged by JRG Re thereunder, and (ii) decrease the secured revolving facility commitment from $102.5 million to $45.0 million.

Additionally, the Third Amended and Restated Credit Agreement provides for an accordion feature that permits the Company to request that one or more lenders (without the consent of the other lenders) or one or more financial institutions which were not previously party to the Third Amended and Restated Credit Agreement (with the consent of the administrative agent) provide it with increases in the secured or unsecured revolving credit facilities of up to an aggregate of $100.0 million, which is unchanged from the accordion feature set forth in the Second Amended and Restated Credit Agreement. The Company's ability to request such increases in the revolving credit facility is subject to its compliance with customary conditions set forth in the Third Amended and Restated Credit Agreement.

A subsidiary of the bank holding company for which the former Non-Executive Chairman of the Company was previously Lead Independent Director is one of the lenders for the 2013 Facility, with a $40.9 million commitment allocation on the total $257.5 million 2013 Facility.

The 2013 Facility contains certain financial and other covenants (including minimum net worth, maximum ratio of total adjusted debt outstanding to total capitalization, and financial strength ratings) with which the Company was in compliance at December 31, 2024.

On August 2, 2017, the Company and its wholly-owned subsidiary, JRG Re, together as borrowers, entered into a credit agreement (the "2017 Facility") that provided the Company with a revolving line of credit of up to $100.0 million, which was used for loans and letters of credit made or issued, at the borrowers' option, on a secured or unsecured basis. The loans and letters of credit made or issued under the revolving line of credit were used to finance the Borrowers' general corporate purposes. Obligations under the 2017 Facility carried a variable rate of interest subject to terms in the credit agreement.

The 2017 Facility was amended from time to time since its inception in 2017, including on April 16, 2024 in connection with the closing of the sale of JRG Re by the Company to (i) release JRG Re as a borrower and release all collateral pledged by JRG Re thereunder, (ii) increase the applicable interest rates, (iii) eliminate the letter of credit portion of the facility, and (iv) to build in an automatic decrease of the facility

**10. Senior Debt (continued)**

amount by the amount of each letter of credit outstanding under the 2017 Facility as of the date of the amendment with effect from the date each such letter of credit is cancelled. The 2017 Facility was terminated in November 2024.

An affiliate of the lender under the 2017 Facility was an underwriter in the December 2014 initial public offering of the Company's common shares and a joint lead book-running manager in the Company's May 2021 public offering of the Company's common shares.

On May 26, 2004, James River Group issued $15.0 million of unsecured, floating rate senior debentures (the "Senior Debt"), due April 29, 2034 unless accelerated earlier, through an indenture. The Senior Debt is not redeemable by the holder and is not subject to sinking fund requirements. Interest accrues quarterly and is payable in arrears at a per annum rate of the three-month SOFR on the Determination Date (as defined in the indenture) plus a spread adjustment of 0.26% and a margin of 3.85%. The Senior Debt is redeemable prior to its stated maturity in whole or in part, at the option of James River Group.

The terms of the indenture generally provide that so long as the Senior Debt is outstanding, neither James River Group nor any of its subsidiaries may:

- assume or permit to exist any indebtedness that is secured by any encumbrance on the capital stock of James River Group or any of its subsidiaries which is senior to the Senior Debt; or

- issue, sell, transfer or otherwise dispose of any shares of, securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, capital stock of any subsidiary.

The terms of the Senior Debt contain certain covenants, with which the Company was in compliance at December 31, 2024, and which, among other things, restrict our ability to assume senior indebtedness secured by our U.S. holding company's common stock or its subsidiaries' capital stock or to issue shares of its subsidiaries' capital stock.

Interest payable is included in "accrued expenses" in the accompanying consolidated balance sheets.

**11. Junior Subordinated Debt**

The Company issued trust preferred securities ("Trust Preferred Securities") through James River Capital Trust I, James River Capital Trust II, James River Capital Trust III, James River Capital Trust IV, and Franklin Holdings II (Bermuda) Capital Trust I, (each, a "Trust"; collectively, the "Trusts"). These Delaware statutory trusts are sponsored and wholly-owned by the Company. Each Trust was created solely for the purpose of issuing the Trust Preferred Securities.

Each Trust used proceeds from the sale of its Trust Preferred Securities to purchase the Company's floating rate junior subordinated debentures (the "Junior Subordinated Debt") issued to the Trust under an indenture (each, an "Indenture"; collectively, the "Indentures"). The Junior Subordinated Debt is the sole asset of each Trust, and the Trust Preferred Securities are the sole liabilities of each Trust. The Company purchased all of the outstanding common stock of the Trusts, and the investment in the Trusts is included in "other assets" in the accompanying consolidated balance sheets.

**11.  Junior Subordinated Debt (continued)**

The following table summarizes the nature and terms of the junior subordinated debt and trust preferred securities outstanding at December 31, 2024 (including the Company's repurchases of a portion of these trust preferred securities):

| | James River Capital Trust I | James River Capital Trust II | James River Capital Trust III | James River Capital Trust IV | Franklin Holdings II (Bermuda) Capital Trust I |
|---|---|---|---|---|---|
| | | | *($ in thousands)* | | |
| Issue date . . . . . . . . . . . . . | May 26, 2004 | December 15, 2004 | June 15, 2006 | December 11, 2007 | January 10, 2008 |
| Principal amount of Trust Preferred Securities . . . . . | $7,000 | $15,000 | $20,000 | $54,000 | $30,000 |
| Principal amount of Junior Subordinated Debt . . . . . . | $7,217 | $15,464 | $20,619 | $55,670 | $30,928 |
| Carrying amount of Junior Subordinated Debt net of repurchases . . . . . . . . . . | $7,217 | $15,464 | $20,619 | $44,827 | $15,928 |
| Maturity date of Junior Subordinated Debt, unless accelerated earlier . . . . . . | May 24, 2034 | December 15, 2034 | June 15, 2036 | December 15, 2037 | March 15, 2038 |
| Trust common stock . . . . . . | $217 | $464 | $619 | $1,670 | $928 |
| Interest rate, per annum . . . . | Three-Month SOFR plus 4.3% | Three-Month SOFR plus 3.7% | Three-Month SOFR plus 3.3% | Three-Month SOFR plus 3.4% | Three-Month SOFR plus 4.3% |

All of the Junior Subordinated Debt is currently redeemable at 100.0% of the unpaid principal amount at the Company's option. Interest on the Trust Preferred Securities and interest paid to the Trusts on the Junior Subordinated Debt is payable quarterly in arrears at a per annum rate as described in the table above. The Company has the right to defer interest payments on the Junior Subordinated Debt for up to five years without triggering an event of default.

The Trust Preferred Securities are subject to mandatory redemption in a like amount (a) upon repayment of all of the Junior Subordinated Debt on the stated maturity date, (b) contemporaneously with the optional prepayment of all of the Junior Subordinated Debt in conjunction with a special event (as defined), and (c) five years or more after the issue date, contemporaneously with the optional prepayment, in whole or in part, of the Junior Subordinated Debt. The Indentures contain certain covenants which the Company is in compliance with as of December 31, 2024.

Interest payable is included in "accrued expenses" on the accompanying consolidated balance sheets.

**12.  Series A Preferred Shares**

*Initial Issuance and Terms*

On February 24, 2022, the Company entered into an Investment Agreement with GPC Partners Investments (Thames) LP ("GPC Partners"), an affiliate of Gallatin Point Capital LLC, relating to the issuance and sale of 150,000 7% Series A Perpetual Cumulative Convertible Preferred Shares, par value $0.00125 per share (the "Series A Preferred Shares"), for an aggregate purchase price of $150.0 million, or $1,000 per share, in a private placement. The transaction closed on March 1, 2022 (the "Series A Closing Date").

**12. Series A Preferred Shares (continued)**

The Series A Preferred Shares rank senior to the Company's common shares with respect to dividend rights and rights on the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Company, upon which the holders of Series A Preferred Shares would receive the greater of the $1,000 liquidation preference per share (the "Liquidation Preference") plus accrued and unpaid dividends, or the amount they would have received if they had converted all of their Series A Preferred Shares to common shares immediately before such liquidation, dissolution or winding up.

Holders of the Series A Preferred Shares are entitled to a dividend at the initial rate of 7% of the Liquidation Preference per annum, paid in cash, in-kind in common shares or in Series A Preferred Shares, at the Company's election. Prior to the amendment on November 11, 2024 (as discussed below), on the five-year anniversary of the Series A Closing Date, and each five-year anniversary thereafter, the dividend rate would reset to a rate equal to the five-year U.S. treasury rate plus 5.2%. Dividends accrue and are payable quarterly. Prior to the amendment on November 11, 2024 (disclosed below), cash dividends of $10.5 million were paid in the nine months ended September 30, 2024, including cash dividends paid in January, April, July, and September for the three month periods ended December 31, 2023, March 31, 2024, June 30, 2024, and September 30, 2024. For the years ended December 31, 2023 and 2022, cash dividends of $10.5 million and $8.8 million were declared, respectively, of which $2.6 million was payable at December 31 of both years.

The Series A Preferred Shares are convertible at the option of the holders thereof at any time into common shares at an initial conversion price of $26.5950, making the Series A Preferred Shares initially convertible into 5,640,158 common shares. The conversion price is subject to customary anti-dilution adjustments, including cash dividends on the common shares above specified levels, as well as certain adjustments in case of net adverse reserve developments in excess of a threshold over a period of time. The measurement period for the adverse reserve development anti-dilution adjustment commenced with the quarter beginning January 1, 2022 and ends with the quarter ending December 31, 2025. Prior to the amendment on November 11, 2024 (disclosed below), net adverse reserve development exceeded the threshold. If net adverse reserve development exceeded the threshold at the conclusion of the measurement period (or upon a mandatory or optional conversion, if earlier), the conversion price would be adjusted pursuant to the Certificate of Designations, subject to a floor conversion price of $21.902, and the adjusted conversion price would become effective after the filing of the Company's financial statements for the period ending December 31, 2025 (or immediately after the close of business on the date of the public filing of the Company's financial statements for the most recent quarterly period preceding a mandatory or optional conversion, if earlier). None of the other triggers that would result in additional adjustments to the conversion price had been met prior to the amendment on November 11, 2024.

The Certificate of Designations setting forth the terms of the Series A Preferred Shares (the "Certificate of Designations") limits the Company's ability to pay dividends to its common shareholders. If the Company pays cash dividends of more than $0.05 per common share per quarter, without the consent of at least the majority of the Series A Preferred Shares then outstanding, the Company will be required to reduce the conversion price of the Series A Preferred Shares. Additionally, the payment of cash dividends in excess of $0.10 per common share per quarter is not permitted if the dividends on the Series A Preferred Shares for that quarter are not paid in cash, unless the Company's U.S.-based insurance subsidiaries satisfy certain capital requirements. Share dividends payable on the common shares to our shareholders also trigger a reduction of the conversion price applicable to the Series A Preferred Shares.

At any time on or after the two year anniversary of the Series A Closing Date, if the volume-weighted average price ("VWAP") per Common Share is greater than 130% of the then-applicable conversion price for at least twenty (20) consecutive trading days, the Company will be able to elect to convert (a "Mandatory Conversion") all of the outstanding Series A Preferred Shares into common shares. In the case of a Mandatory Conversion, each Series A Preferred Share then outstanding will be converted into (i) the number of common shares equal to the quotient of (A) the sum of the Liquidation Preference and the

## 12. Series A Preferred Shares (continued)

accrued and unpaid dividends with respect to such Series A Preferred Share to be converted divided by (B) the conversion price of such share in effect as of the date of the Mandatory Conversion plus (ii) cash in lieu of fractional shares.

Upon any Mandatory Conversion on or before the five-year anniversary of the Series A Closing Date, all dividends that would have accrued from the date of the Mandatory Conversion to the later of the five-year anniversary of the Series A Closing Date or the last day of the eighth quarter following the date of the Mandatory Conversion, the last eight quarters of which will be discounted to present value using a discount rate of 3.5% per annum, and will be immediately payable in common shares, valued at the average of the daily VWAP of the Company's common shares during the five (5) trading days immediately preceding the Mandatory Conversion.

The holders of the Series A Preferred Shares may require the Company to repurchase their shares upon the occurrence of certain change of control events. Upon the occurrence of a Fundamental Change (as defined in the Certificate of Designations designating the Series A Preferred Shares), each holder of outstanding Series A Preferred Shares will be permitted to, at its election, (i) effective as of immediately prior to the Fundamental Change, convert all or a portion of its Series A Preferred Shares into common shares, or (ii) require the Company to repurchase any or all of such holder's Series A Preferred Shares at a purchase price per Series A Preferred Share equal to the Liquidation Preference of such Series A Preferred Share plus accrued and unpaid dividends plus, if the Fundamental Change repurchase occurs prior to the five-year anniversary of the Series A Closing Date, all dividends that would have accrued up to such five-year anniversary, but that have not been paid. The repurchase price will be payable in cash.

Because the Company may be required to repurchase all or a portion of the Series A Preferred Shares at the option of the holder upon the occurrence of certain change of control events, the Series A Preferred Shares were classified as mezzanine equity in the Company's consolidated balance sheets and recognized at their fair value of $150.0 million (the proceeds on the date of issuance) less issuance costs of $5.1 million, resulting in a carrying value of $144.9 million.

Under the terms of the Investment Agreement, GPC Partners has the right to designate one member of the Board (the "Series A Designee"). GPC Partners initially designated Matthew Botein as the Series A Designee, and Mr. Botein was approved by the Board as a Class I director with a term that expired at the 2024 annual general meeting of the Company's shareholders. Mr. Botein was re-elected as a director at the 2024 annual general meeting for a term ending at the 2025 annual general meeting.

### 2024 Amendment and Revised Terms

On November 11, 2024, the Company amended the Certificate of Designations held by GPC Partners to, among other things, (i) convert $37.5 million of the outstanding Series A Preferred Shares to common stock at a per share price of $6.40 (the "Minimum Price"), (ii) increase the voluntary conversion price from 127.5% to 130% of the Minimum Price, (iv) increase the mandatory conversion price from 130% to 200% of the voluntary conversion price, (v) delay the first date on which the dividend rate re-sets from March 1, 2027 to October 1, 2029, (vi) cap the dividend rate at 8%, (vii) eliminate the adverse development anti-dilution adjustment provision, and (viii) limit transfers of the Series A Preferred Shares without the Company's consent if, after the transfer, the transferee would hold 9.9% or more of the voting equity of the Company or, in the event of an A.M. Best downgrade of James River Insurance Company below A- (Excellent), 19.9% of the voting equity.

The Company accounted for the amendment as an extinguishment of the pre-amendment Series A Preferred Shares due to the significance of quantitative and qualitative changes to the shares. The Company estimated the fair value of the new Series A Preferred Shares to be $133.1 million on the date of issuance and classified the new Series A Preferred Shares as mezzanine equity. The redemption feature, which could

**12.  Series A Preferred Shares (continued)**

require the Company to repurchase all or a portion of the Series A Preferred Shares at the option of the holder upon the occurrence of certain change of control events, was not impacted by the amendment. The Company recorded a deemed dividend of $25.7 million within retained deficit for the difference between the $144.9 million carrying value of the extinguished pre-amendment Series A preferred shares and the combined $133.1 million estimated fair value of the new Series A Preferred Shares and $37.5 million of new common shares issued through conversion of Series A Preferred Shares in the amendment.

Cash dividends of $2.3 million were paid on the Series A Preferred Shares in the three months ended December 31, 2024 including a $299,000 stub period dividend on the 37,500 Series A Preferred Shares converted to common shares with the amendment and a $2.0 million dividend on the 112,500 Series A Preferred Shares that remain outstanding post-amendment.

The new Series A Preferred Shares were valued at the time of the amendment using a lattice method commonly applied to value preferred shares. The new Series A Preferred Shares are classified as level 3 in the valuation hierarchy due to the presence of significant unobservable inputs.

**13.  Shareholders' Equity**

The Company has 200,000,000 common shares authorized with $0.0002 par value per share. The following table presents a rollforward of changes in common shares issued and outstanding.

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| Issued and outstanding common shares, beginning of year | 37,641,563 | 37,470,237 |
| Conversion of Series A Preferred Shares to common shares | 5,859,375 | — |
| Enstar common share investment | 1,953,125 | — |
| Vesting of RSU awards | 190,255 | 171,326 |
| Issued and outstanding common shares, end of year | 45,644,318 | 37,641,563 |

On November 11, 2024, the Company amended the Certificate of Designations to, among other things, convert 37,500 outstanding Series A Preferred Shares with a liquidation value of $37.5 million to common shares at a per share price of $6.40, resulting in the issuance of 5,859,375 common shares. The difference between the $6.40 share price per the amended Certificate of Designations and the $6.62 closing price of the Company's shares on November 11, 2024 is considered a deemed dividend for accounting purposes, resulting in a $1.3 million charge to retained deficit.

On November 11, 2024, Enstar Group Limited ("Enstar"), through its subsidiary Cavello Bay Reinsurance Limited, entered into a subscription agreement to purchase $12.5 million of the Company's common shares at a share price of $6.40. The Enstar investment closed on December 23, 2024, resulting in the issuance of 1,953,125 common shares. The difference between the $6.40 share price per the subscription agreement and the $4.66 closing price of the Company's shares on December 23, 2024 is considered a deemed contribution for accounting purposes, resulting in a $3.4 million increase in additional paid-in-capital.

The Company has 5,757,650 common shares reserved for future issuance upon exercise or vesting of equity awards, as applicable, and 13,521,635 common shares reserved for issuance upon conversion of the Series A Preferred Shares.

## 13. Shareholders' Equity (continued)

The Board of Directors declared the following cash dividends on common shares in 2024, 2023, and 2022:

| Date of Declaration | Dividend per Common Share | Payable to Shareholders of Record on | Payment Date | Total Amount (thousands) |
|---|---|---|---|---|
| **2024** | | | | |
| February 15, 2024 . . . . . . . . . . | $0.05 | March 11, 2024 | March 29, 2024 | $1,940 |
| April 25, 2024 . . . . . . . . . . . . . | $0.05 | June 10, 2024 | June 28, 2024 | $1,939 |
| July 25, 2024 . . . . . . . . . . . . . . | $0.05 | September 16, 2024 | September 30, 2024 | $1,938 |
| November 9, 2024 . . . . . . . . . . | $0.01 | December 16, 2024 | December 31, 2024 | $ 446 |
| Total . . . . . . . . . . . . . . . . . . . | $0.16 | | | $6,263 |
| **2023** | | | | |
| February 16, 2023 . . . . . . . . . . | $0.05 | March 13, 2023 | March 31, 2023 | $1,922 |
| April 27, 2023 . . . . . . . . . . . . . | $0.05 | June 12, 2023 | June 30, 2023 | $1,921 |
| July 27, 2023 . . . . . . . . . . . . . . | $0.05 | September 11, 2023 | September 29, 2023 | $1,922 |
| October 26, 2023 . . . . . . . . . . . | $0.05 | December 11, 2023 | December 29, 2023 | $1,919 |
| Total . . . . . . . . . . . . . . . . . . . | $0.20 | | | $7,684 |
| **2022** | | | | |
| February 16, 2022 . . . . . . . . . . | $0.05 | March 14, 2022 | March 31, 2022 | $1,908 |
| April 28, 2022 . . . . . . . . . . . . . | $0.05 | June 13, 2022 | June 30, 2022 | $1,908 |
| July 26, 2022 . . . . . . . . . . . . . . | $0.05 | September 12, 2022 | September 30, 2022 | $1,908 |
| October 25, 2022 . . . . . . . . . . . | $0.05 | December 12, 2022 | December 30, 2022 | $1,908 |
| Total . . . . . . . . . . . . . . . . . . . | $0.20 | | | $7,632 |

Included in the dividends are $152,000, $159,000 and $141,000 of dividend equivalents on RSUs, of which $252,000, $255,000 and $335,000 were payable as of December 31, 2024, 2023, and 2022, respectively.

## 14. Equity Awards

*Equity Incentive Plans*

The Company's shareholders have approved various equity incentive plans, including the 2014 Long Term Incentive Plan ("2014 LTIP") and the 2014 Non-Employee Director Incentive Plan ("2014 Director Plan") (collectively, the "Plans"). All awards issued under the Plans are issued at the discretion of the Board of Directors.

Employees are eligible to receive non-qualified stock options, incentive stock options, share appreciation rights, performance shares, restricted shares, RSUs, and other awards under the 2014 LTIP. The 2014 LTIP was amended on October 24, 2024, increasing the number of shares available for issuance under the 2014 LTIP by 525,000 shares. Following the amendment, the maximum number of shares available for issuance under the 2014 LTIP is 5,507,650, and at December 31, 2024, 1,716,316 shares are available for grant.

On July 26, 2022, the Board of Directors of the Company approved a new long-term incentive plan (the "LTI Plan") under the 2014 LTIP. The LTI Plan is designed to align compensation of designated senior officers of the Company with Company performance and shareholder interests over the long-term. Awards

## 14. Equity Awards (continued)

under the LTI Plan are made in the form of performance restricted share units (a "PRSU") and service based restricted share units (RSUs).

Each PRSU represents a contingent right to receive one Company common share based upon the level of achievement of certain performance metrics during the performance period, with payout for achievement of threshold, target and maximum performance levels set at 50%, 100% and 200% of the target number of PRSUs, respectively. The PRSUs awarded in the first quarter of 2023 have a performance period of January 1, 2023 through December 31, 2025. The PRSUs awarded in the first quarter of 2024 have a performance period of January 1, 2024 through December 31, 2026.

Non-employee directors of the Company are eligible to receive non-qualified stock options, share appreciation rights, performance shares, restricted shares, RSUs, and other awards under the 2014 Director Plan. The 2014 Director Plan was amended on October 24, 2024, increasing the number of shares available for issuance under the 2014 LTIP by 100,000 shares. Following the amendment, the maximum number of shares available for issuance under the 2014 Director Plan is 250,000, and at December 31, 2024, 131,927 shares are available for grant.

Generally, awards issued under the 2014 LTIP and 2014 Director Plan vest immediately in the event that an award recipient is terminated without Cause (as defined), and in the case of the 2014 LTIP for Good Reason (as defined), at any time following a Change in Control (as defined in the applicable plans).

*Options*

The following table summarizes the option activity:

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2024 | | 2023 | | 2022 | |
| | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding: | | | | | | |
| Beginning of year | 74,390 | $42.17 | 287,974 | $35.26 | 287,974 | $35.26 |
| Granted | — | $ — | — | $ — | — | $ — |
| Exercised | — | $ — | — | $ — | — | $ — |
| Lapsed | (74,390) | $42.17 | (164,548) | $32.07 | — | $ — |
| Forfeited | — | $ — | (49,036) | $35.50 | — | $ — |
| End of year | — | $ — | 74,390 | $42.17 | 287,974 | $35.26 |
| Exercisable, end of year | — | $ — | 74,390 | $42.17 | 287,974 | $35.26 |

There were no options granted in 2024, 2023, or 2022. The value of the options granted prior to 2022 was estimated at the date of grant using the Black-Scholes-Merton option pricing model. The options outstanding at December 31, 2023 lapsed in the year ended December 31, 2024. At December 31, 2024, no options remain outstanding. The options outstanding at December 31, 2023 and 2022 were fully vested (vesting period of three years from date of grant) and had a contractual life of seven years from the original date of grant. All options had an exercise price equal to the fair value of the underlying shares at the date of grant.

The intrinsic value of each option was determined based on the difference between the fair value of the underlying share and the exercise price of the underlying option. No options were exercised during 2024,

**14. Equity Awards (continued)**

2023 or 2022. The aggregate intrinsic value of options outstanding and options exercisable was $0 at December 31, 2023 and 2022. The fair value used for calculating intrinsic values was $9.24 and $20.91 at December 31, 2023 and 2022, respectively.

*RSUs*

The following table summarizes RSU activity:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2024** | | **2023** | | **2022** | |
| | **Shares** | **Weighted-Average Grant Date Fair Value** | **Shares** | **Weighted-Average Grant Date Fair Value** | **Shares** | **Weighted-Average Grant Date Fair Value** |
| Unvested, beginning of year | 751,254 | $23.48 | 665,458 | $25.98 | 292,135 | $45.89 |
| Granted | 541,520 | $ 9.75 | 388,517 | $24.13 | 560,680 | $20.61 |
| Vested | (276,428) | $24.80 | (250,793) | $30.99 | (147,530) | $45.16 |
| Forfeited | (101,494) | $17.55 | (51,928) | $24.08 | (39,827) | $25.41 |
| PRSU performance adjustment | (29,679) | $24.83 | — | $ — | — | $ — |
| Unvested, end of year | 885,173 | $15.30 | 751,254 | $23.48 | 665,458 | $25.98 |

Outstanding RSUs granted to employees generally vest ratably over a three year vesting period. RSUs granted to non-employee directors generally have a one year vesting period. The total fair value of shares vested in 2024, 2023 and 2022 was $2.7 million, $5.6 million and $3.8 million, respectively. The holders of RSUs are entitled to dividend equivalents. The dividend equivalents are settled in cash at the same time that the underlying RSUs vest and are subject to the same risk of forfeiture as the underlying shares. The fair value of the RSUs granted is based on the market price of the underlying shares at the date of grant. The RSUs granted in 2024 and 2023 include 231,492 and 91,818 PRSU awards, respectively. Initial PRSU awards are granted at the 100% target performance level. The Company projects the level of achievement for each award during the performance period and periodically adjusts the number of outstanding awards to reflect the number of awards expected to vest. In 2024, a downward performance adjustment was made to the outstanding PRSUs granted in 2023.

*Compensation Expense*

Share based compensation expense is recognized on a straight-line basis over the vesting period. The amount of expense and related tax benefit is summarized below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| Share based compensation expense | $6,631 | $9,116 | $8,122 |
| U.S. tax benefit on share based compensation expense | $1,214 | $1,690 | $1,526 |

Compensation cost for PRSUs is based upon the probable outcome of performance conditions. In 2024, the Company adjusted the probable outcome of performance conditions for the 2023 PRSUs which resulted in a cumulative adjustment to reduce the compensation expense recognized for the awards of $451,000.

**14. Equity Awards (continued)**

At December 31, 2024, the Company had $6.3 million of unrecognized share based compensation expense expected to be charged to earnings over a weighted-average period of 1.6 years.

**15. Income Taxes**

Currently, James River Group Holdings, Ltd. is not (and its former Bermuda-based subsidiary, JRG Re, prior to its disposition was not) subject to income or capital tax. The Companies have obtained from the Bermuda Minister of Finance an assurance that, in the event Bermuda enacts legislation imposing tax, the imposition of any such tax shall not be applicable to the Company until March 31, 2035 (the "EUTP Act"). Effective for tax years beginning on or after January 1, 2025, Bermuda has introduced the Corporate Income Tax Act 2023 ("CIT Act") where a Bermuda Constituent Entity group (BCE) that is part of an "in scope Multi-National Enterprise group" (MNE) will be subject to a 15% corporate income tax. The CIT Act supersedes the assurance received from the Bermuda Minister of Finance under the EUTP Act.

A MNE group with a limited international footprint is not an in scope MNE, thus not subject to CIT. The limited international footprint exception is a year-by-year test and expires after tax year 2029. James River Group Holdings, Ltd. is expected to meet the criteria of the limited international footprint exception, and as such is not expected to be subject to tax under the CIT act.

Distributions from the Company's U.S. subsidiaries to its U.K. intermediate holding company, James River UK, are generally subject to a 5% dividend withholding tax. No distributions occurred in 2024, 2023 or 2022.

The Company's U.S. subsidiaries are subject to federal, state and local corporate income taxes, and other taxes applicable to U.S. corporations. The Company's U.S.-domiciled subsidiaries file a consolidated U.S. federal income tax return.

The Company's U.S.-based subsidiaries are generally no longer subject to income tax examination by U.S. income tax authorities for the tax years ending before January 1, 2021.

During 2018, the IRS published factors that allowed the Company to adjust its current and deferred tax liabilities based on the provisions of the Tax Act. The Tax Act has specific transition provisions associated with reserve discounting. The initial impact of the proposed regulations in 2018 was an increase to our deferred tax asset for the additional discount as of December 31, 2017 of $8.8 million offset by an increase to our deferred tax liability of $8.8 million representing the 8 year transition provision required by the Tax Act. During 2018, $1.1 million of this transition provision was recognized in our current provision and adjusted out of our deferred tax liability. The regulations were finalized in 2019, and the remaining reserve adjustment at December 31, 2019 based on these final regulations was $5.7 million to be recognized over the six years 2020 – 2025 at $950,000 per year.

The expected income tax provision computed from pre-tax income at the weighted-average tax rate has been calculated as the sum of the pre-tax income in each jurisdiction multiplied by that jurisdiction's applicable Federal statutory tax rate. Federal statutory tax rates of 0% and 21% have been used in 2024, 2023 and 2022 for Bermuda and the U.S., respectively. The U.S. income (loss) before Federal income taxes was $(40.0) million, $119.9 million, and $85.9 million for the years ending December 31, 2024, 2023, and 2022, respectively. The Tax Act base-erosion and anti-abuse tax ("BEAT") provisions impose a minimum tax on applicable taxpayers that make certain payments to related foreign persons. BEAT subjects the modified taxable income of an applicable taxpayer to a specified tax rate (10% in 2024). Modified taxable income is generally calculated by adding back certain payments to related foreign persons to regular taxable income. A reconciliation of the difference between the Company's Federal income tax provision on U.S. income and the expected Federal tax provision on U.S. income using the weighted-average tax rate as well as a reconciliation to total tax expense is as follows:

**15. Income Taxes (continued)**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| Federal income tax expense (benefit) at applicable statutory rates . . . . . . . . | $(8,435) | $25,175 | $18,041 |
| Tax-exempt investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (216) | (230) | (225) |
| Dividends received deduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (461) | (386) | (315) |
| Excess tax expense (benefits) on share based compensation . . . . . . . . . . . . | 740 | 449 | 530 |
| Provision to return and amended tax returns . . . . . . . . . . . . . . . . . . . . . . | 126 | (211) | 124 |
| Excess §162(m) compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 399 | 522 | 210 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 68 | (14) | 49 |
| Federal income tax expense (benefit) . . . . . . . . . . . . . . . . . . . . . . . . . . . | $(7,779) | $25,305 | $18,414 |
| U.S. state income tax expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 145 | 400 | — |
| Total income tax expense (benefit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $(7,634) | $25,705 | $18,414 |

The significant components of net deferred tax assets at the corporate income tax rate of 21% for the years ended December 31, 2024 and 2023 are summarized as follows:

| | December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | *(in thousands)* | |
| Deferred tax assets: | | |
| Accrued compensation expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 3,696 | $ 3,302 |
| Reserve for losses and loss adjustment expenses . . . . . . . . . . . . . . . . . . . . . . . . | 32,823 | 27,260 |
| Unearned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,580 | 12,484 |
| Share based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,543 | 1,692 |
| Allowance for credit losses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,496 | 3,240 |
| Other invested assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,552 | 998 |
| Net unrealized losses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,595 | 16,613 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,466 | 3,838 |
| Total deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 80,751 | 69,427 |
| Deferred tax liabilities: | | |
| Intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,709 | 6,733 |
| Deferred policy acquisition costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,337 | 6,614 |
| Equity method investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,792 | 3,470 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,743 | 4,313 |
| Total deferred tax liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,581 | 21,130 |
| Net deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $61,170 | $48,297 |

Deferred income taxes have not been accrued with respect to certain undistributed earnings of foreign subsidiaries. If the earnings were to be distributed, as dividends or otherwise, such amounts may be subject to withholding taxation in the jurisdiction of the paying entity. The Company asserts that U.S. unremitted

**15. Income Taxes (continued)**

earnings as of December 31, 2024 will be permanently reinvested in the U.S. and, accordingly, no provision for withholding taxes arising in respect to U.S. unremitted earnings has been made.

The Company is considered a mixed company for net operating loss carryforward rules. A 20-year carryforward without an annual income limitation is applicable for insurance companies. The carryforward period for non-insurance companies is unlimited but limited to 80% of the current year taxable income. At December 31, 2024, the Company has $984,000 of net operating loss carryforwards that were generated in 2024 and do not expire.

The Company had no reserve for future tax contingencies or liabilities ("unrecognized tax benefits") at December 31, 2024 or 2023.

The U.S. imposes a 1% excise tax on reinsurance premiums paid to non-U.S. reinsurers with respect to risks located in the U.S. The rates of tax are established based on the nature of the risk, unless reduced by an applicable U.S. tax treaty. The Company paid excise taxes of $204,000, $194,000, and $842,000 for the years ended December 31, 2024, 2023, and 2022, respectively, on written premiums assumed from third-party insurers with respect to risks located in the U.S. These excise taxes are reflected as "other operating expenses" in the Company's Consolidated Statements of (Loss) Income and Comprehensive Loss.

**16. Other Operating Expenses and Other Expenses**

Other operating expenses consist of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| Amortization of policy acquisition costs ..................... | $ 65,960 | $ 72,633 | $ 49,809 |
| Other underwriting expenses of the insurance segments ............ | 92,266 | 87,083 | 71,501 |
| Other operating expenses of the Corporate and Other segment ....... | 34,972 | 33,940 | 31,260 |
| Total ...................................... | $193,198 | $193,656 | $152,570 |

Other expenses of $6.1 million, $3.8 million, and $795,000 for the years ended December 31, 2024, 2023, and 2022, respectively, primarily consist of certain nonoperating expenses including legal fees related to a class action lawsuit, and legal and other professional fees and other expenses related to various strategic initiatives.

**17. Employee Benefits**

The Company and its subsidiaries offer savings plans (the "Savings Plans") which qualify under Section 401(k) of the U.S. Internal Revenue Code. Participants may contribute certain percentages of their pre-tax salary to the Savings Plans subject to statutory limitations. The Company and its subsidiaries match employee contributions at various rates up to a maximum contribution of 6.0% of the participant's earnings subject to certain statutory limits. For the years ended December 31, 2024, 2023, and 2022, the expense associated with the Savings Plans totaled $4.2 million, $4.1 million, and $3.5 million, respectively.

**18. Commitments and Contingent Liabilities**

The Company is involved in various legal proceedings, including commercial matters and litigation regarding insurance claims which arise in the ordinary course of business. In addition, the Company is involved from time to time in legal actions which seek extra-contractual damages, punitive damages or

**18. Commitments and Contingent Liabilities (continued)**

penalties, including claims alleging bad faith in the handling of insurance claims. The Company believes that the outcome of such matters, individually and in the aggregate, is not reasonably likely to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

On November 13, 2023, a purported class action lawsuit was filed in the U.S. District Court, Southern District of New York, on behalf of Paul Glantz against James River Group Holdings, Ltd. and certain of its officers, asserting claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On January 12, 2024, both Mr. Glantz and Madhav Ghimire, another individual shareholder, filed an application with the court for appointment as lead plaintiff, and on January 26, 2024 Mr. Glantz filed a notice of non-opposition to Mr. Ghimire's competing motion for appointment as lead plaintiff. On March 25, 2024 the court entered an order appointing Mr. Ghimire as lead plaintiff. On May 24, 2024, plaintiff filed its consolidated amended complaint alleging that he acquired the Company's common stock at artificially inflated pricing between May 2, 2023 and November 7, 2023, inclusive, that the Company knew and/or recklessly disregarded that it had improperly accounted for reinsurance premiums and did not have effective internal control over financial reporting, and that as a result, he suffered unspecified damages, and seeking unspecified damages, costs, attorneys' fees and such other relief as the court may deem proper. On July 23, 2024 the Company filed a motion to dismiss the consolidated amended complaint. On September 6, 2024, the plaintiff filed its Opposition to Motion to Dismiss and on October 8, 2024, the Company filed its Reply to the plaintiff's Opposition to Motion to Dismiss. On January 23, 2025 the court granted the Company's Motion to Dismiss with prejudice.

On March 11, 2024, the Company filed a complaint (the "Complaint") in the Supreme Court of the State of New York, New York County, Commercial Division against Fleming Intermediate Holdings LLC ("Fleming"), a Cayman Islands limited liability company, relating to the previously announced Stock Purchase Agreement, dated as of November 8, 2023 (the "Stock Purchase Agreement"), pursuant to which Fleming agreed to purchase all of the outstanding common shares of JRG Re (the "Transaction"). The complaint alleges that Fleming breached the Stock Purchase Agreement by its refusal to close the Transaction on March 1, 2024 as required under the terms of the Stock Purchase Agreement, and seeks specific performance of Fleming's obligation to complete the Transaction and an award of damages. The Company subsequently filed a motion for preliminary injunction to require Fleming to fulfill its contractual obligation to close the Transaction, and on April 6, 2024 the Court granted the Company's motion and ordered Fleming to complete the Transaction on or prior to April 16, 2024. On April 8, 2024, Fleming filed a notice of appeal of the preliminary injunction, which Fleming withdrew on October 9, 2024. The Transaction closed on April 16, 2024. On April 19, 2024, Fleming filed a motion to dismiss the Complaint. On May 9, 2024, the Company filed an amended complaint seeking, among other things, specific performance and damages suffered as a result of Fleming's breach of the Stock Purchase Agreement. On June 6, 2024, Fleming filed a motion to dismiss the amended complaint, on July 3, 2024 the Company filed an opposition to the motion to dismiss, on July 24, 2024 Fleming filed its reply to the opposition, and on October 29, 2024 the court heard oral argument on the motion to dismiss.

On July 15, 2024, Fleming filed a lawsuit in the U.S. District Court, Southern District of New York against James River Group Holdings, Ltd. and certain of its officers, asserting claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, common law fraud, and breaches of contract, and seeking unspecified monetary damages, including compensatory, consequential and punitive damages, all associated with Fleming's purchase of JRG Re pursuant to the Stock Purchase Agreement. On July 31, 2024, Fleming filed an amended complaint, on September 13, 2024 the Company filed a motion to dismiss the amended complaint, and on October 18, 2024 Fleming filed a second amended complaint. On November 15, 2024, the Company filed a motion to dismiss the second amended complaint, on December 23, 2024 Fleming filed an opposition to the motion to dismiss, and on January 17, 2025 the Company filed its reply to Fleming's opposition. The Company believes that it has substantial defenses and intends to vigorously defend this lawsuit.

**18.    Commitments and Contingent Liabilities (continued)**

*Amounts Recoverable from an Indemnifying Party and Reinsurer on Legacy Commercial Auto Book*

James River previously issued a set of commercial auto insurance contracts (the "Rasier Commercial Auto Policies") to Rasier under which James River pays losses and loss adjustment expenses on the contracts. James River has indemnity agreements with Rasier (non-insurance entities) (collectively, the "Indemnity Agreements") and is contractually entitled to reimbursement for the portion of the losses and loss adjustment expenses paid on behalf of Rasier under the Rasier Commercial Auto Policies and other expenses incurred by James River. On September 27, 2021, James River entered into the Commercial Auto LPT with Aleka to reinsure substantially all of the Rasier Commercial Auto Policies for which James River is not otherwise indemnified by Rasier under the Indemnity Agreements. Under the terms of the Commercial Auto LPT, effective as of July 1, 2021, James River ceded to Aleka approximately $345.1 million of commercial auto liabilities relating to Rasier Commercial Auto Policies written in the years 2013-2019, which amount constituted the reinsurance premium. Since inception, due to adverse paid and reported loss trends on the legacy Rasier business, the Company has recognized adverse prior year development of $114.2 million on the reserves subject to the Commercial Auto LPT, bringing the cumulative amount ceded under the Commercial Auto LPT to $459.3 million at December 31, 2024.

Each of Rasier and Aleka are required to post collateral under the Indemnity Agreements and the Commercial Auto LPT:

- Pursuant to the Indemnity Agreements, Rasier is required to post collateral equal to 102% of James River's estimate of the amounts that are recoverable or may be recoverable under the Indemnity Agreements, including, among other things, case loss and loss adjustment expense reserves, IBNR loss and loss adjustment expense reserves, extra contractual obligations and excess policy limits liabilities. The collateral is provided through a collateral trust arrangement (the "Indemnity Trust") in favor of James River by Aleka. In connection with the execution of the Commercial Auto LPT, James River returned $691.3 million to the Indemnity Trust, representing the remaining balance of the amount withdrawn in October 2019, as was permitted under the indemnification agreements with Rasier and the associated trust agreement. At December 31, 2024, the balance in the Indemnity Trust was $64.7 million, and, together with the balance of the Loss Fund Trust (as defined below) attributable to the Indemnity Agreements as described below, the total balance of collateral securing Rasier's obligations under the Indemnity Agreements was $82.1 million.

- Pursuant to the Commercial Auto LPT, Aleka is required to post collateral equal to 102% of James River's estimate of Aleka's obligations under the Commercial Auto LPT, calculated in accordance with standard actuarial principles and based on reserves recorded in the Company's statutory financial statements. The collateral is provided through a collateral trust arrangement (the "LPT Trust") established in favor of James River by Aleka. At December 31, 2024, the balance in the LPT Trust was $30.1 million, and, together with the balance of the Loss Fund Trust (as defined below) attributable to the Commercial Auto LPT as described below, the total balance of collateral securing Aleka's obligations under the Commercial Auto LPT was $37.8 million. At December 31, 2024, the total reinsurance recoverables under the Commercial Auto LPT was $36.6 million.

In connection with the execution of the Commercial Auto LPT, James River and Aleka entered into an administrative services agreement (the "Administrative Services Agreement") with a third party claims administrator (the "Administrator") pursuant to which the Administrator handles the claims on the Rasier Commercial Auto Policies for the remaining life of those claims. The claims paid by the Administrator are reimbursable by James River, and pursuant to the Administrative Services Agreement, James River established a loss fund trust account for the benefit of the Administrator (the "Loss Fund Trust") to collateralize its claims payment reimbursement obligations. James River funds the Loss Fund Trust using funds withdrawn from the Indemnity Trust, funds withdrawn from the LPT Trust, and its own funds, in each case in an amount equal to the pro rata portion of the required Loss Fund Trust balance attributable to

**18. Commitments and Contingent Liabilities (continued)**

the Indemnity Agreements, the Commercial Auto LPT and James River's existing third party reinsurance agreements, respectively. At December 31, 2024, the balance in the Loss Fund Trust was $28.7 million, including $17.4 million representing collateral supporting Rasier's obligations under the Indemnity Agreements and $7.7 million representing collateral supporting Aleka's obligations under the Commercial Auto LPT. Funds posted to the Loss Fund Trust are classified as restricted cash equivalents on the Company's balance sheet.

While the Commercial Auto LPT brings economic finality to substantially all of the Rasier Commercial Auto Policies, the Company has credit exposure to Rasier and Aleka under the Indemnity Agreements and the Commercial Auto LPT if the estimated losses and expenses of the Rasier Commercial Auto Policies grow at a faster pace than the growth in our collateral balances. In addition, the Company has credit exposure if its estimates of future losses and loss adjustment expenses and other amounts recoverable under the Indemnity Agreements and the Commercial Auto LPT, which are the basis for establishing the collateral balances, are lower than actual amounts paid or payable. The amount of credit exposure in any of these instances could be material. To mitigate these risks, the Company closely and frequently monitors exposure compared to collateral held, and requests additional collateral in accordance with the terms of the Commercial Auto LPT and Indemnity Agreements when its analysis indicates that the Company has uncollateralized exposure.

**19. Other Comprehensive (Loss) Income**

The following table summarizes the components of other comprehensive income (loss):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| | *(in thousands)* | | |
| Unrealized (losses) gains arising during the period, before U.S. income taxes | $(9,222) | $105,368 | $(219,788) |
| U.S. income taxes | 1,937 | (6,313) | 26,780 |
| Unrealized (losses) gains arising during the period, net of U.S. income taxes | (7,285) | 99,055 | (193,008) |
| Less reclassification adjustment: | | | |
| Net realized investment (losses) gains | (1,278) | (339) | 275 |
| U.S. income taxes | 269 | 71 | (261) |
| Reclassification adjustment for investment (losses) gains realized in net income | (1,009) | (268) | 14 |
| Other comprehensive (loss) income | $(6,276) | $ 99,323 | $(193,022) |

In addition to the net realized investment (losses) gains of $(1.3) million, $(339,000), and $275,000 on available-for-sale fixed maturity securities for the years ended December 31, 2024, 2023, and 2022, the Company recognized net realized and unrealized investment (losses) gains in the respective years of $(3.8) million, $5.5 million, and $(5.7) million on its investments in bank loan participations and $8.7 million, $5.2 million, and $(11.1) million on its investments in equity securities.

**20. Segment Information**

The Company's continuing operations are comprised of three reportable segments, two of which are separately managed business units and the third ("Corporate and Other") includes the Company's remaining operations. The Excess and Surplus Lines segment primarily offers commercial excess and surplus lines

## 20.  Segment Information (continued)

liability and excess property insurance products. The Specialty Admitted Insurance segment offers specialty admitted fronting and program business and, prior to the sale of the Company's renewal rights in 2023, workers' compensation insurance coverage. The Corporate and Other segment consists of certain management and treasury activities of James River Group, James River UK, and JRG Holdings as well as interest expense associated with senior debt and Junior Subordinated Debt, and investment income. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Prior to entering into a definitive agreement to sell JRG Re on November 8, 2023, JRG Re was considered a reportable segment (the "Casualty Reinsurance" segment). After entering into the agreement to sell JRG Re, the Company no longer considers Casualty Reinsurance to be a reportable segment, but instead it is reported as discontinued operations. The segment information below excludes discontinued operations for all periods presented.

Segment profit (loss) is measured by underwriting profit (loss), which is generally defined as net earned premiums and gross fee income (in specific instances when the Company is not retaining insurance risk) in "other income" in the Consolidated Statements of (Loss) Income and Comprehensive Loss less loss and loss adjustment expenses on business not subject to retroactive reinsurance accounting (see *Retroactive Reinsurance Accounting* in *Note 8 — Reserve for Losses and Loss Adjustment Expenses*) and other operating expenses. Other operating expenses include the underwriting, acquisition, and insurance expenses of the operating segments and, for consolidated underwriting profit, the expenses of the Corporate and Other segment. Other operating expenses for the Corporate and Other segment include personnel costs associated with the Bermuda and U.S. holding companies, professional fees, share-based compensation for the full Company, and various other corporate expenses that were not reimbursed by our subsidiaries, including costs associated with rating agencies and strategic initiatives. Net commissions in the table below are net of amounts deferred as deferred policy acquisition costs. Employee compensation includes both cash and share-based compensation, as well as employer expenses related to payroll taxes and benefits, and is net of amounts allocated to losses and loss adjustment expenses and amounts deferred. All other operating expenses include, amongst other expenses, costs for insurance, outside professional fees including legal, audit, and consulting, office rent, bad debt expense, and taxes, licenses and fees on business written. Segment results are reported prior to the effects of intercompany pooling agreements and intercompany reinsurance agreements. All gross written premiums and net earned premiums for all periods presented were generated from policies issued to U.S. based insureds. Segment revenues for each reportable segment consist of net earned premiums, net investment income, and realized and unrealized (losses) gains on investments.

The Company's Chief Executive Officer ("CEO") has final authority over segment resource allocation decisions and performance assessment, and consequently, is identified as the Chief Operating Decision Maker ("CODM"). The CEO considers segment underwriting profit (loss) in the annual budget and forecasting process, and in monthly financial reviews of actual segment results compared to budget and prior year periods in order to assess segment performance and make strategic operating decisions regarding the business written by the segments, the allocation of capital and personnel to the segments, and compensation for segment employees. The segment information presented below aligns with the information that is presented regularly to the CEO.

**20. Segment Information (continued)**

| | Excess and Surplus Lines | Specialty Admitted Insurance | Corporate and Other | Total |
|---|---|---|---|---|
| | *(in thousands)* | | | |
| **As of and for the Year Ended December 31, 2024** | | | | |
| Gross written premiums | $1,017,029 | $ 414,743 | $ — | $1,431,772 |
| Net earned premiums | 512,237 | 87,959 | — | 600,196 |
| Fee income | — | 4,585 | — | 4,585 |
| Losses and loss adjustment expenses | 485,951 | 68,423 | — | 554,374 |
| Less: losses and loss adjustment expense – retroactive reinsurance | 37,237 | — | — | 37,237 |
| Losses and loss adjustment expenses excluding retroactive reinsurance | 448,714 | 68,423 | — | 517,137 |
| Other operating expenses: | | | | |
|   Net commissions | 56,186 | (11,243) | — | 44,943 |
|   Employee compensation | 62,176 | 14,115 | 23,804 | 100,095 |
|   All other operating expenses | 22,616 | 14,376 | 11,168 | 48,160 |
| | 140,978 | 17,248 | 34,972 | 193,198 |
| Underwriting (loss) profit | (77,455) | 6,873 | (34,972) | (105,554) |
| Segment revenues | 594,433 | 109,472 | 3,721 | 707,626 |
| Net investment income | 73,341 | 16,937 | 2,811 | 93,089 |
| Interest expense | — | — | 24,666 | 24,666 |
| Segment goodwill | 181,831 | — | — | 181,831 |
| Segment assets | 3,516,399 | 1,390,894 | 99,783 | 5,007,076 |

**20.  Segment Information (continued)**

|  | Excess and Surplus Lines | Specialty Admitted Insurance | Corporate and Other | Total |
|---|---|---|---|---|
|  | *(in thousands)* | | | |
| **As of and for the Year Ended December 31, 2023** | | | | |
| Gross written premiums | $1,007,351 | $ 501,309 | $ — | $1,508,660 |
| Net earned premiums | 609,566 | 98,439 | — | 708,005 |
| Fee income | — | 5,301 | — | 5,301 |
| Losses and loss adjustment expenses | 425,035 | 75,122 | — | 500,157 |
| Less: losses and loss adjustment expense – retroactive reinsurance | 4,991 | — | — | 4,991 |
| Losses and loss adjustment expenses excluding retroactive reinsurance | 420,044 | 75,122 | — | 495,166 |
| Other operating expenses: | | | | |
|   Net commissions | 61,542 | (12,809) | — | 48,733 |
|   Employee compensation | 57,436 | 18,492 | 22,502 | 98,430 |
|   All other operating expenses | 16,197 | 18,858 | 11,438 | 46,493 |
|  | 135,175 | 24,541 | 33,940 | 193,656 |
| Underwriting profit | 54,347 | 4,077 | (33,940) | 24,484 |
| Segment revenues | 690,388 | 119,777 | 1,844 | 812,009 |
| Net investment income | 69,325 | 13,568 | 1,153 | 84,046 |
| Interest expense | — | — | 24,627 | 24,627 |
| Segment goodwill | 181,831 | — | — | 181,831 |
| Segment assets | 3,083,798 | 1,387,020 | 63,039 | 4,533,857 |

**20.  Segment Information (continued)**

| | Excess and Surplus Lines | Specialty Admitted Insurance | Corporate and Other | Total |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **As of and for the Year Ended December 31, 2022** | | | | |
| Gross written premiums | $  921,164 | $  490,208 | $          — | $1,411,372 |
| Net earned premiums | 555,597 | 74,137 | — | 629,734 |
| Fee income | — | 3,761 | — | 3,761 |
| Losses and loss adjustment expenses | 382,094 | 58,548 | — | 440,642 |
| Less: losses and loss adjustment expense – retroactive reinsurance | 15,742 | — | — | 15,742 |
| Losses and loss adjustment expenses excluding retroactive reinsurance | 366,352 | 58,548 | — | 424,900 |
| Other operating expenses: | | | | |
|  Net commissions | 47,006 | (18,411) | — | 28,595 |
|  Employee compensation | 47,898 | 17,823 | 20,857 | 86,578 |
|  All other operating expenses | 11,290 | 15,704 | 10,403 | 37,397 |
| | 106,194 | 15,116 | 31,260 | 152,570 |
| Underwriting profit | 83,051 | 4,234 | (31,260) | 56,025 |
| Segment revenues | 570,087 | 81,593 | 9,834 | 661,514 |
| Net investment income | 28,664 | 5,068 | 9,456 | 43,188 |
| Interest expense | — | — | 13,872 | 13,872 |
| Segment goodwill | 181,831 | — | — | 181,831 |
| Segment assets | 2,627,956 | 1,277,988 | 85,332 | 3,991,276 |

**20. Segment Information (continued)**

The following table reconciles the underwriting (loss) profit of operating segments by individual segment to consolidated (loss) income from continuing operations before income taxes:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| Underwriting (loss) profit of the operating segments: | | | |
| Excess and Surplus Lines ............................... | $ (77,455) | $ 54,347 | $ 83,051 |
| Specialty Admitted Insurance ........................... | 6,873 | 4,077 | 4,234 |
| Total underwriting (loss) profit of operating segments ............. | (70,582) | 58,424 | 87,285 |
| Other operating expenses of the Corporate and Other segment ....... | (34,972) | (33,940) | (31,260) |
| Underwriting (loss) profit ................................ | (105,554) | 24,484 | 56,025 |
| Losses and loss adjustment expenses – retroactive reinsurance ....... | (37,237) | (4,991) | (15,742) |
| Net investment income .................................. | 93,089 | 84,046 | 43,188 |
| Net realized and unrealized gains (losses) on investments ........... | 3,625 | 10,441 | (15,720) |
| Other income ......................................... | 6,131 | 4,216 | 551 |
| Other expenses ....................................... | (6,145) | (3,792) | (795) |
| Interest expense ...................................... | (24,666) | (24,627) | (13,872) |
| Amortization of intangible assets .......................... | (363) | (363) | (363) |
| Impairment of intangible assets ........................... | — | (2,500) | — |
| (Loss) income from continuing operations before income taxes ....... | $ (71,120) | $ 86,914 | $ 53,272 |

The Company currently has 15 underwriting divisions, including 14 in the Excess and Surplus Lines segment, and one in the Specialty Admitted Insurance segment. Each underwriting division focuses on a specific industry group or coverage.

**20. Segment Information (continued)**

Gross written premiums by segment and underwriting division are presented below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| Excess Casualty | $ 325,017 | $ 339,870 | $ 310,383 |
| General Casualty | 237,632 | 202,861 | 173,574 |
| Manufacturers and Contractors | 176,494 | 180,074 | 156,645 |
| Excess Property | 53,254 | 64,574 | 52,104 |
| Energy | 46,405 | 51,593 | 42,290 |
| Small Business | 39,946 | 38,561 | 36,930 |
| Allied Health | 31,791 | 30,904 | 34,156 |
| Commercial Auto | 27,819 | 29,379 | 37,974 |
| Life Sciences | 25,642 | 27,595 | 32,277 |
| Sports and Entertainment | 22,192 | 17,826 | 13,934 |
| Environmental | 20,096 | 13,832 | 20,676 |
| Professional Liability | 9,367 | 9,264 | 8,936 |
| Medical Professionals | 870 | 955 | 1,285 |
| Management Liability | 504 | 63 | — |
| Total Excess and Surplus Lines segment | 1,017,029 | 1,007,351 | 921,164 |
| Specialty Admitted Insurance segment | 414,743 | 501,309 | 490,208 |
| Total | $1,431,772 | $1,508,660 | $1,411,372 |

The Company does business with three brokers that generated $345.1 million, $245.5 million and $134.1 million of gross written premiums for the Excess and Surplus Lines segment for the year ended December 31, 2024, representing 24.1%, 17.1% and 9.4% of consolidated gross written premiums and 33.9%, 24.1% and 13.2% of the Excess and Surplus Lines segment's gross written premiums, respectively. The Company has agency contracts with various branches within the aforementioned brokers. No other broker generated 10.0% or more of the gross written premiums for the Excess and Surplus Lines segment for the year ended December 31, 2024. No individual insured generated 10.0% or more of the gross written premiums for the Excess and Surplus Lines segment for the year ended December 31, 2024.

The Specialty Admitted Insurance segment accepts applications for insurance from a variety of sources, including program administrators and managing general agents ("MGAs"). The Company does business with two agencies that generated $175.7 million and $63.7 million of gross written premiums for the Specialty Admitted Insurance segment for the year ended December 31, 2024, representing 12.3% and 4.5% of consolidated gross written premiums and 42.4% and 15.4% of the Specialty Admitted Insurance segment's gross written premiums, respectively. No other agency generated 10.0% or more of the gross written premiums for the Specialty Admitted Insurance segment for the year ended December 31, 2024.

**21. Fair Value Measurements**

Three levels of inputs are used to measure fair value of financial instruments: (1) Level 1: quoted price (unadjusted) in active markets for identical assets, (2) Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument, and (3) Level 3: inputs to the valuation methodology are unobservable for the asset or liability.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date.

The fair values of fixed maturity securities, equity securities, and bank loan participations have been determined using fair value prices provided by the Company's investment accounting services provider or investment managers, who utilize internationally recognized independent pricing services. The prices provided by the independent pricing services are generally based on observable market data in active markets (*e.g.* broker quotes and prices observed for comparable securities). Values for U.S. Treasury and publicly-traded equity securities are generally based on Level 1 inputs which use the market approach valuation technique. The values for all other fixed maturity securities (including state and municipal securities and obligations of U.S. government corporations and agencies) and bank loan participations generally incorporate significant Level 2 inputs, and in some cases, Level 3 inputs, using the market approach and income approach valuation techniques. There have been no changes in the Company's use of valuation techniques since December 31, 2022.

The Company reviews fair value prices provided by its outside investment accounting service provider or investment managers for reasonableness by comparing the fair values provided by the managers to those provided by its investment custodian. The Company also reviews and monitors changes in unrealized gains and losses. The Company has not historically adjusted security prices. The Company obtains an understanding of the methods, models and inputs used by the investment managers and independent pricing services, and controls are in place to validate that prices provided represent fair values. The Company's control process includes, but is not limited to, initial and ongoing evaluation of the methodologies used, a review of specific securities and an assessment for proper classification within the fair value hierarchy, and obtaining and reviewing internal control reports for the investment manager that obtains fair values from independent pricing services.

**21. Fair Value Measurements (continued)**

Assets measured at fair value on a recurring basis as of December 31, 2024 are summarized below:

| | Fair Value Measurements Using | | | |
| --- | --- | --- | --- | --- |
| | Quoted Prices in Active Markets for Identical Assets Level 1 | Significant Other Observable Inputs Level 2 | Significant Unobservable Inputs Level 3 | Total |
| | *(in thousands)* | | | |
| Fixed maturity securities, available-for-sale: | | | | |
| State and municipal | $ — | $ 196,564 | $— | $ 196,564 |
| Residential mortgage-backed | — | 326,227 | — | 326,227 |
| Corporate | — | 475,485 | — | 475,485 |
| Commercial mortgage and asset-backed | — | 170,458 | — | 170,458 |
| U.S. Treasury securities and obligations guaranteed by the U.S. government | 20,999 | — | — | 20,999 |
| Total fixed maturity securities, available-for-sale | $20,999 | $1,168,734 | $— | $1,189,733 |
| Equity securities: | | | | |
| Preferred stock | $ — | $ 71,245 | $— | $ 71,245 |
| Common stock | 12,693 | 2,536 | 5 | 15,234 |
| Total equity securities | $12,693 | $ 73,781 | $ 5 | $ 86,479 |
| Bank loan participations | $ — | $ 142,410 | $— | $ 142,410 |
| Short-term investments | $ — | $ 97,074 | $— | $ 97,074 |

**21. Fair Value Measurements (continued)**

Assets measured at fair value on a recurring basis as of December 31, 2023 are summarized below:

| | Fair Value Measurements Using | | | |
| | Quoted Prices in Active Markets for Identical Assets Level 1 | Significant Other Observable Inputs Level 2 | Significant Unobservable Inputs Level 3 | Total |
|---|---|---|---|---|
| | *(in thousands)* | | | |
| Fixed maturity securities, available-for-sale: | | | | |
| State and municipal | $ — | $ 248,837 | $— | $ 248,837 |
| Residential mortgage-backed | — | 317,928 | — | 317,928 |
| Corporate | — | 505,728 | — | 505,728 |
| Commercial mortgage and asset-backed | — | 222,853 | — | 222,853 |
| U.S. Treasury securities and obligations guaranteed by the U.S. government | 29,130 | — | — | 29,130 |
| Total fixed maturity securities, available-for-sale | $29,130 | $1,295,346 | $— | $1,324,476 |
| Equity securities: | | | | |
| Preferred stock | $ — | $ 69,310 | $— | $ 69,310 |
| Common stock | 48,370 | 2,254 | 11 | 50,635 |
| Total equity securities | $48,370 | $ 71,564 | $11 | $ 119,945 |
| Bank loan participations | $ — | $ 156,169 | $— | $ 156,169 |
| Short-term investments | $ — | $ 72,137 | $— | $ 72,137 |

A reconciliation of the beginning and ending balances of available-for-sale fixed maturity securities, equity securities, and bank loan participations measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is shown below:

| | Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
|---|---|---|---|
| | *(in thousands)* | | |
| Beginning balance | $11 | $ 7 | $ 39 |
| Transfers in to Level 3 | — | — | — |
| Transfers out of Level 3 | — | — | — |
| Purchases | — | — | — |
| Sales | — | — | (35) |
| Maturities, calls and paydowns | — | — | — |
| Amortization of discount | — | — | — |
| Total gains or losses (realized/unrealized): | | | |
| Included in earnings | (6) | 4 | 3 |
| Included in other comprehensive income | — | — | — |
| Ending balance | $ 5 | $11 | $ 7 |

**21. Fair Value Measurements (continued)**

The Company held one equity security at December 31, 2024 for which the fair value was determined using significant unobservable inputs (Level 3). The fair value of $5,000 for the equity security was obtained from our asset manager and was derived from an internal model.

The Company held one equity security at December 31, 2023 for which the fair value was determined using significant unobservable inputs (Level 3). The fair value of $11,000 for the equity security was obtained from our asset manager and was derived from an internal model.

The Company held one equity security at December 31, 2022 for which the fair value was determined using significant unobservable inputs (Level 3). The fair value of $7,000 for the equity security was obtained from our asset manager and was derived from an internal model.

Transfers out of Level 3 occur when the Company is able to obtain reliable prices from pricing vendors for which the Company was previously unable to obtain reliable prices. Transfers in to Level 3 occur when the Company is unable to obtain reliable prices for securities from pricing vendors and instead must use broker price quotes.

There were no transfers between Level 1 and Level 2 during 2024, 2023 or 2022. The Company recognizes transfers between levels at the beginning of the reporting period.

In the determination of the fair value for bank loan participations and certain high yield bonds, the Company's investment manager endeavors to obtain data from multiple external pricing sources. External pricing sources may include brokers, dealers and price data vendors that provide a composite price based on prices from multiple dealers. Such external pricing sources typically provide valuations for normal institutional size trading units of such securities using methods based on market transactions for comparable securities, and various relationships between securities, as generally recognized by institutional dealers. For investments in which the investment manager determines that only one external pricing source is appropriate or if only one external price is available, the relevant investment is generally recorded at fair value based on such price.

Investments for which external sources are not available or are determined by the investment manager not to be representative of fair value are recorded at fair value as determined by the Company, with input from its investment managers and valuation specialists as considered necessary. In determining the fair value of such investments, the Company considers one or more of the following factors: type of security held, convertibility or exchangeability of the security, redeemability of the security (including the timing of redemptions), application of industry accepted valuation models, recent trading activity, liquidity, estimates of liquidation value, purchase cost, and prices received for securities with similar terms of the same issuer or similar issuers. There were no investments for which external sources were unavailable to determine fair value as of December 31, 2024 and 2023.

**21. Fair Value Measurements (continued)**

The carrying values and fair values of financial instruments are summarized below:

| | December 31, | | | |
| | 2024 | | 2023 | |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| --- | --- | --- | --- | --- |
| | *(in thousands)* | | | |
| **Assets** | | | | |
| Fixed maturity securities, available-for-sale ....... | $1,189,733 | $1,189,733 | $1,324,476 | $1,324,476 |
| Equity securities ......................... | 86,479 | 86,479 | 119,945 | 119,945 |
| Bank loan participations .................. | 142,410 | 142,410 | 156,169 | 156,169 |
| Cash and cash equivalents ................. | 362,345 | 362,345 | 274,298 | 274,298 |
| Restricted cash equivalents ............... | 28,705 | 28,705 | 72,449 | 72,449 |
| Short-term investments ................... | 97,074 | 97,074 | 72,137 | 72,137 |
| Other invested assets – notes receivable .......... | 13,902 | 12,877 | 12,174 | 11,702 |
| **Liabilities** | | | | |
| Senior debt ........................... | 200,800 | 201,787 | 222,300 | 223,408 |
| Junior subordinated debt .................. | 104,055 | 121,766 | 104,055 | 138,264 |

The fair values of fixed maturity securities, equity securities, and bank loan participations have been determined using quoted market prices for securities traded in the public market or prices using bid or closing prices for securities not traded in the public marketplace. The fair values of cash and cash equivalents and short-term investments approximate their carrying values due to their short-term maturity.

The fair values of other invested assets-notes receivable, senior debt, and junior subordinated debt at December 31, 2024 and 2023 were determined by calculating the present value of expected future cash flows under the terms of the note agreements or debt agreements, as applicable, discounted at an estimated market rate of interest at December 31, 2024 and 2023, respectively. The Company also utilized an internally developed valuation model based on the spread of a comparable market index to determine the fair value of certain other invested assets-notes receivable at December 31, 2024 and 2023.

The fair values of senior debt and junior subordinated debt at December 31, 2024 and 2023 were determined using inputs to the valuation methodology that are unobservable (Level 3).

**22. Statutory Matters**

U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. Statutory accounting practices prescribed or permitted by regulatory authorities for the Company's insurance subsidiaries differ from U.S. GAAP. The principal differences between SAP and GAAP as they relate to the financial statements of the Company's insurance subsidiaries are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) the classification and carrying amounts of investments in certain securities are different under SAP and GAAP, and (d) the criteria for providing asset valuation allowances and the methodologies used to determine the amount thereof are different under SAP and GAAP.

Combined net income, statutory capital and surplus and minimum required statutory capital and surplus, as determined in accordance with statutory accounting practices, for the U.S. insurance subsidiaries as of December 31, 2024, 2023, and 2022 and for the years then ended are summarized as follows:

**22. Statutory Matters (continued)**

|  | 2024 | 2023 | 2022 |
|---|---|---|---|
|  | *(in thousands)* | | |
| Statutory net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 40,731 | $ 90,469 | $ 42,565 |
| Statutory capital and surplus . . . . . . . . . . . . . . . . . . . . . . . . . . . | 642,978 | 615,427 | 493,303 |
| Minimum required statutory capital and surplus . . . . . . . . . . . . . . . | 286,392 | 220,449 | 165,809 |

Risk-Based Capital ("RBC") requirements promulgated by the National Association of Insurance Commissioners require property-casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries. As of December 31, 2024, the insurance subsidiaries' adjusted capital and surplus exceeds their authorized control level RBC.

**23. Dividend Restrictions**

The insurance statutes of the U.S.-based insurance subsidiaries' states of domicile limit the amount of dividends that they may pay annually without first obtaining regulatory approval. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10.0% of statutory surplus at the end of the preceding year. The maximum amount of dividends available to James River Group from its U.S. insurance subsidiaries during 2025 without regulatory approval is $64.3 million. However, U.S. insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends.

Distributions from the Company's U.S.-based subsidiaries to its U.K. intermediate holding company, James River UK, are generally subject to a 5% dividend withholding tax. The payment of any dividends by the Company's U.S.-based subsidiaries directly to a Bermuda-based entity is subject to U.S. taxes at a 30.0% tax rate. JRG Holdings has determined that earnings of its U.S. subsidiaries have been and will be indefinitely reinvested in U.S. operations.

**24. Other Related Party Transactions**

The Company leases a commercial office building which houses the Company's Richmond, Virginia operations under the terms of a non-cancelable lease from an entity with which it is affiliated. The term of the lease, which has been amended from time to time, runs through 2026. Operating costs under the lease were $2.1 million for each of the years ended December 31, 2024, 2023, and 2022, respectively.

**25. Subsequent Events**

On January 27, 2025, the Company borrowed $25.0 million on the unsecured revolver of the 2013 Facility, increasing the outstanding drawn balance to $210.8 million. The Company remains in compliance with financial and other covenants (including minimum net worth, maximum ratio of total adjusted debt outstanding to total capitalization, and financial strength ratings) under the 2013 Facility after giving effect to this borrowing.

On February 20, 2025, the Board of Directors declared a cash dividend of $0.01 per common share. The dividend is payable on March 31, 2025 to shareholders of record on March 10, 2025.

On February 20, 2025, the Board of Directors declared a quarterly dividend on the Series A Preferred Shares. The dividend of $2.0 million will be payable in cash on March 31, 2025 to shareholders of record on March 15, 2025.

On February 20, 2025, the Board of Directors approved awards under the 2014 LTIP and the 2014 Director Plan to the Company's employees and directors with an aggregate fair value of $9.1 million and a grant date of March 5, 2025.

# JAMES RIVER GROUP HOLDINGS, LTD.

### Summary of Investments — Other than Investments in Related Parties

| Type of Investment | Cost or Amortized Cost | Fair Value | Amount at which shown on Balance Sheet[1] |
|---|---|---|---|
| | *(in thousands)* | | |
| Fixed maturity securities, available-for-sale: | | | |
| State and municipal | $ 223,009 | $ 196,564 | $ 196,564 |
| Residential mortgage-backed | 352,064 | 326,227 | 326,227 |
| Corporate | 503,610 | 475,485 | 475,485 |
| Commercial mortgage and asset-backed | 178,238 | 170,458 | 170,458 |
| U.S. Treasury securities and obligations guaranteed by the U.S. government | 21,416 | 20,999 | 20,999 |
| Total fixed maturity securities, available-for-sale | 1,278,337 | 1,189,733 | 1,189,733 |
| Equity securities: | | | |
| Preferred Stock | 67,044 | 71,245 | 71,245 |
| Common Stock | 15,634 | 15,234 | 15,234 |
| Total equity securities | 82,678 | 86,479 | 86,479 |
| Bank loan participations | 147,321 | 142,410 | 142,410 |
| Short-term investments | 97,074 | 97,074 | 97,074 |
| Other invested assets | | | 29,010 |
| Total invested assets | | | $1,544,706 |

————————————

(1)  Differences between the amounts in this column and the amounts in the consolidated balance sheet are due to this schedule excluding investments in related parties.

**JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES**

**Condensed Financial Information of Registrant**

**Balance Sheets (Parent Company)**

| | December 31, | |
|---|---|---|
| | **2024** | **2023** |
| | *(in thousands)* | |
| **Assets** | | |
| Cash and cash equivalents | $ 64,525 | $ 1,961 |
| Investment in subsidiaries[1] | 732,285 | 894,848 |
| Due from subsidiaries | — | 166 |
| Other assets | 31,775 | 52,013 |
| Total assets | $ 828,585 | $ 948,988 |
| **Liabilities and shareholders' equity** | | |
| Liabilities: | | |
| Accrued expenses | $ 1,716 | $ 3,971 |
| Senior debt | 185,800 | 207,300 |
| Junior subordinated debt | 15,928 | 15,928 |
| Due to subsidiaries | 863 | — |
| Other liabilities | 30,248 | 42,270 |
| Total liabilities | 234,555 | 269,469 |
| Commitments and contingent liabilities | | |
| Series A redeemable preferred shares | 133,115 | 144,898 |
| Shareholders' equity: | | |
| Class A common shares | 9 | 7 |
| Additional paid-in capital | 933,311 | 876,240 |
| Retained deficit | (402,408) | (277,905) |
| Accumulated other comprehensive (loss) income | (69,997) | (63,721) |
| Total shareholders' equity | 460,915 | 534,621 |
| Total liabilities, Series A redeemable preferred shares, and shareholders' equity | $ 828,585 | $ 948,988 |

See accompanying notes.

**JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES**

**Condensed Financial Information of Registrant**

**Statements of (Loss) Income and Comprehensive Loss (Parent Company)**

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | **2024** | **2023** | **2022** |
|  | *(in thousands)* | | |
| **Revenues:** | | | |
| Net investment income | $ 1,860 | $ — | $ — |
| Other income | 90 | 88 | 55 |
| Total revenues | 1,950 | 88 | 55 |
| **Expenses:** | | | |
| Other operating expenses | 14,142 | 14,689 | 12,890 |
| Other expenses | 9,619 | 4,049 | 747 |
| Interest expense | 15,484 | 15,685 | 8,579 |
| Total expenses | 39,245 | 34,423 | 22,216 |
| Loss before equity in net (loss) income of subsidiaries | (37,295) | (34,335) | (22,161) |
| Equity in net (loss) income of subsidiaries[1] | (43,825) | (73,349) | 53,134 |
| **Net (loss) income** | $(81,120) | $(107,684) | $ 30,973 |
| Other comprehensive (loss) income: | | | |
| Equity in other comprehensive (losses) earnings of subsidiaries | (6,276) | 99,323 | (193,022) |
| **Total comprehensive loss** | $(87,396) | $ (8,361) | $(162,049) |

---

(1)  Includes amounts for JRG Re which was classified as held for sale on our Consolidated Balance Sheets as of December 31, 2023. The sale of JRG Re closed on April 16, 2024. Operating results of JRG Re are included in discontinued operations in our Consolidated Statements of (Loss) Income and Comprehensive Loss. See Note 2 — Discontinued Operations.

**JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES**

**Condensed Financial Information of Registrant**

**Statements of Cash Flows (Parent Company)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| **Operating activities** | | | |
| Net (loss) income | $ (81,120) | $(107,684) | $ 30,973 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | | |
| Provision for depreciation and amortization | 474 | 345 | 216 |
| Share based compensation expense | 6,631 | 9,116 | 8,122 |
| Equity in undistributed earnings of subsidiaries | 43,825 | 73,349 | (53,134) |
| Changes in operating assets and liabilities | 2,996 | 47,673 | 68,272 |
| Net cash provided by operating activities | (27,194) | 22,799 | 54,449 |
| **Investing activities** | | | |
| Sale of JRG Re | 136,213 | — | — |
| Dividends from subsidiaries | 5,755 | — | — |
| Net cash provided by investing activities | 141,968 | — | — |
| **Financing activities** | | | |
| Senior debt repayments | (21,500) | — | (40,000) |
| Contribution to subsidiary | (23,364) | — | (144,000) |
| Payment of debt issuance costs | — | (1,135) | — |
| Issuance of Series A preferred shares | — | — | 144,898 |
| Enstar common share investment | 12,500 | — | — |
| Payroll taxes withheld and remitted on net settlement of RSUs | (847) | (1,734) | (1,304) |
| Dividends on Series A preferred shares | (12,768) | (10,500) | (6,125) |
| Dividends on common shares | (6,231) | (7,746) | (7,798) |
| Net cash used in financing activities | (52,210) | (21,115) | (54,329) |
| Change in cash and cash equivalents | 62,564 | 1,684 | 120 |
| Cash and cash equivalents at beginning of period | 1,961 | 277 | 157 |
| Cash and cash equivalents at end of period | $ 64,525 | $ 1,961 | $ 277 |
| **Supplemental information** | | | |
| Interest paid | $ 17,137 | $ 16,949 | $ 9,342 |

See accompanying notes.

## JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

### Condensed Financial Information of Registrant

### Notes to Condensed Financial Statements

1. **Accounting Policies**

**Organization**

James River Group Holdings, Ltd. (the "Company") is an exempted holding company registered in Bermuda, organized for the purpose of acquiring and managing insurance and reinsurance entities.

**Basis of Presentation**

The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

**Estimates and Assumptions**

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

**Adopted Accounting Standards**

No accounting standards were adopted during the year ended December 31, 2024 that had a material impact on our financial statements.

# JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

## Supplementary Insurance Information

### *(in thousands)*

| | Deferred Policy Acquisition Costs | Reserve for Losses and Loss Adjustment Expenses | Unearned Premiums | Net Earned Premiums | Net Investment Income | Losses and Loss Adjustment Expenses | Amortization of Policy Acquisition Costs | Other Operating Expenses | Net Written Premiums |
|---|---|---|---|---|---|---|---|---|---|
| **December 31, 2024** | | | | | | | | | |
| Excess and Surplus Lines | $31,085 | $2,226,038 | $447,711 | $512,237 | $73,341 | $485,951 | $69,704 | $140,978 | $508,445 |
| Specialty Admitted | (910) | 858,368 | 124,323 | 87,959 | 16,937 | 68,423 | (3,744) | 17,248 | 72,409 |
| Corporate and Other | — | — | — | — | 2,811 | — | — | 34,972 | — |
| Total | $30,175 | $3,084,406 | $572,034 | $600,196 | $93,089 | $554,374 | $65,960 | $193,198 | $580,854 |
| **December 31, 2023** | | | | | | | | | |
| Excess and Surplus Lines | $30,625 | $1,769,788 | $428,570 | $609,566 | $69,325 | $425,035 | $75,890 | $135,175 | $589,551 |
| Specialty Admitted | 872 | 836,319 | 159,329 | 98,439 | 13,568 | 75,122 | (3,257) | 24,541 | 104,350 |
| Corporate and Other | — | — | — | — | 1,153 | — | — | 33,940 | — |
| Total | $31,497 | $2,606,107 | $587,899 | $708,005 | $84,046 | $500,157 | $72,633 | $193,656 | $693,901 |
| **December 31, 2022** | | | | | | | | | |
| Excess and Surplus Lines | $36,917 | $1,585,861 | $405,139 | $555,597 | $28,664 | $382,094 | $59,457 | $106,194 | $589,056 |
| Specialty Admitted | (4,080) | 755,102 | 173,057 | 74,137 | 5,068 | 58,548 | (9,648) | 15,116 | 76,390 |
| Corporate and Other | — | — | — | — | 9,456 | — | — | 31,260 | — |
| Total | $32,837 | $2,340,963 | $578,196 | $629,734 | $43,188 | $440,642 | $49,809 | $152,570 | $665,446 |

## JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

### Reinsurance

| | Direct Amount | Ceded to Other Companies | Assumed from Other Companies | Net Amount | Percentage of Amount Assumed to Net |
|---|---|---|---|---|---|
| | | | *(in thousands)* | | |
| **Year Ended December 31, 2024** | | | | | |
| Excess and Surplus Lines Written Premiums . . . . | $1,017,029 | $508,584 | $ — | $508,445 | — |
| Specialty Admitted Written Premiums . . . . . . . . | 412,762 | 342,334 | 1,981 | 72,409 | 2.7% |
| Total Written Premiums . . . . . . . . . . . . . . . . . . | $1,429,791 | $850,918 | $1,981 | $580,854 | 0.3% |
| **Year Ended December 31, 2023** | | | | | |
| Excess and Surplus Lines Written Premiums . . . . | $1,007,351 | $417,800 | $ — | $589,551 | — |
| Specialty Admitted Written Premiums . . . . . . . . | 499,317 | 396,959 | 1,992 | 104,350 | 1.9% |
| Total Written Premiums . . . . . . . . . . . . . . . . . . | $1,506,668 | $814,759 | $1,992 | $693,901 | 0.3% |
| **Year Ended December 31, 2022** | | | | | |
| Excess and Surplus Lines Written Premiums . . . . | $ 921,164 | $332,108 | $ — | $589,056 | — |
| Specialty Admitted Written Premiums . . . . . . . . | 487,360 | 413,818 | 2,848 | 76,390 | 3.7% |
| Total Written Premiums . . . . . . . . . . . . . . . . . . | $1,408,524 | $745,926 | $2,848 | $665,446 | 0.4% |

## JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

### Valuation and Qualifying Accounts

| | Balance at Beginning of Period | Additions Amounts Charged to Expense | Deductions Amounts Written Off or Disposals | Balance at End of Period |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **Year Ended December 31, 2024** | | | | |
| Allowance for Credit Losses on Premiums Receivable and Agents' Balances | $17,916 | $6,905 | $(2,494) | $22,327 |
| Allowance for Credit Losses on Reinsurance Balances | 660 | 555 | — | 1,215 |
| Total | $18,576 | $7,460 | $(2,494) | $23,542 |
| **Year Ended December 31, 2023** | | | | |
| Allowance for Credit Losses on Premiums Receivable and Agents' Balances | $16,248 | $2,826 | $(1,158) | $17,916 |
| Allowance for Credit Losses on Reinsurance Balances | 580 | 80 | — | 660 |
| Total | $16,828 | $2,906 | $(1,158) | $18,576 |
| **Year Ended December 31, 2022** | | | | |
| Allowance for Credit Losses on Premiums Receivable and Agents' Balances | $16,680 | $1,051 | $(1,483) | $16,248 |
| Allowance for Credit Losses on Reinsurance Balances | 607 | (27) | — | 580 |
| Total | $17,287 | $1,024 | $(1,483) | $16,828 |

**JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES**

**Supplementary Information Concerning Property Casualty Insurance Operations**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| Deferred policy acquisition costs . . . . . . . . . . . . . . . . . . . . . . . . | $ 30,175 | $ 31,497 | $ 32,837 |
| Reserve for losses and loss adjustment expenses . . . . . . . . . . . . . . | 3,084,406 | 2,606,107 | 2,340,963 |
| Unearned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 572,034 | 587,899 | 578,196 |
| Net earned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 600,196 | 708,005 | 629,734 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 93,089 | 84,046 | 43,188 |
| Losses and loss adjustment expenses incurred: | | | |
|     Current year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 441,058 | 463,530 | 429,260 |
|     Prior years – retroactive reinsurance . . . . . . . . . . . . . . . . . . . | 37,237 | 4,991 | 15,742 |
|     Prior years – excluding retroactive reinsurance . . . . . . . . . . . . | 76,079 | 31,636 | (4,360) |
| Total losses and loss adjustment expenses incurred . . . . . . . . . . . | 554,374 | 500,157 | 440,642 |
| Amortization of policy acquisition costs . . . . . . . . . . . . . . . . . . | 65,960 | 72,633 | 49,809 |
| Paid losses and loss adjustment expenses, net of reinsurance . . . . . | 364,590 | 328,959 | 318,355 |
| Net written premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 580,854 | 693,901 | 665,446 |

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JAMES RIVER GROUP HOLDINGS, LTD.[SM]

https://jrvrgroup.com